As filed with the Securities and Exchange Commission on May 1, 2019

Registration Nos. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SF-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIRST NATIONAL MASTER NOTE TRUST

(Issuing entity in respect of the Notes)

FIRST NATIONAL FUNDING LLC

(Depositor)

(Exact name of registrant as specified in its charter)

Nebraska	02-0598125
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Commission File Number of depositor: 333-

Central Index Key Number of depositor: 0001171040

FIRST NATIONAL FUNDING LLC

(Exact name of depositor as specified in its charter)

Central Index Key Number of sponsor: 0000036644

FIRST NATIONAL BANK OF OMAHA

(Exact name of sponsor as specified in its charter)

1620 Dodge Street

Stop Code 3271

Omaha, Nebraska 68197

(402) 341-0500

(Address, including ZIP code, and telephone number, including area code, of registrant’s principal executive offices)

Lori L. Niemeyer

First National Bank of Omaha

1620 Dodge Street

Stop Code 3271

Omaha, Nebraska 68197

(402) 341-0500

(Name, address, including ZIP code, and telephone number, including area code, of agent for service)

COPIES TO:

Mark A. Ellis H. Dale Dixon Kutak Rock LLP 1650 Farnam Street Omaha, Nebraska 68102-2186 (402) 346-6000	Timothy D. Hart First National Bank of Omaha 1620 Dodge Street, Stop Code 3395 Omaha, Nebraska 68197 (402) 341-0500	Kenneth P. Marin Chapman and Cutler LLP 1270 Avenue of the Americas New York, NY 10020 (212) 655-2510

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED	PROPOSED MAXIMUM OFFERING PRICE PER UNIT(1)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(1)	AMOUNT OF REGISTRATION FEE
ASSET-BACKED NOTES	$1,952,000,000(2)	100%	$1,952,000,000(2)	$236,645(2)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.
(2)

The Registrant previously filed a Registration Statement on Form SF 3 (File Nos. 333-209738 and 333-209738-01) (the “Prior Registration Statement”) with the Securities and Exchange Commission, which became effective on August 24, 2016. Pursuant to the Prior Registration Statement there are unsold Asset Backed Notes thereunder with an aggregate principal amount of $2,350,000,000 (the “Unsold Securities”). A registration fee of $236,645 was paid or carried forward from the Registration Statement filed by the Registrant in connection with the Unsold Securities and is carried forward and applied against $1,952,000,000 in Asset Backed Notes registered hereunder pursuant to Rule 457(p). The registrant is also registering an unspecified amount of securities in reliance on Rules 456(c) and 457(s).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

INTRODUCTORY NOTE

This registration statement includes a representative form of prospectus relating to the offering by First National Master Note Trust of asset-backed notes.

The information in this prospectus is not complete and may be amended. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated [●][●], 20[●]

Prospectus dated [●][●], 20[●]

First National Master Note Trust

Issuing Entity

(CIK: 0001396730)

First National Funding LLC	First National Bank of Omaha
Depositor (CIK: 0001171040)	Sponsor, Originator, Bank and Servicer (CIK: 0000036644)

$[●] Class A Series 20[●]-[●] Asset Backed Notes

Class A Notes
Principal amount	$[●]
Interest rate	[One-month LIBOR plus] [●]% per year [(determined as described in this prospectus), with a minimum interest rate of 0.00%]
Interest payment dates	monthly on the [15th], beginning [●] [●], 20[●]
Expected principal payment date	[●][●], 20[●]
Final maturity date	[●][●], 20[●]
Price to public	$[●] (or [●]%)
Underwriting discount	$[●] (or [●]%)
Proceeds to issuing entity	$[●] (or [●]%)

[The issuing entity will also issue $[●] Class B notes and $[●] Class C notes as part of Series 20[●]-[●].] Only the Class A notes are offered hereby.

[The issuing entity may offer and sell Class A notes having an aggregate initial principal amount that is either greater or less than the amount shown above. In that event, the initial principal amount of each Class of notes and the spread account amount will be proportionately increased or decreased.]

Each class of notes benefits from credit enhancement in the form of subordination of any junior classes of notes and, for the benefit of the Class C notes, a spread account.

[[The Series [201    ]- [●] notes][The Class [●] notes] will have the benefit of an interest rate swap provided by [Name of Interest Rate Swap Counterparty], as the interest rate swap counterparty.]

The notes will be paid from the issuing entity’s assets consisting primarily of receivables in a portfolio of VISA® and MasterCard® revolving credit card accounts owned by First National Bank of Omaha.

We expect to issue your series of notes in book-entry form on or about [●][●], 20[●].

You should consider carefully the risk factors beginning on page 20 in this prospectus.

A note is not a deposit and neither the notes nor the underlying accounts or receivables are insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The notes are obligations of First National Master Note Trust only and are not obligations of First National Funding LLC, First National Bank of Omaha or any other person.

Neither the Securities and Exchange Commission nor any state securities commission has approved these notes or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Underwriters
[●]		[●]
[●]

[●][●], 20[●]

[Note: the following table will be included for each pay-as-you-go takedown.]

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee (1)[(2)]
Asset-Backed Notes		100%

(1)	Calculated in accordance with Rule 457(s) under the Securities Act.
[(2]

[In addition to the pay-as-you-go registration fee paid as noted in the table above, a registration fee of $[        ] was previously paid or carried forward with respect to $[        ] of notes being offered pursuant to this prospectus. Such fees were carried forward from the registrant’s previously filed Registration Statement on Form SF-3 (File Nos. 333-209738 and 333-209738-01), which became effective on August 24, 2016, and applied to the notes offered hereunder pursuant to Rule 457(p).] [To be inserted if the filing fee for any takedown is paid in part from fees carried forward pursuant to Rule 457(p) and in part on a pay-as-you-go basis.]

Notice About Information Presented In This Prospectus

We (First National Funding LLC) provide information to you about the notes in this prospectus, which provides (a) a description of the specific terms that apply to your series of notes, including:

•	the terms, including interest rates, for each class;

•	the timing of interest and principal payments;

•	information about the receivables;

•	information about credit enhancement, if any, for each class;

•	the ratings for each class being offered; and

•	the method for selling the notes,

and (b) general information, some of which may not apply to your series of notes.

You should rely only on the information provided in this prospectus, including the information incorporated by reference. We have not authorized anyone to provide you with different information. We are not offering the notes in any state where the offer is not permitted.

We include cross references in the prospectus to captions in the prospectus where you can find further related discussions. The following Table of Contents provides the pages on which these captions are located.

This prospectus uses defined terms. You can find a glossary of those terms under the caption “Glossary of Terms for Prospectus” beginning on page146 of this prospectus.

Volcker Rule Considerations

The issuing entity is not now, and immediately following the issuance of the Series 20[●]-[●] notes on the closing date will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”). In making this determination, on the date of this prospectus and immediately following the issuance of the Series 20[●]-[●] notes on the closing date, the issuing entity will be relying on an exemption from registration set forth in Rule 3a-7 under the Investment Company Act, although the issuing entity may be entitled to rely on other statutory or regulatory exclusions and exemptions under the Investment Company Act as of the date of this prospectus, on the closing date or in the future. The issuing entity is structured so as not to constitute a “covered fund” for the purposes of the regulations adopted under Section 13 of the Bank Holding Company Act of 1956, commonly referred to as the “Volcker Rule.”

Notice to Residents of the United Kingdom

This prospectus may only be communicated or caused to be communicated in the United Kingdom to persons having professional experience in matters relating to investments and qualifying as investment professionals under Article 19(5) (Investment Professionals) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or to persons falling within Article 49(2)(A) to (D) (high net worth companies, unincorporated associations, etc.) of the Order or to any other person to whom this prospectus may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”).

Neither this prospectus nor the notes are or will be available to persons in the United Kingdom who are not Relevant Persons and this prospectus must not be acted on or relied on by persons in the United Kingdom who are not Relevant Persons. Any investment or investment activity to which this prospectus relates is available in the United Kingdom only to Relevant Persons and will be engaged in only with Relevant Persons in the United Kingdom. The communication of this prospectus to any person in the United Kingdom who is not a Relevant Person is unauthorized and may contravene the Financial Services and Markets Act 2000, as amended (the “FSMA”).

Notice to Residents of the European Economic Area

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended or superseded. Consequently, no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

EU Due Diligence and Risk Retention Rules Considerations

Article 5 of Regulation (EU) 2017/2402 of the European Parliament and of the Council of December 12, 2017 (the “EU Securitization Regulation”) places certain conditions on investments in securitizations (as defined in the EU Securitization Regulation) by “institutional investors,” defined to include (a) a credit institution or an investment firm as defined in and for purposes of Regulation (EU) No. 575/2013, as amended, known as the Capital Requirements Regulation (the “CRR”), (b) an insurance undertaking or a reinsurance undertaking as defined in Directive 2009/138/EC, as amended, known as Solvency II, (c) an alternative investment fund manager (AIFM) as defined in Directive 2011/61/EU that manages or markets alternative investment funds in the European Union, (d) an undertaking for collective investment in transferable securities (UCITS) management company, as defined in Directive 2009/65/EC, as amended, known as the UCITS Directive, or an internally managed UCITS, which is an investment company that is authorized in accordance with that Directive and has not designated such a management company for its management, and (e) with certain exceptions, an institution for occupational retirement provision (IORP) falling within the scope of Directive (EU) 2016/2341, or an investment manager or an authorized entity appointed by such an institution for occupational retirement provision as provided in that Directive. Pursuant to Article 14 of the CRR, those conditions also apply to investments by certain consolidated affiliates, wherever established or located, of institutions regulated under the CRR. The EU Securitization Regulation has direct effect in member states of the European Union (the “EU”) and is to be implemented by national legislation in other countries in the EEA.

Under the terms and conditions of a risk retention agreement for the Class A notes that the bank will enter into with the depositor and the issuing entity, with reference to Articles 5 and 6 of the EU Securitization Regulation, together with any relevant regulatory technical standards adopted by the European Commission and any guidance published by the European Union supervisory authorities with respect thereto or to precedent legislation (together, “delegated regulations and guidance”), each as in effect and applicable on the date of the issuance of the Class A notes (referred to, collectively, as the “EU due diligence and risk retention rules”), the bank will covenant and agree that:

(i) as “originator” for the purposes of those EU due diligence and risk retention rules, it currently retains, and on an ongoing basis will retain, a material net economic interest that is not less than five per cent of the nominal value of the securitized exposures (measured at origination), in a form that is intended to qualify as an originator’s interest as provided in option (b) of Article 6(3) of the EU Securitization Regulation, by indirectly holding all the membership interest in the depositor, which in turn holds all or part of the transferor interest;

(ii) it will not change the retention option or the method of calculating its net economic interest in the securitized exposures while the Class A notes are outstanding, except under exceptional circumstances in accordance with the EU Securitization Regulation (as supplemented by applicable delegated regulations and guidance);

ii

(iii) it will not (and will not permit the depositor or any of its other affiliates) to allow the retained interest to be subject to any credit risk mitigation, short position or other hedge or to be sold if, as a result, the bank would not retain a material net economic interest in an amount that is not less than five per cent of the nominal value of the securitized exposures, except to the extent permitted in accordance with Article 6(1) of the EU Securitization Regulation (as supplemented by applicable delegated regulations and guidance); and

(iv) it will provide ongoing confirmation of its continued compliance with its obligations in clauses (i) and (iii) in this paragraph in or concurrently with the delivery of each distribution repot of the issuing entity on Form 10-D relating to the Class A notes

The bank is not subject to the EU due diligence and risk retention rules or other provisions of the EU Securitization Regulation and, other than as set forward in the risk retention agreement (as summarized in the previous paragraph), the bank does not undertake any further action to comply with (or to enable affected investors to comply) with the EU due diligence and risk retention rules or other provisions of the EU Securitization Regulation, including the delivery of any information beyond that contained in each distribution report of the issuing entity on Form 10-D relating to the Class A notes. Accordingly, none of First National Bank of Omaha, First National Funding LLC, First National Master Note Trust, Wilmington Trust Company, U.S. Bank National Association, any of the underwriters, or any of their respective affiliates makes any representations or gives any assurance that the matters set forth in the previous paragraph and the information given in this prospectus or pursuant to the transaction documents are or will be sufficient for compliance by affected Class A noteholders with the requirements and the criteria set out in the EU due diligence and risk retention rules. Failure by affected Class A noteholders to comply with one or more of the requirements set forth in the EU due diligence and risk retention rules may result, among other things, in the imposition of a penalty regulatory capital charge through additional risk weights levied in respect of the Class A notes acquired by the applicable Class A noteholders that are subject to the EU due diligence and risk retention rules, or the imposition of other regulatory sanctions. Prospective Class A noteholders are responsible for analyzing their own regulatory position and are advised to consult with their own advisors regarding the suitability of the Class A notes for investment and compliance with the applicable EU due diligence and risk retention rules. U.S. Bank National Association shall have no responsibility to monitor compliance with, calculate, provide, or otherwise make available information or documents required by the EU Securitization Regulation or any other rules or regulations regarding risk retention. U.S. Bank National Association shall not be charged with knowledge of such rules and shall not be liable to any party for a violation of such rules now or hereafter in effect.

Compliance with Registration Requirements

We confirm that we have reasonable grounds to believe that we have met the registrant requirements set forth in General Instruction I.A.1 to Form SF-3, as in effect on the shelf eligibility determination date, as of such date. The term “shelf eligibility determination date” refers to either (i) the initial filing of the Form SF-3 shelf registration statement of which this prospectus forms a part or (ii) the ninetieth day after the end of our most recent fiscal year, whichever is the most recent to have occurred prior to date of this prospectus.

iii

2

3

ERISA Considerations	145
Plan Assets Regulation	145
Prohibited Transactions	146
Purchaser’s/Transferee’s Representations and Warranties	147
Consultation with Counsel	147
Underwriting	147
Use of Proceeds	149
Legal Matters	149
Reports to Noteholders	149
Where You Can Find More Information	149
Glossary of Terms for Prospectus	150

Annex I	A-I-1
Receivables Performance	A-I-1
Delinquency and Loss Experience	A-I-1
Revenue Experience	A-I-4
Interchange	A-I-5
The Trust Portfolio	A-I-5
FICO	A-I-10
Review of Pool Asset Disclosure	A-I-11
Review of Qualitative Disclosure	A-I-11
Review of Information Relating to the Historical Performance and Current Composition of the Receivables	A-I-11
Underwriting Process	A-I-11
Findings of Rule 193 Review	A-I-12
Repurchase of Receivables	A-I-12
Maturity Considerations	A-I-13
Accumulation Period	A-I-13
Rapid Amortization Period	A-I-13
Payment Rates	A-I-14
Reduced Principal Allocations	A-I-14
Static Pool Data	A-I-15

Annex II Other Securities Outstanding	A-II-1
Variable Funding Notes	A-II-1
Term Notes	A-II-4
Table of Outstanding Series of Notes	A-II-5

Annex III Global Clearance, Settlement and Tax Documentation Procedures	A-III-1
Initial Settlement	A-III-1
Certain U.S. Federal Income Tax Documentation Requirements	A-III-3

4

SUMMARY: OVERVIEW OF TRANSACTIONS

Each series of notes will be issued by First National Master Note Trust and will include one or more classes of notes, representing debt of the issuing entity. Each series of notes may differ as to timing and priority of distributions, allocations of losses, interest rates, the amount of distributions in respect of principal and interest and credit enhancement. We, First National Funding LLC, will disclose the details of these timing, priority and other matters in a prospectus for each series.

We refer to First National Master Note Trust as the trust or the issuing entity. The trust is a statutory trust created under the laws of the State of Delaware and pursuant to a trust agreement dated as of October 16, 2002, between us and Wilmington Trust Company, as owner trustee, which has been amended and restated, in its entirety, by a first amended and restated trust agreement dated as of December 20, 2012 and by a second amended and restated trust agreement dated as of September 23, 2016. For the purposes of this prospectus, all references to the trust agreement mean the second amended and restated trust agreement.

Each series of notes will be issued pursuant to an indenture supplement to the master indenture. The trust and The Bank of New York, as indenture trustee, entered into the master indenture on October 24, 2002. The master indenture was amended on November 17, 2003 and amended and restated, in its entirety, by a first amended and restated master indenture dated as of December 20, 2012, between the trust and The Bank of New York Mellon Trust Company, N.A., (formerly known as The Bank of New York Trust Company, N.A.), as successor indenture trustee to The Bank of New York. The first amended and restated master indenture was amended and restated, in its entirety, by a second amended and restated master indenture dated as of September 23, 2016, between the trust and U.S. Bank National Association, as successor indenture trustee to The Bank of New York Mellon Trust Company, N.A. We refer to the master indenture as the indenture. For the purposes of this prospectus, all references to the indenture mean the second amended and restated master indenture.

The primary assets of the trust are credit card receivables arising in VISA® and MasterCard® 1 revolving credit card accounts that have been transferred directly or indirectly by First National Bank of Omaha or one of its affiliates to First Bankcard Master Credit Card Trust or the trust. Hereafter we sometimes refer to First National Bank of Omaha as the bank. The credit card receivables have been either originated by the bank or one of its affiliates or have been acquired by the bank from third-party financial institutions.

Prior to December 18, 2008, the bank transferred receivables directly or indirectly to First Bankcard Master Credit Card Trust. The trust held a collateral certificate issued by First Bankcard Master Credit Card Trust and evidencing an undivided interest in the receivables held thereby. On December 18, 2008, with all outstanding investor certificates issued by First Bankcard Master Credit Card Trust (other than the collateral certificate) retired, we exercised our option to terminate First Bankcard Master Credit Card Trust.

First Bankcard Master Credit Card Trust was formed under Nebraska law by the bank in 1995 under a pooling and servicing agreement. The trustee for First Bankcard Master Credit Card Trust was The Bank of New York Mellon Trust Company, N.A. Under the pooling and servicing agreement, the bank, in its capacity as transferor, designated some eligible accounts from its portfolio of VISA and MasterCard credit card accounts and transferred the receivables in those accounts to First Bankcard Master Credit Card Trust. For a period from December 31, 1995 through September 30, 2000, First National Bank South Dakota, an affiliate of First National Bank of Omaha, was the owner of some or all of the credit card accounts and the transferor or a co-transferor under the pooling and servicing agreement. Effective October 1, 2000, the credit card accounts were transferred to First National Bank of Omaha, which then again became the sole transferor under the pooling and servicing agreement.

The transactions described above were implemented, in part, through amendments to the pooling and servicing agreement.

The applicable transferor or co-transferor that was party to the pooling and servicing agreement continued to transfer additional receivables generated in those accounts, and from time to time designated additional accounts,

[1]	VISA® and MasterCard® are federally registered servicemarks of VISA U.S.A., Inc. and MasterCard International Inc., respectively.

to First Bankcard Master Credit Card Trust until the October 2002 amendment to the pooling and servicing agreement. The amendment, among other things, designated us as the transferor replacing the bank. At the same time, we entered into a receivables purchase agreement with the bank whereby the bank designated some eligible accounts to us and transferred the receivables created in the accounts after the date of the agreement to us. Under the receivables purchase agreement, the bank will, from time to time, designate additional accounts to us and transfer additional receivables to us and will also occasionally remove accounts previously designated. Under the amended pooling and servicing agreement, in our capacity as transferor, we transferred all receivables sold to us by the bank under the receivables purchase agreement dated October 24, 2002 to the trust and designated to the trust all accounts designated to us by the bank. The receivables purchase agreement was amended and restated, in its entirety, by a first amended and restated receivables purchase agreement on December 20, 2012 and the first amended and restated receivables purchase agreement has been amended and restated, in its entirety, by a second amended and restated receivables purchase agreement on September 23, 2016. For the purposes of this prospectus, all references to the receivables purchase agreement mean the second amended and restated receivables purchase agreement.

First Bankcard Master Credit Card Trust issued a collateral certificate representing an interest in the receivables and the other assets of First Bankcard Master Credit Card Trust to us. We transferred the collateral certificate to the issuing entity, and the issuing entity transferred the collateral certificate to the indenture trustee as collateral for the notes issued by the trust. The collateral certificate was the initial primary asset of the trust.

Upon the termination of First Bankcard Master Credit Card Trust, we and the trustee transferred all of our right, title and interest in and to the receivables and other assets of First Bankcard Master Credit Card Trust to the indenture trustee, as the assignee of the collateral certificate. Upon its receipt of the assets of First Bankcard Master Credit Card Trust, the indenture trustee surrendered the collateral certificate to the registrar and paying agent under the pooling and servicing agreement for cancellation. All of the respective obligations of the servicer, the trustee and us under the pooling and servicing agreement and the collateral series supplement, respectively, were terminated on December 18, 2008 except for certain obligations of the servicer and us that expressly survive the termination of the pooling and servicing agreement and the collateral series supplement. See “Description of the Notes—Matters Regarding the Depositor and the Servicer” in this prospectus.

The bank will continue to own the accounts that are designated to the trust.

The notes will represent the right to payments from a portion of collections on the credit card receivables held by the trust.

In addition, a portion of certain fees payable by VISA and MasterCard to the bank, which are attributable to cardholder charges for merchandise and services, known as interchange, will be treated as collections of finance charge receivables.

All new receivables generated in the designated accounts will be automatically transferred to the trust. The total amount of receivables held by the trust will fluctuate daily as new receivables are generated and payments are received on existing receivables.

The bank continues to service the receivables that are transferred to the trust pursuant to a transfer and servicing agreement dated October 24, 2002, among us, the bank, as servicer and the trust. On December 20, 2012, the transfer and servicing agreement was amended and restated, in its entirety, by a first amended and restated transfer and servicing agreement and on September 23, 2016, the first amended and restated transfer and servicing agreement was amended and restated, in its entirety, by the second amended and restated transfer and servicing agreement. For the purposes of this prospectus, all references to the transfer and servicing agreement mean the second amended and restated transfer and servicing agreement.

In addition, the bank acts as the trust’s administrator pursuant to an administration agreement dated October 24, 2002, between the bank and the trust. On December 20, 2012, the administration agreement was amended and restated, in its entirety, by a first amended and restated administration agreement and on September 23, 2016, the first amended and restated trust agreement was amended and restated, in its entirety, by a second amended and restated administration agreement. For the purposes of this prospectus, all references to the administration agreement mean the second amended and restated administration agreement.

The trust has granted a security interest in the receivables and its other assets to the indenture trustee for the benefit of the noteholders and any credit enhancement provider.

Summary of Terms

Issuing Entity/Trust:	First National Master Note Trust

Depositor/Securitizer:	First National Funding LLC

Sponsor/Originator/Bank/Servicer:	First National Bank of Omaha

Administrator:	First National Bank of Omaha

Indenture Trustee:	U.S. Bank National Association

Owner Trustee:	Wilmington Trust Company

Asset Representations Reviewer:	FTI Consulting, Inc.

[Derivative Counterparty:]	[Name of counterparty]

Expected Closing Date:	[●][●], 20[●]

Clearance and Settlement:	DTC/Clearstream/Euroclear

Servicing Fee Rate:	[2]% per annum

Initial Collateral Amount:	$[●]

Primary Assets of the Issuing Entity:	Receivables originated in VISA® and MasterCard® revolving credit card accounts owned by First National Bank of Omaha.

Offered Notes:	The Class A notes are offered by this prospectus.

Series 20[●]-[●]
Class	Amount			% of Series 20[●]-[●] notes
Class A notes	$	[●	]	[●	]%
Class B notes		[●	]	[●	]%
Class C notes		[●	]	[●	]%

Total	$	[●	]	100.00%

Offered Notes

Class A
Initial Principal Amount:	$[●]

Anticipated Ratings:	We expect the offered notes to receive credit ratings from at least two nationally recognized statistical rating organizations hired by the sponsor to rate the offered notes. Hereinafter we refer to each nationally recognized statistical rating organization hired by the sponsor to provide a credit rating on the offered notes as a “Hired Agency” and, collectively, as the “Hired Agencies.”

Credit Enhancement:	subordination of Class B and Class C notes

Interest Rate:	[One-month LIBOR plus] [●]% per year[, with a minimum interest rate of 0.00%] (or, for the first interest period from and including the closing date through but excluding [●][●], 20[●]). See “Description of Series Provisions—Interest Payments” in this prospectus for a description of [how LIBOR will be determined and] the calculation of interest on the Class A notes.

Interest Accrual Method:	[30][actual]/360

Distribution Dates:	[15th] day of each month, or if that day is not a business day, the next business day

First Distribution Date:	[●][●], 20[●]

[Interest Rate Index Reset Date:	2 London business days before each distribution date]

Commencement of Accumulation Period (subject to adjustment):	[●][●], 20[●]

Expected Principal Payment Date:	[●][●], 20[●]

Final Maturity Date:	[●][●], 20[●]

ERISA Eligibility:	Yes, subject to important considerations described under “ERISA Considerations” in this prospectus.

Debt for United States Federal Income Tax Purposes:	Yes, subject to important considerations described under “Federal Income Tax Consequences” in this prospectus.

Structural Summary

This summary is a simplified presentation of the major structural components of Series 20[●]-[●]. It does not contain all of the information that you need to consider in making your investment decision. You should carefully read this entire document before you purchase any notes.

The Issuing Entity

The notes will be issued by First National Master Note Trust, a Delaware statutory trust, which is referred to in this prospectus as the issuing entity or the trust. The notes will be issued under an indenture supplement to the indenture, each between the issuing entity and the indenture trustee.

The indenture trustee is U.S. Bank National Association.

Asset Representations Reviewer

FTI Consulting, Inc., a Maryland corporation, is the asset representations reviewer. For additional information about the asset representations reviewer, see “Asset Representations Reviewer” in this prospectus.

Collateral for the Notes

The notes are secured by a pool of receivables that arise under First National Bank of Omaha’s VISA and MasterCard revolving credit card accounts and other assets that the issuer has pledged as collateral for all series of notes issued by the issuing entity under the indenture. The amount of collateral allocated to support your series of notes is equal to the collateral amount for your series. For a description of the collateral amount relating to your series of notes, see “—Allocations of Collections and Losses” in this prospectus.

The bank has designated eligible accounts from its portfolio of VISA and MasterCard credit card accounts and has transferred the receivables in those accounts either directly to First Bankcard Master Credit Card Trust or to us. On December 18, 2008, First Bankcard Master Credit Card Trust was terminated and the receivables in the accounts that were originally transferred by the bank to First Bankcard Master Credit Card Trust were transferred to the trust. We transfer the receivables sold to us by the bank to the trust under the transfer and servicing agreement. We refer to the accounts that have been designated as trust accounts, as the trust portfolio.

The receivables in the trust portfolio as of [●][●], 20[●] were approximately as follows:

•	total receivables: $[●];

•	principal receivables: $[●][, which amount excludes $[●] of principal receivables treated as finance charge collections through the discount option[2];]

•	finance charge receivables: $[●][, which amount includes $[●] of principal receivables treated as finance charge collections through the discount option2]; and

•	total accounts designated to the trust: [●].

[On [●][●], 20[●], approximately [●] additional accounts with total receivables of approximately $[●] were designated to the trust.]

As of [●][●], 20[●],

•	The accounts designated for the trust portfolio had an average principal receivable balance of $[●] and an average credit limit of $[●];

•	The percentage of the aggregate total receivable balance to the aggregate total credit limit was [●]%; and

[2

On July 1, 2010, we began discounting principal receivables by designating a discount option percentage of 4% of all principal receivables in the trust portfolio. The discount percentage was reduced to 0% on January 1, 2013. For a description of the discount option, see “Structural Summary—Discount Option” and “Description of the Notes—Discount Option” in this prospectus.]

•	The average age of the accounts was approximately [●] months.

[Prefunding Account and Funding Period

Your series will have a prefunding account and a funding period. On the closing date, we will deposit a portion of the cash proceeds from the sale of the Series 20[●]-[●] notes in an amount equal to $[●] into the prefunding account. The amount initially on deposit in the prefunding account, plus the initial collateral amount for your series, will equal the aggregate initial principal amount of the Series 20[●]-[●] notes. The initial amount deposited in the prefunding account will equal approximately [insert amount not to exceed 25%] of the aggregate principal receivables in the trust as of [●][●], 20[●].

The funding period for your series will be the period from the closing date to the earliest of:

•	the date the collateral amount for your series equals the principal amount of our series;

•	the commencement of a rapid amortization period; and

•	[●][●], 20[●]. [Insert date not later than one year after the closing date.]]

Addition of Assets to the Trust

When an account has been designated as a trust account, First National Bank of Omaha (sometimes referred to hereinafter as to the bank) continues to own the account, but we buy all receivables existing at the time of designation or created later and transfer them to the trust. The bank has the option to designate additional accounts, which must meet the criteria for eligible accounts described in the definition of “Eligible Account” in the “Glossary of Terms for Prospectus” in this prospectus, to be included as trust accounts from time to time. If the volume of additional accounts designated exceeds specified periodic limitations, then additional new accounts can only be designated if the Rating Agency Condition is satisfied.

See “Description of the Notes—Addition of Trust Assets” in this prospectus for a more detailed description of these and other limitations on our ability to designate additional accounts. In addition, the bank is required to designate additional accounts as trust accounts if the amount of principal receivables held by the trust falls below a specified minimum or if the average transferor interest falls below the minimum transferor interest for any monthly period, as more fully described in “Description of the Notes—Addition of Trust Assets” in this prospectus.

Removal of Assets from the Trust

Optional Removals

We have the right to remove accounts from the list of designated accounts and to require the reassignment to us or our designee of all receivables in the removed accounts under two circumstances. First, we may remove accounts and reassign the receivables in the removed accounts to us or our designee provided the removal will not cause a pay out event to occur for any series and the Rating Agency Condition is satisfied. Second, we may remove accounts and reassign the receivables in the removed accounts to a third party to the extent the removed accounts arose pursuant to a private-label, agent bank, co-branding or other similar contractual arrangement with such third party and the contractual arrangement, by its terms, gives such third party the right to repurchase the accounts upon the cancellation of the arrangement or the expiration of the arrangement without renewal and such third party exercises its right to repurchase the accounts. See “Description of the Notes—Removal of Accounts” and “Risk Factors—Changes in, or termination of, a material co-branding or agent bank arrangement may affect the performance of the trust receivables and cardholder usage and, consequently, the timing and amount of payments on your series” in this prospectus.

Required Removals

We are required to accept a reassignment of receivables from the trust if either we, the servicer, a responsible officer of the owner trustee or the indenture trustee discover that the receivables did not satisfy eligibility requirements in some material respect at the time that we transferred them to the trust, and the ineligibility results in a charge-off or an impairment of the trust’s rights in the receivables or their proceeds. Except under limited circumstances, there will be a 60 day cure period. Similarly, the servicer will be required to purchase receivables from the trust if the servicer fails to satisfy any of its obligations in connection with the transferred receivables or trust accounts and such failure results in a material impairment of the receivables or subjects their proceeds to a conflicting lien. These reassignment and purchase obligations and applicable cure periods are more fully described in “Description of the Notes—Representations and Warranties” and “Description of the Notes—Servicer’s Representations, Warranties and Covenants” in this prospectus.

Review of the Pool Assets

We have performed a review of the receivables in the trust portfolio and the disclosure required to be included in this prospectus relating to Item 1111 of Regulation AB. This review was designed and effected to provide us with reasonable assurance that the disclosure relating to the receivables in this prospectus is accurate in all material respects. For additional information, see “Annex I: Review of Pool Asset Disclosure” included at the end of this prospectus.

Other Claims on the Receivables

Other Series of Notes

The trust has issued other series of notes and may issue other series of notes from time to time in the future. A summary of the series of notes expected to be outstanding on the closing date is in “Annex II: Other Securities Outstanding” included at the end of this prospectus. Neither you nor any other noteholder will have the right to consent to the issuance of future series of notes.

No new series of notes may be issued unless we satisfy the conditions described in “Description of the Notes—New Issuances of Notes” in this prospectus, including that:

•	the Rating Agency Condition is satisfied;

•

we certify, based on facts known to the certifying officer, that the new issuance will not cause a pay out event or an event of default or materially and adversely affect the amount or timing of distributions to be made to any series or class of noteholders;

•

after giving effect to the new issuance, the transferor interest will not be less than the required minimum transferor interest and the aggregate principal receivables will not be less than the required minimum aggregate principal receivables; and

•	delivery of an opinion with respect to certain tax matters.

The Transferor Interest

We own the interest, called the transferor interest, in the receivables and the other assets of the trust not supporting your series or any other series of notes. The transferor interest does not provide credit enhancement for your series or any other series. We are required to maintain a minimum transferor interest. For a description of how the transferor interest and the minimum transferor interest are calculated, see the definitions of “Transferor Interest” and “Minimum Transferor Interest” in “Glossary of Terms for Prospectus” in this prospectus.

Allocations of Collections and Losses

Your notes represent the right to payments from a portion of the collections on the receivables. See the diagram on page 17, which summarizes the application of finance charge collections and principal collections by the servicer. The servicer will also allocate to your series a portion of defaulted receivables and will also allocate a portion of the dilution on the receivables to your series if the dilution is not offset by the amount of the Transferor Interest and the depositor fails to comply with its obligation to reimburse the trust for the dilution. Dilution means any reduction to the principal balances of receivables made by the servicer because of merchandise returns or any other reason except losses or payments.

The portion of collections, defaulted receivables and uncovered dilution allocated to your series will be based mainly upon the ratio of the amount of collateral for your series to the sum of the total amount of principal receivables in the trust and any balance in the trust’s excess funding account. The way this ratio is calculated will vary during each of three periods that may apply to your notes:

•	The revolving period, which will begin on the closing date and end when either of the other two periods begins.

•

The accumulation period, which is scheduled to begin on [●][●], 20[●] and to end on [●][●], 20[●]. However, if a pay out event occurs before the accumulation period begins, there will be no accumulation period and a rapid amortization period will begin. Unless a pay out event occurs during the accumulation period, the accumulation period will end upon the Series Termination Date. If a pay out event occurs during the accumulation period, the accumulation period will end, and a rapid amortization period will begin. Under some circumstances, the beginning of the accumulation period may be delayed, or if it has already begun, may be suspended. During this delay or upon the suspension of the accumulation period, the revolving period shall continue or resume, as appropriate. Throughout the accumulation period we will accumulate collections of principal receivables for later distribution to you.

•	The rapid amortization period, which will only occur if one or more adverse events, known as pay out events, occurs and will continue until the Series Termination Date.

For most purposes, the collateral amount used in determining these ratios will be measured as of and will be reset no less frequently than at the end of each month. There are exceptions, as follows.

For allocations of finance charge collections during the rapid amortization period, the collateral amount as of the end of the revolving period or, if applicable, the end of the accumulation period will be used. For allocations of principal collections during the accumulation period or the rapid amortization period, the collateral amount at the end of the revolving period will be used. We may request a decrease in the amount used, provided that the Series Rating Agency Condition is satisfied.

The collateral amount for your series is:

•	the original principal amount of the notes, minus

•	principal payments on the notes (except payments made from the spread account) and the balance held in the principal accumulation account for principal payments, minus

•

the amount of any principal collections reallocated to cover interest and servicing payments for your series to the extent not reimbursed from finance charge collections and investment earnings allocated to your series, minus

•	your series’ share of defaults and uncovered dilution to the extent not reimbursed from finance charge collections and investment earnings allocated to your series.

A reduction to the collateral amount because of reallocated principal collections or defaults or uncovered dilution will be reversed to the extent that your series has available finance charge collections and investment earnings in future periods. If a reduction to the collateral amount because of reallocated principal collections or defaults or uncovered dilution is not reversed, not all of the principal for your series of notes may be paid.

Discount Option

Subject to some limitations, we may elect to treat up to 4% of the principal receivables in the trust as finance charge receivables for purposes of the allocations described in this prospectus. We may from time to time, and subject to some limitations, increase, reduce or eliminate the percentage used for this purpose. This percentage will initially be zero.

Application of Finance Charge Collections

Collections of finance charge receivables allocated to your series during each month will be applied in the following order of priority:

•	to pay interest on the Class A notes;

•	to pay interest on the Class B notes;

•	to pay servicing fees for your series;

•	to pay interest on the Class C notes;

•	to cover your series’ share of defaulted receivables and uncovered dilution for the prior calendar month;

•

to reinstate any prior reductions in your series collateral amount on account of defaulted receivables, uncovered dilution or reallocated principal collections, in each case that have not been reimbursed;

•	in limited circumstances, to make deposits into a reserve account;

•	to make deposits, if required, into the spread account;

•	to other series that share excess finance charge collections with Series 20[●]-[●];

•	following a servicer default and the appointment of a successor servicer, to pay to the successor servicer any excess servicing fees;

•	to make other deposits or payments required under note purchase agreements for Class B notes and Class C notes; and

•	any remaining balance to us or our assigns.

With respect to outstanding series of variable funding notes that share excess finance charge collections with your series of notes, the holders of such outstanding series of variable funding notes are not entitled to distributions from the available finance charge collections allocated to your series of notes, except to the extent of any excess finance charge collections shared with such outstanding series of variable funding notes.

The above application of finance charge collections allocated to your series is summarized in the diagram on page 18.

Application of Principal Collections

The issuing entity will apply your series’ share of collections of principal receivables each month as follows:

Revolving Period

During the revolving period, no principal will be paid or accumulated in a trust account for you.

Accumulation Period

During the accumulation period, your series’ share of principal collections will be deposited in a trust account, up to a specified controlled accumulation amount on each distribution date. Amounts on deposit in that account will be paid, first, to the Class A noteholders until the Class A notes are paid in full, then to the Class B noteholders until the Class B notes are paid in full, and then to the Class C noteholders until the Class C notes are paid in full, on the expected principal payment date for the notes, unless a pay out event occurs. If a pay out event does not occur, the accumulation period will end on the Series Termination Date.

Rapid Amortization Period

A rapid amortization period for your series will start if a pay out event occurs. The pay out events for your series are described under “—Pay Out Events” below and “Description of Series Provisions—Pay Out Events” in this prospectus. During the rapid amortization period, your series’ share of principal collections will be paid monthly—without any limitation based on the controlled accumulation amount—first to the Class A noteholders, then to the Class B noteholders and then to the Class C noteholders, in each case until the Series Termination Date.

Reallocation of Principal Collections

During any of the above periods, principal collections allocated to your series may be reallocated, if necessary, to make required payments of interest on the Class A notes and the Class B notes and monthly servicing fee payments that are not made from your series’ share of finance charge collections, other amounts treated as finance charge collections and excess finance charge collections available from other series that share with your series. This reallocation is one of the ways that the more senior classes of notes obtain the benefit of subordination, as described in the next section of this summary. The amount of reallocated principal collections is limited by the amount of available subordination.

Shared Principal Collections

At all times, collections of principal receivables allocated to your series that are not needed for payments on your series will first be made available to other series, second, deposited in the excess funding account if needed and third, paid to us or our assigns. See “Description of the Notes—Shared Principal Collections” in this prospectus.

With respect to outstanding series of variable funding notes that share excess principal collections with your series of notes, the holders of such outstanding series of variable funding notes are not entitled to distributions from the collections of principal receivables allocated to your series of notes, except to the extent of any excess principal collections shared with such outstanding series of variable funding notes.

The above applications of principal collections allocated to your series are summarized in the diagram on page 19.

Credit Enhancement

Credit enhancement for your series includes subordination and, for the Class C noteholders, a spread account, each as described below. Credit enhancement for your series is for the benefit of your series only, and you are not entitled to the benefits of credit enhancement available to other series.

[Identify any credit enhancement referenced in Item 1114(b) of Regulation AB, and briefly describe what protection or support is provided by the enhancement. To the extent applicable, describe any enhancement provider referenced in Item 1114(b) of Regulation AB.]

Subordination

Credit enhancement for the Class A notes includes the subordination of the Class B notes and the Class C notes.

Credit enhancement for the Class B notes includes the subordination of the Class C notes.

Subordination serves as credit enhancement in the following way. The more subordinated, or junior, classes of notes will not receive payment of interest or principal until required payments have been made to the more senior classes. As a result, subordinated classes will absorb any shortfalls in collections or deterioration in the collateral for the notes prior to senior classes.

Spread Account

Credit enhancement is also available to the Class C noteholders in the form of a spread account. [The spread account will be funded with an initial deposit on the closing date.] [The spread account will not be funded with an initial deposit on the closing date.] The trust will make monthly deposits into the spread account from finance charge collections allocated to your series and excess finance charge collections allocated to your series to the extent the spread account is not funded to the required level. The required level will be adjusted based on the performance of the receivables.

If payments of principal and finance charge collections available to the Class C notes are insufficient to pay the principal and interest due on the Class C notes, the indenture trustee will use the funds on deposit in the spread account, if any, to make up the shortfall. Under certain conditions, after the payment of the principal of the Class C notes in full, the remaining funds on deposit in the spread account, if any, may be used to make up a principal shortfall to the Class A notes and then to the Class B notes, in that order of priority. See “Description of Series Provisions—Spread Account; Required Spread Account Amount” in this prospectus.

[Interest Rate Swaps]

[Identify any derivative instrument referenced in Item 1115 of Regulation AB, and briefly describe what protection or support is provided by the derivative instrument. Identify any enhancement provider referenced in Item 1115 of Regulation AB.]

Pay Out Events

The issuing entity will begin to repay the principal of the notes before the expected principal payment date if a pay out event occurs. A pay out event will occur if the finance charge collections on the receivables are too low or if defaults are too high. The minimum yield that must be available for your series in any month, referred to as the base rate, is the annualized percentage equivalent of (x) the sum of the interest payable on the Series 20[●]-[●] notes for the related interest period, plus your series’ share of the servicing fee for the related calendar month divided by (y) the collateral amount of your series plus amounts on deposit in the principal accumulation account. If the average portfolio yield for your series, calculated as described in the following sentence, for any three consecutive calendar months is less than the average base rate for your series for the same three consecutive calendar months, a pay out event will occur.

The portfolio yield for your series for any calendar month will equal the annualized percentage equivalent of:

•

the amount of finance charge collections and other amounts treated as finance charge collections allocated to your series for that calendar month, excluding amounts withdrawn from the spread account [or pre-funding account] and excess finance charge collections allocated to your series, unless the Hired Agencies consent to excess finance charge collections allocated to your series being included in the calculation of portfolio yield, net of the amount of defaulted principal receivables and uncovered dilution allocated to your series for that calendar month, divided by

•	the sum of the collateral amount for your series and amounts on deposit in the principal accumulation account, each as of the first day of that calendar month.

The other pay out events are:

•	Our failure to make required payments or deposits or material failure to perform other obligations, subject to applicable grace periods;

•	Material inaccuracies in our representations and warranties, subject to applicable grace periods;

•	Any Series 20[●]-[●] notes are not paid in full on the expected principal payment date;

•	Bankruptcy, insolvency or similar events relating to us or the bank;

•

Our failure to designate receivables arising in additional accounts to the trust as required, subject to a grace period; provided that no pay out event will occur if we reduce the invested amount of a variable funding note issued by the issuing entity, and after such reduction the Transferor Interest is not less than the Minimum Transferor Interest and the Aggregate Principal Receivables are not less than the Minimum Aggregate Principal Receivables;

•	Material servicer defaults;

•	Our inability to transfer receivables to the trust or the bank’s inability to transfer receivables to us;

•	The issuing entity becomes subject to regulation as an “investment company” under the Investment Company Act of 1940; or

•	An event of default occurs for the Series 20[●]-[●] notes and their final maturity date is accelerated.

See “Description of Series Provisions—Pay Out Events” in this prospectus for a more detailed description of the pay out events.

Events of Default

The Series 20[●]-[●] notes are subject to events of default described under “The Indenture—Events of Default; Rights upon Event of Default” in this prospectus. These include, among other things, the failure to pay interest for 35 days after it is due or to pay principal when it is due on the final maturity date.

In the case of an event of default involving bankruptcy, insolvency or similar events relating to the issuing entity, the principal amount of the Series 20[●]-[●] notes automatically will become immediately due and payable. If any other event of default occurs and continues with respect to the Series 20[●]-[●] notes, the indenture trustee or holders of more than 50% of the then-outstanding principal balance of the Series 20[●]-[●] notes may declare the principal amount of the Series 20[●]-[●] notes to be immediately due and payable. These declarations may be rescinded by holders of more than 50% of the then-outstanding principal balance of the Series 20[●]-[●] notes if the related event of default has been cured, subject to the conditions described under “The Indenture— Events of Default; Rights upon Event of Default” in this prospectus.

After an event of default and the acceleration of the notes, collections allocated to Series 20[●]-[●] and the series’ share of funds on deposit in the collection account and the excess funding account will be applied to pay principal of and interest on the Series 20[●]-[●] notes to the extent permitted by law. If the indenture trustee sells a portion of the receivables (subject to certain conditions) or otherwise collects money or property on behalf of the holders of the Series 20[●]-[●] notes, that money or property will be applied first to pay any amounts owed to the indenture trustee pursuant to the indenture and then, to make payments on the Series 20[●]-[●] notes.

To the extent the indenture trustee sells a portion of receivables, the amount of principal receivables and related finance charge collections that may be sold by the indenture trustee is limited to an amount equal to the collateral amount of the Series 20[●]-[●] notes. Following such sale and the application of the sale proceeds, amounts then held in the Collection Account, the Excess Funding Account and any series accounts for the Series 20[●]-[●] notes and amounts available under any credit enhancement relating to the Series 20[●]-[●] notes pursuant to the indenture, the Series 20[●]-[●] notes will no longer be entitled to any allocation of collections or other property constituting the collateral of the trust under the indenture.

Amounts in the spread account will be available to pay interest payments on the Class C notes, and upon the earlier to occur of the final maturity date, the date the outstanding principal balances of Class A notes and Class B notes are reduced to zero or an event of default and acceleration of the Series 20[●]-[●] these amounts will be used to fund any shortfall in principal payments on the Class C notes.

If the Series 20[●]-[●] notes are accelerated or the issuing entity fails to pay the principal of the Series 20[●]-[●] notes on the final maturity date, subject to the conditions described in this prospectus under “The Indenture—Events of Default; Rights upon Event of Default”, the indenture trustee may, if legally permitted, cause the trust to sell (1) principal receivables in an amount equal to the collateral amount for Series 20[●]-[●] and (2) the related finance charge receivables.

Optional Redemption

At the option of the servicer, we will purchase your notes when the outstanding principal amount for your series has been reduced to 10% or less of the initial principal amount. See “Description of the Notes—Final Payment of Principal” in this prospectus. The servicer will give the indenture trustee at least thirty days’ prior written notice of the date on which the servicer intends to direct us to make an optional redemption.

Servicing and Servicer’s Fee

The servicer for the trust is First National Bank of Omaha. First National Bank of Omaha, as servicer, receives a fee for its servicing activities. The share of the servicing fee allocable to Series 20[●]-[●] for each transfer date will be equal to one-twelfth of the product of (a) [2]% and (b) the collateral amount for Series 20[●]-[●] on the last day of the prior monthly period. However, the servicing fee for the first monthly period will be based on the number of days from the closing date through and including [●] [●], 20[●] and will be approximately $[●]. If First National Bank of Omaha is the servicer or the indenture trustee is the successor servicer, three quarters of the monthly servicing fee will be payable only to the extent of interchange allocated to the Series 20[●]-[●] notes. Following a servicer default and the appointment of a successor servicer, the successor servicer will be entitled to receive excess servicing fees for each month in an amount equal to one-twelfth of the excess of the market rate servicing fee percentage, as determined by the indenture trustee, over [2]%. In addition, if the indenture trustee is the successor servicer, the excess servicing fee will include any base servicing fee amounts not paid due to shortfalls. The servicing fee allocable to Series 20[●]-[●] for each transfer date will be paid from your series’ share of collections of finance charge receivables as described in “—Application of Finance Charge Collections” above and in “Description of Series Provisions—Application of Finance Charge Collections” below.

Fees and Expenses for Asset Review

The asset representations reviewer will be entitled to a one-time upfront fee and an annual fee. Payment of the asset representation reviewer’s fees will be made by the servicer from its own funds. The annual fee does not include the fees and expenses of the asset representations reviewer in connection with an asset review. With respect to each asset review, the asset representations reviewer will be entitled to receive a fee for the asset review, plus its out of pocket expenses (including travel and legal expenses) incurred in connection with the asset review. Payment of the fee and expenses relating to asset reviews will be made by the servicer from its own funds.

Tax Status

Subject to important considerations described under “Federal Income Tax Consequences” in this prospectus, Kutak Rock LLP as special federal tax counsel to the issuing entity, is of the opinion that under existing law the offered notes will be characterized as debt for federal income tax purposes and that the issuing entity will not be classified as an association or constitute a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. By your acceptance of an offered note, you will agree to treat your offered notes as debt for federal, state and local income and franchise tax purposes. See “Federal Income Tax Consequences” in this prospectus for additional information concerning the application of federal income tax laws.

ERISA Considerations

Subject to important considerations described under “ERISA Considerations” in this prospectus, the Class A notes are eligible for purchase by persons investing assets of employee benefit plans or individual retirement accounts. If you are contemplating purchasing the Series 20[●]-[●] notes on behalf of or with plan assets of any plan or account, we suggest that you consult with counsel regarding whether the purchase or holding of the Series 20[●]-[●] notes could give rise to a transaction prohibited or not otherwise permissible under Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or other applicable state law. Each purchaser that purchases a note offered hereunder will be deemed to represent and warrant that either (i) it is not acquiring the note with assets of (or on behalf of) a benefit plan or any other plan that is subject to Title I of ERISA or Section 4975 of the Code, any entity deemed to hold “plan assets” of either of the foregoing or any plan that is subject to any law that is substantially similar to the fiduciary responsibility or prohibited transaction provisions of Title I of ERISA or Section 4975 of the Code, or (ii) its purchase, holding and disposition of the note will not result in a non-exempt prohibited transaction under ERISA, Section 4975 of the Code or any substantially similar applicable law. See “ERISA Considerations” in this prospectus.

Risk Factors

There are material risks associated with an investment in the Series 20[●]-[●] notes, and you should consider the matters set forth under “Risk Factors” beginning on page 20 below.

Ratings

Any rating assigned to the Class A notes by a credit rating agency will reflect the credit rating agency’s assessment solely of the likelihood that noteholders will receive payments of interest when due and the ultimate payment of principal on the final maturity date. A rating does not address the likelihood of payment of principal of a note on its expected principal payment date. In addition, a rating does not address the possibility of an early payment or acceleration of a note, which would be caused by a pay out event or an event of default. A rating is based primarily on the credit rating agency’s evaluation of receivables in the trust and the credit enhancement provided. The rating is not a recommendation to purchase, hold or sell any notes. The rating does not constitute a comment as to the marketability of any notes, any market price or suitability for a particular investor. Ratings on the Class A notes are expected to be monitored by the Hired Agencies while the Class A notes are outstanding. Any rating can be changed or withdrawn by a credit rating agency at any time. In addition, a credit rating agency not hired by the sponsor to rate the Class A notes may provide an unsolicited rating that differs from (or is lower than) the rating on the Class A notes provided by a Hired Agency.

CUSIP/ISIN Numbers of Offered Notes

The Committee on Uniform Securities Identification Procedures (“CUSIP”) numbers and the International Securities Identification Numbers (“ISIN”) assigned to the offered notes will be as follows:

Class	CUSIP		ISIN
Class A	[●	]	[●	]

First National Funding LLC

Our address is 1620 Dodge Street, Stop Code 3271, Omaha, Nebraska 68197-3271. Our phone number is (402) 602-3107.

Application of Finance Charge Collections

and Principal Collections Received by First National Bank of Omaha as

Servicer of First National Master Note Trust

The Series 20[●]-[●] notes will be one of [●] outstanding series of term notes issued by First National Master Note Trust. As of the date of this prospectus, there are [●] outstanding series of variable funding notes.

Application of Series 20[●]-[●]

Available Finance Charge Collections

Application of Series 20[●]-[●]

Available Principal Collections

Available Principal Collections
During the revolving period:
During the accumulation period:
During the rapid amortization period:
Principal accumulation account*
First, Class A note principal balance
Second, Class B note principal balance
Third, Class C note principal balance
Fourth, any other amounts payable to holders of Class B notes and Class C notes
First, Class A note principal balance
Second, Class B note principal balance
Third, Class C note principal balance
Excess principal collections
Principal shortfalls of other principal-sharing series
Excess funding account, if required
Holder of the transferor interest

*	For release on the earlier of the expected principal payment date or the first distribution date of the rapid amortization period.

Risk Factors

The following is a summary of the principal risk factors that apply to an investment in the notes. You should consider the following risk factors and any risk factors in this prospectus before deciding whether to purchase the notes.

It may not be possible to find investors to purchase your notes.

There is no public market for the notes. As a result you may be unable to sell your notes or the price of the notes may suffer.

The underwriters of the Class A notes may assist in resales of the Class A notes but they are not required to do so. A secondary market for any Class A notes may not develop. If a secondary market does develop, it might not continue or it might not be sufficiently liquid to allow you to resell any of your Class A notes.

In addition, some notes may have a more limited trading market and experience more price volatility. There may be a limited number of buyers when you decide to sell your notes. This may affect the price you receive for the notes or your ability to sell the notes.

Moreover, events in the financial markets, including increased illiquidity, de-valuation of various assets in secondary markets and the lowering of ratings on certain asset-backed securities, may adversely affect the liquidity and/or reduce the market price of your notes.

You should not purchase notes unless you understand and know you can bear these investment risks.

The interest rate terms of the receivables and those of the Series 20[●]-[●] notes differ, which could result in delayed or reduced payments to you.

[Finance charges on the majority of the accounts currently designated to the trust accrue at a variable rate based upon either the “U.S. Prime Rate” or the London interbank offered rate, each as published in The Wall Street Journal, while the rest accrue interest at a non-variable rate. Finance charges on accounts in the trust in the future may accrue at a non-variable rate or a variable rate based on the U.S. Prime Rate, one-month London interbank offered rate or other designated index. The interest rate index for the Series 20[●]-[●] notes is one-month LIBOR. A change to one-month LIBOR or its determination date or a change to the designated index relating to the accounts or its determination date without a corresponding change to the other may result in higher or lower spread. The spread is the difference between the actual finance charge receivables collected on the accounts and the required finance charge receivables needed to fund the interest, servicing fees and other amounts payable with respect to the Series 20[●]-[●] notes. If the rates used to determine the finance charges on the accounts decline, the amount of spread will be lower. If the rates used to determine the finance charges on the accounts increase, the amount of spread will be higher.]

[Changes in the method pursuant to which LIBOR is determined or the discontinuance of LIBOR may adversely affect the amount of interest payable on your notes as well as the market liquidity and market value of your notes.

LIBOR, as well as other interest rate, equity, foreign exchange rate and other types of indices which are deemed to be “benchmarks,” are the subject of ongoing national and international regulatory and commercial scrutiny and reform. Some of these reforms are already effective, while others are still to be implemented or formulated. These reforms may cause LIBOR to perform differently than in the past or to be discontinued entirely and may have other consequences that cannot be predicted. Any such consequence could have a material adverse effect on any notes linked to LIBOR, including the Class A notes.

Any of the proposals for reform or the general increased regulatory scrutiny of “benchmarks” could increase the costs and risks of administering or otherwise participating in the setting of LIBOR and complying with any new regulations or requirements. Such factors may have the effect of discouraging market participants from continuing to administer or contribute to the setting of LIBOR, trigger changes in the rules or methodologies used in the administration or setting of LIBOR, or lead to the discontinuance or unavailability of quotes for LIBOR, and affect the amount of interest payable on your notes. Further, any uncertainty with respect to LIBOR, including in relation to the determination of the rate of interest payable on your notes, may adversely affect the market liquidity and market value of your notes.

In July 2017, the U.K. Financial Conduct Authority, which regulates LIBOR in the United Kingdom, announced that LIBOR will be phased out by the end of 2021 due to an insufficiently active interbank market supporting the setting of LIBOR. There is currently uncertainty about the impact of LIBOR ceasing to be used as the benchmark rate for instruments linked to LIBOR, including the Class A notes, as well as the identity of any benchmark rate or rates that may succeed LIBOR. If the servicer determines that LIBOR has been discontinued and an alternative reference rate for LIBOR is used as described in “Description of Series Provisions—Interest Payments” in this prospectus, the servicer may make certain adjustments to such rate, including applying a spread thereon or with respect to the business day convention, determination dates and related provisions and definitions to make such alternative reference comparable to LIBOR, in a manner that is consistent with industry-accepted practices or applicable regulatory or legislative actions or guidance for such alternative reference rate, as determined by the servicer in its sole discretion. This methodology for determining LIBOR may result in interest payments that are lower than or that do not otherwise correlate over time with the payments that would have been made on the notes if published LIBOR continued to be available. Any of the foregoing may have a material adverse effect on the market liquidity and market value of your notes.]

[Negative LIBOR would reduce the rate of interest on your notes.

The Class A notes accrue interest at a rate based on LIBOR. As a result, changes in LIBOR will affect the rate at which the Class A notes accrue interest and the level of interest payments on the Class A notes. To the extent that LIBOR decreases below 0.00% for any interest period, the rate at which the Class A notes accrue interest for such interest period will also be reduced by the amount by which LIBOR is negative; provided that the interest rate for any interest period will not be less than 0.00%. A negative LIBOR could result in the interest payable with respect to the Class A notes decreasing to 0.00% for the related interest period.]

An increase in the initial principal amount of the notes may dilute your voting rights.

The issuing entity may offer and sell notes of your series having an initial principal amount that is greater than the aggregate amount shown on the cover page of this prospectus depending on market conditions and demand for the notes of your series. In that event, although the principal amount of each class of notes of your series will be proportionally increased, the voting rights of your notes will be diluted. Dilution of voting rights decreases your ability to influence actions under the indenture and other transaction documents to the extent such actions are subject to a vote.

The ratings for the Class A notes are limited in scope, may not continue to be issued, and do not consider the suitability of an investment in Class A notes for you.

A note rating is not a recommendation to buy, sell or hold the Class A notes. A note rating considers only the likelihood that the issuing entity will pay interest on time and will ultimately pay principal in full upon the final maturity date. Ratings on the Class A notes do not address the likelihood of payment of principal of a Class A note on its expected principal payment date or the possibility of an early repayment or acceleration of a Class A note, which would be caused by a pay out event or an event of default. The ratings do not consider the prices of the Class A notes or their suitability for a particular investor. There is no assurance that a rating will remain for any given period of time. Ratings on the Class A notes may be lowered, qualified or withdrawn at any time after the Class A notes are issued without notice from the sponsor, the issuing entity or us. None of the sponsor, the issuing entity or us has an obligation to provide additional credit enhancement or to restore the original rating of the Class A notes with respect to which a Hired Rating Agency changes its rating or withdraws a rating in the future. A rating agency downgrade may reduce the price that a subsequent purchaser will be willing to pay for your Class A notes.

The Hired Agencies have been hired by the sponsor to provide ratings on Class A notes. We note that a credit rating agency may have a conflict of interest where the sponsor or the issuer of a security pays the fee charged by the credit rating agency for its rating services.

Certain of the Hired Agencies have indicated that their ratings on the Class A notes could potentially be affected by a change in the corporate structure or rating of the bank even without a change in the quality or performance of the receivables in the trust portfolio. We cannot assure you that no such corporate structure or rating change will occur before the Class A notes mature. If the bank is not able to satisfy rating agency requirements, such as completing certain credit enhancement actions requested by the Hired Agencies, to maintain the ratings on the Class A notes, it could limit the bank’s ability to access the securitization markets.

It is possible that other credit rating agencies not hired by the sponsor may provide an unsolicited rating that differs from (or is lower than) the ratings provided by the Hired Agencies.

As of the date of this prospectus, we are not aware of the existence of any unsolicited ratings provided (or to be provided at a future time) by any credit rating agency not hired to rate the Class A notes. However, there can be no assurance that an unsolicited rating will not be issued prior to or after the closing date, and none of the sponsor, us or any underwriter is obligated to inform investors (or potential investors) in Class A notes if an unsolicited rating is issued after the date of this prospectus. Consequently, if you intend to purchase the Class A notes, you should monitor whether an unsolicited rating of the Class A notes has been issued by a non-hired credit rating agency and should consult with your financial and legal advisors regarding the impact of an unsolicited rating on the Class A notes. If any non-hired credit rating agency provides an unsolicited rating that differs from (or is lower than) the ratings provided by the Hired Agencies, the liquidity or the market value of your Class A notes may be adversely affected.

High concentrations in a geographic area could affect the collection rate on the receivables.

The trust currently contains a high concentration of receivables owed by accountholders located in [●], [●], [●], [●] and [●]. Events in those regions may adversely affect the collection rate of receivables in the trust. [If 10% or more of the pool assets are located in any state, describe any economic or other factors specific to such state that may materially impact the pool assets or pool asset cash flows.]

Stress in the market may increase charge-offs and could reduce payments to you.

From time to time, the economic environment in the United States may be volatile and periods of economic volatility could present challenges having an adverse effect on the trust portfolio. More specifically, increases in delinquencies and charge-offs could occur due to a weakened domestic economy caused by high unemployment rates, heightened levels of consumer debt and large numbers of personal bankruptcies. See “Annex I: Receivables Performance—Delinquency and Loss Experience” to this prospectus.

If the amount of charged-off receivables and any uncovered dilution allocated to your series of notes exceeds the amount of funds available to reimburse those amounts, you may not receive the full amount of principal and interest due to you. See “Description of Series Provisions—Investor Charge-Offs” and “Description of the Notes—Defaulted Receivables; Dilution; Investor Charge-Offs” in this prospectus.

Some liens would be given priority over your notes which could cause delayed or reduced payments.

We and the bank intend for the transfer of the receivables to be a sale. However, a court could conclude that we or the bank own the receivables and the trust only holds a security interest. Even if the court would reach this conclusion, however, steps will be taken to give the indenture trustee a first-priority, perfected security interest in the receivables, either directly or through the trust.

If a court were to conclude that the trust has only a security interest, a tax or governmental lien or other lien imposed under applicable state or federal law without consent upon our property or the bank’s property arising before receivables are transferred to the trust may be senior to the trust’s interest in the receivables. In addition, the relevant documents permit the bank to transfer the receivables to us subject to liens for taxes that are not yet due or are being contested. Regardless of whether the transfer of the receivables is a sale or a secured borrowing, if any such liens exist, the claims of the creditors holding such liens would be superior to our rights and the rights of the trust, thereby possibly delaying or reducing payments on the notes. Additionally, if a receiver or conservator were appointed for the bank, the fees and expenses of the receiver or conservator might be paid from the receivables before the trust receives any payments on the receivables. In addition, the trust may not have a first-priority perfected security interest in collections that have been commingled with other funds and collections will generally be commingled with other funds for two days prior to deposit in a trust account. If any of these events were to occur, payments to you could be delayed or reduced. See “Material Legal Aspects of the Receivables—Transfer of Receivables” and “Description of the Notes—Representations and Warranties” and “—Addition of Trust Assets” in this prospectus.

If a conservator or receiver were appointed for First National Bank of Omaha, or if we become a debtor in a bankruptcy case, delays or reductions in payment of your notes could occur.

If the bank were to become insolvent, or if the bank were to violate laws or regulations applicable to it, the Federal Deposit Insurance Corporation (the “FDIC”) could act as conservator or receiver for the bank. In that role, the FDIC would have broad powers to repudiate contracts to which the bank was party if the FDIC determined that the contracts were burdensome and that repudiation would promote the orderly administration of the bank’s affairs. Among the contracts that might be repudiated are the receivables purchase agreement under which the bank transfers receivables to us and the transfer and servicing agreement under which the bank has agreed to service the receivables. Also, if the FDIC were acting as the bank’s conservator or receiver, the FDIC might have the power to extend its repudiation and avoidance powers to us because we are a wholly-owned subsidiary of the bank.

We have structured the transfer of receivables under the receivables purchase agreement between the bank and us with the intent that they be characterized as legal true sales. If the transfers are so characterized, then the FDIC should not be able to recover or reclaim the transferred receivables using its repudiation powers. However, if those transfers are not respected as legal true sales, then we would be treated as having made a loan to the bank secured by the transferred receivables. The FDIC ordinarily has the power to repudiate secured loans and then recover the collateral after paying damages (as described below) to the lenders.

The FDIC has, however, made statements suggesting that it has the power to recover any asset that is shown on the bank’s balance sheet, and stated that determination of whether or not there has been a legal true sale would take time, possibly causing delays in payment. The transfers of the receivables by the bank to us will not be treated as sales for accounting purposes and the receivables will be shown on the bank’s balance sheet. If the FDIC were to successfully assert the transfer of receivables under the receivables purchase agreement between the bank and us was not a legal true sale, then we would be treated as having made a loan to the bank, secured by the transferred receivables. If the FDIC repudiated that loan, the amount of compensation that the FDIC would be required to pay would be limited to “actual direct compensatory damages,” as determined as of the date of the FDIC’s appointment as conservator or receiver of the bank. There is no statutory definition of “actual direct compensatory damages,” but the term does not include damages for lost profit or opportunity.

The staff of the FDIC takes the position that upon repudiation, these damages would not include interest accrued through the date of actual repudiation, so the issuing entity would receive interest only through the date of appointment of the FDIC as conservator or receiver. The FDIC may repudiate a contract within a “reasonable time” of its appointment and the issuing entity may not have a claim for interest accrued during that period. In addition, in one case involving a repudiation by the Resolution Trust Corporation, a sister agency of the FDIC, of certain secured zero-coupon bonds issued by a savings association, a United States federal district court held that “actual direct compensatory damages” in the case of a market security meant the market value of the repudiated bonds as of the date of repudiation. If the court’s view were applied to determine the “actual compensatory damages” in the circumstances described above, the amount of damages could, depending on the circumstances existing on the date of repudiation, be less than principal amount of the related securities and the interest accrued thereon to the date of payment.

We believe that some of the powers of the FDIC described above have been limited as a result of “safe harbors” adopted by the FDIC in a regulation entitled “Treatment of financial assets in connection with securitization or participation,” which is referred to as the FDIC rule in this prospectus. The FDIC has adopted four different “safe harbors,” each of which limits the powers that the FDIC can exercise in the insolvency of an insured depository institution when it is appointed as receiver or conservator. The relevant safe harbor for the trust will be the safe harbor for obligations of revolving trusts or master trusts, for which one or more obligations were issued prior to September 27, 2010, and the discussion of the FDIC rule in this prospectus is limited to that safe harbor. Although the FDIC has the power to repeal or amend its own rules, the FDIC rule states that any repeal or amendment of that rule will not apply to transfers of financial assets made before the repeal or modification.

Under the applicable safe harbor, the FDIC has stated that, if certain conditions are met, the FDIC shall not use its repudiation power to reclaim, recover or recharacterize as property of an FDIC-insured bank any financial assets transferred by that bank in connection with a securitization transaction. The applicability of the safe harbor to the trust and the securitizations contemplated by this prospectus requires, among other things, that the transfers of receivables meet the conditions for sale accounting treatment under generally accepted accounting principles in effect for the reporting periods prior to November 15, 2009.

We have structured the issuance of the notes with the intention that the transfers of the receivables by the bank would have the benefit of the safe harbor. The bank believes that the transfers meet these conditions; however, no independent audit or review has been made regarding the bank’s determination that the transfers of receivables made after December 31, 2009 meet the conditions for sale accounting treatment under generally accepted accounting principles in effect for the reporting periods prior to November 15, 2009.

If the FDIC (a) were to assert that (i) the FDIC rule does not apply to these transfers of receivables, (ii) these transfers fail to comply with any other condition specified in the FDIC rule or (iii) these transactions do not comply with certain banking laws or, (b) were to (i) require the indenture trustee or other transaction parties to go through an administrative claims procedure established by the FDIC in order to obtain payment on the notes or (ii) request a stay of any actions by any of those parties to enforce the applicable agreement, then payments of principal and interest on your notes could be delayed and, if the FDIC were successful, possibly reduced.

Regardless of whether the FDIC rule applies or the transfers under the receivables purchase agreement between the bank and us are respected as true sales, the FDIC, as receiver or conservator of the bank, could—

•

require the indenture trustee or any of the other transaction parties to go through the administrative claims procedure established by the FDIC to establish its rights to payments collected on the receivables;

•	obtain a stay of any actions by any of those parties to enforce the transaction documents against the bank;

•

repudiate the bank’s on-going obligations under the transaction documents, such as the bank’s on-going obligations to service the receivables and its duty to collect and remit payments on the receivables; or

•	prior to any repudiation of a servicing agreement, prevent the indenture trustee and other transaction parties from appointing a successor servicer.

In addition, for 90 days after the FDIC is appointed as receiver or 45 days after the FDIC is appointed as conservator, as applicable, the Federal Deposit Insurance Act (FDIA), in certain circumstances, requires the consent of the FDIC before any party could exercise any right or power to terminate, accelerate or declare a default under any contract to which an insolvent bank is a party. During the same period, the FDIC’s consent would also be needed for any attempt to obtain possession of or exercise control over any property of the bank or affect any contractual rights of the bank.

We are a wholly-owned bankruptcy remote subsidiary of the bank and our limited liability company agreement limits the nature of our business. If, however, we became a debtor in a bankruptcy case, and our transfer of the receivables to the issuing entity were construed as a grant of a security interest to secure a borrowing, your payments of outstanding principal and interest could be delayed and possibly reduced.

Because we are a wholly-owned subsidiary of the bank, certain banking laws and regulations may apply to us, and if we were found to have violated any of these laws or regulations, payments to you could be delayed or reduced. In addition, if the bank entered conservatorship or receivership, the FDIC could seek to exercise control over the receivables or our other assets on an interim or a permanent basis. Although steps have been taken to minimize this risk, the FDIC could argue that—

•	our assets (including the receivables) constitute assets of the bank available for liquidation and distribution by a conservator or receiver for the bank;

•	we and our assets (including the receivables) should be substantively consolidated with the bank and its assets; or

•	the FDIC’s control over the receivables is necessary for the bank to reorganize or to protect the public interest.

If these or similar arguments were made, whether successfully or not, payments to you could be delayed or reduced. Furthermore, regardless of any decision made by the FDIC or ruling made by a court, the fact that the bank has entered conservatorship or receivership could have an adverse effect on the liquidity and value of the notes.

In the receivership of an unrelated national bank, the FDIC successfully argued that certain of its rights and powers extended to a statutory trust formed and owned by that national bank in connection with a securitization of credit card receivables. If the bank were to enter conservatorship or receivership, the FDIC could argue that its rights and powers extend to us or the issuing entity. If the FDIC were to take this position and seek to repudiate or otherwise affect the rights of the indenture trustee, the issuing entity or other parties to the transaction under the transaction documents, losses to noteholders could result.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) grants additional authority and responsibilities to existing regulatory agencies to identify and address emerging systemic risks posed by the activities of financial services firms, including a new system for the orderly liquidation of certain systemically significant financial entities. In such a liquidation, the FDIC would be appointed as receiver and would have powers similar to those it has as receiver for a bank under the insolvency provisions of the Federal Deposit Insurance Act. Because the legislation remains subject to clarification through FDIC regulations and has yet to be applied by the FDIC in any receivership, it is unclear exactly what impact these provisions will have on any particular company, including us or the issuing entity.

If a conservator or receiver were appointed for the bank, or if we were to become a debtor in a bankruptcy case, an early payment of principal on all outstanding series could result. Under the terms of the agreement that governs the transfer of the receivables from us to the trust, new principal receivables would not be transferred to the trust. However, the conservator or the receiver may have the power, regardless of the terms of that agreement, to prevent the early payment of principal or to require new principal receivables to continue being transferred. The conservator or receiver may also have the power to alter the terms of payment on your notes. In addition, the conservator or receiver would have the power to prevent either the indenture trustee or the noteholders from appointing a new servicer or to direct the servicer to stop servicing the receivables, or to increase the amount or the priority of the servicing fee due to the bank or otherwise alter the terms under which the bank services the receivables. See “Material Legal Aspects of the Receivables—Conservatorship and Receivership; Bankruptcy” in this prospectus.

In the event of conservatorship or receivership of the bank, the conservator or receiver may also have the power to prevent the issuing entity from replacing the bank as administrator for the issuing entity or to direct the bank to stop providing administrative services to the issuing entity or the owner trustee or to increase the amount or priority of the administrative fee due to the bank or otherwise alter the terms under which the bank provides administrative services to the issuing entity or the owner trustee.

There may be other provisions in the transaction documents that purport to deal with the bankruptcy or insolvency of the bank, us, the trust or other parties to the transactions, but such provisions may not be enforceable.

The bank may change the terms and conditions of the accounts in a way that reduces collections.

As owner of the accounts, the bank retains the right to change various account terms, including finance charges, other fees and the required monthly minimum payment. These changes may be voluntary on the part of the bank or may be required by law or dictated by market conditions. Changes in account terms are subject to various legal restrictions. Changes in finance charges could decrease the effective yield on the accounts and this could result in an early payment of principal of your notes. Changes could also cause a reduction in the credit ratings on your Class A notes. See “The Receivables Purchase Agreement—Covenants” in this prospectus.

Allocations of charged-off receivables or uncovered dilution could reduce payments to you.

The primary risk associated with extending credit under the credit card accounts is the risk of default or bankruptcy of the customer, resulting in the customer’s account balance being charged-off as uncollectible. We rely principally on the customer’s creditworthiness for repayment of the account. The bank may not be able to successfully identify and evaluate the creditworthiness of cardholders to minimize delinquencies and losses.

The rate of charge-offs in the credit card accounts designated to the trust portfolio are subject to a variety of factors which may cause the future rate of charge-offs to differ from current and historical results. These factors include overall conditions in the economy and financial markets, the rate of inflation, unemployment levels, real estate values, mortgage foreclosure rates and interest rates. An increase to the unemployment rate or a decline in housing prices, among other things, could adversely impact the performance of the trust portfolio. An increase in defaults or net charge-offs beyond historical levels will reduce the excess spread available from the trust and could result in a reduction in finance charge collections and the amount of outstanding balances in the trust portfolio. These reductions could result in a pay out event for your notes or could result in an acceleration of payment or reduced payments on your notes.

Unlike charged-off receivables, reductions in the receivables due to returns of merchandise and unauthorized charges or disputes between a cardholder and a merchant, called dilution, are typically absorbed by reductions in our interest in the trust, which is referred to as the Transferor Interest, or reimbursed by us through cash deposits to the excess funding account and are not intended to be allocated to investors. However, to the extent our Transferor Interest is insufficient to cover dilution for any calendar month and we then default on our obligation to compensate the trust for these reductions, your series will be allocated a portion of the uncovered dilution.

If the amount of charged-off receivables and any uncovered dilution allocated to your series of notes exceeds the amount of funds available to reimburse those amounts, you may not receive the full amount of principal and interest due to you. See “Description of Series Provisions—Investor Charge-Offs” and “Description of the Notes—Defaulted Receivables; Dilution; Investor Charge-Offs” in this prospectus.

Regulatory risk could result in losses.

The bank and its affiliates are regulated and supervised by the Office of the Comptroller of the Currency (the “OCC”), the Consumer Financial Protection Bureau (the “CFPB”), the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and the FDIC. These regulatory authorities, and possibly others, have broad powers of enforcement with respect to the bank and its affiliates.

If regulatory authorities were to conclude that an obligation of the bank under any of the transaction documents was an unsafe or unsound practice or violated any law, regulation, written condition or agreement applicable to the bank or its affiliates, one or more of these authorities may have the power to order the bank or its affiliate to rescind the transaction agreement giving rise to such obligation or refuse to perform the obligation, or amend the terms of the transaction document in order to change the nature of the obligation, or take any other action determined by that authority to be appropriate. In addition, the bank or its affiliate probably would not be liable to you for contractual damages for complying with such order, and you would be unlikely to have any recourse against the regulatory authority. Therefore, if such an order were issued, payment to you could be delayed or reduced.

Current and proposed regulation and legislation relating to consumer protection laws may impede collection efforts or reduce collections or restrict the manner in which the bank may conduct its activities.

Various federal and state consumer protection laws regulate the creation and enforcement of consumer loans, including credit card accounts and receivables. Such laws and regulations, among other things, limit the fees and other charges that the bank can impose on customers, limit or prescribe certain other terms of the bank’s products and services, regulate how credit card accounts are processed, prohibit unfair, deceptive and abusive practices or require specified disclosures to consumers.

The Credit Card Accountability, Responsibility and Disclosure Act of 2009 (the “CARD Act”) was enacted in 2009 and most of the requirements became effective in 2010. The CARD Act made numerous amendments to the Truth-in-Lending Act, requiring the bank to make significant changes to its business practices, including marketing, underwriting, pricing and billing. The CARD Act’s restrictions on the bank’s ability to increase interest rates on existing balances to respond to market conditions and credit risk ultimately limits the bank’s ability to extend credit to new customers and provide additional credit to current customers. Other CARD Act restrictions, such as limitations on late fees, have resulted in and will continue to result in reduced interest income and loan fee income.

Additionally, the Dodd-Frank Act established the CFPB, a federal consumer protection regulator with authority to make further changes to certain federal consumer protection regulations. Among other things, the CFPB may take action to prevent the bank and other entities from engaging in unfair, deceptive or abusive acts or practices in connection with any transaction with a consumer involving a consumer financial product or service. The evolution of these standards has resulted in and could continue to result in changes to pricing, practices, procedures and other activities relating to the accounts in ways that could reduce the associated return. The CFPB is the bank’s primary supervisory authority with respect to consumer protection laws.

The requirements of the CARD Act have made, and any future adverse changes in federal and state consumer protection laws or regulations, or adverse changes to their applicability or interpretation could make, it more difficult for the servicer to collect payments on the receivables or could reduce the finance charges and other fees that can be charged, resulting in reduced collections. This could result in a corresponding decrease in the effective yield of the credit card accounts designated to the trust, which could cause a pay out event to occur and could result in an acceleration of payment or reduced payments on your notes.

Receivables that do not comply with consumer protection laws may not be valid or enforceable under their terms against the obligors on those receivables. If a cardholder sought protection under federal or state bankruptcy or debtor relief laws, a court could reduce or discharge completely the cardholder’s obligations to repay amounts due on its account and, as a result, the related receivables would be written off as uncollectible. See “Material Legal Aspects of the Receivables—Consumer Protection Laws” in this prospectus.

Financial regulatory reform legislation could have a significant impact on us, the issuing entity and the bank.

On July 21, 2010, the Dodd-Frank Act was enacted into law. The Dodd-Frank Act constituted a sweeping reform of the regulation and supervision of financial institutions, as well as the regulation of derivatives and capital market activities. The Dodd-Frank Act created new federal government entities, and granted additional authorities and responsibilities to existing regulatory agencies, to identify and address systemic risks posed by the activities of financial services firms and to oversee different aspects of the U.S. financial services industry. It also shifted certain authorities and responsibilities among federal financial institution regulators, including regarding the supervision of insured depository institutions and their holding companies, and the regulation of consumer financial services and products. The Dodd-Frank Act also provided for, among other things, enhanced regulation of derivatives and asset-backed securities, restrictions on executive compensation, heightened capital and liquidity requirements for banks, and enhanced oversight of credit rating agencies.

The Dodd-Frank Act required the SEC to review any references to or requirements regarding credit ratings in its regulations, remove those references or requirements and substitute other appropriate standards of creditworthiness in place of the credit ratings, and undertake a number of rulemakings related to the asset-backed securities market. One aspect of these rulemaking efforts will involve a review by the SEC of certain exclusions and exemptions that allow asset-backed issuers to avoid being regulated as investment companies under the Investment

Company Act of 1940 (the “Investment Company Act”). On August 31, 2011, the SEC issued an advance notice of proposed rulemaking indicating that it is considering proposed amendments to these exclusions and exemptions under the Investment Company Act. If the SEC were to narrow or eliminate the exclusions and exemptions under the Investment Company Act that are currently available to the issuing entity, or were to impose additional conditions for relying on such exclusions or exemptions, the issuing entity could be required to stop issuing asset-backed securities or could be required to comply with additional conditions that could affect the notes issued by the issuing entity. If any future amendment adopted by the SEC were to cause the issuing entity to be subject to regulation as an investment company, a pay out event would occur for the notes. The effects of the SEC’s review of the Investment Company Act and other rulemaking efforts relating to asset-backed securities will not be known for an extended period of time, and no assurance can be given that future rulemakings will not have a significant impact on the issuing entity, including the amount of notes issued in the future.

The Dodd-Frank Act contains certain prohibitions and restrictions on the ability of a banking entity to engage in proprietary trading or to make investments in, or have certain relationships with, hedge funds and private equity funds (commonly referred to as the Volcker Rule). In December 2013, the Federal Reserve, the Office of the Comptroller of the Currency, the FDIC, the Commodity Futures Trading Commission and the SEC adopted final regulations implementing those provisions. The bank has implemented a Volcker Rule compliance plan which specifies the process and procedures that the bank will use to conform its business practices to the Volcker Rule. The bank does not expect its compliance with the Volcker Rule to have a material impact on the bank’s credit card securitization program.

On August 27, 2014, the SEC adopted a number of rules that change the disclosure, reporting and offering process for publicly registered offerings of asset-backed securities, including those offered by the issuing entity. The adopted rules finalize rules that were originally proposed on April 7, 2010 and re-proposed on July 26, 2011. Some of these adopted rules became effective with respect to asset-backed securities offered by the issuing entity, including your series of notes, on September 23, 2015. For more information on the application of some of these adopted rules to the issuing entity, see “New Requirements for Shelf Registration” in this prospectus. A number of the rules proposed by the SEC in 2010 and 2011, such as requiring group-level data for the underlying assets in credit card securitizations, were not adopted in the final rulemaking but may be implemented by the SEC in the future. We are still assessing the effect of continued rulemaking on the bank’s credit card securitization program.

On October 21 and 22, 2014, the Federal Reserve, the Department of Housing and Urban Development, the FDIC, the Federal Housing Finance Agency, the OCC, and the SEC approved a final risk retention rule that generally mandates a minimum five percent risk retention requirement for securitizations, including credit card securitizations, that are issued on or after December 24, 2016. See “Important Parties—Parent of Sponsor (First National of Nebraska, Inc.) and Sponsor, Originator, Bank and Servicer (First National Bank of Omaha)—Credit Risk Retention” for more information on how the sponsor complies with the risk retention rule.

Enforcement actions taken by the Consumer Financial Protection Bureau and the OCC may adversely impact the bank.

In addition to the exposure it always has to the OCC, the bank is also subject to supervision by the CFPB, a powerful federal regulator with a mission to protect consumers. The CFPB has established a track record of significant regulatory and enforcement activity in pursuit of its mission.

The CFPB has broad authority over the businesses in which the bank engages, including authority to write regulations under federal consumer financial protection laws, authority to enforce those laws and regulations against the bank and authority to examine the bank for compliance. In addition to a wide range of more specific consumer protection laws, the CFPB also has the authority to prevent an open-ended category of “unfair, deceptive or abusive acts or practices” through its regulatory, supervisory and enforcement authority. The CFPB may use civil investigative demands, and both administrative and judicial proceedings to pursue cease and desist orders and other actions against financial institutions such as the bank. The CFPB may seek a wide range of types of relief, including rescission or modification of contracts, refunds, restitution, disgorgement or compensation for unjust enrichment, compensatory damages, public notification, restrictions on future activities, and civil money penalties. CFPB actions to date against card issuers have involved very substantial financial consequences for those card issuers. The CFPB maintains an online complaint system that allows consumers to log complaints with respect to various consumer finance products, including credit cards. This system could inform future CFPB decisions with respect to its regulatory, enforcement or examination focus. As is the case with other federal regulators, certain examination and enforcement actions by the CFPB are confidential and a financial institution that is subject to such activities is not permitted to disclose their existence.

The CFPB has long been concerned about credit add-on products (such as debt protection, identity theft protection, credit score monitoring and other products that are sometimes supplementary to credit cards). The bank has made a number of changes to its business based on, among other things, the CFPB’s activities with respect to other issuers, its published guidance and the bank’s own perception of increased exposure. In August of 2016, the bank entered into a Stipulation and Consent to the Issuance of a Consent Order with the CFPB regarding add-on products and the CFPB issued such Consent Order. Pursuant to the Consent Order, the bank is prohibited from selling add-on products without a determination of non-objection following creation of a written add-on product compliance program and the bank was required to create (i) a compliance committee and a plan to comply with the Consent Order, (ii) a written service provider management policy, (iii) a written, enterprise-wise Unfair, Deceptive and Abusive Acts or Practices risk management program and (iv) a redress plan to pay redress to affected customers (supported by a segregated deposit of no less than $27,750,000) (collectively, the “Consent Order plans and policies”). In addition, the bank paid a civil money penalty of $4,500,000 to the CFPB. On March 24, 2017, FNBO received a determination of non-objection from the CFPB relating to the Consent Order plans and policies and the bank has completed its execution of the Consent Order plans and policies.

The OCC has also pursued substantial enforcement actions against certain national card issuers that had been offering add-on products, including the bank. In August of 2016, the bank entered into a Stipulation and Consent to the Issuance of a Consent Order with the OCC regarding add-on products and the OCC issued such a Consent Order. Pursuant to the Consent Order, the bank is required to take various actions similar to those required by the CFPB Consent Order, including the development of certain plans, programs, policies and procedures, the submission of such plans, programs, policies and procedures for OCC non-objection determinations, and the payment of restitution to customers. The OCC also assessed a $3,000,000 civil money penalty against the bank. The bank created the compliance committee, paid the civil money penalty and submitted a written comprehensive action plan to the OCC on December 21, 2016. On March 10, 2017, the OCC responded with a No Supervisory Objection (NSO) Letter relating to the Consent Order submitted plans and programs and the bank has completed its execution of these plans and programs.

Changes in regulatory expectations, interpretations or practices could increase the risk and extent of enforcement actions with respect to products and services offered by the bank in the past, currently or in the future. Actions by regulators could result in requirements to alter the bank’s products and services that may make them less attractive to consumers or less profitable to the bank. Future actions by regulators against the bank or its competitors could result in reputational harm and a loss of customers. If regulators change their regulations, modify their regulatory stance on issues through supervision or enforcement, or interpret existing regulations in a different or stricter manner than they have been interpreted in the past by the bank, the industry or other regulators, the bank’s compliance costs and litigation exposure could increase. The bank cannot predict with certainty what the impact of future regulatory actions may be on the bank.

Numerous legislative and regulatory proposals are advanced each year which, if adopted, could have a material adverse effect on the amount of collections available to the trust or further regulate or restrict the servicing of the receivables. The CFPB has been engaged in various rule-making activities regarding debt-collection practices and has indicated it expects to issue a Notice of Proposed Rulemaking in spring 2019. That rulemaking may address issues such as communications practices and consumer disclosures, among other things. The CFPB has in the past indicated an interest in the activities of furnishers of information to credit bureaus, various activities that implicate fair lending issues, alternative data and modeling techniques, the terms of credit card agreements, the effectiveness of fee disclosures, unfair, deceptive or abusive acts and practices and unlawful discrimination, the cost of credit cards and risk-based pricing, deferred interest, innovation, online and mobile servicing, rewards products and variable interest rates. The CFPB has also indicated it will be reviewing Regulation Z, particularly subparts B and G with respect to open-end credit and credit cards. In addition, regulators may sometimes informally impose new obligations on card issuers that are based on general principles of safety and soundness, the regulators’ view of what is unfair, deceptive or abusive, or other factors. All these evolutions of consumer protection law can be difficult to predict. Card issuers are exposed to the risk of unforeseen legal and regulatory changes that can materially adversely affect their business.

Limited remedies for breaches of representations could reduce or delay payments.

When we transfer the receivables to the trust, we make representations and warranties relating to the validity and enforceability of the receivables arising under the accounts designated to the trust, and as to the perfection and priority of the indenture trustee’s interest in the receivables. However, neither the indenture trustee nor the owner trustee for the trust will make any examination of the receivables or the related assets to determine the presence of defects or compliance with the representations and warranties or for any other purpose. A representation or warranty relating to the receivables may be violated if the related obligors have defenses to payment or offset rights, or our creditors or creditors of the bank claim rights to the trust assets. If a representation or warranty is violated, we may have an opportunity to cure the violation. If we are unable to cure the violation within the specified time period or if there is no right to cure the violation, we must accept reassignment of the receivables affected by the violation. These reassignments are the only remedy for breaches of representations and warranties, even if your damages exceed your share of the reassignment price. See “Description of the Notes—Representations and Warranties” in this prospectus.

Payment and origination patterns of receivables finance charge rates and credit card usage could reduce collections and may affect the timing and amount of payments to you.

The amount of principal collections and finance charge collections available to pay your notes on any distribution date will depend on many factors, including:

•	the rate of repayment of credit card balances held by cardholders, which may be earlier or later than expected;

•	the periodic finance charge rates applicable to the accounts designated to the trust;

•	the extent of credit card usage by cardholders, and the creation of additional receivables in the accounts designated to the trust; and

•	the rate of default by cardholders, which means the receivables may not be paid at all.

The receivables transferred to the trust may be paid at any time. Prepayments represent principal reductions in excess of the contractually scheduled reductions.

The rate of cardholder prepayments or defaults on credit card balances may be affected by a variety of economic, social and legal factors. Economic factors include the rate of inflation, unemployment levels, relative interest rates, the availability and cost of credit (including mortgage loans) and alternative financing, and real estate values, most of which are not within the bank’s control. A decrease in interest rates could cause cardholder prepayments to increase. Social factors include consumer and business confidence levels and the public’s attitude about the use of credit cards and incurring debt and the stigma and consequences of personal bankruptcy. In addition, adverse changes in economic conditions in states where cardholders are located, acts of terrorism or natural disasters in the United States and other nations and the political and/or military response to any such events or the commencement of hostilities between the United States and a foreign nation or nations may have an adverse effect on general economic conditions, consumer and business confidence and general market liquidity.

The United States economy is cyclical and can experience periods of slowdown. During periods of economic recession, high unemployment, increased mortgage foreclosure rates and low consumer and business confidence levels, card usage generally declines and delinquency and loss rates generally increase, resulting in a decrease in the amount of finance charge and principal collections, and these changes in card usage, delinquency and loss rates and the amount of finance charge and principal collections may be material. In addition, concerns over the availability and cost of credit, increased mortgage foreclosure rates, declining real estate values and geopolitical issues contribute to increased volatility and diminished expectations for the economy and the markets going forward during times of economic recession.

Future changes in conditions in the economy and financial markets could result in declines in card usage, adverse changes in payment patterns and increased delinquencies and losses, which could be material. Changes in, or termination of, incentive or other award programs (including under co-branding arrangements) may also affect cardholders’ actions. We cannot predict how or when these or other factors will affect repayment patterns or card use and, consequently, the timing and amount of payments on your notes.

We cannot assure the creation of additional receivables in the accounts designated to the trust or that any particular pattern of cardholder payments will occur. A significant decline in either monthly payment rates or the amount of new receivables generated could result in the occurrence of a pay out event for one or more series and the commencement of the rapid amortization period for each of those series. If a pay out event occurs, you could receive payment of principal sooner than expected. In addition, changes in periodic finance charges can alter the monthly payment rates of cardholders. A significant decrease in monthly payment rates could slow the return or accumulation of principal during an amortization period or accumulation period. See “Annex I: Maturity Considerations” included at the end of this prospectus.

The credit card industry is highly competitive. There is increased competitive use of advertising, target marketing and pricing competition. Both traditional and new credit card issuers seek to expand or to enter the market and compete for customers. Congress and the states may enact new laws and amendments to existing laws to regulate further the credit card industry or to reduce periodic finance charges or other fees or charges applicable to credit card accounts. In addition, certain credit card issuers assess periodic finance charges or other fees or charges at rates lower than the rate currently being assessed on most of the accounts designated to the trust.

If cardholders choose to utilize other competing sources of credit, the rate at which new receivables are generated in the accounts may be reduced and purchase and payment patterns may be affected. The trust will depend upon the bank’s continued ability to generate new receivables. If the rate at which new receivables are generated declines significantly and the bank does not add additional accounts to the trust, a pay out event could occur.

Changes in, or termination of, a material co-branding or agent bank arrangement may affect the performance of the trust’s receivables and cardholder usage and, consequently, the timing and amount of payments on your series.

The bank enters into co-branding and agent bank agreements with various unaffiliated third parties and with various affiliated and unaffiliated financial institutions. In these arrangements, the bank typically establishes an exclusive credit card marketing relationship with the agent bank or co-brand partner and obtains a way to cooperatively market to that agent bank’s or co-brand partner’s customers or members using the agent bank’s or co-brand partner’s name and trademarks. These names and marks are typically used on the front of the credit cards issued by the bank, but the bank retains ownership of the credit card account and is the party to the cardholder agreement with the consumer cardholder. In some cases, these arrangements will involve rewards programs or other benefits that are made available by or otherwise tied or related to the agent bank or co-brand partner. The bank typically pays the agent bank or co-brand partner a fee for the accounts it originates to the agent bank’s or co-brand partner’s customers or members, and may also pay some ongoing compensation to the agent bank or co-brand partner for activity on the accounts. In some cases, the bank purchases credit card accounts and receivables that the agent bank or co-brand partner may have previously originated or acquired or that the agent bank or co-brand partner may control. These arrangements are typically entered into for a fixed period and will terminate in accordance with their terms unless extended or renewed at the option of the parties. These arrangements may also be terminated for default and other reasons such as adverse changes in law or card association rules.

Approximately [●]% of the receivables in the bank’s managed portfolio of credit card loans relate to credit card accounts issued pursuant to co-branding and agent bank arrangements. The performance of the trust’s receivables, including repayment patterns and cardholder usage, may be adversely impacted if one or more of the bank’s significant co-branding arrangements or agent bank agreements were to terminate or if the effectiveness of the arrangement were simply to deteriorate (for example, due to a general decline in the business of the bank’s co-branding partner or agent bank or the failure of the co-brand partner or agent bank to actively cooperate in the arrangement). In situations where an arrangement is terminated, the bank may be required to re-issue credit cards, discontinue use of the agent bank’s or co-brand partner’s name and marks, and discontinue customized rewards or benefits. These actions may increase the attrition of the affected credit card accounts and receivables away from the bank. In addition, some of these co-branding and agent bank arrangements provide the co-branding partner or the agent bank with an option to purchase or designate a third party to purchase the accounts and receivables generated under the arrangement. If those receivables are in the trust portfolio, they may need to be removed from the trust portfolio and replaced with other receivables. If any of the above occurs and the bank is unable to designate additional accounts to the trust, the performance of the receivables could be adversely affected or a pay out event could occur.

We cannot predict precisely what effect, if any, changes in a significant co-branding or agent bank arrangement would have on the performance of the trust’s receivables or cardholder usage and, consequently, the timing and amount of payments on your series of notes. Any reductions in the amount or timing of interest or principal on the receivables will reduce the amount available for distribution on the notes of your series.

For additional information about the bank’s co-branding and agent bank arrangements, see “The Bank’s Credit Card Activities—Primary Marketing Segments—Agent Bank Programs and Co-Brand Programs” in this prospectus.

Addition of assets to the trust may affect credit quality and lessen the trust’s ability to make payments to you.

The assets of the trust change every day. We may choose, or may be required, to add receivables to the trust. The credit card accounts from which these receivables arise may have different terms and conditions from the accounts already designated to the trust portfolio. For example, new credit card accounts may have higher or lower fees or interest rates, or different payment terms. In addition, the composition of the new credit card accounts in terms of FICO score ranges, channels of origination, amount of seasoning and other account metrics may also vary significantly from the accounts already designated to the trust. If the credit quality of the assets in the trust were to deteriorate, the trust’s ability to make payments on the notes could be adversely affected. See “Description of the Notes—Addition of Trust Assets” in this prospectus.

The trust’s ability to make payments on the notes will be impaired if sufficient new credit card receivables are not generated by the bank. We do not guarantee that new credit card receivables will be created, that any credit card receivables will be added to the trust or that credit card receivables will be repaid at a particular time or with a particular pattern.

Other series of notes may have different terms that may affect the timing and amount of payments to you.

The issuing entity has issued other series of notes and expects to issue additional series of notes from time to time. Other series of notes may have terms that are different than the terms of your series, including different pay out events or events of default. In addition, the pay out events and events of default for other series of notes may be subject to grace periods or rights to cure that are different than the grace periods or rights to cure applicable to the same or similar pay out events of events of default for your series. As a result, other series of notes may enter into rapid amortization periods prior to the payment of principal on your series of notes. This could reduce the amount of principal collections available to your series at the time principal collections begin to be accumulated or paid for the benefit of your series and could cause a possible delay or reduction in payments on your notes. Additional series of notes may be issued without any requirement for notice to, or consent from, existing noteholders. For a description of the conditions that must be met before the issuing entity can issue new notes, see “Description of the Notes—New Issuances of Notes” in this prospectus. If we are not able to satisfy the conditions to obtain additional funding under one or more series of variable funding notes, a pay out event occurs under one or more series of variable funding notes, or we are otherwise unable to rely on variable funding notes to fund increases to the trust portfolio, the bank’s ability to generate new receivables and to service receivables could be adversely affected.

The issuance of new notes could adversely affect the timing and amount of payments on outstanding notes. For example, if additional notes in the same group as your series for purposes of sharing excess finance charge collections are issued after your notes and those notes have a higher interest rate than your notes, this could result in a reduction in the amount of excess funds from other series available to pay interest on your notes. Also, when new notes are issued, the voting rights of your notes will be diluted.

The references to other series of notes, additional series of notes and the issuance of new series of notes herein also applies to existing series of variable funding notes and any future series of variable funding notes issued by the issuing entity.

The bank may, from time to time, use the proceeds from the sale of variable funding notes to fund growth in the bank’s balance sheet.

The bank’s ability to originate and service receivables depends on its continued access to funding sources. The bank has, from time to time, used the proceeds from the sale of variable funding notes issued by the issuing entity as a source of funding growth in the bank’s balance sheet and may continue to do so in future. We are permitted to request an advance of additional funds from the holders of variable funding notes only to the extent we are able to satisfy the conditions specified in the documents governing the terms of the series of variable funding notes. Series of variable funding notes also may be subject to additional or different pay out events than your series of notes. See “Description of the Notes—Pay Out Events” in this prospectus.

In response to certain liquidity requirements under Basel III, the holders of some variable funding notes may be permitted to delay funding a requested advance for up to 35 days. This change and any similar changes requested by future holders of variable funding notes could delay or disrupt our access to funding under variable funding note facilities. Moreover, the liquidity requirements under Basel III could result in an increase in the borrowing costs under variable funding note facilities. In addition, the issuance of one or more series of variable funding notes could adversely affect the timing and amount of payments of your notes. For example, if the series of variable funding notes is in the same group as your series for purposes of sharing excess finance charge collections and those notes have a higher interest rate than your notes, the amount of excess funds from other series available to pay interest on your notes could be reduced. Also, when the outstanding principal amount of a series of variable funding notes increases, the voting rights of your series will be diluted.

Commingling of collections.

While First National Bank of Omaha is the servicer, collections held by the bank may, subject to some conditions, be commingled and used for the bank’s own benefit prior to the business day before each distribution date. As a result, the trust may not have a perfected security interest in those collections. In addition, if a receiver or conservator were appointed for the servicer at a time when collections were in the servicer’s possession, the trust may not be able to obtain, or experience delays in obtaining, control of such collections.

Prior to the occurrence of certain adverse events with respect to the servicer, the collection account may be maintained with the servicer. Upon the occurrence of any such event with respect to the servicer, the servicer shall deposit all collections into the collection account which shall be established with a qualified institution other than the servicer.

Recharacterization of principal receivables would reduce principal receivables and may require the addition of new receivables.

As described under “Description of the Notes—Discount Option” in this prospectus, we may designate a percentage of the receivables that would otherwise be treated as principal receivables to be treated as finance charge receivables. This designation should decrease the likelihood of a pay out event occurring as a result of a reduction of the average net portfolio yield for a given period. However, this designation will also reduce the aggregate amount of principal receivables, which may increase the likelihood that we will be required to add receivables to the trust. If we were unable to add receivables and could not make a sufficient cash deposit into the excess funding account, one or more series of notes, including your series, could go into a rapid amortization period.

We may assign our obligations as depositor and the bank may assign its obligations as servicer.

In our capacity as depositor and the bank’s capacity as servicer, either of us may transfer our rights and obligations under the transfer and servicing agreement to one or more entities without noteholders’ consent so long as specific conditions are satisfied. The entity assuming the rights and obligations may or may not be affiliated with us or the bank. After the assignment, either we or the bank, as the case may be, would have no further liability or obligation under the transfer and servicing agreement, other than those liabilities that arose prior to the transfer.

Payments on your notes may be delayed, reduced or otherwise adversely affected if the servicer fails to perform it servicing obligations.

As servicer, the bank is responsible for collecting and depositing all funds received on the receivables in the trust and for reporting the amounts of such funds received. The failure by the servicer to deposit these funds on a timely basis could result in insufficient cash being available to cover amounts payable on your notes when such amounts are due. In addition, the failure by the servicer to report accurately the amount or character of funds received could result in incorrect amounts being paid on your notes.

It may be difficult to find a suitable successor servicer if the bank ceases to act as servicer.

If the bank is terminated as servicer as described under “Description of the Notes—Matters Regarding the Depositor and the Servicer” and “—Servicer Default” in this prospectus, the indenture trustee will appoint a successor servicer. Because the bank, as servicer, has significant responsibilities with respect to the servicing of the transferred receivables, the indenture trustee may have difficulty finding a suitable successor servicer. Potential successor servicers may not have the capacity to adequately perform the duties required of a successor servicer or may not be willing to perform those duties for the amount of the servicing fee currently payable under the transfer and servicing agreement. If no successor has been appointed and has accepted the appointment by the time the servicer ceases to act as servicer, the indenture trustee will automatically become the successor servicer. If the indenture trustee becomes the successor servicer, the current servicing compensation under the transfer and servicing agreement may not be sufficient to cover its actual costs and expenses. In the event the indenture trustee is legally unable to act as servicer, it may petition a court of competent jurisdiction to appoint an eligible servicer as the successor indenture.

The application of the Servicemembers Civil Relief Act or the Military Lending Act may lead to delays in payment or losses on your notes.

The Servicemembers Civil Relief Act, as amended (the “Relief Act”) and similar state legislation may limit the interest payable on a receivable during an obligor’s period of active military duty. These laws could adversely affect the ability of the servicer to collect full amounts of interest on a receivable.

The Military Lending Act (the “MLA”) provides protections to servicemembers and their dependents (“covered borrowers”) at the time they originate certain types of consumer credit transactions, which includes credit cards. Among those protections is a limitation on credit insurance premiums, debt cancellation/suspension fees, credit-related ancillary product fees, certain application fees, certain participation fees, interest and certain other fees/charges. The MLA limits the amount of finance charge receivables the servicer may collect on credit card accounts of covered borrowers. Thus, these laws may cause delays and losses in payments to holders of the notes. See “Material Legal Aspects of the Receivables—The Servicemembers Civil Relief Act” and “—Military Lending Act” in this prospectus.

New tax legislation may affect our business activities and results of operations.

A new tax bill commonly called the Tax Cuts and Jobs Act (the “2017 Tax Act”) was signed into law on December 22, 2017, and it contains broad and sweeping changes to the U.S. Tax Code that may affect the bank’s business activities and the results of its operations in ways it may not currently anticipate. Certain provisions of the 2017 Tax Act could affect the bank’s business. It is possible for these matters to similarly impact the depositor and the issuing entity. You should consult your tax advisors regarding the possible effect of the 2017 Tax Act on this investment.

Failure to safeguard the bank’s databases and consumer privacy could affect the bank’s reputation among its clients and their customers and may expose the bank to legal claims from consumers.

An important feature of the bank’s credit services is the ability to develop and maintain individual consumer profiles. The bank maintains databases containing information on its consumers and their account transactions. Although the bank has extensive security procedures, the databases may be subject to unauthorized access and the integrity of the databases could be adversely affected. If the bank experiences a security breach, the bank could be subject to legal claims from consumers and customer relationships could be adversely affected. Security and privacy concerns may cause consumers to resist providing the personal data necessary to support the bank’s profiling capabilities or lead to a reduction in the use of the bank’s credit cards.

Some customers may provide information that is not accurate or intentionally false during the underwriting process.

Receivables are originated by the bank in accordance with the bank’s underwriting criteria described in this prospectus. Customers supply a variety of information regarding income, occupation, and employment status that could be used in the underwriting process. See “The Bank’s Credit Card Activities—Underwriting” in this prospectus. The bank generally does not verify all of this information, and this information may be inaccurate or intentionally false. Credit card transactions arising from credit card accounts that are underwritten based on such inaccurate or intentionally false information either (i) may lead to increased receivable delinquencies or charge-offs, which could result in a pay out event and could result in an acceleration of payment or reduced payments on your notes or (ii) if any transaction is determined to be a fraudulent charge, could result in a reduction of the Transferor Interest.

The underwriting and risk management efforts of the bank may not be effective.

The bank’s underwriting criteria and process may not be successful in identifying and declining applicants with higher than average credit risks, such as applicants that may have had difficulty obtaining loans and credit limits from other sources, including other banks and other financial institutions, due to credit problems, limited credit histories, adverse financial circumstances or high debt-to-income ratios. The bank’s risk management policies, procedures and techniques may not be sufficient to identify all of the risks to which it is exposed, to mitigate the risks it has identified, or to identify additional risks to which it may become subject in the future. In addition, a failure to effectively identify, manage, monitor and mitigate operational risks may negatively impact the bank’s ability to service the credit card receivables in the trust portfolio. These risks may result in the principal and interest payments on your notes being reduced, delayed or accelerated.

Disruptions in the operation of the bank’s computer systems and data centers or those of its service providers could have a material adverse effect on the bank’s business.

The bank’s ability to deliver products and services to its customers, service its loans and otherwise operate its business and comply with applicable laws depends on the efficient and uninterrupted operation of its computer systems and data centers and those of its service providers. These computer systems and data centers may encounter service interruptions at any due to system or software failure, natural disaster or other reasons. In addition, the implementation of technology changes and upgrades to maintain current and integrate new systems may also cause service interruptions, transaction processing errors and system conversion delays and may cause the bank’s failure to comply with applicable laws, all of which could have a material adverse effect on the bank’s business and its ability to service the trust portfolio.

Failure of the bank to maintain current technology and business processes could cause its products and services to be less competitive and have a material adverse effect on the bank’s ability to originate new receivables.

The bank expects that new technologies and business practices applicable to the consumer credit industry will continue to emerge, and these technologies and business processes may be better than those currently used by the bank. The pace of technology change is high and the consumer credit industry is intensely competitive, and we cannot assure you that the bank will be able to sustain its investment in new technology as critical systems and applications become obsolete and better ones become available. A failure to maintain current technology and business processes could cause disruptions in the bank’s operations or cause its products and services to be less competitive, all of which could have a material adverse effect on the bank’s business, financial condition and results of operations, the ability to continue to originate new receivables and the ability to service the trust portfolio.

Fraudulent activity associated with bank’s credit cards could negatively impact the bank’s operating results and brand reputation. Further, it could lead to decreased usage of the bank’s credit card products and increased fraud losses.

The bank is subject to the risk of fraudulent activity associated with customers and third parties handling customer account information. Following the bank’s deployment of embedded chip technology credit cards, the types of fraud losses the bank has experienced have shifted from heavy concentrations of counterfeit losses to online and identity based fraud losses. In addition, other fraud schemes have reemerged, including computerized BIN attacks, ATM skimming devices, unattended fuel dispenser skimming devices and “card not present” online fraud.

Credit card fraud, identity theft and related crimes are likely to remain high. The bank’s resources, technologies and fraud prevention tools may be insufficient to accurately detect and prevent new and increasingly sophisticated fraud schemes. Remedies for fraud are mostly reactive. Proactive fraud prevention approaches, such as device-based authentication tools, voice biometrics and telephone device/line screening will require the bank to make additional investments. There are no assurances that the bank’s efforts to detect and prevent fraud will be successful.

High profile fraudulent activity could negatively impact the bank’s brand and reputation. This could lead to decreased usage of the bank’s credit cards and have a material adverse effect on the bank’s operations, including the bank’s ability to originate receivables.

The asset representations review process has not been used in credit card securitization transactions and no assurances can be made as to its effectiveness.

If the requisite percentage of receivables in the trust portfolio that are 60 or more days delinquent, as described under “New Requirements for SEC Shelf Registration—Asset Representations Review” and the requisite percentage of noteholders vote that a review be undertaken, as described under “New Requirements for SEC Shelf Registration—Asset Representations Review—Voting Trigger,” the asset representations reviewer will perform an asset review in accordance with the procedures set forth in the asset representations review agreement and as described under “New Requirements for SEC Shelf Registration—Asset Representations Review—Asset Review.”

Credit card securitization transactions have not been previously subject to an asset representations review process of the nature set forth in the asset representations review agreement. Furthermore, at the time the asset representations reviewer was selected, there were no asset representations reviewers with experience in reviewing representations and warranties in credit card securitization transactions.

The review procedures for the asset review have been designed to determine whether a receivable under review was not in compliance with the representations and warranties made about it in the transaction documents at the relevant time, which is usually at the origination of the receivable or as of the addition date for the related credit card account. The asset review is not designed to determine why the obligor is delinquent or the creditworthiness of the obligor. The asset review is not designed to determine whether the receivable was serviced in compliance with the transfer and servicing agreement. The asset review is not designed to establish cause, materiality or recourse for any non-compliance. The asset review is not designed to determine whether the bank’s origination or underwriting policies and procedures are adequate, reasonable or prudent.

Following any asset review, we, along with the indenture trustee, the bank and the servicer, will receive a report from the asset representations reviewer containing the findings and conclusions of the asset review. If the report identifies any instance of non-compliance of a receivable with a representation or warranty relating to it under a transaction document, we will make a determination whether such instance of non-compliance with a representation or warranty constitutes a breach of a contractual provision under the related transaction document. If we determine a breach has occurred, we will provide notice to the bank, a responsible officer of the owner trustee and the indenture trustee. See “Description of the Notes—Representations and Warranties” and “The Receivables Purchase Agreement—Representations and Warranties” in this prospectus for a description our obligations and those of the bank, and the rights of the indenture trustee and the noteholders if we or the bank breach certain representations and warranties concerning the receivables made in the transfer and servicing agreement and the receivables purchase agreement, as applicable. In addition, noteholders may request that the indenture trustee provide notice to us requesting a repurchase of an ineligible receivable, but there is no guarantee that the indenture trustee will decide to do so.

In addition, there may be no correlation between any breach of representations and warranties and any increase in delinquencies.

The certification provided by the chief executive officer of the transferor does not guarantee the securitization will produce expected cash flows at the time and in the amounts to service scheduled payments of interest and the ultimate repayment of principal on the offered notes in accordance with their terms as described in this prospectus.

One of the requirements for the use of a shelf registration statement is the filing at the time of each offering from the shelf of a certification from the chief executive officer of the transferor, on behalf of the issuing entity, concerning the disclosure in the prospectus and the structure of the securitization. While in the certification the chief executive officer expresses a belief that there is a reasonable basis to conclude that the securitization is structured to produce expected cash flows at the times and in the amounts to service scheduled repayments of interest and the ultimate payment of principal on the offered notes in accordance with the terms, noteholders should be aware that the certification does not guarantee that the securitization will produce those expected cash flows or that you will not suffer from delays or reductions in or acceleration of repayment on your notes.

Certain EEA regulated investors are subject to EU risk retention and due diligence requirements applicable to the Class A notes.

Article 5 of the EU Securitization Regulation places certain conditions on investments in securitizations by institutional investors, as described under “EU Due Diligence and Risk Retention Rules Considerations” in this prospectus.

The EU Securitization Regulation allows institutional investors to invest in securitizations only if the originator, sponsor or original lender retains on an ongoing basis a material net economic interest in the securitization transaction, which, in any event, shall be not less than five per cent, determined in accordance with Article 6 of the EU Securitization Regulation, and discloses the risk retention to institutional investors. Prior to holding a securitization position, an institutional investor is also required to verify, among other things, that the originator or the original lender grants all the credits giving rise to the underlying exposures on the basis of sound and well defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes to ensure that credit-granting is based on a thorough assessment of the obligor’s creditworthiness.

Article 7 of the EU Securitization Regulation sets out transparency requirements for securitizations and contains provisions for the originator, sponsor and issuer of the securities, where applicable, to make available to investors and competent authorities and, upon request, to potential investors, certain information on a periodic basis, including quarterly information on the underlying exposures and investor reports containing prescribed data and information.

Certain disclosures are included in this prospectus, and the bank is agreeing to certain undertakings as described under “EU Due Diligence and Risk Retention Rules Considerations” in this prospectus. However, none of First National Bank of Omaha, First National Funding LLC, First National Master Note Trust, Wilmington Trust Company, U.S. Bank National Association, any of the underwriters, or any of their respective affiliates makes any representation that any such disclosures and undertakings are sufficient for the purposes of the EU due diligence and risk retention rules (including, with limitation, Article 7 of the EU Securitization Regulation) or other provisions of the EU Securitization Regulation, or that the structure of the Class A notes and the transactions described in this prospectus have the features necessary to qualify as an originator’s interest in accordance with the EU due diligence and risk retention rules. Affected Class A noteholders are required to independently assess and determine the sufficiency of such information, and each affected Class A noteholder should consult with its own legal, accounting, regulatory and other advisors and/or its regulator to determine the sufficiency of the information set out in this prospectus for the purpose of satisfying applicable requirements. These requirements, and any other changes to the regulation or regulatory treatment of securitization transactions or of the Class A notes to particular Class A noteholders, may negatively impact the regulatory position of those Class A noteholders. In addition, such regulations could have a negative impact on the price and liquidity of the Class A notes in the secondary market.

Any changes to the regulation or the regulatory treatment of asset-backed securities, whether in the EU or elsewhere, may negatively impact the regulatory position of affected investors and have an adverse impact on the value and liquidity of asset-backed securities such as the Class A notes. Affected Class A noteholders should analyze their own regulatory position, and are encouraged to consult with their legal, accounting, regulatory and other advisors and/or their regulators, regarding compliance with the EU due diligence and risk retention rules or other applicable regulations and the suitability of the Class A notes for investment.

[Insert any additional risk factors applicable to this series of notes.]

[Servicers]

[To the extent not described in the prospectus, identify any servicer contemplated by Item 1108(a)(2) and provide the information required by paragraphs (b), (c) and (d) of Item 1108, as applicable, for each servicer contemplated by paragraphs (a)(2)(i), (ii) and (iv) of Item 1108 and each unaffiliated servicer identified in paragraph (a)(2)(iii) of Item 1108 that services 20% or more of the pool assets and the information required by Item 1108(e) with respect to any retained interest of each servicer, including the nature and amount of that interest and disclose any hedge (security or portfolio) materially related to the credit risk of the securities that was entered into by servicer or, if known, by an affiliate of the servicer to offset the risk position held.]

[Originators]

[With respect to any originator, or group of affiliated originators, apart from the sponsor and its affiliates, that have originated, or is expected to originate 10% or more of the pool assets, disclosure regarding the identity of each such originator as required by Item 1110(a) of Regulation AB.]

[With respect to any originator, or group of affiliated originators, apart from the sponsor and its affiliates, that have originated, or is expected to originate 20% or more of the pool assets, disclosure required by Item 1110(b) of Regulation AB, including the identity of each such originator, form of organization of such originator, a description of such originator’s program and how long the originator has been engaged in originating assets as required by Item 1100(b)(2) of Regulation AB, a description of any interest that the originator(s) or any affiliate thereof, has retained in the transaction and disclose any hedge (security specific or portfolio) materially related to the credit risk of the securities that was entered into by the originator or, of known, an affiliate of the originator to offset the risk position held as required by Item 1110(b)(3) of Regulation AB, and for any originator required to repurchase or replace a pool asset for a breach of a representation or warranty pursuant to the transaction agreements, information regarding the originator’s financial condition to the extent there is a material risk that the effect on its ability to comply with the provisions of the transaction agreements relating to the repurchase obligations for those assets resulting from such financial information could have a material impact on pool performance or performance of the asset backed securities.]

Glossary

This prospectus uses defined terms. You can find a listing of defined terms in the “Glossary of Terms for Prospectus” beginning on Page 150 of this prospectus.

Description of Series Provisions

We have summarized the material terms of the Series 20[●]-[●] notes below and under “Description of the Notes” in this prospectus.

The Class A notes, the Class B notes and the Class C notes comprise the Series 20[●]-[●] notes and will be issued under the indenture, as supplemented by the Series 20[●]-[●] indenture supplement, in each case between the issuing entity and the indenture trustee. The Class A notes (the “offered notes”) are the only notes offered by this prospectus. The trust will also issue Class B notes and Class C notes which will be purchased by the bank.

The Class A notes will be issued in denominations of $[1,000] $[100,000] and integral multiples of $1,000 and will be available only in book-entry form, registered in the name of Cede & Co., as nominee of DTC. The Class B notes and the Class C notes will be issued in denominations of $[1,000] $[100,000] and integral multiples of $[1,000] (except that one note of each Class may be issued in a different amount, so long as such amount exceeds the applicable minimum denomination for such Class). See “Description of the Notes—Book-Entry Registration” and “—Definitive Notes” in this prospectus. Payments of interest and principal will be made on each distribution date on which those amounts are due to the noteholders in whose names the Series 20[●]-[●] notes were registered on the related record date, which will be the last day of the calendar month preceding that distribution date.

Collateral Amount

Your series of notes is secured by collateral consisting of the receivables. At any time, the amount of the collateral for your notes, which we call the collateral amount, cannot be less than zero and is calculated as follows:

•	the original principal amount of the notes, less

•	all previous principal payments made on your series (except payments made from the spread account) and the balance held in the principal accumulation account for such payments, less

•

all unreimbursed reductions to the collateral amount as a result of defaulted receivables or uncovered dilution allocated to your series or reallocations of principal collections to cover interest or the servicing fees for your series.

Allocation Percentages

The servicer will allocate among your series, other series of notes issued and outstanding and our transferor interest in the trust the following items: collections of finance charge receivables and principal receivables and defaulted receivables. Your series will also be allocated its share of any dilution amounts that are not offset by our Transferor Interest or by our deposits into the excess funding account as described under “—Investor Charge-Offs” below. On any day, the allocation percentage for your series will be the percentage equivalent of a fraction:

•	the numerator of which is:

•

for purposes of allocating finance charge collections during the revolving period and the accumulation period, defaulted receivables at all times and principal collections during the revolving period, equal to the collateral amount as measured at the end of the prior calendar month or, in the case of the month during which the closing date occurs, on the closing date; and

•

for purposes of allocating finance charge collections during a rapid amortization period and allocating principal collections during the accumulation period and the rapid amortization period, equal to the collateral amount as of the end of the revolving period unless the numerator is reduced as described below or, with respect to allocating finance charge collections, if later, as of the last day of the accumulation period, if any; and

•	the denominator of which is the greater of:

(a)

the sum of the total amount of principal receivables in the trust and the amount in the excess funding account, in each case determined as of the last day of the immediately preceding monthly period except as described below; and

(b)	the sum of the numerators used to calculate the applicable allocation percentages for all series of notes outstanding as of the date of determination.

The denominator referred to above will initially be set as of the closing date and generally will only be reset for purposes of allocating principal collections, finance charge collections and defaulted receivables at the end of each calendar month. However, the denominator referred to above will also be reset during any month in which:

•	accounts are added to, or removed from, the trust,

•	a variable funding series is increased, or

•	a new series is issued.

If one or more of these events occur in a monthly period, the denominator referred to above for the portion of the monthly period falling on and after such reset date and prior to any subsequent reset date will be recalculated for such period using amounts determined as of the close of business on the date of such event.

As discussed in “Annex I: Maturity Considerations—Reduced Principal Allocations” to this prospectus, prior to the occurrence of a pay out event, we may, by written notice delivered to the indenture trustee and the servicer, designate a reduced numerator for allocating principal collections or finance charge collections to each class of your series, provided, however, that the Series Rating Agency Condition is satisfied and we deliver an officer’s certificate to the effect that in the reasonable belief of such officer, such reduction will not cause a pay out event or potential pay out event to occur. In addition, we may designate the numerator for finance charge collections during the rapid amortization period will be the collateral amount at the end of the last day of the prior monthly period by notice to the servicer and the indenture trustee, provided, however, that the Series Rating Agency Condition is satisfied.

Interest Payments

The Class A notes will accrue interest from and including the closing date through but excluding [●][●], 20[●], and for each following interest period, at a rate of [●]% per year [above LIBOR for the related interest period. If the sum of LIBOR plus [●]% per year is less than 0.00% for any interest period, then the interest rate for the Class A notes for such interest period will be deemed to be 0.00%].

The Class B notes will accrue interest from and including the closing date through but excluding [●][●], 20[●], and for each following interest period, at a rate equal to [[●]% per year] [LIBOR for the related interest period. If LIBOR is less than 0.00% for any interest period, then the interest rate for the Class B notes for such interest period will be deemed to be 0.00%].

The Class C notes will accrue interest from and including the closing date through but excluding [●][●], 20[●], and for each following interest period, at a rate equal to [[●]% per year] [LIBOR for the related interest period. If LIBOR is less than 0.00% for any interest period, then the interest rate for the Class C notes for such interest period will be deemed to be 0.00%].

Each interest period will begin on and include a distribution date and end on but exclude the next distribution date. However, the first interest period will begin on and include the closing date and end on but exclude the first distribution date.

[LIBOR will be determined two London business days before each interest period begins; accordingly, LIBOR with respect to the first interest period shall be determined two London business days prior to the closing date. For each date of determination, LIBOR will equal the rate for deposits in United States dollars for a one-month period (or, solely for purposes of determining LIBOR for the first interest period as described in the following paragraph, a two-month period) which appears on the Reuters Screen LIBOR01 Page (or any successor or substitute page of such service, or any successor to or substitute for such service, providing rate quotations comparable to those currently provided on such page of such service, as determined by the servicer from time to time for the purposes of providing quotations of interest rates applicable to one-month dollar deposits in the London interbank market) as of 11:00 a.m., London time, on that date. If that rate does not appear on that display page, the rate for that date will be determined based on the rates at which deposits in United States dollars are offered by four major banks, selected by the servicer, at approximately 11:00 a.m., London time, on that day to prime banks in the London interbank market for a one-month period (or, solely for purposes of determining LIBOR for the first interest period as described in the following paragraph, a two-month period). The servicer will request the principal London office of each of those banks to provide a quotation of its rate. If at least two quotations are provided, the rate for that interest period will be the arithmetic mean of the quotations. If fewer than two quotations are provided, the rate for that interest period will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the servicer, at approximately 11:00 a.m., New York City time, on that day for loans in United States dollars to leading European banks for a one-month period (or, solely for purposes of determining LIBOR for the first interest period as described in the following paragraph, a two-month period). If LIBOR cannot be determined in accordance with these procedures, LIBOR will be the rate determined on the prior determination date when LIBOR was able to be determined.]

[If, with respect to any interest period, the servicer determines that LIBOR has been discontinued and that an alternative reference rate has been selected by the central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof), or identified through any other applicable regulatory or legislative action or guidance, that is consistent with accepted market practice, the servicer will direct the indenture trustee to use such alternative rate as a substitute for LIBOR for the current determination date and for each future determination date unless and until directed otherwise. As part of such substitution, the servicer may make, or direct the indenture trustee to make, such adjustments to such alternative rate or the spread thereon, as well as the business day convention, determination dates and related provisions and definitions, in each case that are consistent with accepted market practice or applicable regulatory or legislative action or guidance for the use of such alternative rate for securities such as the Series 20[●]-[●] notes, as determined by the servicer in its sole discretion.]

[If, with respect to any interest period, the servicer determines that LIBOR has been discontinued, but that there is no clear market consensus as to whether any rate has replaced LIBOR in customary market usage, the servicer may, in its sole discretion, determine the alternative rate and make any adjustments thereon, which determinations will be binding on the indenture trustee and investors in the Series 20[●]-[●] notes, and direct the indenture trustee to use such alternative rate as a substitute for LIBOR for the current determination date and for each future determination date unless and until directed otherwise.]

[If, with respect to any interest period, however, the servicer determines that LIBOR has been discontinued, but for any reason an alternative rate has not been identified and cannot be determined as described in the preceding two paragraphs, LIBOR will be equal to such rate on the determination date when LIBOR was last available on the Reuters Screen LIBOR01 Page, as determined by the servicer.]

[For the avoidance of doubt: (a) in no event shall the indenture trustee be responsible for (i) determining LIBOR or any substitute for LIBOR if such rate does not appear on Reuters Screen LIBOR01 Page or on a comparable system as is customarily used to quote LIBOR or such substitute for LIBOR or (ii) unless so directed by the servicer, making any adjustments to the day count, the business day convention, the definition of business day, the interest determination date, the applicable spread for any class of notes or any other relevant methodology for calculating such industry-accepted substitute or successor base rate, including any adjustment factor the servicer determines is needed to make such industry-accepted substitute or successor base rate comparable to LIBOR, in a manner that is consistent with industry-accepted practices for such industry-accepted substitute or successor base rate; and (b) in connection with any of the matters referenced in clause (a) of this sentence, the indenture trustee shall be entitled to conclusively rely on any determinations made by the servicer in regards to such matters and shall have no liability for such actions taken at the direction of the servicer.]

[LIBOR for the first interest period will be determined by straight-line interpolation, based on the actual number of days in the period from the closing date through but excluding the first distribution date, between two rates determined in accordance with the preceding paragraph, one of which will be determined for a maturity of one month and one of which will be determined for a maturity of two months.]

Interest on the notes will be calculated on the basis of [the actual number of days in the related interest period] and a 360-day year [of twelve 30-day months].

If the issuing entity does not pay interest as calculated above to any class when due on a distribution date, the amount not paid will be due on the next distribution date, together with interest on the overdue amount of regular monthly interest at the interest rate payable on the notes for the applicable class.

[Interest Rate Swaps]

[Describe the operation and material terms of the derivative instrument, including any limits on the timing or amount of payments or any conditions to payment. Describe any material provisions regarding substitution of the derivative instrument.]

[Interest Rate Swap Counterparty for Series 20[●]- [●] Notes]

[Description of derivative counterparty, including the name of the derivative counterparty, the organizational form of the derivative counterparty, the general character of the business of the derivative counterparty and whether the significance percentage is less than 10%, at least 10% but less than 20% or 20% or more and any other information required by Item 1115(a) of Regulation AB.]

[If the aggregate significance percentage of any derivative counterparty is greater than 10%, but less than 20%, financial data required by Item 1115(b)(1) of Regulation AB will be provided.]

[If the aggregate significance percentage of any derivative counterparty is greater than 20%, financial statements meeting the requirements of Item 1115(b)(2) of Regulation AB will be provided.]

Principal Payments and Deposits

During the revolving period, no principal payments will be made on your notes. During the accumulation period and the rapid amortization period, deposits to the principal accumulation account and principal payments, respectively, on the Series 20[●]-[●] notes will be made on each transfer date and distribution date, respectively, from the following sources:

(a)

principal collections received during the prior calendar month and allocated to your series based on your allocation percentage and retained in a segregated trust account established for your series during the prior calendar month, less any amounts required to be reallocated to cover interest payments on the Class A and Class B notes or servicing fee payments; plus

(b)

any finance charge collections or other amounts required to be treated as principal collections in order to cover the share of defaulted receivables and uncovered dilution amounts allocated to your series or to reinstate prior reductions to the collateral amount for your series; plus

(c)	any principal collections from other series that are shared with your series.

Deposits into the principal accumulation account and principal payments on the Series 20[●]-[●] notes will begin on the transfer date and distribution date, respectively, in the month following the month in which the accumulation period or rapid amortization period commences. We refer to the business day before a distribution date as the transfer date.

For purposes of clause (a) above, except during the rapid amortization period, so long as the Transferor Interest equals or exceeds the Minimum Transferor Interest and the amount then on deposit in the spread account equals or exceeds the required spread account amount and the Aggregate Principal Receivables in the trust are not less than the Minimum Aggregate Principal Receivables, your series’ share of principal collections received for any monthly period is only required to be retained in the collection account or in a segregated trust account established for your series, as applicable, up to an amount equal to the required principal payments or deposits on the related distribution date.

Accumulation Period

The accumulation period is scheduled to commence on [●][●], 20[●] and to last twelve months. However, the revolving period will be extended and the commencement of the accumulation period will be postponed, subject to the conditions described under “—Suspension and Postponement of Accumulation Period” below. The accumulation period will be postponed only if the number of months needed to fully fund the principal accumulation account to pay the Series 20[●]-[●] notes on their expected principal payment date is less than twelve months. In no event will the beginning of the accumulation period be postponed to later than [●][●], 20[●].

The servicer may also elect to suspend the accumulation period, subject to the conditions described under “—Suspension and Postponement of Accumulation Period” below.

On each transfer date relating to the accumulation period prior to the Series Termination Date, the indenture trustee will, at the direction of the servicer, deposit in the principal accumulation account an amount equal to the least of:

(1)	funds available for this purpose for your series with respect to that transfer date;

(2)

an amount equal to one-twelfth of the Series 20[●]-[●] collateral amount as of the beginning of the accumulation period or, if the commencement of the accumulation period is postponed, any higher accumulation amount as the servicer’s calculations shall require, as set forth in “—Suspension and Postponement of Accumulation Period” below, to fully fund the principal accumulation account by the expected principal payment date, plus any amounts required to be deposited to the principal accumulation account on prior transfer dates that have not yet been deposited;

(3)	an amount equal to the outstanding principal amount of the Series 20[●]-[●] notes, minus the amount on deposit in the principal accumulation account prior to any deposits on that date; and

(4)

the collateral amount, after taking into account any adjustments to be made on the related distribution date with respect to defaulted receivables or uncovered dilution allocated your series or reallocations of principal collections to cover interest or the servicing fee for your series, but prior to any deposit into the principal accumulation account on that transfer date.

If the rapid amortization period has not commenced, amounts in the principal accumulation account will be paid on the expected principal payment date first to the Class A noteholders and then to the Class B noteholders and then to the Class C noteholders, in each case until the specified class of notes is paid in full.

On each distribution date during the accumulation period, the portion of funds available but not required to be deposited in the principal accumulation account:

•	first, will be made available to noteholders in other series as shared principal collections,

•	second, at our option, will be applied as principal with respect to any variable funding notes in your group,

•	third, will be deposited in the excess funding account if necessary to maintain the Minimum Transferor Interest, and

•	fourth, will be paid to us.

Suspension and Postponement of Accumulation Period

The revolving period may be automatically extended and, upon notice to the indenture trustee, the servicer may elect to suspend the accumulation period, subject to the conditions described below.

Beginning three months prior to the scheduled start of the accumulation period, on each determination date until the accumulation period begins for your series, the servicer will calculate the amount of expected principal collections and determine the number of months expected to be required to fully fund the principal accumulation account by the related expected principal payment date for each class of notes in your series. If the number of months needed to fully fund the principal accumulation account by the related expected principal payment date for each class is less than the number of months in the scheduled accumulation period, the servicer will notify the indenture trustee, us and each Hired Agency and the accumulation period will automatically be postponed. The servicer’s calculations will assume (a) that the principal receivables in the trust and the amounts in the excess funding account will remain constant, (b) no pay out event will occur for any series, (c) no additional series will be issued and (d) a principal payment rate no greater than the lowest monthly principal payment rate for the receivables for the last twelve months (or such lower payment rate as the servicer may designate). In no case will the accumulation period for your series be reduced to less than one month.

The method for determining the number of months required to fully fund the principal accumulation account may be changed if the Rating Agency Condition is satisfied.

The servicer may also elect, at its option, to suspend the accumulation period if the issuing entity obtains a qualified maturity agreement in which an eligible institution agrees to deposit in the principal accumulation account on or before the expected principal payment date for each class of notes in your series an amount equal to the initial principal amount of those notes, reduced by any amount on deposit in the principal accumulation account; provided that the amount to be deposited may be reduced by any amount funded, at our election, from the proceeds of a new series of notes on or before the expected principal payment dates. The qualified maturity agreement may require that during the period when the accumulation period is suspended, upon the occurrence of certain events, available principal collections are to be deposited into the principal accumulation account. To be an eligible institution, the counterparty must have short-term ratings no less than P-1/A-1+ by Moody’s and S&P, respectively, or alternatively, long-term unsecured ratings no less than Aa3/AA- by Moody’s and S&P, respectively, or otherwise satisfies the Series Rating Agency Condition. Each qualified maturity agreement must satisfy the Series Rating Agency Condition.

The servicer may make this election at any time, up to the distribution date preceding the expected principal payment date for your series.

The issuing entity will pledge to the indenture trustee, for the benefit of the noteholders of your series, all right, title and interest in any qualified maturity agreement.

A qualified maturity agreement for your series or any class will terminate at the close of business on the expected principal payment date for your series. However, if the reserve account is funded to the required level:

(1)	the servicer may terminate a qualified maturity agreement earlier than the expected principal payment date if one of the following occurs:

(a)	the issuing entity obtains a substitute qualified maturity agreement which satisfies the Series Rating Agency Condition;

(b)

the institution providing the qualified maturity agreement ceases to be an eligible institution and the issuing entity is unable to obtain a substitute qualified maturity agreement which satisfies the Series Rating Agency Condition; or

(c)	a pay out event occurs for your series, or an event which may be declared a pay out event for your series occurs, whether or not it is declared; and

(2)	the servicer may terminate a qualified maturity agreement prior to the later of:

(a)	the date on which the accumulation period was scheduled to begin, before giving effect to the suspension of the accumulation period, and

(b)	the date to which the commencement of the accumulation period would otherwise be postponed, as determined on the determination date preceding the termination of the qualified maturity agreement.

If the institution providing a qualified maturity agreement ceases to be an eligible institution, the issuing entity will use its best efforts to obtain a substitute qualified maturity agreement which satisfies the Series Rating Agency Condition, unless the issuing entity elects to terminate the qualified maturity agreement which satisfies the Series Rating Agency Condition and is not required to obtain a substitute qualified maturity agreement which satisfies the Series Rating Agency Condition for any of the reasons described in the preceding paragraph.

If a qualified maturity agreement is terminated prior to the earlier of the expected principal payment date for your series or the related class and the commencement of the rapid amortization period for that series, and the issuing entity does not obtain a substitute qualified maturity agreement which satisfies the Series Rating Agency Condition, the accumulation period will begin on the latest of:

•	the date on which the accumulation period was scheduled to begin, before giving effect to the postponement of the accumulation period;

•	the date to which the accumulation period is automatically postponed, as determined on the date of termination of the qualified maturity agreement; and

•	the first day of the calendar month following the termination of the qualified maturity agreement; and, in certain circumstances, the reserve account funding date will occur.

Rapid Amortization Period

On each distribution date relating to the rapid amortization period, the Class A noteholders will be entitled to receive funds available for principal payments for Series 20[●]-[●] for the related calendar month in an amount up to the outstanding principal balance of the Class A notes.

After payment in full of the outstanding principal balance of the Class A notes, the Class B noteholders will be entitled to receive, on each distribution date relating to the rapid amortization period, the remaining available funds for principal payments for Series 20[●]-[●] for the related calendar month in an amount up to the outstanding principal balance of the Class B notes.

After payment in full of the outstanding principal balance of the Class A and Class B notes, the Class C noteholders will be entitled to receive, on each distribution date relating to the rapid amortization period, the remaining available funds for principal payments for Series 20[●]-[●] for the related month in an amount up to the outstanding principal balance for the Class C notes.

See “—Pay Out Events” below for a discussion of events that might lead to the commencement of the rapid amortization period.

Subordination

The Class B notes and Class C notes are subordinate to the Class A notes. The Class C notes are subordinated to the Class A notes and the Class B notes. Except as described under “—Spread Account; Required

Spread Account Amount” below, interest payments will be made on the Class A notes prior to being made on the Class B notes and the Class C notes and interest payments will be made on the Class B notes prior to being made on the Class C notes.

Principal payments on the Class B notes will not begin until the Class A notes have been paid in full. Principal payments on the Class C notes will not begin under the Class A and Class B notes have been paid in full, except as described under “—Spread Account; Required Spread Account Amount” below.

The collateral amount for your series will be reduced as the collateral is applied for the benefit of your series, for instance as principal payments are made on your series. In addition, the collateral amount can be applied for the benefit of your series in two other ways:

•

by reallocating principal collections to make Class A and Class B interest payments and to pay the servicing fee for your series when finance charge collections and investment earnings are not sufficient to make these payments; and

•	to absorb your series’ share of defaulted receivables and any uncovered dilution amounts, when finance charge collections and investment earnings are not sufficient to cover these amounts.

If the total amount of these reductions exceeds the principal amount of the Class C notes, then the Class B notes may not be repaid in full. If the total exceeds the sum of principal amounts of the Class C and Class B notes, then the Class A notes may not be repaid in full.

If receivables are sold after an event of default, the net proceeds of that sale would be paid, after any amounts due to the indenture trustee have been paid, as either deemed principal collections or finance charge collections in the same proportion as (x) the outstanding principal balance of the Series 20[●]-[●] notes bears to (y) the sum of the accrued and unpaid interest on the Series 20[●]-[●] notes and other fees and expenses payable in connection therewith under the indenture supplement; first to the Class A notes, then to the Class B notes and finally to the Class C notes, in each case until the outstanding principal amount of the specified class and all accrued and unpaid interest payable to that class have been paid in full.

Application of Finance Charge Collections

We refer to your series’ share of finance charge collections, including net recoveries, interchange, net investment proceeds transferred from the excess funding account, the reserve account and the principal accumulation account, any available excess finance charge collections from other series, and certain amounts withdrawn from the spread account and the reserve account, and any principal receivables treated as finance charge receivables through the discount option, collectively, as finance charge collections. On each transfer date, the servicer will direct the indenture trustee to apply your series’ share of finance charge collections for the prior month in the following order:

(1)	to pay interest on the Class A notes, including any overdue interest and additional interest on the overdue interest;

(2)	to pay interest on the Class B notes, including any overdue interest and additional interest on the overdue interest;

(3)	to pay the servicing fee for your series for the prior calendar month and any overdue servicing fee (to the extent not retained by the servicer during the month);

(4)	to pay interest on the Class C notes, including any overdue interest and additional interest on the overdue interest;

(5)	an amount equal to your series’ share of the defaulted receivables and uncovered dilution, if any, for the prior calendar month, will be treated as principal collections for the calendar month;

(6)

an amount equal to any unreimbursed reductions to the collateral amount on account of defaulted receivables, uncovered dilution or reallocations of principal collections will be treated as principal collections for the calendar month;

(7)

on and after the reserve account funding date (but prior to termination of the reserve account), an amount equal to the excess, if any, of the required reserve account amount over the amount then on deposit in the reserve account will be deposited into the reserve account;

(8)	an amount equal to the excess, if any, of the required spread account amount over the amount then on deposit in the spread account will be deposited into the spread account;

(9)	all remaining amounts will constitute excess finance charge collections and will be available to cover any shortfalls in finance charge collections for other outstanding series in group one;

(10)

following a servicer default and the appointment of a successor servicer, to pay to the successor servicer the excess servicing fee described in “—Servicing Compensation and Payment of Expenses” below; [and]

[(11)

an amount equal to the sum of any other amounts required to be paid or deposited under the terms of the note purchase agreements for the Class B notes and the Class C notes, in that order and priority, shall be so paid or deposited; and]

[(11)][(12)]	any remaining amount will be paid to us or our assigns.

If your series’ share of finance charge collections for any month is insufficient to pay interest on the Class C notes—including any overdue interest and additional interest on the overdue interest—when due, if needed, a draw will be made from the amounts available in the spread account and will be paid to the Class C noteholders on the related distribution date.

Reallocation of Principal Collections

If your series’ share of finance charge collections is not sufficient to pay the aggregate amount of interest on the Class A notes and the Class B notes and any servicing fee for your series then your series’ share of principal collections will be reallocated to cover these amounts, except as described below.

Any reallocation of principal collections is a use of the collateral for your series of notes. Consequently, these uses will reduce the remaining collateral amount by a corresponding amount. The amount of principal collections that will be reallocated on any distribution date may not exceed:

•	For the Class A notes, the lower of:

•

the excess of the amounts needed to pay current, overdue and additional interest on the Class A notes over the amount of finance charge collections allocated to your series that are available to cover these amounts; and

•

the greater of (1)(a) [●]% of the initial Series 20[●]-[●] collateral amount minus (b) the sum of (i) the amount of unreimbursed investor charge-offs after giving effect to investor charge-offs for the related monthly period and (ii) the amount of unreimbursed reallocated principal collections as of the previous distribution date and (2) zero; plus

•	For the Class B notes, the lower of:

•

the excess of the sum of the amounts needed to pay current, overdue and additional interest on the Class B notes and the current and past due servicing fee for your series over the amount of finance charge collections allocated to your series that are available to cover these amounts; and

•

the greater of (1)(a) [●]% of the initial Series 20[●]-[●] collateral amount minus (b) the sum of (i) the amount of unreimbursed investor charge-offs after giving effect to investor charge-offs for the related monthly period and (ii) the amount of unreimbursed reallocated principal collections as of the previous distribution date and after giving effect to the reallocation of principal collections to make required interest payments for the Class A notes on the then-current distribution date and (2) zero.

To the extent available, reductions to the collateral amount for your notes due to reallocation of principal receivables may be reinstated as described under “—Application of Finance Charge Collections” above.

Investor Charge-Offs

The notes will be allocated a portion of the defaulted receivables for each calendar month. For this purpose, defaulted receivables for any monthly period are principal receivables that were charged-off as uncollectible in that monthly period, except that defaulted receivables that we are required to purchase as a result of any breach of representation, warranty or covenant will be excluded. Defaulted receivables will be allocated to your series based upon the allocation percentage for defaulted receivables for your series. The allocation percentage is described under “—Allocation Percentages” above.

Dilution will also be allocated to your series in the circumstances described in “Description of the Notes—Defaulted Receivables; Dilution; Investor Charge-Offs” in this prospectus. If dilution is allocated among series, your series’ share of dilution will equal:

(1)	dilution to be allocated to all series of notes for that calendar month, times

(2)	a fraction,

•

the numerator of which is the numerator used in determining your series’ allocation percentage for purposes of allocating finance charge collections for that calendar month, as described under “—Allocation Percentages” above, and

•

the denominator of which is the sum of the numerators used in determining the allocation percentages used by all outstanding series of notes for purposes of allocating finance charge collections for that calendar month;

provided that, if the allocation percentage for finance charge collections for any series has been reset during that calendar month, the fraction described in clause (2) above will be calculated on a weighted average basis for that calendar month.

On each distribution date, if the sum of the defaulted receivables and any remaining uncovered dilution allocated to your series is greater than the finance charge collections allocated to your series to cover those amounts, then the collateral amount will be reduced by the amount of the excess.

Any such reductions in the collateral amount, called charge-offs, will be reinstated to the extent that finance charge collections are available for that purpose on any subsequent distribution date. If such reductions in the collateral amount are not reinstated, not all of the principal for your series of notes may be paid.

Sharing Provisions

Your series is in group one for purposes of sharing excess finance charge collections. Your series will share excess finance charge collections with other series of notes in group one for the trust. See “Description of the Notes—Shared Excess Finance Charge Collections” in this prospectus.

Your series is also a principal sharing series. See “Description of the Notes—Shared Principal Collections” and “—Excess Funding Account” in this prospectus.

Paired Series

[Your series has been issued as a paired series with the [VFN] [Series 20[●]-[●] notes]. See “Description of the Notes—Paired Series” in this prospectus.]

[Your series is not a paired series; however, your series of notes may be paired with one or more series of notes issued at a later time. See “Annex I: Maturity Considerations—Reduced Principal Allocations” included at the end of this prospectus and “Description of the Notes—Paired Series” in this prospectus.]

Foreign Accounts

So long as Series 20[●]-[●] notes are outstanding, notwithstanding the proviso in clause (d) of the definition of Eligible Account in “Glossary of Terms for Prospectus” in this prospectus, receivables arising in foreign accounts shall constitute Eligible Receivables for all purposes except that, to the extent they exceed 1% of all Eligible Receivables, they may not be counted for purposes of determining compliance with the tests for the Minimum Transferor Interest and the Minimum Aggregate Principal Receivables. For purposes of these requirements, a foreign account means an account, which as of the cut off date (or, with respect to additional accounts, as of the relevant addition date) was an Eligible Account, but subsequent to such date the obligor of which has provided, as its most recent billing address, an address which is not located in the United States or its territories or possessions.

Principal Accumulation Account

The indenture trustee will establish and maintain a segregated trust account in the name of the issuing entity held for the benefit of the noteholders to serve as the principal accumulation account. During the accumulation period, the indenture trustee at the direction of the servicer will make deposits to the principal accumulation account as described under “—Principal Payments and Deposits” above.

Funds on deposit in the principal accumulation account will be invested to the following transfer date by the indenture trustee at the direction of the servicer in highly rated liquid investments that meet the criteria described in the indenture supplement and in the absence of such direction, funds on deposit in the principal accumulation account shall remain uninvested. On each transfer date, investment earnings, net of investment losses and expenses, on funds on deposit in the principal accumulation account will be deposited in a segregated trust account established for your series and treated as finance charge collections available to your series for the related distribution date.

If, for any transfer date, these net investment earnings are less than the sum of:

(a)

the product of (1) the balance of the principal accumulation account, up to the outstanding principal balance of the Class A notes, on the record date immediately preceding that distribution date, (2) the Class A interest rate, and (3) a fraction the numerator of which is the actual number of days in the related interest period and the denominator of which is 360, plus

(b)

the product of (1) the balance of the principal accumulation account in excess of the outstanding principal balance of the Class A notes, up to the outstanding principal balance of the Class B notes, on the record date immediately preceding that distribution date, (2) the Class B interest rate, and (3) a fraction the numerator of which is the actual number of days in the related interest period and the denominator of which is 360, plus

(c)

the product of (1) the balance of the principal accumulation account in excess of the outstanding principal balance of the Class A and Class B notes, up to the outstanding principal balance of the Class C notes, on the record date immediately preceding that distribution date, (2) the Class C interest rate, and (3) a fraction the numerator of which is the actual number of days in the related interest period and the denominator of which is 360, then the indenture trustee at the direction of the servicer will withdraw the shortfall, to the extent available, from the reserve account and deposit it in a segregated trust account established for your series for use as finance charge collections that are available to your series.

Spread Account; Required Spread Account Amount

The indenture trustee will establish and maintain a segregated trust account held for the benefit of the Class C noteholders to serve as the spread account. The balance in the spread account will initially be [an amount equal to [●]% multiplied by the initial Series 20[●]-[●] collateral amount] [$-0-] and will increase further thereafter to the extent collections of finance charge receivables and excess finance charge collections allocable to the Series 20[●]-[●] notes are required to be deposited in order to meet the required spread account amount, as set forth in the Series 20[●]-[●] indenture supplement or note purchase agreement relating to the Class C notes.

All amounts on deposit in the spread account will be invested by the indenture trustee, at the direction of the servicer, in highly rated liquid investments that meet the criteria described in the indenture supplement and mature on or before the next transfer date and in the absence of such direction, funds on deposit in the spread account shall remain uninvested. Except as noted below, so long as the required spread account amount is on deposit in the spread account, the interest and other investment income, net of losses and investment expenses, earned on these investments will be withdrawn on each transfer date and paid to us. For purposes of determining the availability of funds or the balance of the spread account, with few exceptions, all investment earnings will be deemed not to be available or on deposit.

Withdrawals will be made from the spread account (including interest and investment income, if needed) to pay the Class C monthly interest payment, including overdue interest and interest thereon, if there are insufficient funds available to pay interest through the collection of finance charge receivables.

On the Series 20[●]-[●] final maturity date or, if sooner, the distribution date on which the outstanding principal balances of the Class A notes and Class B notes are reduced to zero, available funds in the spread account (including interest and investment income, if needed), after giving effect to the withdrawals above, will be used to fund any shortfall in the payment of the Class C outstanding principal balance.

The required spread account amount applicable on any date of determination will be determined as follows:

(a)

prior to a pay out event, the required spread account amount will equal the product of (1)[ the spread account percentage specified in the Series 20[●]-[●] indenture supplement or note purchase agreement for the Class C notes] [the Spread Account Percentage (as defined in “Glossary of Terms for Prospectus”) in this prospectus] and (2) the initial Series 20[●]-[●] collateral amount, except that the required spread account amount will not exceed the outstanding Class C note principal balance reduced by the excess of the principal accumulation account balance over the sum of the outstanding Class A note principal balance and the outstanding Class B note principal balance; and

(b)	after a pay out event, the required spread account amount will equal the outstanding Class C note principal balance.

If, after giving effect to all withdrawals from and deposits into the spread account with respect to any transfer date, the amount on deposit would exceed the required spread account amount then in effect, the indenture trustee will, at the written direction of the servicer, treat these excess amounts as finance charge collections available to your series for the related interest period.

On the Series 20[●]-[●] final maturity date or, if sooner, following the occurrence of an event of default with respect to Series 20[●]-[●] and acceleration of the Series 20[●]-[●] notes pursuant to the indenture, the servicer will withdraw available amounts from the spread account, and the servicer or indenture trustee will deposit such amounts in a segregated trust account established for your series for distribution to the Class C noteholders until the outstanding Class C note principal balance is paid in full, then to the Class A noteholders until the outstanding

Class A note principal balance is paid in full, and then to the Class B noteholders until the outstanding Class B note principal balance is paid in full in that order of priority, in accordance with the Series 20[●]-[●] indenture supplement, to fund any shortfalls in amounts owed to such Series 20[●]-[●] noteholders.

Reserve Account

The indenture trustee will establish and maintain a segregated trust account held in the name of the issuing entity for the benefit of the noteholders to serve as the reserve account. The reserve account is established to assist with the distribution of interest on the notes during the accumulation period and on the first distribution date with respect to the rapid amortization period. On each transfer date from and after the reserve account funding date, but prior to the termination of the reserve account, the indenture trustee will apply finance charge collections allocated to your series to increase the amount on deposit in the reserve account to the extent the amount on deposit in the reserve account is less than the required reserve account amount.

The reserve account funding date is the transfer date designated by the servicer and which occurs no later than the earliest of the following:

(a)	the transfer date with respect to the monthly period which commences [●] months prior to the then scheduled commencement of the accumulation period;

(b)

the first transfer date for which the quarterly net yield is less than [●]%, but in such event the reserve account funding date shall not occur earlier than the transfer date with respect to the twelfth month prior to the then scheduled commencement of the accumulation period;

(c)

the first transfer date for which the quarterly net yield is less than [●]%, but in such event the reserve account funding date shall not occur earlier than the transfer date with respect to the sixth month prior to the then scheduled commencement of the accumulation period; and

(d)

the first transfer date for which the quarterly net yield is less than [●]%, but in such event the reserve account funding date shall not occur earlier than the transfer date with respect to the fourth month prior to the then scheduled commencement of the accumulation period; except that for so long as a qualified maturity agreement is in effect, the reserve account funding date will not occur. If the Rating Agency Condition is satisfied, the servicer may designate any date as the reserve account funding date. See “—Suspension and Postponement of Accumulation Period” above.

In certain circumstances, when a qualified maturity agreement is terminated, the reserve account funding date will be accelerated to the distribution date immediately following such termination.

The net yield means, with respect to any monthly period, the Portfolio Yield, as defined in “Glossary of Terms for Prospectus” hereto, with respect to the same monthly period, minus the Base Rate, as defined in “Glossary of Terms for Prospectus” hereto, with respect to the same monthly period.

The quarterly net yield means, for any distribution date, the average of the net yields for each of the three preceding monthly periods and, for purposes of the [●], 20[●] and [●], 20[●] distribution dates, the net yields for [●] of [●] and [●] of [●] will be deemed to be [●]% and [●]%, respectively.

The required reserve account amount for any transfer date on or after the reserve account funding date will be equal to (a) [●]% of the outstanding principal balance of the Series 20[●]-[●] notes or (b) any other amount designated by us. We may only designate a lesser amount if the Series Rating Agency Condition is satisfied and we certify to the indenture trustee that, based on the facts known to the certifying officer at the time, in our reasonable belief, the designation will not cause a pay out event to occur for Series 20[●]-[●].

On or before each transfer date, after giving effect to any deposit to be made to, and any withdrawal to be made from, the reserve account on that transfer date, the indenture trustee at the direction of the servicer will withdraw from the reserve account an amount equal to the excess, if any, of the amount on deposit in the reserve account over the required reserve account amount, and the amount withdrawn will be applied, first, to fund any shortfall in the spread account, and then distributed to us or our assigns. Any amounts withdrawn from the reserve account and distributed to us or our assigns will not be available for distribution to the noteholders.

All amounts on deposit in the reserve account on any transfer date—after giving effect to any deposits to, or withdrawals from, the reserve account to be made on that transfer date—will be invested to the following transfer date by the indenture trustee at the direction of the servicer in highly rated liquid investments that meet the criteria described in the indenture supplement and in the absence of such direction, the indenture trustee may, but shall have no obligation to, make such investment. The interest and other investment income, net of losses and investment expenses, earned on these investments will be retained in the reserve account to the extent the amount on deposit is less than the required reserve account amount, and any excess will be deposited in a segregated trust account established for your series and treated as finance charge collections available to your series.

On or before each transfer date with respect to the accumulation period and on or before the first transfer date with respect to the rapid amortization period, the indenture trustee will withdraw from the reserve account and deposit in a segregated trust account established for your series an amount equal to the least of:

(1)	the amount then on deposit in the reserve account with respect to that transfer date; and

(2)	the amount of the shortfall described under “—Principal Accumulation Account” above.

Amounts withdrawn from the reserve account on any transfer date will be included as finance charge collections available to your series for the related distribution date.

The reserve account will be terminated upon the earliest to occur of:

(1)	the first transfer date for the rapid amortization period;

(2)	the expected principal payment date; and

(3)	the termination of the trust.

Immediately prior to the termination of the reserve account, all amounts on deposit in the reserve account, after giving effect to any withdrawal from the reserve account on that date as described above, will be applied to make the payments and deposits described in clauses (1) through [(12)] under “—Application of Finance Charge Collections,” to the extent such payments or deposits have not been made from your series’ share of finance charge collections on that date.

Pay Out Events

A pay out event will occur for the Series 20[●]-[●] notes upon the occurrence of any of the following events:

(a)

our failure (1) to make any payment or deposit on the date required to be made under the transfer and servicing agreement, the indenture or the Series 20[●]-[●] indenture supplement within the applicable grace period which shall not exceed five business days after the day that payment or deposit is required to be made or (2) to observe or perform in any material respect our other covenants or agreements set forth in the transfer and servicing agreement, the indenture or the Series 20[●]-[●] indenture supplement, which failure has a material adverse effect on the Series 20[●]-[●] noteholders which continues unremedied for a period of 60 days after written notice of the failure, requiring the same to be remedied is given to us by the indenture trustee, or to us and the indenture trustee by Series 20[●]-[●] noteholders evidencing interests aggregating more than 25% of the aggregate unpaid principal amount of the Series 20[●]-[●] notes and which continues to materially and adversely affect the interest of the Series 20[●]-[●] noteholders;

(b)

any representation or warranty made by us under the transfer and servicing agreement or any supplement thereto proves to have been incorrect in any material respect when made or delivered and which continues to be incorrect in any material respect for a period of 60 days after written notice of the failure is given to us by the indenture trustee, or to us and the indenture trustee by Series 20[●]-[●] noteholders evidencing interests aggregating more than 25% of the aggregate unpaid principal amount of the Series 20[●]-[●] notes, requiring the same to be remedied, and as a result of which the interests of the noteholders are materially and adversely affected and continue to be materially and adversely affected for the designated period; except that a pay out event described in this subparagraph (b) will not occur if we have accepted reassignment of the related receivable or all related receivables, if applicable, within the designated period;

(c)

our failure to designate receivables in additional accounts to the trust within five business days after we are required to do so, provided that such failure will not give rise to a pay out event if, prior to the date on which such conveyance was required to be completed, we cause a reduction in the invested amount of any variable funding notes of the issuing entity to occur, so that after giving effect to that reduction, the Transferor Interest is not less than the Minimum Transferor Interest and the Aggregate Principal Receivables are not less than the Minimum Aggregate Principal Receivables within the applicable grace period;

(d)	any servicer default occurs that would have a material adverse effect on your series;

(e)	the average of the Portfolio Yields for any three consecutive calendar months is less than the average of the Base Rates for the same calendar months;

(f)	the outstanding principal balance of the Class A notes, the Class B notes or the Class C notes are not paid in full on the expected principal payment date;

(g)	specified bankruptcy, insolvency, liquidation, reorganization, winding-up, conservatorship, receivership or similar events relating to us or the bank;

(h)	we are unable for any reason to transfer receivables to the trust or the bank is unable for any reason to transfer receivables to us;

(i)	the issuing entity becomes subject to regulation as an “investment company” within the meaning of the Investment Company Act of 1940, as amended; or

(j)	an event of default for Series 20[●]-[●] and an acceleration of the maturity of the Series 20[●]-[●] notes occurs under the indenture.

In the case of any event described in clause (a), (b) or (d) above, a pay out event will be deemed to have occurred with respect to the notes only if, after any applicable grace period, either the indenture trustee or the Series 20[●]-[●] noteholders evidencing interests aggregating more than 50% of the aggregate unpaid principal amount of the Series 20[●]-[●] notes, by written notice to us, the servicer and, if notice is given by the Series 20[●]-[●] noteholders, the indenture trustee, declare that a pay out event has occurred with respect to the Series 20[●]-[●] notes as of the date of the notice.

In the case of any event described in clause (g), (h) or (i), a pay out event with respect to all series then outstanding, and in the case of any event described in clause (c), (e), (f) or (j), a pay out event with respect to only the Series 20[●]-[●] notes, will occur without any notice or other action on the part of the indenture trustee or the Series 20[●]-[●] noteholders immediately upon the occurrence of the event.

On the day on which a pay out event is deemed to have occurred, the rapid amortization period will begin.

See “Description of the Notes—Pay Out Events” in this prospectus for an additional discussion of the consequences of insolvency, conservatorship or receivership events related to us and the bank.

Events of Default

The events of default for Series 20[●]-[●], as well as the rights and remedies available to the indenture trustee and the Series 20[●]-[●] noteholders when an event of default occurs, are described under “The Indenture—Events of Default; Rights Upon Event of Default” in this prospectus.

In the case of an event of default involving bankruptcy, insolvency or similar events relating to the issuing entity, the principal amount of the Series 20[●]-[●] notes and all other series of notes automatically will be deemed to be immediately due and payable. If any other event of default for Series 20[●]-[●] occurs, the indenture trustee or the holders of more than 50% of the then-outstanding principal balance of the Series 20[●]-[●] notes may declare the Series 20[●]-[●]notes to be immediately due and payable. If the Series 20[●]-[●] notes are accelerated, you may receive principal prior to the expected principal payment date for your class of notes.

Servicing Compensation and Payment of Expenses

The servicing fee rate for your series is [2]% per year. Following a servicer default and the appointment of a successor servicer, fees payable to the successor servicer in excess of [2]%, referred to as the excess servicing fee, will be payable to the successor servicer from finance charge collections after all other distributions as set forth above in “—Application of Finance Charge Collections”, but before any payments to us from such collections. Your series’ share of the servicing fee for each month will be calculated as described under “Description of the Notes—Servicing Compensation and Payment of Expenses” in this prospectus. However, the monthly servicing fee allocable to your series for the first distribution date will be approximately $[●].

If the interchange allocated to Series 20[●]-[●] for a monthly period is less than (a) 1/12 of [●]% of (b) the collateral amount of the Series 20[●]-[●] notes as of the last day of the preceding monthly period (or, with respect to the first distribution date, approximately $[●]), then such deficiency will be subtracted from the monthly fee payable to the servicer, so long as First National Bank of Omaha or the indenture trustee is the servicer. If the indenture trustee is the successor servicer, any such reduction to the monthly fee shall be included as excess servicing fee, payable as described above.

Amendments

The indenture supplement for your series and the indenture may be amended as described under “Description of the Notes—Amendments”, “The Indenture—Modification of the Indenture” in this prospectus, subject to the following exceptions. We may also amend the indenture supplement to increase the servicing fee rate for your series with the consent of noteholders holding more than 66 2/3% of the then outstanding principal balance of each class of the notes of your series and satisfaction of the Rating Agency Condition.

Reports Filed with the Commission

Monthly reports containing information on the notes and the collateral securing the notes will be filed with the Securities and Exchange Commission. These reports will not be sent to noteholders. See “Where You Can Find More Information” in this prospectus for information as to how these reports may be accessed.

Fees and Expenses

The servicer has agreed in the transfer and servicing agreement to be responsible for the payment (without reimbursement other than its monthly servicing fee) of all expenses incurred in connection with its servicing activities under the transfer and servicing agreement, including reasonable fees and disbursements of the owner trustee, indenture trustee, administrator, any paying agent, any transfer agent and registrar, the asset representations reviewer and the expenses associated with investor communication requests. Except for your series share of the servicing fee as described above under “Description of Series Provisions—Servicing Compensation and Payment of Expenses,” no fees and expenses incurred in connection with the trust will be payable out of collections allocated to your series.

The following table summarizes the fees that may be payable from the collections allocated to the notes:

Type of Fees	Amount or Calculation	Purpose	Source of Funds for Payment	Distribution Priority
servicing fee	1/12th of the product of [2]%, and the collateral amount for the Series 20[●]-[●] on the last day of the preceding monthly period; provided, that if the interchange is less than (a) 1/12 of [1.50]% of (b) the collateral amount of the Series 20[●]-[●] notes as of the last day of the monthly period, then such deficiency will be subtracted from the monthly fee payable to the servicer	compensation and reimbursement of the servicer	the portion of the servicing fee allocated to any series will be payable from finance charge collections allocated to that series	as specified under “Description of Series Provisions—Application of Finance Charge Collections”

excess servicing fee	any interchange amount subtracted from the servicing fee as described above, plus 1/12th of the product of the collateral amount as of the last day of the preceding monthly period and the excess of the market rate servicing fee percentage determined by the indenture trustee over [2]%,	compensation and reimbursement of any successor servicer	the portion of the excess servicing fee allocated to any series will be payable from finance charge collections allocated to that series	as specified under “Description of Series Provisions—Application of Finance Charge Collections”

Important Parties

The Issuing Entity (First National Master Note Trust)

The issuing entity of your notes will be First National Master Note Trust. The issuing entity is a statutory trust created under the laws of the State of Delaware. It operates under a second amended and restated trust agreement, dated as of September 23, 2016, between us and Wilmington Trust Company, as owner trustee, which amended and restated, in its entirety, the first amended and restated trust agreement dated December 20, 2012 which first amended and restated trust agreement amended and restated, in its entirety, the original trust agreement dated as of October 16, 2002. Hereinafter, the second amended and restated trust agreement will be referred to as the trust agreement.

The activities of the issuing entity are limited to:

•	acquiring, owning and managing the trust assets and the proceeds of those assets;

•	issuing and making payments on the notes; and

•	engaging in related activities.

The issuing entity may not engage in any activity other than in connection with the activities listed above or other than as required or authorized by the trust agreement, the agreements pursuant to which the receivables are transferred from the bank to us and from us to the trust, the indenture and the indenture supplements or any related agreements. The fiscal year of the issuing entity ends on December 31st of each year, unless changed by the issuing entity.

The notes are secured by a pool of receivables that arise under VISA and MasterCard credit card accounts owned by the bank and designated by the bank as accounts designated to the issuing entity. The receivables are held by the issuing entity.

The issuing entity’s principal offices are in Wilmington, Delaware in care of Wilmington Trust Company, as owner trustee, at the following address: 1100 North Market Street, Wilmington, Delaware 19890, Attention: Corporate Trust Administration.

The administrator may perform certain discretionary activities with regard to the administration of the trust and the notes, as described in “The Administration Agreement” in this prospectus. The servicer may also perform certain discretionary activities with regard to the trust’s assets, as described in this prospectus. We, as holder of the Transferor Interest, may also direct the owner trustee to perform certain discretionary activities with regard to the trust, as described in “The Trust Agreement—Duties and Responsibilities of Owner Trustee” in this prospectus.

The Depositor (First National Funding LLC)

We—First National Funding LLC—are a limited liability company formed under the laws of the State of Nebraska on April 16, 2002, and have two members: First National Bank of Omaha and First National Funding Corporation. We were organized for the limited purpose of purchasing, holding, owning and transferring receivables and related activities.

We have been engaged in securitizing credit card receivables as described in this prospectus since our formation and have not been engaged in any activities other than activities incidental to our securitizations.

As described under “Description of the Notes—Transfer and Assignment of Receivables” in this prospectus, we transfer the receivables transferred to us by the bank to the trust on an on-going basis. We are the sole beneficial owner of the trust and have the right to receive all cash flows from the assets of the trust other than the amounts required to make payments or deposits for any series of notes. Our interest is called the Transferor Interest.

Parent of Sponsor (First National of Nebraska, Inc.)

and Sponsor, Originator, Bank and Servicer (First National Bank of Omaha)

First National of Nebraska, Inc. is an interstate financial holding company regulated by the Board of Governors of the Federal Reserve System and headquartered in Omaha, Nebraska with total assets of approximately $[●] as of [●][●], 20[●]. First National of Nebraska, Inc. was organized in 1968 and its principal subsidiary is First National Bank of Omaha. First National of Nebraska, Inc. also has nonbanking subsidiaries, which, in the aggregate, are not material.

First National Bank of Omaha is a nationally chartered bank headquartered in Omaha, Nebraska and regulated by the Office of the Comptroller of the Currency (“OCC”) and the Consumer Financial Protection Bureau (“CFPB”). First National Bank of Omaha (the bank) was chartered in 1863. The bank offers banking and trust services to the retail, commercial and agricultural areas which it serves.

First National of Nebraska, Inc., including the bank, has over 65 years of experience providing credit card services and was one of the originators of the bank credit card industry. The bank is the servicer of the credit card accounts that it owns and its credit card servicing activities include data processing, payment processing, marketing, customer service, credit administration and card embossing.

The bank is the sponsor of the transactions described in this prospectus and as such structures each issuance of notes by the issuing entity. Pursuant to a receivables purchase agreement, the bank has designated a pool of eligible accounts and transfers receivables in the designated accounts to us on an ongoing basis. The bank may also designate additional accounts under the receivables purchase agreement in the future, and the receivables existing in those accounts and any receivables arising in those accounts after such designation will be transferred to us. See “The Receivables Purchase Agreement” in this prospectus for a more detailed description of the agreement under which the bank transfers receivables to us.

The bank also acts as servicer and administrator for the trust. See “The Bank’s Credit Card Activities” and “The Administration Agreement” in this prospectus.

Credit Risk Retention

As described under “—The Depositor (First National Funding LLC)” above, we are the owner of the Transferor Interest, which represents an undivided interest in the assets of the issuing entity subject to the lien of the indenture trustee for the benefit of the noteholders created under the indenture. As holder of the Transferor Interest and subject to certain limitations, we have the right to receive the transferor percentage of all collections of finance charge receivables, principal receivables and receivables in defaulted accounts arising in the credit card accounts designated to the trust portfolio that are not required to make payments on the notes, payments of servicing fees or payments to provide credit enhancement for any series of notes. The transferor’s percentage at any time will equal 100% minus the total of the applicable allocations percentages for all outstanding series of notes. Pursuant to the indenture, the servicer will allocate collections of finance charge receivables, principal receivables and receivables in defaulted accounts among each series of notes outstanding and the Transferor Interest based on the respective allocation percentages for each series of notes and the transferor’s percentage. To the extent the Transferor Interest equals or exceeds the Minimum Transferor Interest, collections of principal receivables allocated to the Transferor Interest will be paid to the holder of the Transferor Interest. If the Transferor Interest is less than the Minimum Transferor Interest, collections of principal receivables allocated to the Transferor Interest will be deposited in the excess funding account for application as described under “Description of the Notes—Excess Funding Account” in this prospectus. In addition, until principal amounts are needed to be accumulated or paid on any series of notes (including the Series 20[●]-[●] notes), principal amounts allocated to such series will be applied, first, to other series of notes which are accumulating principal or entitled to principal payments, second, deposited to the excess funding account (if required, as described in the preceding sentence) and third, paid to the holder of the Transferor Interest.

The amount of the Transferor Interest fluctuates each day based on variations in the amount of principal receivables arising in the credit card accounts designated to the trust portfolio, as new principal receivables are created and others are paid or charged off as uncollectible. In addition, the amount of the Transferor Interest fluctuates based on variations in the aggregate collateral amounts for all series of notes outstanding because the collateral amount is a variable in the allocation percentage applicable to each series of notes. For example, the Transferor Interest will generally increase to reflect reductions in the aggregate collateral amounts for all series of notes outstanding due to the payment of principal on a series of notes, and will generally decrease as a result of an increase in the aggregate collateral amounts for all series of notes outstanding due to the issuance of a new series of notes or the increase in the amount outstanding under any series of variable funding notes. For a description of how the Transferor Interest is calculated, see the definition of “Transferor Interest” in “Glossary of Terms for Prospectus” in this prospectus.

The Transferor Interest may be transferred, in whole or in part, subject to certain limitations and conditions described in the trust agreement. See “The Trust Agreement—Restrictions on Transfer; Supplemental Interests” in this prospectus.

We are a wholly-owned, indirect subsidiary of the sponsor. In accordance with the credit risk retention rules of Regulation RR issued by the SEC, either we are, as the depositor, or the bank is, as the sponsor, required to retain an economic interest in the credit risk of the transferred receivables. We intend to initially satisfy the risk retention requirements through retention of an interest in the Transferor Interest (which we refer to as the seller’s interest in this section). The seller’s interest will be calculated in accordance with Regulation RR and, when combined with funds on deposit in the excess funding account, will equal not less than five percent (5%) of the excess of the aggregate unpaid principal balance of all series of notes outstanding under the indenture (other than notes that are at all times held by the sponsor or one or more wholly-owned affiliates) over the aggregate amount of principal collections on deposit in segregated principal or principal accumulation accounts relating to all series of notes outstanding under the indenture (which excess, we refer to as the “adjusted outstanding ABS investor interests” in this section). We will calculate the seller’s interest at the closing of each issuance of notes and monthly thereafter, as provided in Regulation RR. For the purposes of the calculation of the seller’s interest, a wholly-owned affiliate of the sponsor will include any person, other than the issuing entity, that directly or indirectly, wholly controls (i.e., owns 100% of the equity of such person), is wholly controlled by, or is wholly under common control with, the sponsor.

The seller’s interest will be calculated as the Aggregate Principal Receivables in the trust portfolio over the aggregate outstanding principal balance of all series of notes outstanding under the indenture. As of the closing date, we expect to have a seller’s interest equal to $[●], which will equal [●]% of the adjusted outstanding ABS investor interests. For the purposes of determining the seller’s interest on the closing date, we will use the Aggregate Principal Receivables as of [insert date not more than 60 days prior to the first use of this disclosure] and the outstanding principal balance of the notes expected to be outstanding on the closing date. We will disclose in a Form 8-K within a reasonable amount of time after the closing date the amount of the seller’s interest on the closing date if materially different from that disclosed in this prospectus. In addition, we will disclose on each monthly Form 10-D the amount of the seller’s interest as of the last day of the monthly distribution period relating to the Form 10-D.

The sponsor’s obligation to comply with the risk retention requirements under Regulation RR and our obligation to maintain the Transferor Interest so that it equals or exceeds the Minimum Transferor Interest are independent obligations and are determined differently. See “Description of the Notes—New Issuances of Notes,” “—Addition of Trust Assets,” “—Removal of Accounts,” and “—Defaulted Receivables; Dilution; Investor Charge-Offs” in this prospectus.

We will not purchase or sell a security or other financial instrument, enter into any derivative, agreement or position that reduces or limits our financial exposure to the seller’s interest that we will retain in order to satisfy the risk retention requirements under Regulation RR to the extent such activities would be prohibited hedging activities in accordance with Regulation RR. For the avoidance of doubt, the indenture trustee has no obligation or responsibility to monitor or enforce compliance with Regulation RR, nor will the indenture trustee be liable to any person for any violation of Regulation RR.

Certain Interests in the Issuing Entity

We own the Transferor Interest, which represents an undivided interest in the assets of the issuing entity subject to the lien of the indenture trustee for the benefit of the noteholders created under the indenture. As holder of the Transferor Interest and subject to certain limitations, we have the right to receive the transferor percentage of all collections on the receivables arising in the credit card accounts designated to the trust portfolio that are not required to make payments on the notes, payments of servicing fees or payments to provide credit enhancement for any series of notes. The transferor’s percentage at any time will equal 100% minus the total of the applicable allocations percentages for all outstanding series of notes. Pursuant to the indenture, the servicer will allocate collections of finance charge receivables and principal receivables among each series of notes outstanding and the Transferor Interest based on the respective allocation percentages for each series of notes and the transferor’s percentage. The amount of principal receivables in the issuing entity will vary each day as new principal receivables are created and others are paid or charged off as uncollectible. Therefore, the amount of the Transferor Interest will fluctuate each day to reflect the changes in the amount of principal receivables in the issuing entity. In addition, the amount of the Transferor Interest fluctuates based on variations in the aggregate collateral amounts for all series of notes outstanding because the collateral amount is a variable in the allocation percentage applicable to each series of notes. For example, the Transferor Interest will generally increase to reflect reductions in the aggregate collateral amounts for all series of notes outstanding due to the payment of principal on a series of notes, and will generally decrease as a result of an increase in the aggregate collateral amounts for all series of notes outstanding due to the issuance of a new series of notes or the increase in the amount outstanding under any series of variable funding notes. The Transferor Interest was approximately $[●] as of [●][●], 20[●].3

Subject to certain limitations on transfer, we may, at any time or from time to time, sell or otherwise transfer all or any portion of the Transferor Interest in excess of the portion we have retained in order to comply with the risk retention requirements under Regulation RR. See “The Trust Agreement—Restrictions on Transfer; Supplemental Interests” in this prospectus.

As of the date of this prospectus, the sponsor owns the following subordinate notes issued by the issuing entity:

Outstanding Subordinate Notes Held by Sponsor

Term Notes

Series/Class	Issuance Date	Note Interest Rate	Outstanding Principal Balance	Expected Principal Payment Date	Legal Maturity Date

Series 2017-2

Class B Asset Backed Notes	October 19, 2017	One-month US LIBOR	$40,385,000.00	October 15, 2020	October 16, 2023
Class C Asset Backed Notes	October 19, 2017	One-month US LIBOR	$44,231,000.00	October 15, 2020	October 16, 2023

[3]	Insert amount reported as of the end of the most recent distribution period for which Form 10-D has been filed prior to the date of the related prospectus.

Series/Class	Issuance Date	Note Interest Rate	Outstanding Principal Balance	Expected Principal Payment Date	Legal Maturity Date
Series 2018-1
Class B Asset Backed Notes	October 17, 2018	One-month US LIBOR	$40,385,000	October 15, 2021	October 15, 2024
Class C Asset Backed Notes	October 17, 2018	One-month US LIBOR	$44,231,000	October 15, 2021	October 15, 2024

Variable Funding Notes

None

Subject to certain limitations on transfer, the sponsor may, at any time or from time to time, sell or otherwise transfer all or any portion of its interests in these notes that it has retained.

[If applicable: disclose any hedge (security specific or portfolio) materially related to the credit risk of any retained interest held by FNBO, in its capacity as a sponsor, servicer or 20% originator of pool assets that was entered into by FNBO or, if known, an affiliate of FNBO to offset the risk position held.]

The Sponsor’s Securitization Experience

In August 1995, the First Bankcard Master Credit Card Trust was formed by First National Bank of Omaha. The bank, as transferor, transferred receivables originated in credit card accounts designated by it to the First Bankcard Master Credit Card Trust, and was also appointed as servicer for the receivables. On December 31, 1995, some of First National Bank of Omaha’s credit card accounts were consolidated at First National Bank South Dakota, to take advantage of compounding interest, effectively raising its portfolio yield, and the South Dakota bank became a co-transferor. Following changes in Nebraska law, all non-delinquent credit card accounts were reconveyed to, and consolidated at, First National Bank of Omaha effective October 1, 2000. Delinquent credit card accounts were either charged-off and closed or reconveyed to First National Bank of Omaha after the delinquency was cured. Prior to its termination in December of 2008, the First Bankcard Master Credit Card Trust was the issuer of a number of series of investor certificates to third party investors. All of the investor certificates issued by First Bankcard Master Credit Card Trust are retired.

On October 24, 2002, the arrangements relating to the First Bankcard Master Credit Card Trust were restructured, so that we were interposed between First National Bank of Omaha and the First Bankcard Master Credit Card Trust. Prior to the termination of First Bankcard Master Credit Card Trust, First National Bank of Omaha transferred receivables arising in accounts designated to the First Bankcard Master Credit Card Trust to us, and we transferred receivables to the First Bankcard Master Credit Card Trust. Upon and after the termination of the First Bankcard Master Credit Card Trust, First National Bank of Omaha has transferred receivables arising in the accounts designated to the issuing entity to us, and we have transferred receivables to the issuing entity. The issuing entity was formed on October 16, 2002, with us acting as depositor. Since that date, the issuing entity has issued a number of series of notes. All of the notes issued by the issuing entity that have been scheduled to be paid prior to the date hereof have been paid in full, or renewed or extended with the consent of the investors, on or prior to the relevant scheduled payment date.

The bank has been securitizing credit card receivables since 1986. From 1986 until the First Bankcard Master Credit Card Trust was established in 1995, the bank funded a portion of its credit card portfolio through sales of its credit card receivables, or interests in its receivables, to several issuers of commercial paper backed only by the bank’s receivables.

In March 2003, First National Bank of Omaha established another securitization program for receivables arising in some of its accounts that were not designated to the First Bankcard Master Credit Card Trust or the trust. The bank transferred receivables from the accounts to the bank’s affiliate, FN Affinity Funding, LLC. FN Affinity Funding, LLC then transferred the receivables to FN Affinity Master Credit Card Trust I. This securitization program was terminated on June 27, 2008.

The bank sponsored a securitization program in 2003 to securitize equipment loans and leases originated by an operating subsidiary of the bank, other affiliates of the bank and related entities. This securitization program was terminated on March 31, 2008.

First National Bank of Omaha established a securitization program in October 2006 for receivables arising in some of its credit card accounts. The bank transferred receivables from the designated accounts to the bank’s affiliate, Winter Thyme Receivables, LLC. Winter Thyme Receivables, LLC issued notes secured by the receivables to an unaffiliated bank and its commercial paper conduit. This securitization program was terminated on February 24, 2009.

On July 1, 2010, we began discounting principal receivables collections by designating a discount percentage of 4% for all principal receivables included in the trust portfolio. The discount percentage was reduced to 0% on January 1, 2013.

The Servicer’s Securitization Experience

In addition to the trust, the bank has acted as servicer with respect to the First Bankcard Master Credit Card Trust until its termination in December of 2008, Winter Thyme Receivables LLC until its termination in February of 2009 and InfiBank, National Association, all of which had credit card securitization programs. In addition, the bank has acted as backup servicer for an equipment loan and lease securitization program that it sponsored. This securitization program was terminated in February of 2009.

The bank also has acted as servicer and backup servicer for credit card receivables originated by unrelated third parties and has experience servicing the securitized receivables of unrelated third parties.

In addition to its experience as a servicer for credit card securitization programs, the bank has acted as the servicer for credit card receivables originated by the bank since 1953. The bank has extensive experience servicing and administering credit card receivables, including in the securitization context, through all phases of economic and consumer credit cycles and through a number of national and regional crises.

The Bank’s Credit Card Activities

The bank issued its first credit card in 1953, and has over 65 years of credit card operating history. Throughout this time period, management has been focused on developing the credit card business. The bank has been among the first to introduce new concepts within the credit card industry, such as exporting interest rates across state borders in the early 1970s and converting the managed portfolio to variable rate pricing in 1983. The managed portfolio consists of all consumer and commercial credit card accounts owned by the bank. The bank has serviced credit card accounts since 1953. The bank services accounts with customer service centers in Omaha and Bloomfield, Nebraska, Greeley, Colorado and Yankton, South Dakota and with collection centers in Wayne, Nebraska and Yankton, South Dakota.

Primary Marketing Segments

The bank issues credit cards nationally through four primary marketing segments: national direct marketing, commercial card programs, agent bank programs and co-brand programs.

National Direct Marketing. National direct marketing comprises approximately [●]% of the total receivables in the managed portfolio as of [●][●], 20[●] and involves soliciting by mail new bank branded credit card accounts to potential applicants throughout the United States.

Commercial Card Programs. The commercial card program consists of providing business credit card services to businesses and organizations. Receivables from commercial card accounts are not included in the trust portfolio.

Agent Bank Programs and Co-Brand Programs. Agent bank and co-brand programs comprise approximately [●]% of the total receivables in the managed portfolio as of [●][●], 20[●]. Under the agent bank and co-brand agreements, a card is generally issued to a customer with the name and/or mark of the agent bank or co-brand partner prominently displayed on the front of the card, but the cardholder agreement is with the bank. These arrangements are typically entered into for a fixed period with automatic renewals and will terminate in accordance with their terms including non-renewal at the option of either party. These arrangements may also be terminated for default and other reasons such as adverse changes in law or card association rules in some cases. In addition, some of these co-brand and agent bank arrangements provide the co-brand partner or the agent bank with an option to purchase or designate a third party to purchase the accounts and receivables generated under the arrangement in certain circumstances upon termination of the underlying agreement.

In some cases, when an agent bank or co-brand relationship is established, the bank may purchase existing accounts from the agent bank or the co-brand partner. Prior to the purchase of such existing accounts, the bank conducts a due diligence review which includes an examination of the historical performance and seasoning of the accounts and the policies and practices of the agent bank or co-brand partner, as allowed and applicable. Such existing accounts are not requalified by the bank at the time of purchase. There can be no assurance that existing accounts so acquired were originated in a manner consistent with the bank’s credit card underwriting criteria or that the underwriting and qualification of existing accounts so acquired conformed to the agent bank or co-brand partner’s standards at the time of origination. However, once acquired, each existing account will be subject to terms and conditions that are consistent with those applicable to an account originated by the bank, with such differences that can be supported by the bank or that the bank is not permitted by law to change, and will continue to operate under those terms and conditions for so long as such credit card account is being held by the bank.

As of [●][●], 20[●], the receivables arising in credit card accounts subject to co-brand agreements and designated to the trust constitute [●]% of the total receivables in the trust portfolio and the receivables arising in credit card accounts subject to the bank’s largest co-brand agreement and designated to the trust constitute approximately [●]% of the total receivables in the trust portfolio. A significant portion of the co-branded cards included in the trust portfolio were originated by the bank.

As of [●][●], 20[●], the receivables arising in credit card accounts subject to agent bank agreements and designated to the trust constitute approximately [●]% of the total receivables in the trust portfolio and receivables arising in credit card accounts subject to the bank’s largest agent bank agreement and designated to the trust constitute [●]% of the total receivables in the trust portfolio.

The credit card accounts in the trust portfolio are unsecured.

Marketing Acquisition

The bank’s acquisition of new credit card customers is driven primarily through numerous cobrand and agent bank partnerships. A substantial majority of the bank’s new accounts are produced through its partnership strategy. The bank targets low risk customers who have a high propensity to make purchases and yet still carry revolving balances on their credit card. The bank’s credit card products are marketed through a combination of channels (point-of-sale, website, email, etc.) in the partner’s locations and bank managed directed mail acquisitions. Advanced tools including instant pre-qualification, instant issuance and targeting models are applied to each channel to manage the customer experience with the end result being to optimize the number of new credit card accounts within the bank’s risk tolerance. In addition to the partnership business, the bank targets low risk/high spending customers under the First National brand in the national market using direct marketing tools.

Underwriting

Most applications for the accounts included in the trust portfolio are compatible for scanning into an imaging system that uses intelligent character recognition, known as ICR. Non-ICR applications, limited in number, must be keyed directly from the application. Web and inbound telemarketing applications are fed electronically. The bank also electronically feeds some branch applications. Applications are processed through an automated credit application system licensed from a third party.

Statistically derived scorecards are used for decision making on new accounts as well as existing cardholder accounts. Custom scorecards and a third-party credit bureau risk score are both used to determine the creditworthiness of all applicants. The custom scorecards were statistically developed and are empirically derived based on the bank’s managed portfolio history and its long history in the credit card business. The bank benefits from a long history in the credit card business and is currently using fourth generation scorecards. The scorecards are validated on a periodic basis and are realigned as necessary in accordance with the bank’s model risk management policies and procedures. Credit bureau reports are requested primarily from Experian, with a small volume requested from Equifax. A custom score is system-generated from each applicant’s respective credit bureau reports.

Applications are automatically approved and declined based on the custom score, the credit bureau report risk score and/or other credit criteria. The bank anticipates automatically approving or declining [75]% or more of the applications received annually. A manual review is conducted on some applications as a supplement to the automated underwriting primarily when additional information is needed and/or under specific circumstances, such as when fraud concerns are present. The number of manual reviews varies from time to time depending on the number of applications received, credit line increases requested and other factors. When an application is identified for a manual review, a credit analyst may evaluate the credit quality of the applicant, including, but not limited to, ability to pay, customer identification program (CIP) verification and scores. Verification checks may be performed, as needed, including address and income verification as well as banking references. A manual review involves human judgment and a certain amount of discretion, to be exercised within the parameters applicable at the time of the credit request and established by the credit policy committee of the bank’s parent company. Once an application is received, the bank employs customary industry techniques for fraud prevention and detection. Each application passes through two “negative” files — an internal fraud database and an external card association database. A team of fraud analysts review suspicious/fraudulent applications.

With respect to pre-approved offers, the third-party credit bureau risk score and other credit criteria are used to pre-screen individuals. Back-end credit bureau reports are requested for all pre-approved responders. Subject to applicable laws and regulations, including the Fair Credit Reporting Act, the bank may choose to decline pre-approved responders if the credit review process reveals that the offer conditions are no longer satisfied. Bank management believes the risk associated with pre-approved solicitations is mitigated due to the back-end review process.

Initial credit limits are system-assigned using an internal matrix based on applicant information, credit bureau risk score, income and customer aggregated revolving credit limits. The maximum system-generated limit is $[15,000]. The credit analyst may override the system-assigned limit, up to his or her lending authority, with some product restrictions. The bank maintains a policy with tiered lending authority granted to credit analysts, senior credit analysts, lead credit analysts and managers. Credit limits of $[50,000] and above require the additional approval of a bank manager with sufficient lending authority to cover the aggregate exposure of the borrower and proper documentation such as financial statements, tax returns, paycheck stubs or bank references.

Portfolio Management

The bank utilizes a series of industry level and custom models for account risk assessment with respect to the accounts in the trust portfolio. In addition to updating credit bureau scores monthly, a scoring system produces a monthly behavior score and a bankruptcy score. These scores are used in a variety of customer retention and activation programs, including determining credit limit increase or decrease actions. The scores also assist in prioritizing collection activity. Credit limits on existing accounts are automatically reviewed each month for potential adjustments upward or downward. An increase to a credit limit requires a screening of the customer’s ability to pay.

Fraud analysts review suspicious account activity, suspicious payments, and alert reports for fraudulent activity. In addition, the bank maintains a group of fraud investigators to pursue fraud suspects in coordination with local and federal law enforcement. Fraud prevention and detection personnel use a variety of available verification tools to assist in their efforts.

Billing and Payments

The bank offers both non-variable and variable rate credit cards to its customers, with more emphasis on the variable rate products. Substantially all variable rate cards are indexed to the “U.S. Prime Rate” published in The Wall Street Journal or one-month London Interbank Offered Rate, which is referred to as LIBOR. In 2012, the “U.S. Prime Rate” published in The Wall Street Journal became the main index for new variable rate credit cards and as such, the number of variable rate credit cards indexed to the “U.S. Prime Rate” published in The Wall Street Journal has increased. The bank is currently evaluating alternatives to address the impact of the anticipated discontinuation of LIBOR on those variable rate cards that are indexed to LIBOR. The bank has numerous pricing points for both its non-variable and variable rate accounts. New accounts can be established with a temporary low introductory rate which resets to a higher standard variable rate at the end of the introductory period. The introductory period generally may be six, nine, twelve, fifteen or eighteen months; however, the introductory period, if offered, for most accounts is twelve months. In general, accounts have a higher variable rate for cash advances.

The bank has a contractual arrangement with an unaffiliated third party for the printing and mailing of billing statements to customers. A billing statement is sent to each consumer cardholder at the end of any billing cycle during which the account had a balance or any other activity. A minimum monthly payment is billed in each such month. The calculation of the minimum payment is set forth in the related cardholder agreement. With respect to substantially all new accounts, the minimum payment is generally: (a) if the new balance is less than $[35], the minimum payment will be equal to the new balance; or (b) if the new balance is $[35] or greater, the minimum payment will be the greater of (i) [2]% of the new balance or $[35], whichever is larger; or (ii) the current cycle fees and finance charges plus [1]% of the new balance (excluding current cycle fees and finance charges). The minimum payment will also include any amount (i) past due and (ii) necessary to reduce the balance to the credit limit. All calculations exclude disputed amounts.

The bank may generally assess a late fee if it does not receive the minimum payment by the payment due date. The bank may generally also assess a fee for checks that are dishonored for any reason. These fees, on some accounts up to $[39] per item, in addition to administrative fees for services requested by the cardholder, are added to the account balance and treated as the bank determines.

Delinquency, Charge-Offs and Recoveries

An account included in the trust portfolio is contractually delinquent if the minimum monthly payment is not received by the payment due date. A delivery strategy based on, among other things, behavior scores and balances, is employed to prioritize the past due accounts for collection activity. The collection system software was originally purchased from a third party vendor in 1990. This software has been upgraded and maintained with in-house technology staff. The collection system documents the efforts of each collector and has real-time reporting capabilities providing timely statistics at the collector, group, class and system levels.

Accounts that are delinquent are handled by collectors in Wayne, Nebraska, Yankton, South Dakota and, in some cases, the use of an outsourcer, in the first two stages of delinquency. Accounts that are past due are primarily worked on a predictive dialer to the extent permitted by applicable law and by manual calling support whenever use of a predictive dialer is prohibited by applicable law. The predictive dialer allows for high-speed dialing and delivers a better call-to-contact ratio on accounts. The bank’s dialing system, LiveVox, gives it the ability to do all of its inbound and outbound dialing in one system using all of its functionality to maximize its dialing efforts. Other contact efforts are also used to include texting, letters and email strategies. The bank’s charge-off parameters are within the compliance requirements of its regulators.

The Yankton facility is capable of staffing up to [130] collectors and the Wayne facility is capable of handling up to [130] collectors. New collectors receive over [80] hours of training, in addition to [40] hours of on the floor training. All collectors receive [40] hours of additional training each year. The average tenure for a full time collector is over ten years. The bank also has some part-time staff to augment its collection efforts, as needed, and uses an outsourcer for early stage collection activity.

Delinquent accounts are assigned to queues within the collection system. The accounts are grouped together primarily by the stage of delinquency, although some accounts are segregated for other reasons. Such segregated accounts include accounts with consumer credit counseling services, accounts in debt management, repayment plans, accounts assigned to the bank’s legal network, cease and desist accounts, bankruptcy related accounts, deceased accounts and states requiring special treatment. Accounts are reviewed by the collection system each night and may be reclassified if a new condition exists.

All delinquent accounts stay in the collection system until they either pay current, re-age or charge-off. The bank uses a system of automated charge-offs that removes and reclassifies accounts based on the status of the account. Accounts are automatically charged-off at month-end in the month they go 180 days past due. Accounts coded as bankrupt are charged-off 60 days after bankruptcy confirmation. Deceased accounts are charged-off 60 days after confirmation of the deceased status of the cardholder. Failed debt management accounts are charged-off at month end in the month they go 120 days past due. Fraud accounts are automatically charged-off 90 days from the date they are determined to be fraudulent. Settlement accounts are charged-off by the system ten days after receipt of the agreed amount. In all cases aging takes precedence and should an account reach the seventh delinquent billing cycle, the account will be charged-off automatically at month end.

The bank’s re-aging policy allows for an account to be returned to current status if three consecutive minimum payments are received on a delinquent account over the course of three months, or a lump sum equivalent. Accounts are only eligible for re-aging once in a 12-month period, twice in a five-year period and no more than three times in the life of the account. Systematic parameters prevent re-aging of an account outside the Federal Financial Institutions Examination Council guidelines.

Post charge-off accounts are worked by the Recovery and Collection Administration area in Omaha, Nebraska. Their duties include filing of claims on deceased and bankrupt accounts, reviewing post charge-off settlement arrangements, collection agency selection and account placement with these agencies, and attorney selection and account placement strategy to include debt sales. Also assigned to the Recovery and Collection Administration area are all objections to bankruptcy cases, as well as representation of the bank in litigation for the recovery of the credit card accounts. An automated system is used to select and track the placement and performance of accounts that are assigned to collection agencies. Current recovery strategies allow for agency placement and debt sales both forward flow and bulk sales. The bank conducts ongoing analysis of market conditions in order to determine if a sale of the receivables relating to post charge-off accounts continues to be favorable.

Outsourcing of Servicing

[If applicable, with respect to each outsourcing arrangement with an unaffiliated servicer that services 10% or more of the pool assets, provide the disclosure required under Item 1108(a)(1) and (2), (b), (c) and (d) of Regulation AB.]

[At the present time, First National Bank of Omaha does not have any material third-party servicing arrangements.] Pursuant to the transfer and servicing agreement, First National Bank of Omaha, as servicer, has the right to delegate certain of its duties to any affiliate that is wholly owned by the servicer or its parent company. Delegation is also permitted to any person who agrees to conduct such duties in accordance with the bank’s credit card guidelines. The bank has, and may in the future, outsource certain of its servicing functions to affiliates and unaffiliated third parties. Notwithstanding any such outsourcing, the servicer will continue to be liable for its contractual obligations as servicer. If an affiliated or unaffiliated third party performing certain outsourced services were to enter bankruptcy or become insolvent, then the servicing of the accounts designated to the trust could be delayed and payments on your notes could be accelerated, delayed or reduced.

First National Bank of Omaha and its affiliates retain the right to change various terms and conditions of their agreements with any third party vendors, and retain the right to change the third party vendors themselves. These changes may be the result of several different factors, including but not limited to: customer satisfaction, information accuracy, adherence to privacy and corporate security standards or requirements, quality evaluation, performance or skill evaluations, risk management policies, or cost structure. Affiliates and third party vendors who provide services to the bank, its affiliates and its customers may change from time to time, and noteholders will not be notified of any change. Similarly, to the extent that the terms and conditions are altered for agreements with affiliates and third party vendors, noteholders will not be given notice of those changes. First National Bank of Omaha monitors third parties performing outsourced functions based on the level of risk associated with, and the particular duties being provided by, each third party.

Processing

With respect to the accounts, all processing functions are performed by the bank except for the printing and mailing of billing statements which are handled by a third party vendor. Since the inception of its credit card business, the bank has performed substantially all of the processing functions internally and believes internal processing provides many advantages over the bank’s competition, including offering new products and services more quickly, rapid creation and implementation of new management reports and the efficient integration of new technology.

The bank maintains a viable business continuity program that is structured to maintain optimal reliability of its critical products and services. The bank’s program covers both crisis management and disaster recovery and is managed by dedicated teams within the bank. The bank’s program is aligned with the Federal Financial Institutions Examination Council guidelines for business continuity planning and the parent’s operating philosophy and is maintained in accordance with commercially reasonable practices similar to other financial institutions of the bank’s size and composition.

To properly prepare for enterprise incident recovery in the event of a disaster, the bank maintains technical plans based on business continuity requirements and recovery strategies. Additionally, the bank uses two geographically dispersed internal production data centers to support the bank’s disaster recovery plans. Facility recovery is generally managed internally within existing properties and without assistance of external service providers.

If necessary, the bank is prepared to enact its crisis communication plan, which considers, not only the needs of the bank, but also of its customers and business affiliates. In order to timely and effectively disseminate information, the bank utilizes, as appropriate, an automated notification tool to alert internal personnel of significant events.

The bank regularly exercises the program’s components with a focus on integrated testing of three key loss scenarios: loss of property, loss of personnel, including pandemic impact, and loss of technology. Standalone and integrated exercises with the internal teams are conducted periodically and are appropriately reviewed for improvement opportunities.

Mainframe disc data is asynchronously replicated to the back-up data center using replicator software that replicates data at 15 second intervals. Replication is monitored by the Network Operating Center. If an error occurs, the error is tracked to resolution using ticketing software.

[Underwriting Criteria for any Additional Originators]

[If applicable, describe underwriting criteria for credit card accounts originated by a 20% originator other than FNBO or an affiliate of FNBO.]

The Trust Portfolio

We refer to the accounts that have been designated to the trust as the trust portfolio. References to the indenture trustee in this prospectus will refer to U.S. Bank National Association.

In addition to the receivables in the trust portfolio, each series of notes will be secured up to its collateral amount and any other portion of the collateral that may be available to such series of notes under the indenture or the related indenture supplement by:

•	all monies on deposit in specified trust accounts or investments made with these monies, including any earned investment proceeds, if this prospectus for your series of notes so indicates;

•	the issuing entity’s rights under the transfer and servicing agreement;

•	the right to receive related interchange; and

•

proceeds of any related credit enhancement or derivative contracts, consisting of interest rate swaps, currency swaps, credit swaps, interest rate caps, interest rate floors or bankruptcy options, which are instruments under which a counterparty assumes the risk of an increase in bankruptcies in exchange for payment, each as described in this prospectus for your series of notes.

Receivables in the trust consist of the following items arising in or relating to the accounts designated to the trust:

•	principal receivables, which are amounts charged by cardholders for goods, services and cash advances; and

•

finance charge receivables, which include interchange, periodic finance charges and other amounts charged to accounts designated to the trust, including cash advance fees, annual cardholder fees, late fees and returned check fees.

The receivables arise in the bank’s VISA and MasterCard credit card accounts. In addition, we have the right, and in some cases the obligation, to designate from time to time additional Eligible Accounts to the trust portfolio and to convey to the trust all receivables in those additional accounts, whether those receivables are then existing or thereafter created. The accounts and the related receivables may be originated by the bank or, with the approval of the Hired Agencies, acquired by the bank from others. The designation of new accounts and sale of related receivables to the trust will be limited by the conditions described in “Description of the Notes—Addition of Trust Assets” in this prospectus.

Some designations of new accounts require confirmation from each Hired Agency that the addition will not impair its rating of any outstanding notes. Our right to automatically add additional Eligible Accounts to the trust is subject to the quantitative limitations described in “Description of the Notes—Addition of Trust Assets” in this prospectus.

The accounts must be Eligible Accounts as of the date we designate them as additional accounts. Once these accounts are designated, only the receivables arising under these accounts, and not the accounts themselves, are sold. In addition, as of the date on which any new receivables are created, we will represent and warrant to the trust that the receivables conveyed to the trust on that day are Eligible Receivables. However, we cannot guarantee that all the accounts will continue to meet the applicable eligibility requirements throughout the life of the trust. The trust’s eligibility requirements for accounts and receivables are described under “Description of the Notes—Representations and Warranties.”

Under some circumstances, with approval of each Hired Agency, we may also designate that some accounts will no longer be designated to the trust, and the receivables originated under these accounts will be removed from the trust. Throughout the term of the trust, the trust portfolio will consist of receivables originated in the initial accounts plus receivables originated in any additional accounts and minus receivables originated in any removed accounts.

Additional accounts originated by the bank have been underwritten in accordance with the bank’s underwriting criteria as described under “The Bank’s Credit Card Activities—Underwriting” in this prospectus. [Disclosure relating to the bank’s underwriting, including the disclosure provided in sections entitled “The Bank’s Credit Card Activities—Underwriting” and “Annex I—Review of Pool Asset Disclosure” to be reviewed and kept current at the time of each takedown to ensure compliance with Item 1111(g)(7) and Items 1111(a)(7) and (a)(8) of Regulation AB with respect to additional accounts.]

We cannot assure you that additional accounts will be of the same credit quality as the initial accounts. Moreover, additional accounts may contain receivables which consist of fees, charges and amounts which are different from the fees, charges and amounts described in this prospectus. Additional accounts may also have different credit guidelines, balances and ages. Consequently, we cannot assure you that the accounts will continue to have the characteristics described in this prospectus as additional accounts are added. In addition, if we designate additional accounts with lower periodic finance charges, that may have the effect of reducing the portfolio yield.

This prospectus will provide the following information about the trust portfolio of VISA and MasterCard accounts, as of the date specified:

•	the amount of principal receivables;

•	the amount of finance charge receivables;

•	the range of balances of the accounts;

•	the range and average of credit limits of the accounts;

•	the range and average of ages of the accounts;

•	information regarding obligor credit quality;

•	the geographic distribution of the accounts; and

•	delinquency, loss and revenue statistics relating to the accounts.

Description of the Notes

The issuing entity will issue one or more series of notes under the second amended and restated indenture dated September 23, 2016 and an indenture supplement entered into by the issuing entity and the indenture trustee. Hereinafter, the second amended and restated master indenture is referred to as the indenture. The following summaries describe all material provisions common to each series of notes. Material terms specific to the notes of your series are described under “Description of Series Provisions” in this prospectus. The summaries are qualified by all of the provisions of the transfer and servicing agreement, the indenture and the related indenture supplement. We have filed forms of each of the transfer and servicing agreement, the indenture and an indenture supplement with the SEC as exhibits to the registration statement relating to the notes.

Each series of notes will be secured by and paid from the collateral that has been pledged by the issuing entity to the indenture trustee pursuant to the indenture, up to the amount of collateral allocated to such series of notes and any other portion of the collateral that may be available to such series of notes under the indenture or the related indenture supplement. The amount of collateral allocated to each series of notes is called its collateral amount and will be specified in the related prospectus. Each series of notes will be allocated collections of principal receivables and finance charge receivables based on its allocation percentage, which will be based on the collateral amount for that series and will be calculated as described in the related prospectus.

Each series of notes may consist of one or more classes, one or more of which may be senior notes and one or more of which may be subordinated notes. Each class of a series will evidence the right to receive a specified portion of each distribution of principal or interest or both. Each class of a series may differ from other classes in some aspects, including:

•	amounts allocated to principal payments and interest payments;

•	maturity date;

•	interest rate; and

•	availability and amount of credit enhancement.

We or our assigns will have the right to receive all cash flows from the assets of the trust not required to make payments on the notes, payments of servicing fees or payments to provide credit enhancement for any series of notes.

During the revolving period, the amount of collateral for a series will remain constant unless reduced on account of:

•	defaulted receivables or uncovered dilution or;

•	reallocation of principal collections to cover shortfalls in the payment of interest, servicing fees or other specified amounts to be paid from finance charge collections.

See “—Defaulted Receivables; Dilution; Investor Charge-Offs” in this prospectus. The amount of principal receivables in the trust, however, will vary each day as new principal receivables are created and others are paid. Our interest in the trust, called the Transferor Interest, will fluctuate each day to reflect the changes in the amount of the principal receivables in the trust and certain amounts available in the excess funding account. When a series is amortizing, the collateral amount of that series will decline as customer payments of principal receivables are collected and distributed, or accumulated for distribution, to the noteholders. As a result, the Transferor Interest will generally increase to reflect reductions in the collateral amount for that series and will also change to reflect the variations in the amount of principal receivables in the trust and the amount available in the excess funding account. The Transferor Interest may also be reduced as the result of new issuances by the issuing entity, see “—New Issuances of Notes” in this prospectus, or increases in variable funding notes issued by the issuing entity.

Generally, notes offered under this prospectus:

•	will be represented by notes registered in the name of a DTC nominee;

•	will be available for purchase in minimum denominations of $1,000 and multiples of $1,000 in excess of that amount unless otherwise specified in the related prospectus; and

•	will be available for purchase in book-entry form only.

If your series of notes has different characteristics from those listed above, those characteristics will be specified under “Description of Series Provisions” in this prospectus.

DTC has informed us that its nominee will be Cede & Co. Accordingly, Cede & Co. is expected to be the holder of record of each series of notes. As an owner of beneficial interests in the notes (a “note owner”), you will generally not be entitled to a definitive note representing your interest in the issued notes because you will own notes through a book-entry record maintained by DTC. References in this prospectus to distributions, reports, notices and statements to noteholders refer to DTC or Cede & Co., as registered holder of the notes, for distribution to you in accordance with DTC procedures. All references in this prospectus to actions by noteholders shall refer to actions taken by DTC upon instructions from DTC participants.

Unless and until definitive notes are issued to the note owners pursuant to the indenture, the rights of note owners shall be exercisable solely through DTC and its applicable participants and shall be limited to those established by law and agreements between such note owners and DTC and/or the applicable participants. Whenever the indenture requires or permits actions to be taken based upon instructions or directions of the holders of notes representing a specified percentage of the outstanding amount of all notes of a series or a specified percentage of the outstanding amount of all notes outstanding under the indenture, as applicable, DTC shall be deemed to represent such percentage only to the extent it has received instructions to such effect from the note owners and/or the applicable participants owning or representing, respectively, such required percentage of the beneficial interest in the notes and has delivered such instructions to the indenture trustee.

Book-Entry Registration

This section describes the form your notes will take, how your notes may be transferred and how payments will be made to you.

You may hold your notes through DTC in the U.S., Clearstream or Euroclear in Europe or in any other manner described in this prospectus. You may hold your notes directly with one of these systems if you are a participant in the system, or indirectly through organizations which are participants.

Cede & Co., as nominee for DTC, will hold the global notes. If the aggregate principal amount of any class of any series of notes exceeds $500,000,000, one global note will be issued with respect to each $500,000,000 of principal amount and an additional global note will be issued with respect to any remaining principal amount of such class. Clearstream and Euroclear will hold omnibus positions on behalf of the Clearstream customers and the Euroclear participants, respectively, through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold those positions in customers’ securities accounts in the depositaries’ names on the books of DTC.

DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include other organizations. Participants also may include the underwriters of any series. Indirect access to the DTC system also is available to others, including banks, brokers, dealers and trust companies, as indirect participants, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Transfers between DTC participants will occur in accordance with DTC rules. Transfers between Clearstream customers and Euroclear participants will occur in the ordinary way in accordance with their applicable rules and operating procedures.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its depositary; however, those cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines, which will be based on European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to Clearstream’s and Euroclear’s depositaries.

Because of time-zone differences, credits of securities in Clearstream or Euroclear as a result of a transaction with a participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date, and those credits or any transactions in those securities settled during that processing will be reported to the relevant Clearstream customer or Euroclear participant on that business day. Cash received in Clearstream or Euroclear as a result of sales of securities by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Note owners that are not participants or indirect participants but desire to purchase, sell or otherwise transfer ownership of, or other interest in, notes may do so only through participants and indirect participants. In addition, note owners will receive all distributions of principal of and interest on the notes from the indenture trustee through the participants who in turn will receive them from DTC. Under a book-entry format, note owners may experience some delay in their receipt of payments, since payments will be forwarded by the indenture trustee to Cede & Co., as nominee for DTC. DTC will forward those payments to its participants, which thereafter will forward them to indirect participants or note owners. It is anticipated that the only “noteholder” will be Cede & Co., as nominee of DTC. Note owners will not be recognized by the indenture trustee as noteholders, as that term is used in the indenture, and note owners will only be permitted to exercise the rights of noteholders indirectly through the participants who in turn will exercise the rights of noteholders through DTC.

Under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers among participants on whose behalf it acts with respect to the notes and is required to receive and transmit distributions of principal and interest on the notes. Participants and indirect participants with which note owners have accounts with respect to the notes similarly are required to make book-entry transfers and receive and transmit those payments on behalf of their respective note owners. Accordingly, although note owners will not possess notes, note owners will receive payments and will be able to transfer their interests.

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of a note owner to pledge notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of those notes, may be limited due to the lack of a physical certificate for those notes.

DTC has advised us that it will take any action permitted to be taken by a noteholder under the indenture only at the direction of one or more participants to whose account with DTC the notes are credited and those participants, in turn, will act only at the direction of the note owners. Some of these actions, however, may conflict with actions it takes at the direction of other participants and note owners. Additionally, DTC has advised us that it will take those actions with respect to specified percentages of the note amount only at the direction of and on behalf of participants whose holdings include interests that satisfy those specified percentages. DTC may take conflicting actions with respect to other interests to the extent that those actions are taken on behalf of participants whose holdings include those interests.

Clearstream is incorporated under the laws of Luxembourg. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers through electronic book-entry changes in accounts of Clearstream customers, thereby eliminating the need for physical movement of notes. Transactions may be settled in Clearstream in any of 43 currencies, including United States dollars. Clearstream provides to its Clearstream customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream also deals with domestic securities markets in over 45 countries through established depository and custodial relationships. Clearstream is registered as a bank in Luxembourg, and therefore is subject to regulation by the Commission de Surveillance du Secteur Financier, which supervises Luxembourg banks. Clearstream’s customers are world-wide financial institutions, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations, among others, and may include the underwriters of any series of notes. Clearstream’s U.S. customers are limited to securities brokers and dealers and banks. Currently, Clearstream has approximately 2,500 customers located in over 110 countries, including all major European countries, Canada and the United States. Indirect access to Clearstream is also available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream. Clearstream has established an electronic bridge with Euroclear Bank S.A./N.V. as the operator of the Euroclear System in Brussels to facilitate settlement of trades between Clearstream and Euroclear.

Euroclear was created in 1968 to hold securities for participants of the Euroclear System and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of notes and any risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in any of 51 currencies, including United States dollars. The Euroclear System includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described above. The Euroclear System is operated by Euroclear Bank S.A./N.V. as the Euroclear operator. All operations are conducted by the Euroclear operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator. Euroclear participants include central banks and other banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters of any series of notes. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Code of Conduct for Clearing and Settlement and the related Operating Procedures of the Euroclear System. These terms and conditions govern transfers of securities and cash within the Euroclear System, withdrawal of securities and cash from the Euroclear System, and receipts of payments with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under these rules and laws only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Distributions with respect to notes held through Clearstream or Euroclear will be credited to the cash accounts of Clearstream customers or Euroclear participants in accordance with the relevant system’s rules and procedures, to the extent received by its depositary. Those distributions will be subject to tax reporting in accordance with relevant United States tax laws and regulations. See “Federal Income Tax Consequences” in this prospectus. Clearstream or the Euroclear operator, as the case may be, will take any other action permitted to be taken by a noteholder under the indenture on behalf of a Clearstream customer or Euroclear participant only in accordance with its relevant rules and procedures and subject to its depositary’s ability to effect those actions on its behalf through DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform those procedures and those procedures may be discontinued at any time.

The indenture trustee will be entitled to deal with DTC, Clearstream and Euroclear and the participants thereof, for all purposes of the indenture, including the payment of principal and interest on the notes, as authorized representatives of the note owners.

Definitive Notes

Notes that are initially cleared through DTC will be issued in definitive, fully registered, certificated form to note owners or their nominees, rather than to DTC or its nominee, only if:

•

we advise the indenture trustee in writing that DTC is no longer willing or able to discharge properly its responsibilities as depository with respect to that series or class of notes, and the indenture trustee or the issuing entity is unable to locate a qualified successor;

•	we, at our option, advise the indenture trustee in writing that we elect to terminate the book-entry system through DTC with respect to that series or class of notes; or

•

after the occurrence of a servicer default, a pay out event or an event of default, note owners representing more than 50% of the outstanding principal amount of the notes of that series or class advise the indenture trustee and DTC through participants in writing that the continuation of a book-entry system through DTC or a successor to DTC is no longer in the best interest of those note owners.

If any of these events occur, DTC must notify all participants of the availability through DTC of definitive notes. Upon surrender by DTC of the definitive instrument representing the notes and instructions for re-registration, the issuing entity will execute and the indenture trustee will authenticate the notes as definitive notes, and thereafter the indenture trustee will recognize the registered holders of those definitive notes as noteholders under the indenture.

Distributions of principal and interest on the notes will be made by the indenture trustee directly to holders of definitive notes in accordance with the procedures set forth in this prospectus and in the indenture. Interest payments and any principal payments on each distribution date will be made to holders in whose names the definitive notes were registered at the close of business on the related record date. Distributions will be made by check mailed to the address of the noteholders as it appears on the register maintained by the indenture trustee. However, the final payment on any note—whether definitive notes or the notes registered in the name of Cede & Co. representing the notes—will be made only upon presentation and surrender of that note at the office or agency specified in the notice of final distribution to noteholders. The indenture trustee will provide this notice to registered noteholders not later than the fifth day of the month of the final distributions.

Definitive notes will be transferable and exchangeable at the offices of the transfer agent and registrar, which will initially be the indenture trustee. No service charge will be imposed for any registration of transfer or exchange, but the issuing entity and transfer agent and registrar may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection with the transfer or exchange. The transfer agent and registrar will not be required to register the transfer or exchange of definitive notes for a period of twenty days preceding the due date for any payment on those definitive notes.

Interest Payments

Your class of notes will pay interest on the dates and at the interest rate specified in this prospectus. The interest rate on any note may be a fixed, floating or any other type of rate as specified in this prospectus. If your notes bear interest at a floating or variable rate, this prospectus will describe how that rate is calculated.

Interest payments or deposits on any distribution date or on the business day before a distribution date, which we refer to as a transfer date, will be funded from:

•

collections of finance charge receivables allocated to the series during the preceding monthly period or periods, including net recoveries, interchange and collections of excess finance charge receivables allocated to the series from other series;

•	investment earnings, if any, on any funds held in trust accounts, to the extent described in this prospectus;

•	any credit enhancement or derivative instrument, to the extent described in this prospectus; and

•	collections of principal receivables treated as collections of finance charge receivables as described under “—Discount Option,” to the extent described in this prospectus.

If interest payments will be made less frequently than monthly, an interest funding account may be established to accumulate the required interest amount. If a series has more than one class of notes, that series may have more than one interest funding account. For any series, all accrued and unpaid interest will be due and payable on the Series Termination Date of such series.

Principal Payments

Each series will begin with a revolving period during which no principal payments will be made to the noteholders of that series. However, if specified in this prospectus, principal may be payable during the revolving period in connection with a partial amortization. A partial amortization would occur if the depositor were required to add receivables and was unable to designate sufficient Eligible Accounts and the depositor elected to avoid a pay out event by commencing a partial amortization.

The revolving period for each series will be scheduled to end on or no later than a specified date, at which time a new period will begin during which principal collections available to that series will be set aside on a daily basis to repay the series. That new period is called an amortization period if partial principal payments are made each month and an accumulation period if the available principal is accumulated for a series over one or more months to pay off a class in full. If the amount paid or accumulated each month is limited to some specified figure, then the amount paid or accumulated is called a controlled distribution amount or controlled accumulation amount.

However, each series will also be subject to pay out events, which could cause the revolving period to end earlier than scheduled or could terminate an existing amortization period or accumulation period. Upon a pay out event, a rapid amortization period will begin, during which available principal will be distributed monthly and will not be limited to any controlled distribution amount or controlled accumulation amount provision. Finally, a series with an accumulation period may specify some adverse events as accumulation events, rather than pay out events, resulting in an early start to an accumulation period or removing any limitation based on a controlled accumulation amount. Each of the accumulation period and rapid amortization period will end on the Series Termination Date.

Principal payments for any series or class will be funded from collections of principal receivables allocated to that series or class and from other sources specified in this prospectus. In the case of a series with more than one class of notes, the noteholders of one or more classes may receive payments of principal at different times. This prospectus will describe the manner, timing and priority of payments of principal to noteholders of each class.

Funds on deposit in any principal accumulation account for a series may be subject to a guaranteed rate agreement or guaranteed investment contract or other arrangement intended to assure a minimum rate of return on the investment of those funds if specified in the related prospectus. In order to enhance the likelihood of the payment in full of the principal amount of a series or a related class of notes at the end of an accumulation period, that series or class of notes may be subject to a principal guaranty or other similar arrangement if specified in the related prospectus.

Transfer and Assignment of Receivables

The receivables comprising the trust have been transferred either directly by the bank to First Bankcard Master Credit Card Trust, and upon termination of First Bankcard Master Credit Card Trust, by us and the trustee of First Bankcard Master Credit Card Trust to the indenture trustee, as the holder of the collateral certificate issued by First Bankcard Master Credit Card Trust, or by the bank to us, and, in turn, by us to the trust. Under the pooling and servicing agreement entered into by the bank in 1995, the bank, in its capacity as depositor, transferred the receivables in designated accounts to First Bankcard Master Credit Card Trust. The pooling and servicing agreement was amended and restated in 1997, and further amended and restated in October 2002, to designate us as the depositor in replacement of the bank. At the same time, we entered into a receivables purchase agreement with the bank whereby the bank designated the accounts previously designated to First Bankcard Master Credit Card Trust to us and transferred the receivables created after the date of the agreement, together with its rights under the pooling and servicing agreement, to us. Upon the termination of First Bankcard Master Credit Card Trust, we and the trustee for First Bankcard Master Credit Card Trust transferred all of our right, title and interest in and to the receivables and the other assets of First Bankcard Master Credit Card Trust to the indenture trustee, as the holder of the collateral certificate issued by First Bankcard Master Credit Card Trust. The bank will also transfer and assign future receivables created in these accounts and additional accounts to us. Under the transfer and servicing agreement in our capacity as depositor, we transfer all receivables sold to us by the bank under the receivables purchase agreement to the trust.

We and the bank have indicated and, in connection with each future transfer of receivables to the trust, will indicate in our computer files that the receivables have been conveyed to the trust. In addition, the servicer has provided or caused to be provided to the indenture trustee and the trust computer files or microfiche lists, containing a true and complete list showing each account, identified by account number and by total outstanding balance as of a specified date on or prior to the date of transfer. Neither we nor the bank will deliver to the indenture trustee or the trust any other records or agreements relating to the accounts or the receivables, except in connection with additions or removals of accounts. Except as stated in this paragraph, the records and agreements that the bank maintains relating to the accounts and the receivables are not and will not be segregated from other documents and agreements relating to other credit card accounts and receivables and are not and will not be stamped or marked to reflect the transfers described in this paragraph. We and the bank have filed in all appropriate jurisdictions Uniform Commercial Code financing statements with respect to the receivables meeting the requirements of applicable law. See “Risk Factors—Some liens would be given priority over your notes which could cause delayed or reduced payments” and “Material Legal Aspects of the Receivables” in this prospectus.

New Issuances of Notes

We may cause the owner trustee, on behalf of the issuing entity, to issue one or more new series of notes. We will define all principal terms of each new series in an indenture supplement. Each series issued may have terms and credit enhancement that are different than those for any other series. No prior notice to, or consent from, noteholders will be required for the issuance of an additional series of notes, and we do not expect to provide such notices or request such consents. We may offer any series under a prospectus or other disclosure document in transactions either registered under the Securities Act or exempt from registration under the Securities Act directly, through one or more other underwriters or placement agents, in fixed-price offerings or in negotiated transactions or otherwise.

The receivables will be held by the issuing entity under the transfer and servicing agreement and the issuing entity will pledge the receivables and the other assets of the trust to the indenture trustee as collateral for the notes issued by the issuing entity under the indenture.

No new series may be issued unless we satisfy various conditions, including that:

(1)	the Rating Agency Condition is satisfied;

(2)

we certify that we reasonably believe, based on the facts known to the certifying officer, that the new issuance will not cause a pay out event, an event of default or materially and adversely affect the amount or timing of distributions to be made to the noteholders of any series or class;

(3)

after giving effect to the new issuance, the Transferor Interest is not less than the Minimum Transferor Interest and the Aggregate Principal Receivables are not less than the Minimum Aggregate Principal Receivables; and

(4)	we deliver to the indenture trustee and the owner trustee an opinion of counsel to the effect that, for federal income tax purposes:

(a)	except as otherwise stated in the related indenture supplement, the notes of the new series will be characterized as debt;

(b)

the issuance will not adversely affect the tax characterization as debt of the notes of any outstanding series or class that were characterized as debt at the time of their issuance as confirmed by an opinion of counsel to that effect delivered at the time of such issuance;

(c)	the new issuance will not cause the issuing entity to be deemed to be an association or publicly traded partnership taxable as a corporation; and

(d)	the new issuance will not cause or constitute an event in which gain or loss would be recognized by any noteholder.

For each new issuance, we will determine whether additional notes may be issued and whether the conditions to the new issuance have been met. No party will independently verify our determination.

Holders of notes of any outstanding series or class will not have the right to review or consent to any subsequent issuance of notes. A series or class of notes may be issued privately, which series or class would therefore not be offered pursuant to this prospectus.

Representations and Warranties

As of the closing date for each series of notes and the date each account is designated for inclusion to the trust, we represent to the trust that:

•	each account is an Eligible Account as of the date it is designated to the trust and each receivable is an Eligible Receivable on the date it is transferred to the trust;

•	no selection procedures adverse to the noteholders have been employed in selecting the accounts from the Eligible Accounts;

•	the account schedule and information contained therein is accurate and complete in all material respects;

•	we own all right, title and interest in each such receivable and have the right to transfer it to the trust;

•

each receivable has been conveyed by us to the trust free and clear of any lien (other than permitted liens under the transfer and servicing agreement) and in compliance with all requirements of law applicable to us and the bank; and

•	all governmental approvals required to be obtained by us or the bank in connection with the transfer of each such receivable to the trust have been obtained and remain in full force and effect.

Upon discovery by us, the servicer, a responsible officer of the owner trustee or the indenture trustee of a breach of any of these representations and warranties, the party discovering such breach is required to provide prompt written notice to the other parties and each enhancement provider, if any, entitled thereto pursuant to the relevant indenture supplement.

Automatic Reassignment of a Receivable. We are automatically required to accept a reassignment of any receivable from the trust to the extent (i) there has been a breach of the representation or warranty to the effect the receivable was conveyed to the trust free and clear of any lien (other than permitted liens under the transfer and servicing agreement) and in compliance, in all material respects, with all requirements of law applicable to us and the bank or (ii) the receivable is not an Eligible Receivable as a result of the failure to satisfy the condition upon the transfer of the receivable to the trust, that the trust will have good and marketable title to the receivable, free and clear of all liens (other than permitted liens under the transfer and servicing agreement), and any of the three following conditions is met:

•

as a result of the breach or event described in the foregoing paragraph, such receivable is charged off as uncollectible or the trust’s right, title and interest to or under the receivable or its proceeds is impaired or the proceeds of the receivable are not available for any reason to the trust, free and clear of any lien (other than permitted liens);

•

the lien on the subject receivable arises (i)in favor of the United States of America, or any State, or any agency or instrumentality thereof and involves taxes or liens arising under Title IV of ERISA; or (ii) has been consented to by us or the applicable credit card originator; or

•	the unsecured short-term debt rating of the bank is not at least “P-1” by Moody’s and the lien upon the subject receivable ranks prior to the lien created under the transfer and servicing agreement.

Such automatic reassignment shall occur on the earlier of (i) the discovery of such untrue statement or breach by us or the servicer or (ii) the receipt by us of written notice of such breach or event from a responsible officer of the owner trustee or the indenture trustee.

Reassignment of Receivable After Cure Period. With respect to the breach of all other representations and warranties relating to the receivables, we are required to accept a reassignment of a receivable if, (i) as a result of the breach, the related account becomes a defaulted account or the trust’s rights in, to or under the receivable or its proceeds are impaired or the proceeds of such receivable are not available for any reason to the trust, free and clear of all liens (other than permitted liens under the transfer and servicing agreement) and (ii) the breach is not cured upon the lapse of a 60 day cure period which begins on the earlier of the discovery of any such event by us or the servicer or our receipt of written notice of any such event from a responsible officer of the owner trustee or the indenture trustee. We are not required to accept a reassignment of such receivable if, on any day within the applicable cure period, such representations and warranties with respect to the receivable shall be true and correct in all material respects as if such receivable had been created on such day.

Permitted Liens. Pursuant to the transfer and servicing agreement, we are permitted to transfer receivables to the trust which are subject to tax liens so long as, with respect to each such receivable and at the time of its transfer, one of two conditions is satisfied, as follows:

•	the taxes are not due and payable; or

•

we or the bank are contesting the validity of the taxes in good faith by an appropriate legal proceeding and we or the bank, as applicable, have set aside on our books or the bank’s books adequate reserves with respect thereto.

Procedures for Reassignment of a Receivable. When we are required to accept a reassignment of a receivable as described under either “—Automatic Reassignment of a Receivable” or “–Reassignment of Receivable After Cure Period,” above, the applicable receivable is an “ineligible receivable.” We accept the reassignment of an ineligible receivable by directing the servicer to deduct the principal amount of the receivable from the Transferor Interest. If this would reduce the Transferor Interest below the Minimum Transferor Interest, or cause the Aggregate Principal Receivables to be less than the Minimum Aggregate Principal Receivables, we will make a cash deposit in the excess funding account in the amount sufficient to cure the greater of such shortfalls, within 10 business days after such event. Any deduction or deposit is considered a repayment in full of the ineligible receivable. Reassignment of the affected receivable to us is the sole remedy with respect to any breach of the representation and warranties described in the first paragraph of this section.

Reassignment of Trust Portfolio. On the closing date for each series, and on each addition date, in our capacity as depositor, we will also make representations and warranties to the trust as to:

•	our valid existence and good standing as a limited liability company under the laws of the State of Nebraska and our ability to perform our obligations under each transaction document;

•

our qualification to do business and good standing (or exemption from such requirements) in any state required in order to conduct business and our possession of necessary licenses and approvals required under federal and Nebraska law (no representation or warranty is made with respect to any qualifications, licenses or approvals which the indenture trustee would have to obtain to do business in any state in which the indenture trustee seeks to enforce any receivable);

•	the due authorization, execution, delivery and performance of each transaction document to which we are a party;

•	the enforceability of each transaction document against us as legal, valid and binding obligations;

•

the effectiveness of the agreement governing our transfer of the receivables to the trust as either a valid sale, transfer and assignment of, or a grant of a first priority perfected security interest in, the receivables, other than liens permitted by that transfer agreement; and

•

the absence of any depositor claims or interests in the collection account, excess funding account, series accounts or credit enhancement for a series, except as otherwise expressly provided in the transaction documents.

Upon discovery by us, the servicer, a responsible officer of the owner trustee or the indenture trustee of a breach of any of these representations and warranties, the party discovering such breach is required to provide prompt written notice to the other parties and each enhancement provider, if any, entitled thereto pursuant to the relevant indenture supplement.

If any of these representations and warranties is false in any material respect and the breach of the representation or warranty has a material adverse effect on the receivables or the availability of the proceeds of the receivables to the trust, then either the indenture trustee or the noteholders holding more than 50% of the principal amount of all series of notes may direct us to accept retransfer of the entire trust portfolio. We will be permitted 60 days after the direction is given, or a longer period, as may be specified in the direction, to cure the breach.

The reassignment price would equal the aggregate outstanding principal amounts for all series of notes, in each case as of the last day of the monthly period preceding the date on which the reassignment is scheduled to be made, plus accrued and unpaid interest on the notes through that last day, minus any principal or interest paid or allocated to the holders of notes of any series on the related distribution date in the monthly period in which that reassignment occurs plus or minus any other amounts specified in the related prospectus. Reassignment of the entire trust portfolio to us is the sole remedy with respect to any breach of the representations and warranties described in this subsection.

On the closing date for each series, in our capacity as depositor, we will also make the following representations and warranties to the issuing entity:

•	the transfer and assignment of the receivables under the transfer and servicing agreement constitutes:

(a)	either a sale of the receivables;

(b)	a grant of a perfected security interest therein from us to the issuing entity; or

(c)	a grant of a perfected security interest in the receivables from us to the indenture trustee.

•	the receivables have not been sold, transferred, assigned or pledged by us to any person other than pursuant to the transfer and servicing agreement;

•

immediately prior to our transfer and assignment to the issuing entity, we have good and marketable title to the receivables free and clear of all liens, other than liens permitted by the transfer and servicing agreement;

•

immediately upon our transfer and assignment of the receivables to the issuing entity, the issuing entity will have either (a) good and marketable title to the receivables free and clear of all liens, other than liens permitted by the transfer and servicing agreement or (b) a perfected security interest in the receivables; and

•

all actions necessary under the applicable Uniform Commercial Code have been taken to give either the issuing entity or the indenture trustee a first priority perfected security interest or ownership interest in the receivables.

Addition of Trust Assets

We may, at our option, designate additional accounts to the trust, the receivables in which will be sold and assigned to the trust. We have agreed to exercise this right when requested to do so by the bank. We are permitted to continue designating additional accounts without obtaining confirmation of each Hired Agency so long as the following limits are not exceeded:

•	for any monthly period, there may be no more than one designation and no designation may include any accounts acquired by the bank from third-party financial institutions;

•	the principal balance of the additional accounts does not exceed either:

•	the product of:

(a)	15% and

(b)	the aggregate amount of principal receivables in the trust as of the first day of the third preceding monthly period;

minus the principal receivables in the additional accounts added since that date, measured for each such additional account as of the date that additional account was added to the trust, or

•	the product of:

(a)	20% and

(b)	the aggregate amount of principal receivables in the trust as of the first day of the calendar year in which the addition is to occur;

minus the principal receivables in the additional accounts added since that date, measured for each such additional account as of the date that additional account was added to the trust.

We may exceed these limitations or add accounts acquired by the bank from third-party financial institutions if the rating agencies for all outstanding series confirm that doing so will not impair their ratings of any outstanding notes. For information relating to third-party financial institution accounts, see “—Third–Party Financial Institution Accounts” below.

An additional limitation to those in the preceding paragraph requires that the number of the additional accounts does not exceed either:

•	the product of:

(a)	15% and

(b)	the number of accounts in the trust as of the first day of the third preceding monthly period;

minus the number of additional accounts added since that date, or

•	the product of:

(a)	20% and

(b)	the number of accounts in the trust as of the first day of the calendar year in which the addition is to occur;

minus the number of additional accounts added since that date.

We may also exceed these limitations if each Hired Agency confirms that doing so will not impair its rating of any outstanding notes.

In addition, we will be required to make an addition of accounts to the trust on or before the tenth business day following (i) any monthly period during which the Transferor Interest averaged over that period is less than the Minimum Transferor Interest and (ii) any monthly period for which the Aggregate Principal Receivables as of the last business day are less than the Minimum Aggregate Principal Receivables. The amount of the required addition is the amount necessary to cure the deficit.

When we transfer receivables in additional accounts to the trust, we must satisfy several conditions, including:

•

we must give each Hired Agency, the indenture trustee and the servicer prior notice of each addition, and if the additional accounts would exceed the limits described above for additional accounts or include accounts purchased from third-party financial institutions, then the Rating Agency Condition must be satisfied with respect to such addition;

•	we must deliver a written assignment to the indenture trustee;

•	we must represent and warrant that:

•	each additional account is an Eligible Account and each receivable in such additional account is an Eligible Receivable;

•	no selection procedures that we believe to be materially adverse to the noteholders were used in selecting the additional accounts;

•	we are not insolvent;

•

the transfer of the additional receivables constitutes a valid transfer and assignment to the trust of all our right, title or interest in the receivables in the additional accounts or the grant of a first priority perfected security interest in those receivables free and clear of any liens except for liens permitted under the transfer and servicing agreement; and

•

we must deliver to the issuing entity and the indenture trustee an opinion of counsel with respect to the perfection of the transfer and related matters and an officer’s certificate certifying matters regarding the accounts, the assignment, the marking of its computer files to identify the additional accounts and the delivery of a schedule of the additional accounts.

No party will independently verify that the above conditions for the designation of additional accounts have been met.

Pursuant to the transfer and servicing agreement, we are permitted to transfer receivables to the trust which are subject to tax liens so long as, with respect to each such receivable and at the time of its transfer, one of three conditions is satisfied, as follows:

•	the taxes are not due and payable, or

•

we or the bank are contesting the validity of the taxes in good faith by an appropriate legal proceeding and we or the bank, as applicable, have set aside on our books or the bank’s books adequate reserves with respect thereto.

“Third -Party Financial Institution Accounts.” Third-party financial institution accounts are existing credit card accounts that the bank has acquired from a third-party financial institution. Prior to the purchase of existing credit card accounts, the bank conducts a due diligence review which includes an examination of the historical performance and the seasoning of the accounts and the policies and practices of the third-party financial institution. Existing credit card accounts are not requalified by the bank at the time of purchase, which means the bank has not confirmed that the existing credit card accounts were originated in a manner consistent with the bank’s underwriting criteria or that the underwriting of the existing credit card accounts conformed to the originator’s underwriting criteria. However, once the bank acquires existing credit card accounts, the existing credit card accounts are subject to the same servicing procedures that are consistent with those applicable to credit card accounts originated by the bank and the bank will continue to operate under those servicing procedures with respect to such credit card accounts for so long as those credit card accounts are held by the bank.

Third-party financial institution accounts which are designated as additional accounts and added to the trust portfolio must be Eligible Accounts and the receivables arising in such accounts must be Eligible Receivables. See the definitions of “Eligible Account” and “Eligible Receivable” in “Glossary of Terms for Prospectus” in this prospectus. In addition, the Rating Agency Condition must be satisfied with respect to any account addition that includes third-party financial institution accounts.

All credit card accounts designated to the trust portfolio (which includes third-party financial institution accounts) are part of the bank’s loan portfolio. The bank uses statistically derived scorecards for decision making on new credit card accounts as well as existing credit card accounts in the bank’s loan portfolio. The scorecards are validated on a periodic basis and are realigned as necessary in accordance with the bank’s model risk management policies and procedures. All credit limits are system-assigned using an internal matrix based on the applicant’s information, credit bureau risk score and customer aggregated revolving credit limits. See “The Bank’s Credit Card Activities—Underwriting” in this prospectus.

As part of the bank’s management, the control group evaluates the bank’s loan portfolio, which includes third-party financial institution accounts acquired by the bank, to identify and assess risk with respect to its lending operations. Based on its risk assessment evaluation, the control group develops and implements an audit plan for the bank’s loan portfolio. The audit plan provides for periodic testing of the loans within the bank’s portfolio including the frequency of testing, the sample size and selection method of the loans to be tested and the form of evidence and the extent of the testing required. The scope of the periodic testing includes assessments of portfolio objectives, credit guidelines, risk tolerance limits, underwriting exceptions, credit score overrides and compliance with underwriting criteria. These internal tests and reviews provide reasonable assurance to the depositor that third-party financial institution accounts originated by the bank pursuant to an agent bank or co-brand agreement are being originated in a manner consistent with the bank’s underwriting criteria and credit decisions relating to existing third-party financial institution accounts acquired by the bank are being made in a manner consistent with credit card accounts originated by the bank. See “Annex I—Review of Pool Asset Disclosure—Underwriting Process.”

Removal of Accounts

We have the right to remove accounts from the list of designated accounts and to require the reassignment to us or our designee of all receivables in the removed accounts. Our right to remove accounts is subject to the satisfaction of several conditions, including that:

(1)	other than with respect to an Involuntary Removal, the Rating Agency Condition is satisfied,

(2)	the removal will not, in our reasonable belief:

•	cause a pay out event to occur for any series,

•	cause the Transferor Interest to be less than the Minimum Transferor Interest, or cause the Aggregate Principal Receivables to be less than the Minimum Aggregate Principal Receivables, or

•	result in the failure to make any payment specified in the related indenture supplement with respect to any series of notes,

(3)	we represent and warrant that:

•

accounts, or administratively convenient groups of accounts, such as billing cycles, were chosen for removal randomly or otherwise not on a basis intended to select particular accounts or groups of accounts for any reason other than administrative convenience and no selection procedure was used by us that is materially adverse to the interests of the holders of notes or

•	accounts are subject to an Involuntary Removal,

(4)

other than with respect to an Involuntary Removal, the principal receivables of the removed accounts are less than 5% of the aggregate amount of principal receivables in the trust as of the date of removal, or if a series has been paid in full, the initial principal amount of that series, and

(5)

we deliver to the owner trustee and the indenture trustee the written assignment, the computer file listing removed accounts, and our officer’s certificate confirming compliance with the conditions relating to the removal of such accounts.

However, defaulted accounts, and the receivables in such accounts, will be removed from the list of designated accounts without satisfying the conditions specified above.

With respect to an Involuntary Removal, the depositor shall use reasonable efforts to satisfy the Rating Agency Condition. The repurchase price for receivables arising in accounts removed from the list of designated accounts due to an Involuntary Removal will be calculated as if the receivables were ineligible receivables. The repurchase price will be deposited to the excess funding account and applied as described under “—Excess Funding Account” below.

No party will independently verify that the above conditions for the removal of accounts have been met.

Collection and Other Servicing Procedures

As servicer, the bank is responsible for servicing and administering the receivables in the trust portfolio in accordance with the bank’s policies and procedures for servicing credit card receivables comparable to the receivables in the trust portfolio. The servicer will be required to maintain fidelity bond coverage insuring against losses through wrongdoing of its officers and employees who are involved in the servicing of credit card receivables.

Discount Option

We have the option to reclassify up to 4% of collections of principal receivables in the trust portfolio as collections of finance charge receivables. If we do so, the reclassified percentage of collections of principal receivables for the trust portfolio for each monthly period will be considered collections of finance charge receivables and will be allocated with all other collections of finance charge receivables in the trust portfolio.

We may exercise this option in order to compensate for a decline in the portfolio yield, but only if in our reasonable belief there would be sufficient principal receivables to allow for that discounting. Exercise of this option would result in a larger amount of collections of finance charge receivables and a smaller amount of collections of principal receivables. By doing so, we would reduce the likelihood that a pay out event would occur as a result of a decreased portfolio yield and, at the same time, would increase the likelihood that we will have to add principal receivables to the trust.

We may not designate receivables for reclassification unless the Rating Agency Condition shall have been satisfied with respect to such reclassification. We may not designate receivables for reclassification if in our reasonable belief a pay out event would occur.

On July 1, 2010, we began discounting principal receivables collections by designating a discount percentage of 4% for all principal receivables included in the trust portfolio. The discount percentage was subsequently reduced to 0% on January 1, 2013.

Trust Accounts

The servicer has established and will maintain a collection account as a segregated account for the benefit of the noteholders. The trust documents also establish an excess funding account for the benefit of the noteholders, which account may be a subaccount of the collection account. Each of the collection account and the excess funding account must be maintained with a Qualified Institution.

The funds on deposit in these accounts may be invested at the direction of the servicer in highly rated liquid investments that meet the criteria described in the indenture or the related indenture supplement for that series. Any investments will be required to mature monthly on or before the business day prior to the related distribution date. Net earnings on the collection account will be remitted to the servicer and not be considered part of the trust estate. Net earnings on the excess funding account will be treated as collections of finance charge receivables.

So long as the bank is servicer, it is authorized pursuant to the indenture to withdraw from the collection account any funds not required by the indenture or an indenture supplement to be deposited into the collection account.

The servicer will make all determinations with respect to the deposit of collections to the trust accounts and the transfer and disbursement of those collections.

A reserve account and/or a spread account may be established in connection with a series of notes. Unless otherwise specified in the related indenture supplement, net earnings on such investments will be treated as follows. So long as the required reserve account amount is on deposit in the reserve account, any net investment earnings will be withdrawn and deposited into the collection account and will be treated as collections of finance charge receivables. So long as the required spread account amount is on deposit in the spread account, any earnings, net of losses and investment expenses, will be withdrawn and paid to us. Any remaining earnings on the spread account will not be considered part of the account or as trust assets and will be remitted to us.

Funding Period

On the closing date for any series of notes, the total amount of principal receivables in the trust available to that series may be less than the total principal amount of the notes of that series. If this occurs, the initial collateral amount for that series of notes will be less than the principal amount of that series of notes. In this case, the related prospectus will set forth the terms of the funding period, which is the period from that series’ closing date to the earliest of:

•	the date that series’ collateral amount equals the principal amount of that series of notes;

•	the date specified in the related prospectus, which will be no later than one year after that series’ closing date; and

•	the commencement of a rapid amortization period.

During the funding period, the portion of the collateral amount not invested in receivables will be maintained in a prefunding account, which is a trust account established with the indenture trustee for the benefit of the noteholders of that series. On the closing date for that series of notes, this amount may be up to 100% of the principal balance of that series of notes, but will not exceed 25% of the Aggregate Principal Receivables.

The collateral amount for that series will increase as new receivables are transferred to the trust or as the collateral amounts of other outstanding series of notes are reduced. The collateral amount may decrease due to principal payments or investor charge-offs and uncovered dilution allocated to the series.

During the funding period, funds on deposit in the prefunding account will be paid to us as the collateral amount increases. If the collateral amount for that series is not increased so that the initial collateral amount equals the initial principal balance of the notes of that series, less any principal payments on that series and any investor charge-offs and uncovered dilution allocated to that series, by the end of the funding period, any amount remaining in the prefunding account will be repaid to noteholders.

The prospectus for a series with a funding period will set forth:

•	the series’ initial collateral amount;

•	the initial principal balance of the series of notes;

•

the date on which the series’ collateral amount is expected to equal the series’ initial principal balance, less any principal payments on that series and any investor charge-offs and uncovered dilution allocated to that series;

•	the date by which the funding period will end; and

•	what other events, if any, will occur if the end of the funding period is reached before the full collateral amount is funded.

Notice of Changes in Trust Portfolio

For so long as the depositor is required to file periodic reports with regard to the issuing entity with the SEC pursuant to the Exchange Act, if there has been a new issuance of asset-backed securities by the issuing entity during any fiscal year of the issuing entity, we will include updated information with respect to the composition of the trust portfolio in a report on Form 10-D for the last required distribution of such fiscal year unless the information has not materially changed from that previously filed in a periodic report filed with the SEC pursuant to the Exchange Act or filed with the SEC in connection with the filing by us of a prospectus or registration statement relating to the trust. In addition, updated information with respect to the composition of the trust portfolio will be included in the first report on Form 10-D for the period in which a funding period for any series of notes ends.

Application of Collections

Except as described in this paragraph and the second following paragraph, the servicer must deposit into the collection account, no later than two business days after processing, all payments made on receivables in the trust portfolio. However, the servicer will be able to use for its own benefit all collections received relating to the receivables in each monthly period until the business day preceding the related distribution date if:

(1)	the bank remains the servicer; and

(2)	the servicer either:

•

provides a letter of credit, surety bond or similar arrangement covering the collection and payment obligations of the servicer acceptable to each Hired Agency, as evidenced by satisfaction of the Rating Agency Condition,

•

has and maintains a certificate of deposit or short-term debt rating of at least A-1 by Standard & Poor’s, P-1 by Moody’s and if rated by Fitch, F1 by Fitch and if rated by any other rating agency, the equivalent rating by that rating agency or, in each case, a lower rating satisfactory to each Hired Agency; or

•	makes other arrangements such that the Rating Agency Condition is satisfied.

The servicer currently has not provided a letter of credit or made other arrangements, and does not maintain the ratings necessary to satisfy any of the preceding clauses.

The servicer is only required to make daily or periodic deposits to the collection account during any calendar month to the extent that the funds are needed for deposit into other trust accounts or distribution to noteholders or other parties on or prior to the related distribution date. If the collection account balance ever exceeds the amount needed for those deposits or distributions, the servicer may (1) discontinue daily deposits for that calendar month, (2) withdraw the excess and pay that amount to us or our assigns and (3) withdraw or retain its servicing fee for any series for that month.

The servicer will then allocate all collections of finance charge receivables and principal receivables among each series of notes and the Transferor Interest based on the respective allocation percentages for each series and the transferor’s percentage. The transferor’s percentage at any time will equal 100% minus the total of the applicable allocation percentages for all outstanding series of notes. To the extent that the Transferor Interest is greater than the Minimum Transferor Interest, any principal collections allocated to the Transferor Interest will be paid to us or our assigns as collected. If the Transferor Interest is less than the Minimum Transferor Interest, principal collections allocated to the Transferor Interest will be deposited in the excess funding account. The collections allocated to each series will be retained in the collection account or applied as described in this prospectus.

Shared Excess Finance Charge Collections

If a series is identified in the prospectus for that series as included in a group, collections of finance charge receivables allocated to that series in excess of the amount needed to make deposits or payments for the benefit of that series will be shared with other series of notes that have been designated for inclusion in the same group. The servicer will allocate the aggregate of the excess finance charge collections for all series of notes in the same group to cover any payments required to be made out of finance charge collections for any series in that group that have not been covered out of the finance charge collections allocable to those series. If the finance charge shortfalls exceed the excess finance charge collections for any group for any calendar month, excess finance charge collections will be allocated pro rata among the applicable series of notes based on the relative amounts of finance charge shortfalls. Unless otherwise provided in this prospectus, excess finance charge collections remaining after covering shortfalls with respect to all outstanding series in a group will be paid to us. We cannot assure you that there will be any excess finance charge collections for any month.

Shared Principal Collections

If a series is identified in the related prospectus as included in a group, collections of principal receivables allocated to that series in excess of amounts needed to make deposits or payments for the benefit of that series will be shared with other series of notes designated for inclusion in the same group. The servicer will allocate the aggregate of the shared principal collections for all series of notes in the same group to cover any required principal distributions to noteholders and deposits to principal accumulation accounts, if any, for any series that have not been covered out of the collections of principal receivables allocable to those series, and then, at our option, for application as principal with respect to any variable interest in the group. Shared principal collections will not be used to cover investor charge-offs for any series of notes.

If the principal shortfalls exceed the amount of shared principal collections for any calendar month, shared principal collections for all series in the group will be allocated pro rata among the applicable series based on the relative amounts of principal shortfalls. If shared principal collections exceed principal shortfalls, the balance will be paid to us or our assigns or deposited in the excess funding account under the circumstances described under “—Excess Funding Account” below. We cannot assure you that there will be any shared principal collections for any month.

Excess Funding Account

On each business day on which the Transferor Interest is less than the Minimum Transferor Interest, the servicer will deposit collections of principal receivables allocable to the Transferor Interest and excess shared principal collections otherwise distributable to us or our assigns, into the excess funding account until the Transferor Interest equals the Minimum Transferor Interest. Funds may also be deposited in the account to cover dilution, as described below under “—Defaulted Receivables; Dilution; Investor Charge-Offs.” Funds on deposit in the excess funding account will be withdrawn and paid to us or our assigns on each day to the extent that the Transferor Interest exceeds the Minimum Transferor Interest; provided, that no funds will be withdrawn from the excess funding account for distribution to us or our assigns if the Aggregate Principal Receivables are less than the Minimum Aggregate Principal Receivables. In addition, when any series is in an accumulation, amortization or other similar period, the principal balance on deposit in the excess funding account will be treated like shared principal collections; provided that the amount to be withdrawn from the excess funding account and treated as shared principal collections for any distribution date may not exceed the amount by which the Transferor Interest would be less than zero if there were no funds on deposit in the excess funding account on that distribution date.

Net investment income earned on amounts in the excess funding account will be withdrawn monthly from the excess funding account and treated as collections of finance charge receivables.

Defaulted Receivables; Dilution; Investor Charge-Offs

Receivables in any account will be charged-off as uncollectible in accordance with the bank’s credit card guidelines and the bank’s customary and usual policies and procedures for servicing revolving credit card receivables comparable to the receivables. The bank’s current policy is to charge-off the receivables in an account when that account becomes 180 days delinquent with the following exceptions: accounts coded as “bankrupt” are charged-off 60 days after the bankruptcy confirmation; an account relating to a deceased cardholder is charged-off 60 days after the confirmation of the deceased status of the cardholder; accounts subject to failed debt management agreements are automatically charged-off when they become 120 days past due; accounts coded as “fraud accounts” are automatically charged-off 90 days from the date of the last financial activity; and accounts coded as “settlement accounts” are charged-off ten days after receipt of the agreed-upon settlement amount. An account becomes delinquent if the minimum payment is not made by the payment due date. On the date on which a receivable is charged-off, the receivable will no longer be shown as an amount payable on the servicer’s records and will cease to be a receivable.

Each series will be allocated a portion of defaulted receivables in an amount equal to its allocation percentage for defaulted receivables, as specified in the related prospectus, of the aggregate amount of principal receivables in any accounts charged-off during each calendar month.

Unlike defaulted receivables, dilution, which includes reductions in principal receivables as a result of returns, unauthorized charges, billing errors and the like, is not intended to be allocated to investors. Instead, these reductions are applied to reduce the aggregate amount of principal receivables used to calculate the Transferor Interest and to test compliance with the Minimum Aggregate Principal Receivables test. To the extent reductions for dilutions would reduce the Transferor Interest below the Minimum Transferor Interest, or reduce the Aggregate Principal Receivables below the Minimum Aggregate Principal Receivables amount, we are required to deposit the amount required to cure any such deficit into the trust’s excess funding account. Principal collections payable to depositor can also be used to fund such deposit. However, if the bank defaults on its corresponding obligation under the receivables purchase agreement to make a payment to cover dilution, and collections payable to us, as holder of the Transferor Interest, do not cover the shortfall, then a portion of any resulting shortfall in receivables will be allocated to your series as specified in this prospectus.

On each distribution date, if the sum of the defaulted receivables and any uncovered dilution allocated to any series is greater than the finance charge collections and other funds available to cover those amounts as described in the related prospectus, then the collateral amount for that series will be reduced by the amount of the excess. Any reductions in the collateral amount for any series on account of defaulted receivables and dilution will be reinstated to the extent that finance charge collections and other amounts on deposit in a segregated trust account established for the related series are available for that purpose on any subsequent distribution date as described in the related prospectus.

Unless otherwise specified in the prospectus relating to a series, on the last day of each calendar month, the trust will automatically convey to us all receivables in accounts that became defaulted accounts during that month, together with any related interchange. Any related net recoveries and insurance proceeds will not be so transferred.

Final Payment of Principal

If specified in the prospectus relating to a series, we will, at the option of the servicer, purchase the notes at any time after the outstanding principal amount of that series is 10% or less of the initial principal amount of that series. The option to purchase the notes will not be available to us if the repurchase price (net of any amounts on deposit in the principal accumulation account and available for distribution to the noteholders) exceeds the lesser of the estimated fair market value, or the par value plus accrued interest, of a portion of the receivables in Eligible Accounts then designated to the trust equal to the collateral amount. The repurchase price will equal:

•	the outstanding principal amount of the notes of that series, plus

•

any accrued and unpaid interest (including interest on any overdue interest as described in the related prospectus for a series) through the day preceding the distribution date on which the repurchase occurs (or, if the repurchase does not occur on a distribution date, through the next distribution date).

For any series of notes, the related prospectus may specify additional conditions to the purchase option.

Each prospectus will specify the final maturity date for the related series of notes, which will generally be a date after the expected principal payment date. For any series, principal will be due and payable on the final maturity date. The failure to pay principal in full, not later than the final maturity date, will be an event of default, and the indenture trustee or holders of a specified percentage of the notes of that series will have the rights described under “The Indenture—Events of Default; Rights upon Event of Default” in this prospectus.

Paired Series

The prospectus for a series of notes will specify whether that series may be paired with a previously or later issued series so that a decrease in the collateral amount of the previously issued series results in a corresponding increase in the collateral amount of the later issued series. In general, a series may be issued as a paired series so the trust can fund the amount by which the previously issued series either has amortized or has accumulated funds for a principal payment.

The later issued series will either be pre-funded with an initial deposit to a prefunding account in an amount up to the initial principal balance of the previously issued series or will have a variable principal amount.

During an amortization period or accumulation period in which the amount paid or accumulated is limited to the controlled distribution amount or controlled accumulation amount, respectively, for any series that is paired with a later issued series, as principal payments are made on that previously issued series or deposits are made for purposes of principal payments:

(a)	in the case of a pre-funded paired series, an equal amount of funds on deposit in any prefunding account for that pre-funded paired series will be released, which funds will be distributed to us;

(b)

in the case of a paired series having a variable principal amount, an interest in that variable paired series in an equal or lesser amount may be sold by the issuing entity, and the proceeds from the issuance will be distributed to us; and

(c)	in either case, the collateral amount of the later issued series will increase by up to a corresponding amount.

If a pay out event occurs for the previously issued series or its paired series when the previously issued series is amortizing, the allocation percentage for the allocation of collections of principal receivables for the previously issued series may be reset to a lower percentage as described in the prospectus for that series and the period over which it will amortize may be lengthened as a result. The extent to which the period over which it amortizes is lengthened will depend on many factors, only one of which is the reduction of its allocation percentage. For a discussion of these factors, see “See Annex I: Maturity Considerations – Reduced Principal Allocations” to this prospectus.

Pay Out Events

The revolving period for your series of notes will continue through the date specified in this prospectus unless a pay out event occurs prior to that date. A pay out event occurs with respect to all series issued by the issuing entity upon the occurrence of any of the following events:

(a)	bankruptcy, insolvency, liquidation, conservatorship, receivership or similar events relating to us or the bank;

(b)	the issuing entity becomes subject to regulation as an “investment company” within the meaning of the Investment Company Act of 1940, as amended; and

(c)	we are unable for any reason to transfer receivables to the trust or the bank is unable for any reason to transfer receivables to us when required.

In addition, a pay out event may occur with respect to any series upon the occurrence of any other event specified in this prospectus. On the date on which a pay out event is declared or deemed to have occurred, the rapid amortization period or, if so specified in this prospectus, the accumulation period will commence. If, because of the occurrence of a pay out event, the rapid amortization period begins earlier than the scheduled commencement of an amortization or accumulation period or prior to an expected principal payment date, noteholders will begin receiving distributions of principal earlier than they otherwise would have, which may shorten the average life of the notes.

In addition to the consequences of a pay out event discussed above, if insolvency or similar proceedings under the Bankruptcy Code or similar laws occur with respect to the bank or us, on the day of that event we will immediately cease to transfer principal receivables to the trust and promptly give notice to the indenture trustee and the owner trustee of this event. Any principal receivables transferred to the trust prior to the event, as well as collections on those principal receivables, and finance charge receivables accrued at any time with respect to those principal receivables, will continue to be part of the trust assets. Following the occurrence of an event of this type, unless noteholders representing more than 50% of each class of each series of notes have disapproved of liquidation, the indenture trustee or an agent appointed for such purpose will sell the receivables in a commercially reasonable manner and on commercially reasonable terms. The proceeds of that sale or liquidation will be applied to payments on the outstanding series of notes as specified above in “—Application of Collections” and “Structural Summary—Events of Default” in this prospectus.

If the only pay out event to occur is our insolvency or the insolvency of the bank, the court may have the power to require the continued transfer of principal receivables to the trust. See “Risk Factors—If a conservator or receiver were appointed for First National Bank of Omaha, or if we become a debtor in a bankruptcy case, delays or reductions in payment of your notes could occur” in this prospectus.

Servicing Compensation and Payment of Expenses

The servicer receives a monthly fee for its servicing activities and reimbursement of expenses incurred in administering the issuing entity. The servicing fee for each series of notes for any distribution date will be equal to, with respect to any monthly period, one twelfth of the product of (a) the servicing fee percentage for that series and (b) the collateral amount for that series as of the last day of the preceding monthly period. The prospectus for each series will describe the servicing fee percentage applicable to that series.

The servicer will pay from its servicing compensation expenses of servicing the receivables, including the expenses associated with investor communication requests and payment of the reasonable fees and disbursements of the indenture trustee, the owner trustee, the administrator, any paying agent, any transfer agent and registrar, the asset representations reviewer and independent certified public accountants and other reasonable fees which are not expressly stated in the transfer and servicing agreement, the indenture or any indenture supplement to be payable by us, the issuing entity or the noteholders, other than liabilities, costs or expenses arising under any federal, state and local income and franchise tax laws.

If so specified in the prospectus, the servicer’s recourse for a portion of the servicing fee allocable to the related series may be limited to interchange received by the trust and allocated to the noteholders of that series.

Each series’ servicing fee is payable each period from collections of finance charge receivables allocated to the series. Neither the issuing entity nor the noteholders are responsible for any servicing fee allocable to the Transferor Interest.

Matters Regarding the Depositor and the Servicer

The servicer may not resign from its obligations and duties, except upon a determination that performance of its duties is no longer permissible under applicable law, as evidenced by an opinion of counsel to that effect delivered to the indenture trustee and there is no reasonable action that the servicer could take to make the performance of its duties permissible under applicable law.

If the indenture trustee is unable to appoint a successor within 120 days of the determination that the servicer is no longer permitted to act as servicer, then the indenture trustee will act as servicer. If the indenture trustee is unable to act as servicer, it will petition an appropriate court to appoint an eligible successor.

The servicer’s resignation will not become effective until the indenture trustee or another successor has assumed the servicer’s obligations and duties. The indenture trustee will notify each Hired Agency upon the appointment of a successor servicer.

The servicer may delegate any of its servicing duties to any of its wholly-owned affiliates or any wholly-owned affiliates of its parent or to any entity that agrees to conduct those duties in accordance with the bank’s credit card guidelines and the transfer and servicing agreement. However, the servicer’s delegation of its duties will not relieve it of its liability and responsibility with respect to the delegated duties.

The servicer will indemnify the indenture trustee and its officers, directors, employees and agents for any claims or losses, including legal fees, incurred by the indenture trustee in connection with its performance of its duties under the indenture, the transfer and servicing agreement and related documents except for any claims, losses or expenses incurred as a result of the indenture trustee’s fraud, willful misconduct or negligence.

The servicer will also indemnify the issuing entity, the owner trustee and the indenture trustee for any losses suffered as a result of acts or omissions of the servicer with respect to the activities of the issuing entity, the indenture trustee or owner trustee pursuant to the transfer and servicing agreement, the indenture and related documents except for losses resulting from fraud, negligence, or willful misconduct by the indemnified person.

The transferor will indemnify the issuing entity, the owner trustee and the indenture trustee for any losses suffered as a result of acts or omissions with respect to the activities of the issuing entity, the indenture trustee and the owner trustee under the transfer and servicing agreement, the indenture and related documents except for losses resulting from fraud, negligence, or willful misconduct by the indemnified person.

Neither the servicer nor the transferor will indemnify the issuing entity or any other person for:

•	any liabilities, costs or expenses arising from any action taken by the indenture trustee at the direction of noteholders;

•

any losses, claims or damages incurred by the indemnified party, as owners of secured notes, for example, as a result of the performance of the receivables, market fluctuations, a shortfall or failure to make payment under any enhancement or other similar market or investment risks associated with ownership of secured notes; and

•

any liabilities, costs or expenses arising under any tax law, including any federal, state, local or foreign income or franchise taxes or any other tax imposed on or measured by income or any related penalties or interest, required to be paid by the issuing entity or the noteholders.

No indemnity payments by the servicer or the transferor will be paid from the assets of the issuing entity. The servicer or the transferor, as applicable, will be entitled to participate in, and assume the defense of and negotiate the settlement of, any action or proceeding that involves an indemnified party. If the servicer or the transferor, as applicable, assumes the defense of any action or proceeding involving an indemnified party, the servicer or the transferor, as applicable, under most circumstances will not be liable to the indemnified party for any legal fees or disbursements subsequently incurred by such party in connection with the defense thereof.

Except as provided in the preceding three paragraphs, neither the servicer nor the transferor or any of their respective directors, officers, employees, or agents will be liable to the issuing entity, the owner trustee, the indenture trustee, the noteholders or any other person for any action taken, or for refraining from taking any action in good faith under, the transfer and servicing agreement. However, none of the directors, officers, employees, or agents of the servicer or the servicer or the transferor will be protected against any liability resulting from willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of obligations and duties under the transfer and servicing agreement.

In addition, the servicer is not under any obligation to appear in, prosecute or defend any legal action which is not incidental to its servicing responsibilities under the transfer and servicing agreement and which in its reasonable judgment may involve it in any expense or liability. Neither the transferor nor the servicer will be liable for any settlement of any claim or action effected without its prior written consent, which will not be unreasonably withheld.

We may sell, assign, pledge or otherwise transfer our interest in all or a portion of the Transferor Interest subject to certain restrictions described in “The Trust Agreement—Restrictions on Transfer; Supplemental Interests” in this prospectus. Before we may transfer our interest in the Transferor Interest, the following must occur:

(1)	the Rating Agency Condition is satisfied; and

(2)	we deliver to the owner trustee, the indenture trustee and each Hired Agency an opinion of counsel to the effect that, for federal income tax purposes:

(a)	the transfer will not cause the issuing entity to be deemed to be an association or publicly traded partnership taxable as a corporation; and

(b)	the transfer will not cause or constitute an event in which gain or loss would be recognized by any noteholder.

However, the conditions set forth above do not apply to a transfer in connection with a merger or sale of our business.

We or the servicer may consolidate with, merge into, or sell our or its respective businesses to, another entity, in accordance with the transfer and servicing agreement on the following conditions:

(1)	the entity, if other than us or the servicer, as applicable, formed by the consolidation or merger or that acquires our property or assets or the servicer’s property or assets, as the case may be:

(a)

with respect to us, is organized under the laws of the United States or any one of its states and (x) is a business entity that may not become a debtor in a proceeding under the bankruptcy code or (y) is a special-purpose entity, the powers and activities of which are limited to the performance of our obligations under the transfer and servicing agreement and related documents;

(b)

with respect to the servicer, is a national banking association, state banking corporation or other entity organized and existing under the laws of the United States or any of its states that is not subject to the U.S. Bankruptcy Code; and

(c)	expressly assumes, by a supplemental agreement, to perform every covenant and obligation of us or the servicer, as applicable, under the transfer and servicing agreement and related documents;

(2)

delivery to the indenture trustee of an officer’s certificate stating that the merger, consolidation or transfer and the related supplemental agreement comply with the transfer and servicing agreement and that all conditions precedent relating to the applicable transaction have been complied with and an opinion of counsel to the effect that the related supplemental agreement is legal, valid and binding with respect to us or the servicer, or our respective successors, as applicable; and

(3)	the Rating Agency Condition shall have been satisfied with respect to the applicable transaction.

Servicer’s Representations, Warranties and Covenants

The servicer makes customary representations, warranties and covenants to the trust. If certain of these representations, warranties and covenants are breached and the trust’s rights in, to or under the related receivables in the relevant accounts or the proceeds of the receivables are materially impaired or such proceeds are not available to the trust free and clear of any lien, then after specified time periods, the affected receivables and/or accounts will be assigned or reassigned to the servicer. The servicer will effect the assignment by depositing funds into the collection account in an amount equal to the amount of those receivables. The representations, warranties and covenants of the servicer, the breach of which would cause an assignment of receivables to the servicer include the following:

•

the servicer must maintain in effect all qualifications required in order to properly service, and materially comply with applicable laws in connection with servicing, the receivables and related accounts unless the failure to do so would not have a material adverse effect on the interests of noteholders;

•

the servicer may not permit any rescission or cancellation of a receivable except as ordered by a court or other governmental authority or in the ordinary course of business in accordance with the bank’s credit card guidelines;

•

the servicer may not take any action which, nor omit to take any action the omission of which, would materially impair the rights of noteholders in any receivable or account, nor may it, except in the ordinary course of its business and in accordance with the bank’s credit card guidelines, reschedule, revise or defer collections due on the receivables, except as noted above; and

•

except in connection with its enforcement or collection of an account, the servicer will take no action to cause any receivable to be evidenced by any instrument, other than an instrument that, taken together with one or more other writings, constitutes chattel paper and, if any receivable is so evidenced it shall be reassigned or assigned to the servicer as provided in the transfer and servicing agreement.

[For information relating to the servicer’s financial condition, see “Annex I: Repurchase of Receivables” included at the end of this prospectus.]

Servicer Default

Each of the following events constitutes a servicer default:

(1)	any failure by the servicer:

(a)	to make any payment, transfer or deposit;

(b)	to give instructions or notice to the indenture trustee pursuant to certain provisions of the transfer and servicing agreement, the indenture or any indenture supplement, as applicable; or

(c)	to instruct the indenture trustee to make any required drawing, withdrawal or payment under any enhancement;

in each case on or before the later of the date occurring 10 business days after the date that payment, transfer, deposit, withdrawal, drawing, instruction or notice is required to be made or given and the date three business days after written notice of that failure has been given to the servicer;

(2)	failure on the part of the servicer duly to observe or perform in any respect any other agreements of the servicer contained in the transfer and servicing agreement, that:

(a)	has a material adverse effect on the interests of the holders of the notes of any series, and

(b)	continues unremedied for a period of 60 days after the date on which written notice of that failure, requiring the same to be remedied, has been given:

(1)	to the servicer by the indenture trustee, or

(2)	to the servicer and the indenture trustee by the holders of notes evidencing not less than 25% of the outstanding principal balance of any series adversely affected thereby,

and continues to materially adversely affect those holders for that period; or the servicer shall delegate its duties under the transfer and servicing agreement except as permitted thereunder;

(3)	any representation, warranty or certification made by the servicer in the transfer and servicing agreement or in any certificate delivered thereunder that:

(a)	proves to have been incorrect when made,

(b)	causes a material adverse effect on the holders of notes of any series, and

(c)	continues to be incorrect in any material respect for a period of 60 days after the date on which written notice of that failure, requiring the same to be remedied, has been given:

(1)	to the servicer by the indenture trustee, or

(2)	to the servicer and the indenture trustee by the holders of notes evidencing not less than 25% of the outstanding principal balance of any series of notes adversely affected thereby,

and continues to materially adversely affect those holders for that period;

(4)	the occurrence of certain events of bankruptcy, insolvency or receivership relating to the servicer; or

(5)	any other event specified in this prospectus or in the related indenture supplement.

Notwithstanding the foregoing, a delay in or failure of performance referred to under:

(a)	clause (1) above, for a period of 10 additional business days, or

(b)	clause (2) or (3) above, for a period of 60 additional days,

will not constitute a servicer default, until the expiration of the applicable additional time period if the delay or failure could not be prevented by the exercise of reasonable diligence by the servicer and that delay or failure was caused by an act of God or other similar occurrence.

If a servicer default occurs, for so long as it has not been remedied or waived, the indenture trustee or noteholders representing more than 50% of the aggregate principal amount of all outstanding series of notes may give notice to the servicer, and if notice is given by the noteholders, to the indenture trustee, terminating all of the rights and obligations of the servicer under the transfer and servicing agreement.

If no successor has been appointed and has accepted the appointment by the time the servicer ceases to act as servicer, the indenture trustee will automatically become the successor. If the indenture trustee is legally unable to act as servicer, the indenture trustee will petition a court of competent jurisdiction to appoint an eligible servicer.

Any default by the servicer or us in the performance of its or our obligations under the transfer and servicing agreement and related documents may be waived by noteholders holding not less than 66 2⁄3% of the then-outstanding principal balance of the notes of each series adversely affected by that default, unless that default relates to a failure to make any required payments to be made to noteholders, in which case such default may be waived only by all noteholders of the notes of each series adversely affected by that default. Waiver by the credit enhancement providers for one or more series, or a specified percentage of one or more classes of notes in one or more series, may also be required.

Our rights and obligations under the transfer and servicing agreement will be unaffected by any change in servicer.

If a conservator or receiver is appointed for the servicer, the conservator or receiver may have the power to prevent either the indenture trustee or the noteholders from appointing a successor servicer.

Reports to Noteholders

Monthly reports containing information on the notes and receivables securing the notes that comply with Item 1121 of Regulation AB will be filed with the Securities and Exchange Commission (the “SEC”) for so long as the depositor is required to file reports under the Exchange Act with regard to the issuing entity.

With respect to each series of notes issued by the issuing entity and unless provided otherwise in the related indenture supplement, the indenture trustee shall make available to the noteholders of record reports with information on the applicable series and the trust prepared by the servicer. The indenture trustee shall make such reports available on its internet website. The indenture trustee’s website shall be initially located at https://pivot.usbank.com or at such other address as shall be specified by the indenture trustee to such noteholders of record, the parties to the transaction documents related to each series of notes issued by the issuing entity and the issuing entity (who shall promptly notify the same to the Hired Agencies, if any, for each series of notes issued by the issuing entity). Prior to obtaining access to the indenture trustee’s website, the indenture trustee may require each note owner to register with the indenture trustee using an electronic form available on the website. As part of the registration process, each note owner may be required to accept such terms, conditions and disclaimers and provide such certifications as the indenture trustee may, from time to time, require in accordance with its policies and procedures. The indenture trustee will make no representations or warranties as to the accuracy or completeness of information provided by it that was based, in whole or in part, on information received from third parties, and will assume no responsibility for such information. The indenture trustee shall not be liable for the dissemination of information in accordance with the terms of related indenture supplement. The indenture trustee will not be deemed to have knowledge of any information posted on its website solely by virtue of such posting. In addition, the indenture trustee may disclaim responsibility for any information for which it is not the original source. Assistance in using the indenture trustee’s website may be obtained by calling its customer service desk at (866) 252-4360 and any note owner with questions may direct them to the indenture trustee’s bondholder services group at (800) 934-6802. In addition, with respect to each series of notes, the servicer provides a copy of the monthly report, monthly payment instructions and a monthly servicer’s certificate to the indenture trustee, the paying agent, any enhancement provider and each rating agencies providing a credit rating with respect to such series of notes. For a description of the monthly servicer’s certificate, see “—Evidence as to Servicer’s Compliance” below.

The report relating to each series of notes issued by the issuing entity will contain any additional information specified in the related prospectus. If a series has multiple classes, information will be provided for each class, as specified in the related prospectus.

Periodic information to noteholders of a series generally will include:

•	the applicable monthly period, determination date, record date, distribution date, transfer date, interest period and, if applicable, controlled accumulation date;

•	the aggregate collections processed during the preceding monthly period;

•	the aggregate collections of principal receivables and finance charge receivables processed during the preceding monthly period;

•	collections of principal receivables and finance charge receivables allocated to the series;

•	for months during which the servicer is required to make deposits of collections after the distribution date, the aggregate balance on deposit in any account relating to the series;

•	the aggregate amount, if any, of drawings on any enhancement, if any, for the series;

•	the aggregate amount of interchange to be allocated to the trust;

•	the total amount of principal and interest to be distributed to the noteholders of the series;

•	the amount of that distribution allocable to principal on notes of the series;

•	the amount of that distribution allocable to interest on the notes of the series;

•	the aggregate defaults and uncovered dilution, if any, allocated to the series;

•

the average amount of receivables outstanding, the aggregate amount of gross charge-offs, net charge-offs and recoveries for the trust and the average net charge-off rate and average net loss rate for the trust for the most recent 120-day period;

•	the aggregate outstanding balance of accounts broken out by delinquency status for the most recent 120-day period;

•	the amount of reductions, if any, to the collateral amount due to defaulted receivables and dilution allocated to the series and any reimbursements of previous reductions to the collateral amount;

•	the monthly servicing fee for the series;

•	the amount available under the credit enhancement, if any, for the series or each class of the series;

•	the base rate and portfolio yield, each as defined in the related prospectus for the series;

•	if the series or a class of the series bears interest at a floating or variable rate, information relating to that rate;

•	for any distribution date during a funding period, the remaining balance in each transaction account;

•

for the first distribution date that is on or immediately following the end of a funding period, the amount of any remaining balance in the prefunding account that has not been used to fund the purchase of receivables and is being paid as principal on the notes;

•	number of accounts and amount of principal receivables at the beginning, end and on average for the monthly period;

•	any new issuances of notes secured by the receivables in the trust portfolio;

•	information on account additions and account removals during the monthly period;

•	Minimum Transferor Interest as of the end of the related monthly period;

•	Transferor Interest as of the end of the related monthly period;

•	aggregate principal balance of the receivables as of the end of the related monthly period;

•	Minimum Aggregate Principal Receivables as of the end of the related monthly period;

•	any material modifications, extensions or waivers to pool asset terms, fees, penalties or payments;

•	any material breaches of representations and warranties relating to the pool assets or material breaches to transaction documents;

•

any material changes in the solicitation, credit granting, underwriting, origination, acquisition or pool selection criteria or procedures, if applicable, used to originate, acquire or select new pool assets; and

•	any material changes to the pool assets during the prefunding period or the revolving period or upon the issuance of new notes secured by the pool assets.

By January 31 of each calendar year, the indenture trustee will also provide to each person who at any time during the preceding calendar year was a noteholder of record a statement, prepared by the servicer, containing the information required to be provided by an issuer of indebtedness under the Internal Revenue Code.

Evidence as to Servicer’s Compliance

The indenture supplement for each series of notes provides that no later than the second business day preceding each distribution date, the servicer will deliver to the owner trustee, indenture trustee, paying agent, any enhancement provider and each rating agency, a certificate of an authorized officer of the servicer certifying that the servicer has performed, in all material respects, all of its servicing obligations under the transfer and servicing agreement and the indenture through the monthly period preceding such distribution date except as otherwise disclosed therein and to the best of the knowledge of the authorized officer, no pay out event occurred on or prior to such distribution date.

The transfer and servicing agreement provides that on or before March 15 of each fiscal year of the depositor, beginning on March 15, 2008, for so long as the depositor is required to report under the Exchange Act with regard to the issuing entity and in order to comply with Item 1122 of Regulation AB, the servicer will deliver to the indenture trustee, any enhancement provider and each Hired Agency a report assessing its compliance with the servicing criteria specified in paragraph (d) of Item 1122 of Regulation AB. Each assessment will include:

•	a statement of the servicing party’s responsibility for assessing compliance with the applicable servicing criteria;

•	a statement that the servicing party used the criteria described in the following paragraph to assess compliance with the applicable servicing criteria;

•	the servicing party’s assessment of compliance with the applicable servicing criteria for the applicable fiscal year; and

•

a statement that a registered public accounting firm has issued an attestation report on the servicing party’s assessment of compliance with the applicable servicing criteria for the applicable fiscal year.

To the extent required by applicable securities laws, a separate assessment of compliance, an attestation report and servicer compliance statement for each party participating in the servicing function, including third parties to whom specific servicing functions are outsourced, will be filed as exhibits to the trust’s annual report of Form 10-K, unless such entity’s activities relate to only 5% or less of the trust’s assets. For purposes of preparing the assessment of compliance and attestation report described in the preceding paragraph, each servicing party will use the applicable servicing criteria set forth in relevant SEC regulations (including Item 1122(d) of Regulation AB) with respect to asset-backed securities transactions taken as a whole involving that servicing party that are backed by the same types of assets as those backing the notes.

The transfer and servicing agreement provides that on or before March 15 of each fiscal year of the servicer, beginning with March 15, 2008, for so long as the depositor is required to report under the Exchange Act with regard to the issuing entity and in order to comply with Item 1123 of Regulation AB, the servicer will deliver to the indenture trustee, any enhancement provider and each Hired Agency, an officer’s certificate to the effect that:

•	a review of the servicer’s activities during the applicable calendar year and of its performance under the servicing agreement has been made under the officer’s supervision; and

•

to the best of the officer’s knowledge, based on the officer’s review, the servicer has fulfilled all of its obligations under the servicing agreement in all material respects or, if there has been a failure to fulfill any of the servicer’s obligations in any material respect, specifying the nature and status of the failure.

To the extent the depositor is not required to report under the Exchange Act with regard to the issuing entity, the servicer may elect to provide the annual servicer certificates and the accountant’s attestation report specified above or the alternative annual servicer certificate and alternative accountant reports specified in the transfer and servicing agreement. The form of the alternative annual servicer certificate is attached as an exhibit to the transfer and servicing agreement and the transfer and servicing agreement is included as an exhibit to the registration system. Copies may be obtained by any noteholder by a request in writing to the indenture trustee addressed to its corporate trust office.

Amendments

The transfer and servicing agreement may be amended by us, the servicer and the issuing entity, without the consent of the indenture trustee or the noteholders of any series to cure any ambiguity, to correct or supplement any provisions of the agreement that are inconsistent with any other provisions of the agreement or to add any other provisions concerning matters or questions raised under the agreement that are not inconsistent with the provisions of the agreement, so long as the amendment does not adversely affect in any material respect the interests of any noteholder. In addition, the transfer and servicing agreement may be amended by us, the servicer and the issuing entity, without the consent of the indenture trustee or the noteholders of any series, on the following conditions:

(1)	we deliver to the owner trustee and the indenture trustee a certificate of an authorized officer stating that, in our reasonable belief, the amendment will not:

(a)	result in the occurrence of a pay out event or an event of default; or

(b)	materially and adversely affect the amount or timing of distributions to be made to noteholders of any series or class; and

(2)	the Rating Agency Condition is satisfied.

The transfer and servicing agreement will also be amended by the servicer and the issuing entity at our direction, without the consent of the indenture trustee, the noteholders of any series or the credit enhancement providers for any series to add, modify or eliminate any provisions necessary or advisable in order to enable the issuing entity or any portion of the issuing entity to avoid the imposition of state or local income or franchise taxes on the issuing entity’s property or its income. However, we may not amend the transfer and servicing agreement as described in this paragraph unless (i) we deliver to the owner trustee and the indenture trustee a certificate of an authorized officer stating that the proposed amendments meet the requirements of this paragraph, (ii) the Rating Agency Condition is satisfied and (iii) such amendment does not affect the rights, duties or obligations of the indenture trustee (including the indenture trustee in its role as successor servicer) or the owner trustee. In addition, the amendment may not affect the rights, duties or obligations of the indenture trustee or the owner trustee under the transfer and servicing agreement without that party’s consent.

The amendments that we may make without the consent of the noteholders of any series or the credit enhancement providers for any series may include the addition or sale of receivables in the trust portfolio.

The transfer and servicing agreement may also be amended by us, the servicer and the issuing entity with the consent of noteholders holding more than 66 2⁄3% of the then-outstanding principal balance of the notes of each series affected by the amendment and the owner trustee and/or indenture trustee, if it affects their respective rights, duties, protections, indemnities, immunities or obligations under the indenture, must consent to such amendment.

However, no amendment may occur if it:

(1)	reduces the amount of, or delays the timing of:

(a)	any distributions to be made to noteholders of any series or deposits of amounts to be distributed; or

(b)	the amount available under any credit enhancement,

(2)	changes the definition of or manner of calculating the interest of any noteholder; or

(3)	reduces the percentage of the outstanding principal balance of the notes required to consent to any amendment;

in each case, without the consent of each affected noteholder.

In no event may any amendment to the transfer and servicing agreement adversely affect in any material respect the interests of any credit enhancement provider without the consent of that credit enhancement provider.

The Indenture

We have summarized the material terms of the indenture below and in the description of the notes above.

Events of Default; Rights upon Event of Default

An event of default will occur under the indenture for any series of notes upon the occurrence of any of the following events:

(1)	the issuing entity fails to pay principal when it becomes due and payable on the final maturity date for that series of notes;

(2)	the issuing entity fails to pay interest on any notes on a distribution date on which such interest is scheduled to be paid and the default continues for a period of 35 days;

(3)	bankruptcy, insolvency, conservatorship, receivership, liquidation or similar events relating to the issuing entity;

(4)	the issuing entity fails to observe or perform any covenant or agreement made in the indenture in respect of the notes of that series, and:

(a)

the failure continues, or is not cured, for 60 days after notice to the issuing entity by the indenture trustee or to the issuing entity and the indenture trustee by noteholders representing at least 25% of the then-outstanding principal amount of that series of notes; and

(b)	as a result, the interests of the noteholders are materially and adversely affected, and continue to be materially and adversely affected during the 60-day period; or

(5)	any additional event specified in the indenture supplement related to that series.

An event of default will not occur if the issuing entity fails to pay the full principal amount of a note on its expected principal payment date.

An event of default with respect to one series of notes will not necessarily be an event of default with respect to any other series of notes.

If an event of default referred to in clause (1), (2) or (4) above occurs and is continuing with respect to any series of notes, the indenture trustee or noteholders holding more than 50% of the then-outstanding principal balance of the notes of the affected series may declare all of the notes of that series to be immediately due and payable. If an event of default referred to in clause (3) above occurs and is continuing, the unpaid principal and interest due on all outstanding notes will automatically become due and payable. Before a judgment or decree for payment of the money due has been obtained by the indenture trustee, noteholders holding more than 50% of the then-outstanding principal balance of the notes of that series may rescind and annul the declaration of acceleration and its consequences if:

(a)

the issuing entity has paid or deposited with the indenture trustee a sum sufficient to pay (i) all principal and interest due on the notes, and all other amounts, that would then be due if the event of default giving rise to the acceleration had not occurred, plus (ii) all amounts then payable to the indenture trustee; and

(b)	all events of default (other than nonpayment of the principal of the notes that has become due solely by such acceleration) have been cured or waived.

If an event of default has occurred and is continuing, noteholders representing more than 50% of the then-outstanding principal balance of the notes of any affected series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee with respect to such series provided, that, the indenture trustee shall have the right to decline any such direction if:

(1)	the indenture trustee, after being advised by counsel, determines that the action it is directed to take is in conflict with rule of law or the indenture;

(2)

the indenture trustee determines in good faith that the requested actions would be illegal or involve the indenture trustee in personal liability or be unjustly prejudicial to noteholders not making the request or direction; or

(3)	the indenture trustee reasonably believes it will not be adequately indemnified against the costs, expenses and liabilities which might be incurred by it in complying with the action so directed.

Prior to the declaration of the acceleration of the maturity of the notes of the affected series, the noteholders representing not less than 66 2⁄3% of the then-outstanding principal balance of each class of the notes of the affected series may also waive any default with respect to the notes, except a default in the payment of principal or interest of any note of such series or a default relating to a covenant or provision of the indenture that cannot be modified or amended without the waiver of each affected noteholder.

In general, the indenture trustee will enforce the rights and remedies of the holders of accelerated notes. However, noteholders will have the right to institute any proceeding with respect to the indenture if the following conditions are met:

•	the noteholder or noteholders have previously given the indenture trustee written notice of a continuing event of default;

•

the noteholders representing not less than 25% of the then-outstanding principal balance of each affected series have made a written request of the indenture trustee to institute a proceeding as indenture trustee;

•	the noteholders offer to the indenture trustee indemnification satisfactory to it against the costs, expenses and liabilities of instituting a proceeding;

•	the indenture trustee has not instituted a proceeding within 60 days after receipt of the request and offer of indemnification; and

•

during the 60-day period following receipt of the written request and offer of indemnification, no direction inconsistent with the request has been given by noteholders representing more than 25% of the then-outstanding principal balance of the notes of each affected series.

If the indenture trustee receives conflicting or inconsistent requests and indemnity from two or more groups of noteholders of any affected series, each representing no more than 50% of the then-outstanding principal balance of that series, the indenture trustee in its sole discretion may determine what action, if any, will be taken, notwithstanding any other provisions of the indenture. The indenture trustee will not be deemed to have knowledge of an event of default unless a responsible officer of the indenture trustee has actual knowledge of or written notice of such event of default.

Each holder of a note will have an absolute and unconditional right to receive payment of the principal of and interest in respect of that note as principal and interest become due and payable, and to institute suit for the enforcement of any payment of principal and interest then due and payable and those rights may not be impaired without the consent of that noteholder.

If any series of notes has been accelerated following an event of default, and the indenture trustee has not received any valid directions from those noteholders relating to the time, method and place for conducting any proceeding for any remedy available to the indenture trustee with respect to such series, the indenture trustee may, but is not required to, elect to maintain possession of the portion of the trust assets that secures those notes and apply distributions on the trust assets to make payments on those notes to the extent funds are available.

Subject to the provisions of the indenture relating to the duties of the indenture trustee, if any series of notes has been accelerated following an event of default, the indenture trustee may:

•	institute proceedings in its own name and as trustee for the collection of all amounts then payable on the notes of the affected series or under the indenture with respect to such series; or

•	take any other appropriate action to protect and enforce the rights and remedies of the indenture trustee and the noteholders of the affected series.

Subject to the conditions described in the following sentence, the indenture trustee also may cause the trust to sell principal receivables in an amount equal to the collateral amount for the series of accelerated notes, together with related finance charge receivables. Before exercising this remedy, the indenture trustee must receive an opinion of counsel to the effect that exercise of this remedy complies with applicable federal and state securities laws and one of the following conditions must be satisfied:

•	receipt by the indenture trustee of the consent of all noteholders of the affected series;

•

determination by the indenture trustee that any proceeds from exercising the remedy will be sufficient to discharge in full all principal and interest due on the accelerated notes, and the indenture trustee obtains the consent of noteholders holding more than 50% of the then-outstanding principal balance of the affected series; or

•

determination by the indenture trustee that the assets may not continue to provide sufficient funds for the payment of principal of and interest on those notes as they would have become due if the notes had not been accelerated, and the indenture trustee obtains the consent of noteholders holding at least 66 2⁄3% of the then-outstanding principal balance of each class of the notes of the affected series.

After acceleration of a series of notes, money or property collected by the indenture trustee through the exercise of the remedies described above will be applied first, to pay any amounts due to the indenture trustee pursuant to the indenture, and second, to make monthly principal and interest payments on the notes until the Series Termination Date. Funds in the collection account, the excess funding account and the other trust accounts for an accelerated series of notes will be applied to pay principal of and interest on those notes.

The indenture trustee will have a lien on the collateral held or collected by the indenture trustee for a series of accelerated notes for its unpaid fees and expenses that ranks senior to the lien of such notes on the collateral, except collateral held in trust to pay principal or interest on those notes.

The remedies described above are the exclusive remedies provided to noteholders and each noteholder by accepting its interest in the notes of any series expressly waives any other remedy that might have been available under the Uniform Commercial Code or any other law.

The indenture trustee will covenant, and the noteholders are deemed to have covenanted by accepting a note, that they will not at any time institute against the issuing entity or us any reorganization or other proceeding under any federal or state law.

In addition, the indenture trustee will have the right to decline any request or direction from a noteholder or a verified note owner to institute, conduct or defend any mediation or arbitration pursuant to the applicable indenture supplement unless such noteholder or verified note owner shall have offered to indenture trustee security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

None of us, the administrator, the owner trustee, the indenture trustee, the servicer, the bank or any of its affiliates, nor any holder of an ownership interest in the issuing entity, nor any of their respective owners, beneficiaries, agents, officers, directors, employees, successors or assigns shall, in the absence of an express agreement to the contrary, be personally liable for the payment of the principal of or interest on the notes or for the agreements of the issuing entity contained in the indenture. The notes will represent obligations solely of the issuing entity, and the notes will not be insured or guaranteed by us, the servicer, the bank or any of its affiliates, the administrator, the owner trustee, the indenture trustee, or any other person or entity.

Covenants

The indenture provides that the issuing entity may not consolidate with, merge into or sell its business to, another entity, unless:

(1)	the entity, if other than the issuing entity, formed by or surviving the consolidation or merger or that acquires the issuing entity’s business:

(a)	is organized and existing under the laws of the United States, any one of its states, the District of Columbia, its territories, its possessions or other areas subject to its jurisdiction;

(b)	is not subject to regulation as an “investment company” under the Investment Company Act of 1940, as amended;

(c)

expressly assumes, by supplemental indenture, the issuing entity’s obligation to make due and punctual payments of the principal and interest upon all the notes and the performance of every covenant of the issuing entity under the indenture;

(d)

in the case of a sale of the issuing entity’s business, expressly agrees, by supplemental indenture that (A) all right, title and interest so conveyed or transferred by the issuing entity will be subject and subordinate to the rights of the noteholders and (B) it will make all filings with the SEC required by the Securities Exchange Act of 1934 in connection with the notes; and

(e)	in the case of a sale of the issuing entity’s business, expressly agrees to indemnify the issuing entity from any loss, liability or expense arising under the indenture and the notes;

(2)	no pay out event or event of default will have occurred and be continuing immediately after the transaction;

(3)	the Rating Agency Condition is satisfied;

(4)	the issuing entity will have received an opinion of counsel to the effect that for federal income tax purposes:

(a)

the transaction will not adversely affect the tax characterization as debt of notes of any outstanding series or class that were characterized as debt at the time of their issuance, as confirmed by an opinion of counsel delivered at that time;

(b)	the transaction will not cause the issuing entity to be deemed to be an association or publicly traded partnership taxable as a corporation; and

(c)	the transaction will not cause or constitute an event in which gain or loss would be recognized by any noteholder;

(5)	any action necessary to maintain the lien and security interest created by the indenture will have been taken; and

(6)

the issuing entity has delivered to the indenture trustee an opinion of counsel and officer’s certificate each stating that the transaction satisfies all requirements under the indenture and that the supplemental indenture is duly authorized, executed and delivered and is valid, binding and enforceable.

As long as the notes are outstanding, the issuing entity will not, among other things:

•

except as expressly permitted by the indenture, the transfer and servicing agreement or related documents, sell, transfer, exchange or otherwise dispose of any part of the assets of the issuing entity that secure the notes unless directed to do so by the indenture trustee;

•

claim any credit on or make any deduction from payments in respect of the principal of and interest on the notes—other than amounts withheld under the Internal Revenue Code or applicable state law—or assert any claim against any present or former noteholders because of the payment of taxes levied or assessed upon the assets of the issuing entity that secure the notes;

•	voluntarily dissolve or liquidate in whole or in part; or

•

permit (A) the validity or effectiveness of the indenture or the lien under the indenture to be impaired, or permit any person to be released from any covenants or obligations with respect to the notes under the indenture except as may be expressly permitted by the indenture, (B) any lien or other claim of a third party to be created with respect to the assets of the issuing entity, or (C) the lien of the indenture not to constitute a valid first priority perfected security interest in the assets of the issuing entity that secure the notes.

The issuing entity will not incur, assume, guarantee or otherwise become liable for any indebtedness other than indebtedness under the notes and the indenture.

Agreements by Noteholders

The issuing entity and each noteholder by accepting a note acknowledge and agree that such note represents indebtedness of the issuing entity and does not represent an interest in any of our assets, other than the trust estate, including by virtue of any deficiency claim in respect of obligations not paid or otherwise satisfied from the trust estate and proceeds thereof. Each noteholder further acknowledges and agrees that its note or notes are secured by the collateral up to the collateral amount for its series of notes and any other portion of the collateral that may be available for its series of notes under the indenture and the related indenture supplement. Each noteholder further acknowledges and agrees that no adequate remedy at law exists for a breach of such agreement and the terms of such agreement may be enforced by an action for specific performance.

Each noteholder, by its acceptance of a note, agrees that it will treat and take no action inconsistent with, and as required under the transfer and servicing agreement such noteholder will cause any person acquiring an interest in a note through it to treat and take no action inconsistent with, the treatment of the notes or beneficial interests therein as our indebtedness for purposes of federal, state, local and foreign income or franchise taxes and any other tax imposed on or measured by income.

Modification of the Indenture

The issuing entity and the indenture trustee may, without the consent of any noteholders but with prior written notice to each Hired Agency, enter into one or more supplemental indentures for any of the following purposes:

•

to correct or amplify the description of any property at any time subject to the lien of the indenture, or to take any action that will enhance the indenture trustee’s lien under the indenture, or to add to the property pledged to secure the notes;

•	to reflect the agreement of another person to assume the role of the issuing entity;

•	to add to the covenants of the issuing entity, for the benefit of the noteholders, or to surrender any right or power of the issuing entity;

•	to convey, transfer, assign, mortgage or pledge any property to the indenture trustee;

•

to cure any ambiguity, to correct or supplement any provision in the indenture or in any supplemental indenture that may be inconsistent with any other provision in the indenture or in any supplemental indenture or to make any other provisions with respect to matters or questions arising under the indenture or any supplemental indenture as long as that action would not adversely affect the interests of the noteholders;

•

to appoint a successor to the indenture trustee with respect to the notes and to add to or change any of the provisions of the indenture to allow more than one indenture trustee to act under the indenture;

•

to modify, eliminate or add to the provisions of the indenture as necessary to qualify the indenture under the Trust Indenture Act of 1939, or any similar federal statute later enacted and to add to the indenture such other provisions as may be expressly required by the Trust Indenture Act of 1939; or

•	to provide for the issuance of one or more new series of notes under the indenture.

The issuing entity and the indenture trustee may also, without the consent of any noteholders, enter into one or more supplemental indentures to amend the indenture, upon:

(1)	satisfaction of the Rating Agency Condition; and

(2)

our certification to the effect that all requirements contained in the agreement have been met and, in the reasonable belief of the certifying officer, the action will not (a) cause a pay out event or an event of default or (b) materially and adversely affect the amount or timing of payments to be made to the noteholders of any series or class.

The issuing entity and the indenture trustee may also, without the consent of the noteholders of any series or the credit enhancement providers for any series, enter into one or more supplemental indentures to add, modify or eliminate any provisions necessary or advisable in order to enable the issuing entity or any portion of the issuing entity to avoid the imposition of state or local income or franchise taxes on the issuing entity’s property or its income. Prior to any amendment described in this paragraph, (i) we must deliver to the indenture trustee and the owner trustee a certificate of an authorized officer stating that the proposed amendment meets the requirements of the preceding paragraph and this paragraph, (ii) the Rating Agency Condition is satisfied and (iii) the owner trustee and/or indenture trustee, if it affects their respective rights, duties, protections, indemnities, immunities or obligations under the indenture, must consent to such amendment.

The issuing entity and the indenture trustee will not, without prior notice to each Hired Agency and the consent of each noteholder affected, enter into any supplemental indenture to:

•

change the due date of any installment of principal of or interest on any note or reduce the principal amount of a note, the note interest rate or the redemption price of the note or change any place of payment where, or the coin or currency in which, any note or any interest therein is payable;

•	impair the right to institute suit for the enforcement of specified payment provisions of the indenture;

•

reduce the percentage of the aggregate principal amount of the notes of any series, whose consent is required (a) for execution of any supplemental indenture or (b) for any waiver of compliance with certain provisions of the indenture or of certain defaults under the indenture and their consequences provided in the indenture;

•

reduce the percentage of the aggregate outstanding amount of the notes of any series required to direct the indenture trustee to sell or liquidate the trust assets if the proceeds of the sale would be insufficient to pay the principal amount and interest due on the notes of such series;

•

decrease the percentage of the aggregate principal amount of the notes required to amend the sections of the indenture that specify the applicable percentage of the aggregate principal amount of the notes of a series necessary to amend the indenture or other related agreements;

•	modify or alter provisions of the indenture prohibiting the voting of notes held by the issuing entity, any other party obligated on the notes, us, or any of their affiliates; or

•

permit the creation of any lien prior to or equal to the lien of the indenture with respect to any of the collateral for any notes or, except as otherwise permitted or contemplated in the indenture, terminate the lien of the indenture on the collateral or deprive any noteholder of the security provided by the lien of the indenture.

The issuing entity and the indenture trustee may otherwise, with satisfaction of the Rating Agency Condition and with the consent of noteholders holding more than 66 2⁄3% of the then-outstanding principal balance of the notes of each series adversely affected, enter into one or more supplemental indentures to add provisions to or change in any manner or eliminate any provision of the indenture or to change the rights of the noteholders under the indenture.

The indenture trustee need not enter into any supplemental indenture that would adversely affect its rights, duties, liabilities or immunities under the indenture.

Annual Compliance Statement

The issuing entity will be required to present to the indenture trustee each year a written statement as to the performance of its obligations under the indenture.

Indenture Trustee’s Annual Report

The indenture trustee will, if required under the Trust Indenture Act, mail to the noteholders each year a brief report relating to its eligibility and qualification to continue as indenture trustee under the indenture, the property and funds physically held by the indenture trustee and any action it took that materially affects the notes and that has not been previously reported.

List of Noteholders

Holders of not less than 10% of the outstanding principal balance of any series of notes may obtain access to the list of noteholders the indenture trustee maintains for the purpose of communicating with other noteholders. The indenture trustee may elect not to allow the requesting noteholders access to the list of noteholders if it agrees to mail the requested communication or proxy, on behalf and at the expense of the requesting noteholders, to all noteholders of record.

Satisfaction and Discharge of Indenture

The indenture will be discharged with respect to the notes, upon (a) the delivery to the indenture trustee for cancellation of all the notes or, with specific limitations, deposit with the indenture trustee of funds sufficient for the payment in full of all the notes, (b) payment of all other amounts payable by the issuing entity under the indenture and (c) delivery to indenture trustee of certain certificates and an opinion of counsel confirming compliance with the indenture conditions for discharge.

The Indenture Trustee

U.S. Bank National Association (“U.S. Bank”), a national banking association, will act as indenture trustee. U.S. Bancorp, with total assets exceeding $[●] billion as of [●][●], 20[●], is the parent company of U.S. Bank, the fifth largest commercial bank in the United States. As of [●][●], 20[●], U.S. Bancorp served approximately [●] million customers and operated over [●] branch offices in [●] states. A network of specialized U.S. Bancorp offices across the nation provides a comprehensive line of banking, brokerage, insurance, investment, mortgage, trust and payment services products to consumers, businesses, and institutions.

U.S. Bank has one of the largest corporate trust businesses in the country with office locations in [●] Domestic and [●] International cities. The indenture will be administered from U.S. Bank’s corporate trust office located at 60 Livingston Avenue, St. Paul, Minnesota 55107.

U.S. Bank has provided corporate trust services since 1924. As of [●][●], 20[●], U.S. Bank was acting as trustee with respect to over [●] issuances of securities with an aggregate outstanding principal balance of over $[●] trillion. This portfolio includes corporate and municipal bonds, mortgage-backed and asset-backed securities and collateralized debt obligations.

The indenture trustee shall make each monthly statement available to the noteholders via the indenture trustee’s internet website at https://pivot.usbank.com. Noteholders with questions may direct them to the indenture trustee’s bondholder services group at (800) 934-6802.

As of [●][●], 20[●], U.S. Bank (and its affiliate U.S. Bank Trust National Association) was acting as trustee/indenture trustee, registrar and paying agent on [●] issuances of credit card backed securities with an outstanding aggregate principal balance of approximately $[●].

Since 2014 various plaintiffs or groups of plaintiffs, primarily investors, have filed claims against U.S. Bank National Association (“U.S. Bank”), in its capacity as trustee or successor trustee (as the case may be) under certain residential mortgage backed securities (“RMBS”) trusts. The plaintiffs or plaintiff groups have filed substantially similar complaints against other RMBS trustees, including Deutsche Bank, Citibank, HSBC, Bank of New York Mellon and Wells Fargo. The complaints against U.S. Bank allege the trustee caused losses to investors as a result of alleged failures by the sponsors, mortgage loan sellers and servicers for these RMBS trusts and assert causes of action based upon the trustee’s purported failure to enforce repurchase obligations of mortgage loan sellers for alleged breaches of representations and warranties concerning loan quality. The complaints also assert that the trustee failed to notify securityholders of purported events of default allegedly caused by breaches of servicing standards by mortgage loan servicers and that the trustee purportedly failed to abide by a heightened standard of care following alleged events of default. Currently U.S. Bank is a defendant in multiple actions alleging individual or class action claims against the trustee with respect to multiple trusts as described above. Previously, U.S. Bank disclosed that the most substantial case was: BlackRock Balanced Capital Portfolio et al v. U.S. Bank National Association, No. 605204/2015 (N.Y. Sup. Ct.) (class action alleging claims with respect to approximately 770 trusts) and a companion class action case involving additional trusts (collectively the “BlackRock cases”). Some of the trusts implicated in the aforementioned BlackRock cases, as well as other trusts, are involved in actions brought by separate groups of plaintiffs related to no more than 100 trusts per case.

U.S. Bank cannot assure you as to the outcome of any of the litigation, or the possible impact of these litigations on the trustee or the RMBS trusts. However, U.S. Bank denies liability and believes that it has performed its obligations under the RMBS trusts in good faith, that its actions were not the cause of losses to investors and that it has meritorious defenses, and it intends to contest the plaintiffs’ claims vigorously.

Duties and Responsibilities of Indenture Trustee

The indenture trustee has agreed to perform only those duties specifically set forth in the indenture. Many of the duties of the indenture trustee are described throughout this prospectus. Under the terms of the indenture, the indenture trustee’s limited responsibilities include the following:

•	to deliver to noteholders of record certain notices, reports and other documents received by the indenture trustee, as required under the indenture;

•	to authenticate, deliver, cancel and otherwise administer the notes;

•	to establish and maintain necessary trust accounts;

•	to serve as the initial transfer agent, paying agent and registrar;

•	to invest funds in the issuing entity accounts at the direction of the servicer;

•	to represent the noteholders in interactions with clearing agencies and other similar organizations;

•	to distribute and transfer funds at the direction of the servicer, as applicable, in accordance with the terms of the indenture;

•

to periodically report on and notify noteholders of certain matters relating to actions taken by the indenture trustee, property and funds that are possessed by the indenture trustee, and other similar matters; and

•	to perform certain other administrative functions identified in the indenture.

If an event of default or pay out event occurs and the indenture trustee has actual knowledge, or received written notice, of the occurrence of an event of default or pay out event, as applicable, the indenture trustee will exercise its rights and powers under the indenture using the same degree of care and skill as a prudent person would exercise in the conduct of his own affairs. If an event of default of which the indenture trustee has such notice or knowledge occurs and is continuing, the indenture trustee may, in its discretion, proceed to protect and enforce its rights and the rights of the noteholders of the affected series by any appropriate proceedings as the indenture trustee may deem necessary to protect and enforce any of those rights. See “The Indenture—Events of Default; Rights upon Event of Default” in this prospectus.

The indenture trustee, any paying agent or transfer agent and registrar and any other agent of the issuing entity, each in its individual or any other capacity, may become the owner or pledgee of notes and may otherwise deal with the issuing entity including arranging for purchases of investments, with the same rights it would have if it were not the indenture trustee, paying agent, transfer agent and registrar or such other agent.

Limitations on Indenture Trustee’s Liability

The indenture trustee is not liable for any errors of judgment as long as the errors are made in good faith and the indenture trustee was not negligent. The indenture trustee is not responsible for any investment losses to the extent that they result from permitted investments. The indenture trustee is not liable for special, indirect or consequential damages or lost profits or loss of business, arising in connection with the indenture, even if the indenture trustee has been advised or is aware of the possibility of such damages.

Compensation and Indemnification of Indenture Trustee

Under the terms of the indenture, the servicer has agreed to pay the indenture trustee reasonable compensation for performance of its duties under the indenture and to reimburse the indenture trustee for all reasonable out-of-pocket expenses incurred or made by it, including costs of collection, in addition to the compensation for its services. The servicer has also agreed to indemnify the indenture trustee and its officers, directors, employees and agents against any loss, liability, expense, damage or claim (including the fees of either in-house counsel or outside counsel) incurred by them to the extent arising out of the administration of the indenture and the performance of its duties under the indenture and any other related document, other than any expense, liability or loss incurred by the indenture trustee through its own fraud, willful misconduct or negligence.

Appointment of Co-Trustees and Separate Trustees

For the purpose of meeting any legal requirement of any jurisdiction in which any part of the collateral for the notes may at the time be located, the indenture trustee will have the power to appoint one or more co-trustees or separate trustees for the benefit of the noteholders, and to vest in any co-trustee or separate trustee all rights under the indenture with respect to the collateral for the notes and those powers, duties, obligations, rights and trusts as the indenture trustee considers necessary or desirable. No co-trustee or separate trustee will be required to meet the terms of eligibility as a successor trustee under the indenture and no notice to noteholders of the appointment of any co-trustee or separate trustee will be required. If a separate trustee or co-trustee is appointed, all rights, powers, duties and obligations conferred or imposed upon the indenture trustee will be conferred or imposed upon and exercised or performed by the indenture trustee and the separate trustee or co-trustee jointly or, in any jurisdiction where the indenture trustee is incompetent or unqualified to perform certain acts, singly by the separate trustee or co-trustee, but solely at the direction of the indenture trustee. No trustee appointed under the indenture will be personally liable for any act or omission of any other trustee appointed under the indenture. The indenture trustee may at any time accept the resignation of or remove, in its sole discretion, any separate trustee or co-trustee. The indenture trustee will not be liable for any act or failure to act on the part of any separate trustee or co-trustee.

Resignation or Removal of Indenture Trustee

The indenture trustee may resign at any time upon 30 days’ written notice to the issuing entity and each Hired Agency. Noteholders holding more than 66 2⁄3% of the aggregate outstanding principal balance of all series of notes may remove the indenture trustee and may appoint a successor indenture trustee. In addition, the administrator of the issuing entity will remove the indenture trustee if it ceases to be eligible to continue as an indenture trustee under the indenture or if the indenture trustee becomes insolvent or otherwise becomes legally unable to act as indenture trustee. If the indenture trustee resigns or is removed, the issuing entity will then be obligated to appoint a successor indenture trustee. If a successor indenture trustee does not assume the duties of indenture trustee within 60 days after the retiring indenture trustee resigns or is removed, the retiring indenture trustee, the issuing entity or noteholders representing more than 25% of the aggregate outstanding principal balance of all series may petition a court of competent jurisdiction to appoint a successor indenture trustee. In addition, if the indenture trustee ceases to be eligible to continue as indenture trustee, any noteholder may petition a court of competent jurisdiction for the removal of the indenture trustee and the appointment of a successor indenture trustee.

If an event of default occurs under the indenture, under the Trust Indenture Act of 1939, the indenture trustee may be deemed to have a conflict of interest and be required to resign as indenture trustee for one or more classes of each series of notes. In that case, a successor indenture trustee will be appointed for one or more of those classes of notes and may provide for rights of senior noteholders to consent to or direct actions by the indenture trustee which are different from those of subordinated noteholders. Any resignation or removal of the indenture trustee and appointment of a successor indenture trustee for any class or series of notes will not become effective until the successor indenture trustee accepts its appointment.

The Administration Agreement

The bank acts as administrator for the issuing entity and the owner trustee. See “Important Parties—Parent of Sponsor (First National of Nebraska, Inc.) and Sponsor/Bank/Servicer (First National Bank of Omaha)” in this prospectus for a description of the business of First National Bank of Omaha.

The administrator will provide the notices and perform on behalf of the issuing entity and the owner trustee, respectively, other administrative duties of the issuing entity and the owner trustee, respectively, under the transfer and servicing agreement, the trust agreement, the indenture, the indenture supplement for each series and the asset representations review agreement. The administrator, on behalf of the issuing entity, will monitor the performance of the issuing entity under the transfer and servicing agreement, the trust agreement, the indenture and the asset representations review agreement and advise the owner trustee when action is necessary to comply with the issuing entity’s or owner trustee’s duties under those agreements. The administrator will prepare, or cause to be prepared, for execution by the issuing entity or owner trustee, all documents, reports, filings, instruments, orders, certificates and opinions that the issuing entity or owner trustee is required to prepare, file or deliver under the transfer and servicing agreement, the trust agreement, the indenture and the asset representations review agreement and will take all appropriate action that is the duty of the issuing entity or owner trustee under those agreements, other than the duties of the owner trustee under the administration agreement, including the removal of the indenture trustee and the appointment of a successor indenture trustee under the circumstances described in “The Indenture Trustee—Resignation or Removal of Indenture Trustee” in this prospectus and in the following paragraph and the removal of the asset representations reviewer and the appointment of a successor asset representations reviewer under the circumstances described in “New Requirements for SEC Shelf Registration—Asset Representations Review—Resignation and Removal of Asset Representations Reviewer” in this prospectus and in the following paragraph.

With respect to any matters that in the reasonable judgment of the administrator are non-ministerial, the administrator will not take any action unless the administrator has first notified us of the proposed action within a reasonable amount of time prior to the taking of that action and we have not withheld consent to that action or provided alternative direction. Non-ministerial matters that may be performed by the administrator on behalf of the issuing entity include:

(1)	the initiation or settlement of any claim or lawsuit brought by or against the issuing entity other than in connection with the collection of the transferred receivables;

(2)	the amendment of the transfer and servicing agreement, the trust agreement, the indenture or any other related document;

(3)	the appointment of successor transfer agent and registrars, paying agents, indenture trustees. administrators and successor asset representations reviewers; and

(4)	the removal of the indenture trustee or the removal of the asset representations reviewer.

The administrator is an independent contractor and is not subject to the supervision of the trust or the owner trustee concerning the manner in which it performs its obligations under the administration agreement.

As compensation for the performance of its duties under the administration agreement and as reimbursement for its expenses relating to those duties, the administrator is entitled to receive $100 per month payable in arrears on each distribution date. The servicer will be responsible for payment of this fee.

The administrator may resign by providing the issuing entity with at least 60 days’ prior written notice.

The issuing entity may remove the administrator without cause by providing the administrator with at least 60 days’ prior written notice. At the sole option of the issuing entity, the administrator may also be removed immediately upon written notice of termination from the issuing entity to the administrator if any of the following events occurs:

(1)

the administrator defaults in the performance of any of its duties and, after notice of the default, does not cure the default within thirty days or, if the default cannot be cured in thirty days, does not give, within thirty days, assurance of cure that is reasonably satisfactory to the trust; or

(2)	certain bankruptcy or insolvency related events relating to the administrator.

No resignation or removal of the administrator will be effective until a successor administrator has been appointed by the issuing entity, such successor administrator agrees in writing to be bound by the terms of the administration agreement, and the Rating Agency Condition is satisfied.

The administration agreement may be amended by the issuing entity and the administrator with the consent of the owner trustee (as owner trustee and in its individual capacity), so long as such amendment does not materially and adversely affect the interests of any noteholder or any beneficial owner of the issuing entity.

The administration agreement may also be amended by the issuing entity and the administrator with the consent of the owner trustee (as owner trustee and in its individual capacity), the noteholders representing not less than 66 2⁄3% of the then-outstanding principal balance of the notes and us. However, without the consent of all of the noteholders, no amendment of the administration agreement may increase or decrease in any manner the amount of, or accelerate or delay the timing of, collections of payments on the receivables or distributions that are required to be made for the benefit of the noteholders, or reduce the percentage of the outstanding principal balance of the notes, the holders of which are required to consent to any amendment.

The Trust Agreement

The Owner Trustee

The owner trustee is Wilmington Trust Company. Wilmington Trust Company is a Delaware corporation with trust powers incorporated in 1903. Wilmington Trust Company’s principal place of business is located at 1100 North Market Street, Wilmington, Delaware, 19890. Since 1998, Wilmington Trust Company has served as owner trustee in numerous asset-backed securities transactions involving credit card receivables.

On May 11, 2011, after receiving all required shareholder and regulatory approvals, Wilmington Trust Company, through a merger, became a wholly-owned subsidiary of M & T Bank Corporation, a New York corporation. Wilmington Trust Company is subject to various legal proceedings that arise from time to time in the ordinary course of business. Wilmington Trust Company does not believe that the ultimate resolution of any of these proceedings will have a materially adverse effect on its services as owner trustee.

Wilmington Trust Company has provided the above information for purposes of complying with Regulation AB. Other than the above two paragraphs, Wilmington Trust Company has not participated in the preparation of, and is not responsible for, any other information contained in this prospectus.

The Transferor Interest

We are the beneficial owner of the trust. Our beneficial ownership interest in the trust is referred to as the Transferor Interest. The Transferor Interest represents an undivided beneficial interest in the trust estate subject to the lien of indenture trustee in favor of the noteholders created under the indenture, including the right to receive collections with respect to the receivables arising in credit card accounts designated to the trust at the times and in the amount specified in the indenture and any indenture supplement to be paid to the holder of the Transferor Interest. The Transferor Interest is an uncertificated interest.

Restrictions on Transfer; Supplemental Interests

We have the right, from time to time, to transfer a portion of the Transferor Interest by causing the issuance of one or more additional interests (each a “supplemental interest”), which shall be in uncertificated form. We have agreed that we will not sell or otherwise transfer any portion of the Transferor Interest necessary to maintain the seller’s interest unless such sale or transfer is to a Permitted Transferee Assignee. The form and terms of each supplemental interest will be defined in a supplement to the trust agreement.

The issuance of a supplemental interest or any exchange or transfer of a supplemental interest, is subject to the satisfaction of the conditions, as follows:

•

we shall deliver an officer’s certificate to owner trustee and the sponsor, dated as of date of such exchange or transfer certifying that either (a) the transferee is a Permitted Affiliate Transferee or (B) if the transferee is not a Permitted Affiliate Transferee, that the issuance of the supplemental interest to the transferee will not cause the seller’s interest, after giving effect to the issuance of the supplemental interest, to be less than the required amount;

•	the Rating Agency Condition is satisfied;

•	we deliver a tax opinion to the owner trustee, indenture trustee and each Hired Agency relating to the issuance of the supplemental interest; and

•

we deliver an opinion of counsel to the effect such action, assignment, participation, pledge or other disposition does not require the registration of the supplemental interest under the Securities Act or any state securities law except for any such registration that has been duly completed and become effective.

To the extent any supplement to the trust agreement amends any of the terms of the trust agreement, we are also required to satisfy the conditions set forth in “—Amendments” below.

We may transfer the Transferor Interest, in its entirety, to a Permitted Affiliate Transferee who is a member of the “affiliated group” as defined in Section 1504(a)of the Code of which we are a member, without the consent of the holders of any series of notes, provided that,

•	the Rating Agency Condition is satisfied;

•	we deliver a tax opinion of the type described in bullet point 3 in the second preceding paragraph;

•	we deliver an opinion of counsel of the type described in bullet point 4 in the second preceding paragraph;

•	we deliver an officer’s certificate to the indenture trustee to the effect the Transferor Interest shall not be less than the Minimum Transferor Interest; and

•	the transferee assumes, in a supplement or amendment to the trust agreement, the rights and obligations of the transferor under the trust agreement and the other transaction documents.

Duties and Responsibilities of Owner Trustee

The owner trustee has agreed to hold in trust, for our use and benefit, the assets transferred to the issuing entity under the transfer and servicing agreement.

The owner trustee is authorized, but is not obligated, to take all actions required of the issuing entity under the transfer and servicing agreement, the indenture and any indenture supplement, or any related agreement. The owner trustee will be deemed to have fulfilled its duties and responsibilities under the trust agreement or any other related agreement to the extent the administrator has agreed in the administration agreement to perform those duties or responsibilities and the owner trustee will not be liable for the failure of the administrator to carry out its obligations under the administration agreement.

The owner trustee will not take any of the following actions unless the owner trustee has notified us, as holder of the Transferor Interest, of the proposed action and we have not notified the owner trustee in writing prior to the 30th day after receipt of the notice that we object to the proposed action:

•

the initiation of any claim or lawsuit by the issuing entity and the settlement of any action, claim or lawsuit brought by or against the issuing entity, in each case except with respect to claims or lawsuits for collection of the issuing entity’s assets;

•	the election by the issuing entity to file an amendment to its certificate of trust (unless required by law);

•	the amendment of the indenture;

•

the amendment, change or modification of the administration agreement, except to cure any ambiguity or to amend or supplement any provision in a manner, or add any provision, that would not materially adversely affect our interests, as holder of the Transferor Interest; or

•

the appointment pursuant to the indenture of a successor transfer agent and registrar or indenture trustee, or the consent to the assignment by the transfer agent and registrar, administrator or indenture trustee of its obligations under the indenture.

To the extent not inconsistent with the trust agreement or any other related document, we, as holder of the Transferor Interest, and the administrator may direct the owner trustee in the management of the issuing entity.

Limitations on Owner Trustee’s Liability

The owner trustee will not be liable under the trust agreement for any error of judgment made in good faith by the owner trustee.

The owner trustee will also not be liable for any action taken or not taken by the owner trustee in accordance with our instructions or the instructions of the administrator.

No provision of the trust agreement or any related agreement requires the owner trustee to expend or risk funds or otherwise incur any personal financial liability in the exercise or performance of any of its duties, rights or powers under the trust agreement or any related agreement, if the owner trustee has reasonable grounds for believing that repayment of the funds or adequate indemnity against the risk or liability is not provided or reasonably assured.

Under no circumstances will the owner trustee be personally liable for indebtedness evidenced by or arising under the indenture or any of the related agreements, including principal or interest on the notes.

The owner trustee will not be personally responsible for or in respect of the validity or sufficiency of the trust agreement, the due execution thereof by us or the form, character, genuineness, sufficiency, value or validity of any of the issuing entity assets, the transaction documents, the notes or the Transferor Interest, and the owner trustee will in no event assume or incur any personal liability, duty, or obligation to any noteholder, us, any other holder of the Transferor Interest or any other person, other than as expressly provided for in the trust agreement or as expressly agreed to in the other transaction documents.

The owner trustee will not be personally liable for the default or misconduct of, and will have no duty to monitor the performance of, us, the servicer, the administrator or the indenture trustee or any other person under any of the transaction documents or otherwise, and the owner trustee will have no obligation or personal liability to perform the obligations of the issuing entity under the transaction documents, including those that are required to be performed by administrator under the administration agreement, the indenture trustee under the indenture or the servicer under the transfer and servicing agreement.

The owner trustee will be under no obligation to exercise any of the rights or powers vested in it by the trust agreement for the issuing entity, or to institute, conduct or defend any litigation under the trust agreement or otherwise or in relation to any transaction document, at the request, order or direction of us unless we offer to the owner trustee security or indemnity satisfactory to it against the costs, expenses and liabilities that may be incurred by the owner trustee. The right of the owner trustee to perform any discretionary act under the trust agreement or in any other transaction document may not be construed as a duty, and the owner trustee will only be answerable for its gross negligence, bad faith or willful misconduct in the performance of any discretionary act.

The owner trustee will not be required to take any action in any jurisdiction other than in the State of Delaware if the taking of such action will (i) require the registration with, licensing by or the taking of any other similar action in respect of, any state or other governmental authority or agency of any jurisdiction other than the State of Delaware by or with respect to the owner trustee; (ii) result in any fee, tax or other governmental charge under the laws of any jurisdiction or any political subdivisions thereof in existence on the date hereof other than the State of Delaware becoming payable by the owner trustee; or (iii) subject the owner trustee to personal jurisdiction in any jurisdiction other than the State of Delaware for causes of action arising from acts unrelated to the consummation of the transactions by the owner trustee contemplated by the trust agreement. The owner trustee will be entitled to obtain advice of counsel (which advice shall be at our expense) to determine whether any action required to be taken pursuant to the trust agreement results in the consequences described in clauses (i), (ii) and (iii) of the preceding sentence. In the event that said counsel advises the owner trustee that such action will result in such consequences, we will appoint an additional trustee pursuant to the trust agreement to proceed with such action.

Compensation and Indemnification of Owner Trustee

We will pay the owner trustee a fee as compensation for its services under the trust agreement and will reimburse the owner trustee for its reasonable expenses. We have also agreed to indemnify the owner trustee and its successors, assigns, directors, officers, agents, employees and servants from and against any and all liabilities, obligations, losses, damages, taxes, claims, actions and suits and all reasonable costs, expenses and disbursements which may be imposed in connection with the trust agreement, the related agreements, the issuing entity’s assets and the administration of the issuing entity’s assets, or the action or inaction of the owner trustee under the trust agreement. However, we will not be liable to the owner trustee or any other indemnified party for any liability or expense arising from the indemnified party’s willful misconduct, fraud or negligence or, with respect to the owner trustee, the inaccuracy of any representation or warranty made by the owner trustee in the trust agreement.

Resignation or Removal of Owner Trustee; Eligibility

The owner trustee may resign at any time by giving written notice to us. Upon receiving notice of the resignation of the owner trustee, we will promptly appoint a successor owner trustee. If no successor owner trustee has been appointed within 60 days after the owner trustee gives notice of its resignation, the resigning owner trustee may petition any court of competent jurisdiction for the appointment of a successor owner trustee.

The owner trustee must at all times;

(1)	have its principal place of business in the State of Delaware;

(2)	be authorized to exercise trust powers;

(3)	have a combined capital and surplus of at least $50 million and be subject to the supervision or examination by Federal or state authorities; and

(4)

have, or have a parent that has, a rating of at least “Baa3” by Moody’s, or at least “BBB-” by Standard & Poor’s, or at least “BBB-” by Fitch or otherwise have a rating satisfactory to each Hired Agency.

If the owner trustee ceases to meet the eligibility requirements described in the preceding paragraph and fails to resign after receiving notice of its ineligibility from us, or if the owner trustee becomes legally unable to act or certain bankruptcy or insolvency related events occur with respect to the owner trustee (although this provision may not be enforceable), then we may remove the owner trustee and appoint a successor owner trustee.

Any resignation or removal of the owner trustee will not become effective until the acceptance of appointment of a successor owner trustee, in case of removal, and payment of all fees and expenses owed to the outgoing owner trustee.

Amendments

The trust agreement may be amended by us and the owner trustee, without the consent of the noteholders of any series to cure any ambiguity, to correct or supplement any provisions of the trust agreement or to add any other provisions concerning matters or questions raised under the trust agreement that are not inconsistent with the provisions of the trust agreement, so long as the amendment does not materially and adversely affect the interests of any noteholder, as evidenced by an officer’s certificate delivered by us to the owner trustee and the indenture trustee. In addition, the trust agreement may be amended by us and the owner trustee, without the consent of the noteholders of any series, for the purpose of adding any provisions to or changing in any manner or eliminating any provision of the trust agreement or modifying in any manner the rights of the noteholders; provided, that the Rating Agency Condition is satisfied and we have delivered an officer’s certificate to the effect that the amendment will not materially and adversely affect the interests of any noteholder and a legal opinion to the effect that the amendment will not cause the issuing entity to be classified as an association (or publicly traded partnership) taxable as a corporation for federal income tax purposes. Additionally, the trust agreement will be amended by us and the owner trustee, without the consent of the noteholders or the indenture trustee, to add, modify or eliminate such provisions as may be necessary or advisable in order to enable all or a portion of the trust to avoid the imposition of state or local income or franchise taxes imposed on the trust’s property or its income so long as the Rating Agency Condition is satisfied, we have delivered an officer’s certificate to the effect the proposed amendments meet the requirements set forth in the trust agreement with respect to such amendments and the proposed amendments do not affect the rights, benefits, protections, privileges, immunities, duties or obligations of the owner trustee under the trust agreement.

The trust agreement may also be amended by us and the owner trustee with the consent of the indenture trustee and noteholders representing more than 66 2⁄3% of the then-outstanding principal balance of the notes. However, without the consent of all noteholders, no amendment to the trust agreement may increase or reduce in any manner the amount of, or accelerate or delay the timing of, distributions that are required to be made for the benefit of the noteholders or reduce the percentage of the outstanding principal balance of the notes, the holders of which are required to consent to any amendment. Additionally, an opinion of counsel is required to be provided to the owner trustee and indenture trustee indicating that such an amendment will not cause the issuing entity to be classified as an association (or a publicly traded partnership) taxable as a corporation for federal income tax purposes.

Credit Enhancement

For any series, credit enhancement may be provided with respect to one or more of the related classes. Credit enhancement may be in the form of setting the collateral amount for that series at an amount greater than the initial principal amount of the notes in that series, the subordination of one or more classes of the notes of that series, a letter of credit, the establishment of a cash collateral guaranty or account, a derivative agreement, a surety bond, an insurance policy, a spread account, a reserve account or the use of cross support features as described in the following sentence, or any combination of these. If so specified in the prospectus for a series of notes, a series may be included in a group for purposes of sharing collections of finance charge receivables and/or collections of principal receivables with other series in its group, as described under “Description of the Notes—Shared Excess Finance Charge Collections” and “—Shared Principal Collections.” If so specified in the prospectus for any series, any form of credit enhancement may be structured so as to be drawn upon by more than one class to the extent described in the prospectus. Any credit enhancement that constitutes a guarantee of the applicable notes will be separately registered under the Securities Act unless exempt from registration under the Securities Act.

In the prospectus for each series, we will describe the amount and the material terms of the related credit enhancement. Often, the credit enhancement will not provide protection against all risks of loss and will not guarantee repayment of the entire principal balance of the notes and interest thereon. If losses occur which exceed the amount covered by the credit enhancement or which are not covered by the credit enhancement, noteholders will bear their allocable share of deficiencies.

If credit enhancement is provided with respect to a series, this prospectus will include a description of:

•	the amount payable under that credit enhancement;

•	any conditions to payment not described here;

•	the conditions, if any, under which the amount payable under that credit enhancement may be reduced and under which that credit enhancement may be terminated or replaced; and

•	any material provision of any agreement relating to that credit enhancement.

This prospectus may also set forth additional information with respect to any credit enhancement provider, including:

•	a brief description of its principal business activities;

•	its principal place of business, place of incorporation and the jurisdiction under which it is chartered or licensed to do business;

•	if applicable, the identity of regulatory agencies which exercise primary jurisdiction over the conduct of its business; and

•	its total assets, and its stockholders’ or policy holders’ surplus, if applicable, and other appropriate financial information as of the date specified in this prospectus.

If so specified in this prospectus, credit enhancement with respect to a series may be available to pay principal of the notes of that series following the occurrence of one or more pay out events with respect to that series. In this event, the credit enhancement provider will have an interest in the cash flows in respect of the receivables to the extent described in this prospectus.

Subordination

If so specified in this prospectus, one or more classes of any series will be subordinated as described in this prospectus to the extent necessary to fund payments with respect to the senior notes. The rights of the holders of these subordinated notes to receive distributions of principal and/or interest on any distribution date for that series will be subordinate in right and priority to the rights of the holders of senior notes, but only to the extent set forth in this prospectus. If so specified in this prospectus, subordination may apply only in the event that a specified type of loss is not covered by another credit enhancement.

This prospectus will also set forth information concerning:

•	the amount of subordination of a class or classes of subordinated notes in a series;

•	the circumstances in which that subordination will be applicable;

•	the manner, if any, in which the amount of subordination will decrease over time; and

•	the conditions under which amounts available from payments that would otherwise be made to holders of those subordinated notes will be distributed to holders of senior notes.

If collections of receivables otherwise distributable to holders of a subordinated class of a series will be used as support for a class of another series, this prospectus will specify the manner and conditions for applying that cross-support feature.

Letter of Credit

If so specified in this prospectus, support for a series or one or more of the related classes will be provided by one or more letters of credit. A letter of credit may provide limited protection against some losses in addition to or in lieu of other credit enhancement. The issuer of the letter of credit, will be obligated to honor demands with respect to that letter of credit, to the extent of the amount available thereunder, to provide funds under the circumstances and subject to any conditions as are specified in this prospectus.

The maximum liability of the issuer of a letter of credit under its letter of credit will generally be an amount equal to a percentage specified in this prospectus of the initial collateral amount of a series or a class of that series. The maximum amount available at any time to be paid under a letter of credit will be set forth in this prospectus. .

Cash Collateral Guaranty, Cash Collateral Account or Excess Collateral

If so specified in this prospectus, support for a series or one or more of the related classes will be provided by the following:

•	a cash collateral guaranty, secured by the deposit of cash or permitted investments in a cash collateral account, reserved for the beneficiaries of the cash collateral guaranty;

•	a cash collateral account; or

•	a collateral amount in excess of the initial principal amount of the notes for that series.

We refer to the undivided interest in the trust as a collateral interest. The amounts on deposit in the cash collateral account or available under the cash collateral guaranty may be increased under the circumstances described in this prospectus which may include:

•	we may elect to apply collections of principal receivables allocable to the excess collateral to decrease the excess collateral;

•	collections of principal receivables allocable to the excess collateral may be required to be deposited into the cash collateral account; and

•	excess collections of finance charge receivables may be required to be deposited into the cash collateral account.

The amount available from the cash collateral guaranty, the cash collateral account and any excess collateral will be limited to an amount specified in this prospectus. This prospectus will set forth the circumstances under which payments are made to beneficiaries of the cash collateral guaranty from the cash collateral account or from the cash collateral account directly.

Derivative Agreements

If so specified in this prospectus, a series or one or more classes may have the benefits of one or more derivative agreements, which may be a currency or interest rate swap, a cap (obligating a derivative counterparty to pay all interest in excess of a specified percentage rate), a collar (obligating a derivative counterparty to pay all interest below a specified percentage rate and above a higher specified percentage rate) or a guaranteed investment contract (obligating a derivative counterparty to pay a guaranteed rate of return over a specified period) with various counterparties. In general, the issuing entity will receive payments from counterparties to the derivative agreements in exchange for the issuing entity’s payments to them, to the extent required under the derivative agreements. The specific terms of a derivative agreement applicable to a series or class of notes and a description of the related counterparty will be included in this prospectus.

Surety Bond or Insurance Policy

If so specified in this prospectus, insurance with respect to a series or one or more of the related classes will be provided by one or more insurance companies. This insurance will guarantee, with respect to one or more classes of the related series, distributions of interest or principal in the manner and amount specified in this prospectus.

If so specified in this prospectus, a surety bond will be purchased for the benefit of the holders of any series or class of that series to assure distributions of interest or principal with respect to that series or class of notes in the manner and amount specified in this prospectus.

If an insurance policy or a surety bond is provided for any series or class, the provider of the insurance policy or surety bond will be permitted to exercise the voting rights of the noteholders of the applicable series or class to the extent described in the prospectus for that series. For example, if specified in the related prospectus, the provider of the insurance policy or surety bond, rather than the noteholders of that series, may have the sole right to:

•	consent to amendments to the indenture, the transfer and servicing agreement or any other document applicable to that series;

•	if an event of default occurs, accelerate the notes of that series or direct the indenture trustee to exercise any remedy available to the noteholders; or

•	waive any event of default for that series.

Spread Account

If so specified in this prospectus, support for a series or one or more of the related classes will be provided by an initial cash deposit and/or by the periodic deposit of all or a portion of available excess cash flow from the trust assets into a spread account intended to assist with subsequent distribution of interest and principal on the notes of that class or series in the manner specified in this prospectus.

Reserve Account

If so specified in this prospectus, support for a series or one or more of the related classes or any related enhancement will be provided by a reserve account. The reserve account may be funded, to the extent provided in this prospectus, by an initial cash deposit, the retention of a portion of periodic distributions of cash flow from the trust assets otherwise payable to one or more classes of notes, including the subordinated notes, or the provision of a letter of credit, guarantee, insurance policy or other form of credit or any combination of these arrangements. The reserve account will be established to assist with the subsequent distribution of principal or interest on the notes of that series or the related class or any other amount owing on any related enhancement in the manner provided in this prospectus.

The Receivables Purchase Agreement

The following is a summary of the material terms of the receivables purchase agreement entered into by the bank and us. The receivables purchase agreement is filed as an exhibit to the registration statement of which this prospectus is a part.

Sale of Receivables

The bank previously transferred some of the receivables in the accounts currently designated to the trust directly to the trust under the pooling and servicing agreement. Under the receivables purchase agreement, the bank sold or contributed the remaining receivables in the accounts designated to the trust to us and, in the future, may sell or contribute to us receivables in additional accounts as of the related addition dates.

Representations and Warranties

In the receivables purchase agreement, the bank represents and warrants to us as of the effective date of the receivables purchase agreement and, with respect to additional accounts, as of the date each additional account is designated, that, among other things:

•

each account is an Eligible Account as of the date it is designated, each receivable in an additional account is an Eligible Receivable as of the date such additional account is designated and, with respect to all accounts, each new receivable is an Eligible Receivable on the date it is created;

•	the account schedule and information contained therein is accurate and complete in all material respects as of the date specified;

•

each receivable has been conveyed to us free and clear of any liens, other than liens permitted by the receivables purchase agreement, and in compliance in all material respects with all applicable laws;

•	it owns all right, title and interest in each such receivable and has the right to transfer it to us; and

•	all required governmental approvals in connection with the transfer of each such receivable to us have been obtained.

In the event of a breach of any of these representations and warranties (or any of the similar representations and warranties made by the bank prior to the effective date of the receivables purchase agreement, including a representation that each receivable existing on the effective date of the receivables purchase agreement was an Eligible Receivable on the day it was created or the day it was transferred to the trust) which results in the requirement that we accept retransfer of an ineligible receivable under the transfer and servicing agreement, we can require the bank to repurchase that ineligible receivable on the date of the retransfer. The purchase price for the ineligible receivables will be the purchase price paid or, for receivables which were transferred directly to the trust, the outstanding principal amount of those receivables.

In the receivables purchase agreement, the bank will also make representations and warranties to us as to:

•	the bank’s valid existence and good standing as a national banking organization and its ability to perform its obligations under each transaction document;

•	the bank’s qualification to do business and good standing and its possession of necessary licenses and approvals in each jurisdiction necessary to conduct its business;

•	the due authorization, execution, delivery and performance of the receivables purchase agreement;

•	the enforceability of the receivables purchase agreement against the bank as a legal, valid and binding obligation; and

•

the effectiveness of the receivables purchase agreement governing the bank’s transfer of the receivables to us as a valid sale, transfer and assignment of its ownership interest in the receivables, other than liens permitted by the receivables purchase agreement.

If, after any applicable cure period, the breach of any of the representations or warranties described in this paragraph results in our obligation under the transfer and servicing agreement to accept retransfer of ineligible receivables of a series, we can require the bank to repurchase the ineligible receivables retransferred to us, for an amount of cash equal to the outstanding principal balance of such series as of the last day of the monthly period preceding the reassignment, less previously allocated or paid principal to such series, plus interest accrued but unpaid.

[For information relating to the bank’s financial condition, see “Annex I: Repurchase of Receivables” included at the end of this prospectus.]

Covenants

In the receivables purchase agreement, the bank covenants that it will comply with and perform its obligations under the credit card agreements relating to the accounts and under its written policies and procedures relating to the operation of its credit card business and its credit card customers and all applicable rules and regulations of VISA USA, Inc. and MasterCard International Incorporated relating to the accounts unless the failure to do so would not have a material adverse effect on the rights and interests of the issuing entity or the indenture trustee or the rights of the noteholders. The bank may change the terms and provisions of the credit card agreements or policies and procedures relating to the operation of its credit card business and its credit card customers in any respect, including the reduction of the required minimum monthly payment, the calculation of the amount, or the timing of, charge-offs and finance charges and other fees, but only if such change:

(a)	would not, in the bank’s reasonable belief cause a pay out event to occur, and

(b)

is made to a substantial portion of a comparable segment of the bank’s revolving credit card accounts which have characteristics the same as, or substantially similar to, the accounts subject to such change, except as otherwise restricted by an agreement between the bank and an unrelated third party or by the terms of the credit card agreements.

However, clause (b) shall be deemed to be satisfied at any time the Transferor Interest exceeds 14% of principal receivables in the accounts designated to the trust.

The bank also covenants that it will not reduce the finance charges and other fees on the accounts, if as a result of the reduction, its reasonable expectation of the portfolio yield for any series as of the time of the reduction would be less than the base rate for that series, except as required by law or as the bank deems necessary to maintain its credit card business based on a good faith assessment of the nature of the competition in the credit card business.

Amendments

The receivables purchase agreement may be amended without the consent of the noteholders. However, no amendment may adversely affect in any material respect the interests of any noteholders. The parties to the receivables purchase agreement will not be permitted to amend the purchase price for receivables or change any obligation of us or the bank under the receivables purchase agreement unless the Rating Agency Condition is satisfied.

Termination

The receivables purchase agreement will terminate immediately after the issuing entity terminates. In addition, if a receiver or conservator is appointed for the bank or we become a debtor in a bankruptcy case or other specified liquidation, bankruptcy, insolvency or similar events occur or the bank becomes unable for any reason to transfer receivables to us in accordance with the receivables purchase agreement, we will immediately cease to purchase receivables under the receivables purchase agreement.

The bank under the receivables purchase agreement will indemnify the issuing entity, the owner trustee and the indenture trustee for any losses suffered as a result of actions or omissions or alleged acts or omissions arising out of or based upon the arrangement created by the receivables purchase agreement or any supplement or any other transaction document, including any judgment, award, settlement, reasonable attorney’s fees and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding or claim, except in each case, for losses resulting from fraud, negligence, or willful misconduct by the indemnified person. The bank will not indemnify the issuing entity or any other person for:

•	any liabilities, costs or expenses arising from any action taken by the indenture trustee at the direction of noteholders;

•

any losses, claims or damages incurred by the indemnified party, as owners of secured notes, for example, as a result of the performance of the receivables, market fluctuations, a shortfall or failure to make payment under any enhancement or other similar market or investment risks associated with ownership of secured notes; and

•

for any liabilities, costs or expenses arising under any tax law, including any federal, state, local or foreign income or franchise taxes or any other tax imposed on or measured by income or any related penalties or interest, required to be paid by the issuing entity or the noteholders.

No indemnity payments by the bank will be paid from the assets of the issuing entity. The bank will be entitled to participate in, and assume the defense of and negotiate the settlement of, any action or proceeding that involves an indemnified party. If the bank assumes the defense of any action or proceeding involving an indemnified party, the bank under most circumstances will not be liable to the indemnified party for any legal fees or disbursements subsequently incurred by such party in connection with the defense thereof.

Asset Representations Reviewer

FTI Consulting, Inc, a Maryland corporation, has been appointed as the asset representations reviewer pursuant to an asset representations review agreement among the bank, depositor, servicer, issuing entity and the asset representations reviewer. FTI Consulting, Inc. is referred to in this prospectus as the asset representations reviewer.

The asset representations reviewer is not affiliated with the bank, the depositor, the issuing entity, the indenture trustee or the owner trustee or any of their affiliates, nor has the asset representations reviewer been hired by the bank or an underwriter to perform any pre-closing due diligence work on the receivables. If the asset representations reviewer becomes affiliated with the bank, the depositor, the issuing entity, the indenture trustee or the owner trustee or any of their affiliates at any time while the Series 20[●]-[●] notes are outstanding, the asset representations reviewer will resign and, upon the appointment of a successor asset representations reviewer, will be replaced. FTI Consulting, Inc is a global business advisory firm dedicated to helping organizations protect and enhance their enterprise value. FTI Consulting, Inc. has significant experience in the securitization sector, including acting as a securitization control party or administrator, and providing collateral analysis, valuation and due diligence services. FTI Consulting, Inc. currently acts as an asset representations reviewer for other credit card receivables securitization programs, but had not acted as an asset representations reviewer prior to the effectiveness of Regulation AB II.

For a description of the duties and obligations of the asset representations reviewer under the asset representations agreement, see “New Requirements for SEC Shelf Registration—Asset Representations Reviews—Asset Reviews” in this prospectus.

New Requirements for SEC Shelf Registration

The SEC has adopted certain new transaction requirements that we must satisfy in connection with each offering of notes (referred to as a takedown) from a shelf registration statement, including the offering of the Series 20[●]-[●] notes. These new transaction requirements include:

•

a requirement to file a certification by the chief executive officer (CEO) of the depositor at the time of each such takedown concerning the disclosure contained in the related prospectus and the structure of the securitization; and

•

a requirement that the underlying transaction agreements relating to each such takedown include certain provisions that are intended to help noteholders enforce repurchase obligations contained in those agreements, as follows:

•

a provision requiring the appointment of an asset representations reviewer to review certain receivables comprising the trust portfolio for compliance with representations and warranties about those receivables once a specified level of delinquencies and specified investor action has occurred;

•

a provision requiring specified dispute resolution procedures to address a repurchase request that remains unresolved more than 180 days after the request was made pursuant to the terms of the underlying transaction agreements; and

•

a provision to provide for the reporting of requests by holders or note owners of a series of notes to communicate with holders or note owners of the same series of notes or other series of notes in connection with the exercise of their rights under the terms of those notes.

CEO Certification

The transferor, on behalf of the issuing entity, will file the CEO certification relating to the offering of the Series 20[●]-[●] notes with the SEC under cover of Form 8-K on or before the date that the final prospectus is required to be filed, which is no later than the second business day following the date the final prospectus is first used. The certification is an expression of the CEO’s current belief only and is not a guarantee of the future performance of the receivables comprising the trust portfolio or the Series 20[●]-[●] notes. Future developments, including developments relating to the risks and uncertainties disclosed in this prospectus, could adversely affect the performance of the receivables and the Series 20[●]-[●] notes and could cause the CEO’s views on the matters addressed in the certification to change. The certification should not be construed as in any way mitigating or discounting those risks and uncertainties through the structuring of the securitization or otherwise. We undertake no obligation to update you if, as a result of facts or events arising after the date of this prospectus, the CEO’s views on the matters addressed in the certification were to change.

Asset Representations Review

In General. As discussed under “The Trust Portfolio,” “Description of the Notes—Representations and Warranties” and “The Receivables Purchase Agreement—Representations and Warranties” in this prospectus, the bank and the depositor make certain representations and warranties regarding the eligibility of the transferred receivables and the related accounts under the transfer and servicing agreement and the receivables purchase agreement, respectively. The asset representations reviewer will be responsible for reviewing the transferred receivables and the related accounts for compliance with the representations and warranties regarding whether a receivable is an Eligible Receivable and whether the related credit card account is an Eligible Account (collectively, the “Pool Asset Representations”), when the following asset review conditions have been satisfied.

A review would be required upon the occurrence of both of the following trigger events:

•

first, the average for any three consecutive calendar months of the delinquency rates for receivables in the trust portfolio that are 60 or more days delinquent, measured as of the end of the related monthly periods, equals or exceeds the delinquency trigger rate, as that rate may be reviewed and adjusted from time to time as described under “—Delinquency Trigger” below (and subject to the additional requirements and conditions described under “—Delinquency Trigger” below); and

•

second, if that delinquency trigger has occurred, then the asset representations reviewer is directed by vote of the noteholders to perform a review, as follows (and subject to the additional requirements and conditions described under “—Voting Trigger” below):

•

within 90 days following the date on which the issuing entity reports in its distribution report on Form 10-D that the delinquency trigger has occurred, noteholders holding at least 5% of the aggregate unpaid principal amount of all outstanding notes under the indenture submit a written petition to us and the indenture trustee directing that a vote be taken on whether to initiate a review; and

•

if the requisite percentage of noteholders direct within the prescribed 90-day petition period that a vote be taken, then the indenture trustee will be required to conduct a solicitation of votes in accordance with the voting procedures described below and, in a vote in which an asset review quorum participates, noteholders holding more than 50% of the aggregate unpaid principal amount of all notes casting a vote must direct that a review be undertaken.

Delinquency Trigger. For purposes of the delinquency trigger described above, the delinquency rate for any calendar month will be calculated as the ratio (expressed as a percentage) of the aggregate dollar amount of receivables in the trust portfolio that are 60 or more days delinquent to the aggregate dollar amount of all of the receivables in the trust portfolio, measured as of the end of the related monthly period. For purposes of this delinquency rate calculation, the aggregate dollar amount of receivables in the trust portfolio that are 60 or more days delinquent does not include receivables that are charged off as uncollectible.

In determining the delinquency trigger, including the delinquency trigger rate, we sought to identify a circumstance when rising delinquencies might begin to cause a reasonable noteholder concern that the receivables comprising the trust portfolio might not have complied with the representations and warranties concerning those receivables made in the transfer and servicing agreement and the receivables purchase agreement.

We determined to use the delinquency rate for receivables that are 60 or more days delinquent because it is a relatively stable metric by which to measure nonperforming assets at different points in time. We determined to use a rolling three-month average of that delinquency rate because it is a measure of nonperforming assets over a period of time and is, therefore, a better measure of the significance of that nonperformance than is a measure of nonperforming assets at any particular point in time.

The “delinquency trigger rate” will initially equal [●]%, which percentage will be reviewed and may be adjusted as described further below. In determining the delinquency trigger rate, we considered two primary factors: (i) the historical peak delinquency rate for receivables in the trust portfolio that are 60 or more days delinquent and (ii) the history of repurchase demands for receivables in the trust portfolio where the breach of a representation or warranty had been asserted. During the period from inception of First Bankcard Master Credit Card Trust in August 1, 1995 to [●][●], 20[●]4, the historical peak delinquency rate for receivables in the trust portfolio that are 60 or more days delinquent was [4.285]%. During that same period, neither the indenture trustee nor any noteholder has made a repurchase demand or asserted a breach of a representation or warranty concerning the receivables. We believe that delinquency rates that do not exceed the historical peak rate by a reasonable margin are far less likely to bear either a causal or a correlative relationship to any putative or actual breaches of representations and warranties concerning delinquent receivables, particularly in the case of the issuing entity, where no repurchase demand has ever been made nor breach of a representation or warranty been asserted. Based on these considerations and as specified above, we set the initial delinquency trigger rate at [●]%, determined by multiplying the historical peak rate of [4.285]% by a factor of two, which we believe to be an appropriate multiple for a securitization platform that was established more than [●] years ago and with no history of repurchase demands.

The delinquency trigger rate will be reviewed and may be adjusted upon the occurrence of any of the following events:

(i)	the filing of a new registration statement with the SEC relating to any notes to be offered and sold from time to time by us, on behalf of the issuing entity; and

(ii)

a change in law or regulation (including any new or revised interpretation of an existing law or regulation) that, in our judgment, could reasonably be expected to have a material effect on the delinquency rate for cardholder payments on the credit card accounts comprising the trust portfolio or the manner by which delinquencies are defined or determined; provided, however, that, for so long as a delinquency trigger has occurred and is continuing, a review of the delinquency trigger rate that would otherwise be required as specified above will be delayed until the date on which the trust first reports in its distribution report on Form 10- D that the delinquency trigger is no longer continuing.

In the case of a review undertaken upon the occurrence of an event described in clause (i) above, we may increase or decrease the delinquency trigger rate by any amount we reasonably determine to be appropriate based on the composition of the trust portfolio at the time of the review. For the avoidance of doubt and with respect to clause (i) above, the delinquency trigger rate may be reviewed and adjusted upon the filing of a new shelf registration statement and not upon the filing of a post-effective amendment to a prior shelf filing. In the case of a review undertaken upon the occurrence of an event described in clause (ii) above, we may increase or decrease the delinquency trigger rate by any amount we reasonably determine to be appropriate as a result of the related change in law or regulation. Any adjustment to the delinquency trigger rate will be disclosed in the trust’s distribution report on Form 10-D for the distribution period in which the adjustment occurs, which report will include a description of how the adjusted delinquency trigger rate was determined to be appropriate.

Voting Trigger. For purposes of the voting trigger described above and for the sole purpose of determining whether the requisite percentage of noteholders have given any direction, notice, or consent,

(i) any notes which are owned by the issuing entity, the bank, the servicer, us, or any other holder of the Transferor Interest, the asset representations reviewer, or any of our or their respective affiliates will be disregarded and deemed not to be outstanding, except that, in determining whether the indenture trustee shall be protected in relying upon any such direction, notice or consent, only notes that the indenture trustee knows to be so owned shall be so disregarded;

[4]	Insert month and year relating to the most recently completed distribution period for which a Form 10-D has been filed prior to the date of the prospectus.

(ii) any notes so owned that have been pledged in good faith will not be disregarded and may be regarded as outstanding if the pledgee establishes to the indenture trustee’s satisfaction the pledgee’s right so to act with respect to such notes and that the pledgee is not the issuing entity, the bank, the servicer, us, any other holder of the Transferor Interest, the asset representations reviewer, or any of our or their respective affiliates; and

(iii) if any noteholder who seeks to give a direction, notice or consent is not a record holder as reflected in the note register, the indenture trustee will require such noteholder to provide verification documents to confirm that it is the beneficial owner of notes and such verification documents may include (A) a written certification from such noteholder to the effect it is the beneficial owner of a specified amount of outstanding notes and (B) one other form of documentation, such as a trade confirmation, an account statement, a letter from a broker-dealer that is acceptable to the indenture trustee or any other form that is acceptable to the indenture trustee, showing that the noteholder is the beneficial owner of the specified amount of outstanding notes.

If the requisite percentage of noteholders direct that a vote be taken on whether to initiate a review, then the indenture trustee shall solicit a vote of the noteholders as to whether the asset representations reviewer shall conduct a review by (i) promptly providing notice of such direction to all noteholders by delivering notice of such direction to the noteholders at their addresses appearing on the note register and (ii) conducting a solicitation of the votes of the noteholders, which solicitation will remain open for a 90-day period which begins upon the date the indenture trustee delivered notice of the direction to the noteholders. With respect to any notes held in book-entry form through DTC and registered in the name of DTC’s nominee, the vote shall be conducted pursuant to the voting guidelines promulgated by DTC, as described under “—DTC Voting Guidelines” below.

If a vote in which an asset review quorum participates occurs within the 90-day period and noteholders holding more than 50% of the aggregate unpaid principal amount of the notes casting a vote direct that a review be undertaken, then the indenture trustee will be required to promptly provide notice to us, the servicer, the bank, and noteholders in the same manner as described above (a “Review Notice”), the servicer will promptly provide a copy of the Review Notice to the asset representations reviewer pursuant to the asset representations review agreement and an asset review will commence, as described below under “–Asset Review.” In addition, the depositor will include, in the issuing entity’s distribution report on Form 10-D relating to the monthly period in which the requisite percentage of noteholders voted to direct an asset review, a description of the events which occurred during such monthly period that triggered the asset review. In connection with the solicitation of votes to authorize an asset review as described above, an “asset review quorum” means noteholders evidencing at least 5.0% of the aggregate unpaid principal amount of all outstanding notes under the indenture.

The voting procedures relating to the voting trigger described above are subject to the following additional conditions:

First, as described above, once the delinquency trigger has occurred, a vote will be taken on whether to initiate a review only if the requisite percentage of noteholders direct within the prescribed 90-day petition period that a vote be taken. For so long as the delinquency trigger has occurred and is continuing, a new 90-day petition period will commence each month, beginning on the date on which the issuing entity reports in the related distribution report on Form 10-D that the delinquency trigger is continuing.

Second, subject to the additional requirements and conditions described in this section, if a petition to direct that a vote be taken, a vote itself, or an asset representations review is underway, noteholders may not initiate another petition, vote, or review unless and until the prior petition, vote, or review is completed. For this purpose —

•

a petition will be considered completed only (i) if the petition does not result in a vote, (ii) if a vote occurs, such vote does not result in a review, or (iii) if a review occurs, at such time as a summary of the asset representations reviewer’s report setting out the findings of its review is included in the issuing entity’s distribution report on Form 10-D, as described under “—Asset Review” below;

•

a vote will be considered completed only (i) if the vote does not result in a review or (ii) if a review occurs, at such time as a summary of the asset representations reviewer’s report setting out the findings of its review is included in the issuing entity’s distribution report on Form 10-D, as described under “—Asset Review” below; and

•

a review will be considered completed only at such time as a summary of the asset representations reviewer’s report setting out the findings of its review is included in the issuing entity’s distribution report on Form 10-D, as described under “—Asset Review” below.

DTC Voting Guidelines. DTC uses a proxy service for voting purposes. Once DTC is notified, it creates an electronic proxy. DTC transfers the right to vote with respect to the related securities via the proxy to the DTC participants that hold positions with respect to the securities in question as of the record date. A DTC participant is responsible for informing the beneficial owner of any action that requires a vote. The beneficial owner instructs the DTC participant via a proxy card or voting instruction form how to vote its interest, and the DTC participant then casts the vote in accordance with the instructions from the beneficial owner.

Asset Review. Once both triggers have occurred (i.e., the delinquency trigger rate has been reached or exceeded and noteholders have voted to conduct a review in accordance with the procedures described above), within 60 calendar days of its receipt of notice from the indenture trustee to the effect the requisite percentage of noteholders have directed that an asset review be undertaken, the servicer will deliver to the asset representations reviewer a current account schedule that identifies each credit card account designated to the trust portfolio with receivables that are 60 or more days delinquent, as reported in the issuing entity’s most recent distribution report on Form 10-D, together with each account’s receivables balance. We refer to the delinquent receivables in the credit card accounts identified in the account schedule hereafter as the “Subject Receivables.” Once the conditions for an asset review have been satisfied, if a Subject Receivable is reassigned to the depositor or bank pursuant to the terms of the transfer and servicing agreement or the receivables purchase agreement, as applicable, such receivable will no longer be a Subject Receivable.

Following its receipt of the Review Notice, the account schedule from the servicer, and access to the review materials, the asset representations reviewer will conduct a review of the Subject Receivables and the related credit card accounts (an “Asset Review”) for compliance with the Pool Asset Representations in order to determine, with respect to each Subject Receivable and the related credit card account, whether the Pool Asset Representations were accurate in all material respects. The servicer will grant the asset representations reviewer access to copies of review materials, such access being afforded without charge but only (i) upon reasonable request, (ii) during normal business hours, (iii) subject to the servicer’s normal security and confidentiality procedures and (iv) at offices designated by the servicer.

The Asset Review will consist of performing specific tests for each Pool Asset Representation and determining whether each test was passed or failed. If any test was performed in connection with a prior Asset Review, the asset representations reviewer will not perform such test again in connection with any additional Asset Review unless (i) there are receivables that have arisen in a Subject Account that have not previously been tested for compliance with the Pool Asset Representations relating to an Eligible Receivable or (ii) the asset representations reviewer has reason to believe that a prior Asset Review was conducted in a manner that would not have ascertained compliance with a specific Pool Asset Representation. The asset representations reviewer will include the determination of any previous determination in the review report for the current Asset Review. If the servicer notifies the asset representations reviewer that the Subject Receivables have been paid in full or repurchased before the review report is delivered, the asset representations reviewer will terminate the tests of those Subject Receivables and the review of those Subject Receivables will be considered complete.

The review tests were designed to determine whether Subject Receivables were not in compliance with the Pool Asset Representations made about them in the Receivables Purchase Agreement or the Transfer and Servicing Agreement. There may be multiple tests for each Pool Asset Representation. The Asset Review is not designed to determine why the obligor is delinquent or the creditworthiness of the obligor. The testing procedures may be modified from time to time if due to a change in the available data, the presentation or formatting thereof, or other considerations, there exists an alternative test and/or set of review materials that in the good faith determination of the servicer, the issuing entity and the asset representations reviewer are designed to produce at least as accurate a determination with compliance with one or more of the Pool Asset Representations as the test or review materials being replaced.

The asset representations reviewer will conduct the Asset Review based on information contained in review materials and other generally available information. Therefore, the asset representations reviewer’s ability to determine, with respect to each Subject Receivable and the related credit card account, whether the Pool Asset Representations were accurate in all material respects will depend on whether the review materials provide a sufficient basis for that conclusion. Neither noteholders nor the indenture trustee will be able to change the scope of the testing procedures or any Asset Review using the testing procedures.

As required by relevant SEC regulations, the asset representations review agreement expressly prohibits the asset representations reviewer from determining whether any non-compliance with the Pool Asset Representations constitutes a breach of any contractual provision in the transfer and servicing agreement or the receivables purchase agreement or whether the depositor or the bank would be required to repurchase the Subject Receivable. Additionally, the asset representations reviewer will not determine the reason for any delinquency of any receivable, the creditworthiness of any obligor, the overall quality of any receivable or the compliance by the servicer with its covenants with respect to the servicing of any receivable or to establish cause, materiality or recourse for any failed test.

Under the asset representations review agreement, the asset representations reviewer has agreed to complete its review of the Subject Receivables within 90 calendar days after (i) its receipt of the Review Notice, (ii) the list of the Subject Receivables and the related credit card accounts and (iii) access to the review materials, with such period extendable by an additional 30 days if the asset representations reviewer requests and the servicer provides additional review materials to the asset representations reviewer. Upon completion of its review, the asset representations reviewer will provide a report to the indenture trustee, the bank, the depositor and the servicer setting out the findings and the conclusions of its review of the Subject Receivables, and the Form 10-D filed by the depositor with respect to the applicable monthly period in which the asset representations reviewer’s report is provided will include a summary of those findings and conclusions prepared by the depositor.

Following our receipt of the asset representations reviewer’s report, we will make a determination whether any non-compliance with the Pool Asset Representations identified in the report constitutes a breach of any contractual provision in the transfer and servicing agreement or the receivables purchase agreement. If we determine that a breach has occurred, we will provide written notice to the bank, a responsible officer of the owner trustee and the indenture trustee. See “Description of the Notes—Representations and Warranties,” and “The Receivables Purchase Agreement—Representations and Warranties” for a discussion of our obligations and those of the bank, and the rights of the indenture trustee and the noteholders, if we or the bank breach certain representations and warranties concerning the receivables made in the transfer and servicing agreement and the receivables purchase agreement.

Limitation on Liability; Indemnification. The asset representations reviewer is required to perform only those duties specifically required of it under the asset representations review agreement. The servicer agrees to indemnify, defend and hold the asset representations reviewer harmless against any and all losses of any kind asserted by any person or entity, arising out of, connected with or resulting from the performance of its obligations under the asset representations review agreement that were undertaken by the asset representations reviewer acting in good faith, except for any losses resulting from (a) the willful misconduct, bad faith or gross negligence of the asset representations reviewer or (b) the asset representations reviewer’s breach of any of its representations, warranties, covenants and other obligations under the asset representations review agreement (the “Losses”), except to the extent that any such Losses are determined by a final non-appealable order of a court of competent jurisdiction to have resulted from (i) bad faith, gross negligence or the willful misconduct of the asset representations reviewer or (ii) the asset representations reviewer’s breach of any its representations, warranties or covenants under the asset representations review agreement. The servicer has agreed that any indemnity paid by the servicer to the asset representations reviewer pursuant to the asset representations review agreement will be from the servicer’s own funds.

Eligibility of Asset Representations Reviewer. The asset representations review agreement provides that the asset representations reviewer may not be (i) affiliated with us, the sponsor, servicer, indenture or owner trustee, or any of our or their respective affiliates, or (ii) the same party (or an affiliate of any party) hired by the sponsor or any underwriter of the notes to perform due diligence work on the pool assets in connection with the closing for an issuance of certificates or notes. The asset representations reviewer is not affiliated with us, the sponsor, the servicer, the issuing entity, the indenture trustee, the owner trustee or any of our or their affiliates, nor has the asset representations reviewer been hired by the sponsor or an underwriter to perform pre-closing due diligence work on the receivables in the trust portfolio.

Resignation and Removal of the Asset Representations Reviewer. The asset representations reviewer may resign under certain circumstances, as described in the asset representations review agreement, including if it determines that (i) it is not eligible to be the asset representations reviewer or (ii) it is legally unable to act or perform its obligations under the asset representations review agreement and there is no reasonable action that it could take to make the performance of its obligations under the asset representations review agreement permitted under applicable law. The asset representations reviewer will deliver a notice of resignation to the bank, the servicer, the issuing entity, the depositor and the indenture trustee, together with an opinion of counsel supporting its determination of ineligibility or illegality, unless the bank waives receipt of the opinion of counsel.

The issuing entity may remove the asset representations reviewer for cause and terminate it rights and obligations under the asset representations review agreement if (i) the asset representations reviewer no longer meets the eligibility requirements for an asset representations reviewer, (ii) the asset representations reviewer breaches any of its representations, warranties, covenants or obligations under the asset representations review agreement, (iii) an insolvency event relating to the asset representations reviewer has occurred or (iv) as otherwise permitted under the asset representations review agreement. In addition, the issuing entity may remove the asset representations without cause under certain circumstances, as described under the asset representations review agreement, upon its delivery of at least sixty (60) calendar days prior written notice to the asset representations reviewer. The issuing entity will notify the depositor, bank, servicer, owner trustee and indenture trustee of any removal of the asset representations reviewer.

Upon its receipt of a resignation notice from the asset representations reviewer or notification from the issuing entity of its removal of the asset representations reviewer, the servicer, on behalf of the issuing entity, shall use commercially reasonable efforts to engage a successor asset representations reviewer within ninety (90) calendar days of such resignation or removal of the asset representations reviewer. If no successor is appointed by the ninetieth (90th) day after notice of the resignation or removal of the asset representations reviewer, the asset representations reviewer shall be entitled to petition a court of competent jurisdiction for the appointment of a successor asset representations reviewer. If the asset representations reviewer resigns or is removed, replaced or substituted, or if a new asset representations reviewer is appointed, we will specify the circumstances surrounding the change in the monthly distribution report filed on Form 10-D for the monthly period in which the change occurred. No resignation or removal of the asset representations reviewer will be effective and the asset representations reviewer will continue to perform its obligations under the asset representations agreement until the earlier of (i) the date a successor asset representations reviewer who is an eligible asset representations reviewer is in place and (ii) the date upon which no notes of any series are outstanding. Any costs associated with the removal of the asset representations reviewer and the appointment of a successor asset representations reviewer will be paid by the servicer from its own funds or the asset representations reviewer from its own funds, as specified in the asset representations agreement.

Any successor asset representations reviewer will execute and deliver to us, the bank, the indenture trustee, the servicer, the issuing entity and its predecessor asset representations reviewer an instrument accepting the appointment. Any successor asset representations reviewer must meet the eligibility requirements specified in the asset representations review agreement.

Asset Representations Reviewer Compensation. The asset representations reviewer will be entitled to a one-time upfront fee and an annual fee. Payment of the asset representation reviewer’s fees will be made by the servicer from its own funds. The annual fee does not include the fees and expenses of the asset representations reviewer in connection with an asset review. With respect to each asset review, the asset representations reviewer will be entitled to receive a fee for the asset review, plus its out of pocket expenses (including travel and legal expenses) incurred in connection with the asset review. Payment of the fee and expenses relating to asset reviews will be made by the servicer from its own funds.

Amendment of the Asset Representations Review Agreement. The asset representations review agreement can be modified only in a written document executed by the parties thereto without the consent of any noteholders or any other person, provided that so long as any note is outstanding except with respect to amendments (a) clarify an ambiguity, correct an error or correct or supplement any term of the asset representations review agreement that may be defective or inconsistent with other terms of the asset representations agreement or to provide for, or facilitate the acceptance of the asset representations review agreement by a successor asset representations reviewer or (b) to convert or supplement any provision in a manner consistent with the intent of the asset representations review agreement, either (1) such amendment shall not, as evidenced by an officer’s certificate of the depositor, materially and adversely affect the interests of the holders of any outstanding note and the indenture trustee or (2) the Rating Agency Condition is satisfied with respect to such amendment. With respect to any amendment for which clauses (1) and (2) of the immediately preceding sentence cannot be satisfied, the asset representations review agreement can be amended with the consent of the noteholders of a majority of the outstanding amount of the notes of each adversely affected series.

Dispute Resolution

The depositor and the bank are required to repurchase receivables from the trust if it is discovered that the receivables did not satisfy eligibility requirements in some material respect at the time that we transferred them to the trust and the ineligibility results in a charge-off or an impairment of the trust’s rights in the transferred receivables or their proceeds. See “Description of the Notes—Representations and Warranties” and “The Receivables Purchase Agreement—Representations and Warranties” in this prospectus.

If, pursuant to the applicable indenture supplement, the indenture trustee (at the direction of any noteholder or note owner), any noteholder or any note owner (a “Requesting Party”), provides a written notice to the depositor or the bank, as applicable (a “Representing Party”) that the depositor or bank, as applicable, is obligated to repurchase a receivable due to an alleged breach of a representation or warranty relating to receivables under the transfer and servicing agreement or the receivables purchase agreement, as applicable (a “repurchase request”), and the repurchase request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the Requesting Party within 180 days after the receipt of such written notice by the Representing Party, then the Requesting Party shall have the right, through the DTC communication procedures or otherwise, to refer the matter, at its discretion, to either third-party mediation (including non-binding arbitration) or third-party binding arbitration. The Representing Party agrees to participate in the dispute resolution method that is selected by a Requesting Party. At the end of the 180-day period described above, the Representing Party may provide notice informing the Requesting Party of the status of its request or, in the absence of any such notice, the Requesting Party may presume that its request remains unresolved. The Requesting Party must provide the Representing Party written notice of its intention to refer the matter to third-party mediation (including non-binding arbitration) or third-party binding arbitration within 30 calendar days of the conclusion of the 180-day period described above.

To the extent the Requesting Party is a note owner, the indenture supplement permits the indenture trustee, on behalf of the issuing entity and Representing Party, to verify the identity of the note owner. The indenture trustee will verify the identity of the note owner by requesting verification documents from the note owner. Those verification documents may include (i) a written certification of such note owner to the effect it is the beneficial owner of a specified amount of outstanding notes and (ii) one other form of documentation, such as a trade confirmation, an account statement, a letter from a broker-dealer that is acceptable to the indenture trustee or any other form that is acceptable to the indenture trustee, showing that the note owner is the beneficial owner of the specified amount of outstanding notes. Any note owner whose identity has been so verified is hereafter referred to as a verified note owner.

Dispute resolution to resolve repurchase obligations will be available to any noteholder or verified note owner regardless of whether the requisite percentage of noteholders voted to direct an Asset Review or whether the delinquency trigger has occurred.

If the Requesting Party selects third-party mediation as the resolution method, the mediation will be administered by the American Arbitration Association (AAA) pursuant to its Commercial Arbitration Rules and Mediation Procedures (the “Rules”) in effect at the time the mediation is initiated. However, if any of the Rules are inconsistent with the procedures for mediation or arbitration in the transaction documents, the procedures in the transaction documents will control. The mediator will be independent, impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney or retired judge specializing in commercial litigation with at least 15 years of experience and who will be appointed from a list of neutrals maintained by AAA. Upon being supplied a list of at least ten potential mediators by AAA, each of the Requesting Party and the Representing Party will have the right to exercise two peremptory challenges within 14 days and to rank the remaining potential mediators in order of preference. AAA will select the mediator from the remaining potential mediators on the list respecting the preference choices of the parties to the extent possible. Each of the Requesting Party and the Representing Party will use commercially reasonable efforts to begin the mediation within 10 Business Days of the selection of the mediator and to conclude the mediation within 30 days of the start of the mediation. The fees and expenses of the mediation (including the fees of the mediator and reasonable attorneys’ fees of the parties) will be allocated as mutually agreed by the Requesting Party and the Representing Party as part of the mediation. A failure by the Requesting Party and the Representing Party to resolve a disputed matter through mediation shall not preclude either party from seeking a resolution of such matter through the initiation of a judicial proceeding in a court of competent jurisdiction, subject to the provisions specified below as applicable to both mediations and arbitrations.

If the Requesting Party selects third-party arbitration as the resolution method, the arbitration will be held in accordance with the United States Arbitration Act, notwithstanding any choice of law provision in the indenture or related indenture supplement, and under the auspices of the AAA and in accordance with the Rules.

If the repurchase request at issue involves the repurchase of an aggregate amount of receivables of less than five percent (5%) of the total principal receivables in the trust as of the date of the repurchase request, a single arbitrator will be used. That arbitrator will be independent, impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney or retired judge specializing in commercial litigation with at least 15 years of experience and who will be appointed from a list of neutrals maintained by the AAA. Upon being supplied a list of at least ten potential arbitrators by the AAA, each of the Requesting Party and the Representing Party will have the right to exercise two peremptory challenges within 14 days and to rank the remaining potential arbitrators in order of preference. The AAA will select the arbitrator from the remaining potential arbitrators on the list respecting the preference choices of the parties to the extent possible.

If the repurchase request at issue involves the repurchase of an aggregate amount of receivables equal to or in excess of five percent (5%) of the total principal receivables in the trust, a three-arbitrator panel will be used. Each member of the arbitral panel will be independent, impartial and knowledgeable about and experienced with the laws of the State of New York and an attorney or retired judge specializing in commercial litigation with at least 15 years of experience and who will be appointed from a list of neutrals maintained by the AAA. The arbitral panel will consist of three members, (a) one to be appointed by the Requesting Party within five Business Days of providing notice to the Representing Party, as applicable, of its selection of arbitration, (b) one to be appointed by the Representing Party within five Business Days of the Requesting Party’s appointment and (c) the third, who will preside over the arbitral panel, to be chosen by the two party-appointed arbitrators within five Business Days of the Representing Party’s appointment. If any party fails to appoint an arbitrator or the two party-appointed arbitrators fail to appoint the third within the stated time periods, then the appointments will be made by AAA pursuant to the Rules.

Each arbitrator selected for any arbitration will abide by the Code of Ethics for Arbitrators in Commercial Disputes in effect at the time the arbitration is initiated. Prior to accepting an appointment, each arbitrator must promptly disclose any circumstances likely to create a reasonable inference of bias or conflict of interest or likely to preclude completion of the hearings within the prescribed time schedule. Any arbitrator selected may be removed by AAA for cause consisting of actual bias, conflict of interest or other serious potential for conflict.

It is the parties’ intention that, after consulting with the parties, the arbitrator or arbitral panel, as applicable, will devise procedures and deadlines for the arbitration, to the extent not already agreed to by the parties, with the goal of expediting the proceeding and completing the arbitration within 30 days after appointment of the arbitrator or arbitral panel, as applicable. The arbitrator or the arbitral panel, as applicable, will have the authority to schedule, hear, and determine any and all motions, including dispositive and discovery motions, in accordance with New York law then in effect (including prehearing and post hearing motions), and will do so on the motion of any party to the arbitration. Notwithstanding any other discovery that may be available under the Rules, unless otherwise agreed by the parties, each party to the arbitration will be limited to the following discovery in the arbitration. Consistent with the expedited nature of arbitration, the Requesting Party and the Representing Party will, upon the written request of the other party, promptly provide the other with copies of documents relevant to the issues raised by any claim or counterclaim on which the producing party may rely in support of or in opposition to the claim or defense. At the request of a party, the arbitrator or arbitral panel, as applicable, shall have the discretion to order examination by deposition of witnesses to the extent the arbitrator or arbitral panel deems such additional discovery relevant and appropriate. Depositions shall be limited to a maximum of three (3) per party and shall be held within thirty (30) calendar days of the making of a request. Additional depositions may be scheduled only with the permission of the arbitrator or arbitral panel, and for good cause shown. Each deposition shall be limited to a maximum of three (3) hours’ duration. All objections are reserved for the arbitration hearing except for objections based on privilege and proprietary or confidential information. Any dispute regarding discovery, or the relevance or scope thereof, shall be determined by the arbitrator or arbitral panel, which determination shall be conclusive. All discovery shall be completed within sixty (60) calendar days following the appointment of the arbitrator or the arbitral panel, as applicable; provided, that the arbitrator or the arbitral panel, as applicable, will have the ability to grant the parties, or either of them, additional discovery to the extent that the arbitrator or the arbitral panel, as applicable, determines good cause is shown that such additional discovery is reasonable and necessary.

It is the parties’ intention that the arbitrator or the arbitral panel, as applicable, will resolve the dispute in accordance with the terms of the transfer and servicing agreement or the receivables purchase agreement, as applicable, and may not modify or change the transfer and servicing agreement or the receivables purchase agreement, as applicable, in any way. The arbitrator or the arbitral panel, as applicable, will not have the power to award punitive damages or consequential damages in any arbitration conducted. It is the parties’ intention that in its final determination, the arbitrator or the arbitral panel, as applicable, will determine and award the costs of the arbitration (including the fees of the arbitrator or the arbitral panel, as applicable, cost of any record or transcript of the arbitration, and administrative fees) and reasonable attorneys’ fees to the parties as determined by the arbitrator or the arbitral panel, as applicable, in its reasonable discretion. The determination of the arbitrator or the arbitral panel, as applicable, will be in writing and counterpart copies will be promptly delivered to the parties. The determination of the arbitrator or the arbitral panel, as applicable, may be reconsidered once by the arbitrator or the arbitral panel, as applicable, upon the motion and at the expense of either party. Following that single reconsideration, the determination of the arbitrator or the arbitral panel, as applicable will be final and non-appealable and may be entered in and may be enforced in, any court of competent jurisdiction, except in the case of fraud or corruption of the process.

By selecting binding arbitration, the Requesting Party is giving up the right to sue in court, including the right to a trial by jury. No person may bring a putative or certified class action to arbitration.

The following provisions will apply to both mediations and arbitrations:

•	Any mediation or arbitration will be held in New York, New York;

•

Notwithstanding this dispute resolution provision, the parties will have the right to seek a temporary restraining order, preliminary injunction or an attachment order from a competent court of law, provided such relief would otherwise be available by law; and

•

The details and/or existence of any unfulfilled repurchase request, any informal meetings, mediations or arbitration proceedings, including all offers, promises, conduct and statements, whether oral or written, made in the course of the parties’ attempt to informally resolve an unfulfilled repurchase request, and any discovery taken in connection with any arbitration, will be confidential, privileged and inadmissible for any purpose, including impeachment, in any mediation, arbitration or litigation, or other proceeding; provided, however, that any discovery taken in any arbitration will be admissible in that particular arbitration. Such information will be kept strictly confidential and will not be disclosed or discussed with any third party (excluding a party’s attorneys, experts, accountants and other agents and representatives, as reasonably required in connection with the related resolution procedure), except as otherwise required by law, regulatory requirement or court order. If any party to a resolution procedure receives a subpoena or other request for information from a third party (other than a governmental regulatory body) for such confidential information, the recipient will promptly notify the other party to the resolution procedure and will provide the other party with the opportunity to object to the production of its confidential information. Any third party who receives confidential information (other than a governmental regulatory body) must, at the conclusion of the proceeding, either return all such confidential information and any copies thereof to the producing party or submit an affidavit that all such confidential information and any copies thereof were destroyed in a manner to protect such information from any subsequent disclosure.

Investor Communication

The transfer and servicing agreement requires us to make periodic filings with the SEC on Form 10-D, which filings are to include in the Form 10-D any request from a noteholder or note owner, as applicable, and pursuant to the applicable indenture supplement, to communicate with other noteholders and/or note owners, in connection with the exercise of their rights as noteholders and/or note owners, under the terms of the related transaction documents, so long as the request was received by us, the issuing entity or the indenture trustee, as applicable, during the related reporting period. The applicable indenture supplement requires that if the issuing entity or indenture trustee receive such a request from a noteholder or a note owner, the issuing entity or the indenture trustee , as applicable, will communicate that request to the servicer and us, to be reported on Form 10-D as specified above.

Disclosure in the relevant Form 10-D will include: the name of the noteholder or note owner, as applicable, making the request, the date the request was received, a statement to the effect that the party responsible for filing the Form 10-D has received a request from such noteholder or note owner, as applicable, stating that such noteholder or note owner, as applicable, is interested in communicating with other noteholders and/or note owners with regard to the possible exercise of rights under the related transaction documents, and a description of the method other noteholders and/or note owners may use to contact the requesting noteholder or note owner, as applicable.

To the extent a note owner submits a request to communicate with other noteholders and/or note owners, the applicable indenture supplement permits the issuing entity, the indenture trustee or us to verify, and the transfer and servicing agreement permits us to verify, the identity of a note owner prior to including disclosure relating to the request to communicate with other noteholders and/or note owners, in a Form 10-D. Such note owner shall submit to the indenture trustee (i) a written certification to the effect it is the beneficial owner of a specified amount of outstanding notes and (ii) one other form of documentation, such as a trade confirmation, an account statement, a letter from a broker-dealer that is acceptable to the indenture trustee or any other form that is acceptable to the indenture trustee, showing that the note owner is the beneficial owner of the specified amount of outstanding notes. The indenture trustee shall confirm that such note owner has provided indenture trustee with evidence that it is the owner of a specified amount of notes and provide such evidence to the issuing entity.

The expenses related to investor communication requests will be paid by the servicer from its own funds.

Certain Relationships and Related Transactions

As described under “Important Parties—The Depositor (First National Funding LLC)” and “—Parent of Sponsor (First National of Nebraska, Inc.) and Sponsor, Originator, Bank and Servicer (First National Bank of Omaha)” in this prospectus, we are affiliated with the sponsor, the servicer, the administrator and the issuing entity and engage in transactions with each other involving securitizations of assets similar to the receivables, including public offerings and private placements of asset-backed securities. The transactions among us and our affiliates that are material to investors relate to the securitization activities described in this prospectus, and those transactions are described throughout this prospectus.

Neither the indenture trustee nor the owner trustee are affiliated with us, the sponsor or the servicer. The indenture trustee, the owner trustee and their respective affiliates may, from time to time, engage in arm’s-length transactions with us, the sponsor or the servicer, which are distinct from their respective roles as indenture trustee, trustee or owner trustee, as applicable.

Note Ratings

Any rating of the notes by a Hired Agency will indicate its view on the likelihood that noteholders will receive payments of interest when due and the ultimate payment of principal on the final maturity date. A rating is based primarily on the Hired Agency’s evaluation of the receivables and the availability of any credit enhancement for the notes.

Among the things a rating will not indicate are:

•	the likelihood that principal payments will be paid on a scheduled date;

•	the likelihood that a pay out event will occur;

•	the likelihood that a U.S. withholding tax will be imposed on non-U.S. noteholders;

•	the marketability of the notes;

•	the market price of the notes; or

•	whether the notes are an appropriate investment for any purchaser.

A rating will not be a recommendation to buy, sell or hold the notes. A rating may be lowered or withdrawn at any time by a Hired Agency.

Ratings on the notes are expected to be monitored by the Hired Agencies while the notes are outstanding. Rating agencies other than Hired Agencies could assign a rating to the notes and, if so, that rating could be lower than any rating assigned by a Hired Agency chosen by the sponsor. Except as otherwise expressly stated, any reference in this prospectus to a rating agency refers only to a Hired Agency selected by the sponsor to rate the notes issued by the issuing entity.

Material Legal Aspects of the Receivables

Transfer of Receivables

In the receivables purchase agreement, the bank represents and warrants that its transfer of receivables constitutes a valid transfer and assignment of all of its right, title and interest in and to the receivables. In the transfer and servicing agreement, we represent and warrant that the transfer of receivables either (1) constitutes a valid sale, transfer and assignment of all of our right, title and interest in and to the receivables, except for:

•	liens permitted thereunder,

•	the Transferor Interest, and

•	the servicer’s right, if any, to interest accruing on, and investment earnings, if any, as discussed above in “Description of the Notes—Trust Accounts”.

or (2) creates in favor of the issuing entity and the indenture trustee, as assignee of the issuing entity (x) a first-priority perfected security interest in our rights in the receivables in existence at the time that the trust is formed or at the time that receivables in additional accounts are transferred, as the case may be, except for liens permitted thereunder, and (y) a first-priority perfected security interest in our rights in the receivables arising in accounts already designated for the trust portfolio on and after their creation, except for liens permitted thereunder, in each case until termination of the trust. For a discussion of the issuing entity’s rights arising from these representations and warranties not being satisfied, see “The Receivables Purchase Agreement—Representations and Warranties” in this prospectus.

We will represent in the transfer and servicing agreement and the bank will represent in the receivables purchase agreement that the receivables are “accounts” for purposes of the Uniform Commercial Code. The sale of accounts and the transfer of accounts as security for an obligation are subject to the provisions of Article 9 of the Uniform Commercial Code. The bank, as servicer, will file appropriate UCC-1 financing statements to perfect the respective transferee’s security interest in the receivables.

There are limited circumstances in which prior or subsequent transferees of receivables coming into existence after a series closing date could have an interest in those receivables with priority over the trust’s interest. Under the receivables purchase agreement, however, the bank represents and warrants, that it has transferred the receivables to us free and clear of the lien of any third party other than the trust and the indenture trustee and other than as permitted in the receivables purchase agreement. In addition, except as provided in the receivables purchase agreement, the bank covenants that it will not sell, pledge, assign, transfer or grant any lien on any receivable or any interest in any receivable other than to us, the trust, or the indenture trustee. Similarly, under the transfer and servicing agreement, we represent and warrant that the receivables have been transferred to the trust free and clear of the lien of any third party other than the indenture trustee, specified tax liens and liens solely on our Transferor Interest. In addition, we covenant that we will not sell, pledge, assign, transfer, or grant any lien on any receivable or any interest in any receivable other than to the trust, except as set forth in the preceding sentence. Nevertheless, a tax, governmental or other nonconsensual lien on our property or the bank’s property arising prior to the time a receivable is transferred to the trust may have priority over the trust’s interest in that receivable. Furthermore, if the FDIC were appointed as the bank’s receiver or conservator, administrative expenses of the receiver or conservator may have priority over the trust’s interest in the receivables.

At any time in the future when the conditions discussed in “Description of the Notes—Application of Collections” in this prospectus are satisfied, the servicer, on behalf of the issuing entity, will be permitted to make deposits of collections on a monthly basis. Regardless of whether these conditions are satisfied, cash collections held by the servicer, on behalf of the issuing entity, will generally be commingled for two business days prior to deposit in a trust account. The trust may not have a first-priority perfected security interest in commingled collections. In addition, if a receiver or conservator were appointed for the bank, the indenture trustee may not be able to obtain, or may experience delays in obtaining, control of collections that are in the possession of the bank at the time of such appointment. If any such event occurs, the amount payable to you could be lower than the outstanding principal and accrued interest on the notes, thus resulting in losses to you.

Conservatorship and Receivership; Bankruptcy

The bank is chartered as a national banking association and is regulated and supervised principally by the Office of the Comptroller of the Currency, which is required to appoint the FDIC as conservator or receiver for the bank if specified events occur relating to the bank’s financial condition or the propriety of its actions. In addition, the FDIC could appoint itself as conservator or receiver for the bank.

In its role as conservator or receiver, the FDIC would have broad powers to repudiate contracts to which the bank was a party if the FDIC determined that the contracts were burdensome and that repudiation would promote the orderly administration of the bank’s affairs.

Further, if the FDIC were acting as the bank’s conservator or receiver, the FDIC may have the power to extend its repudiation and avoidance powers to us because we are a wholly-owned subsidiary of the bank.

We believe that some of the powers of the FDIC described above have been limited as a result of the “safe harbors” adopted by the FDIC in a regulation entitled “Treatment of financial assets in connection with a securitization or participation,” which is referred to as the FDIC rule in this prospectus. The FDIC has adopted four different “safe harbors,” each of which limits the powers that the FDIC can exercise in the insolvency of an insured depository institution when it is appointed as receiver or conservator. The relevant safe harbor for the trust will be the safe harbor for obligations of revolving trusts or master trusts, for which one or more obligations were issued prior to September 27, 2010, and the discussion of the FDIC rule in this prospectus is limited to that safe harbor. Although the FDIC has the power to repeal or amend its own rules, the FDIC rule states that any repeal or amendment of that rule will not apply to transfers of financial assets made before the repeal or modification.

Under the applicable safe harbor, the FDIC has stated that, if certain conditions are met, the FDIC shall not use its repudiation power to reclaim, recover or recharacterize as property of an FDIC-insured bank any financial assets transferred by that bank in connection with a securitization transaction. The applicability of the safe harbor to the trust and the securitizations contemplated by this prospectus requires, among other things, that the transfers of receivables meet the conditions for sale accounting treatment under generally accepted accounting principles in effect for the reporting periods prior to November 15, 2009.

We have structured the issuance of the notes with the intention that the transfers of the receivables by the bank would have the benefit of the safe harbor. The bank believes that the transfers meet these conditions; however, no independent audit or review has been made regarding the bank’s determination that the transfers of receivables made after December 31, 2009 meet the conditions for sale accounting treatment under generally accepted accounting principles in effect for the reporting periods prior to November 15, 2009.

If the FDIC (a) were to assert that (i) the transfers do not have the benefit of the FDIC rule because of the recent accounting amendments, (ii) these transfers fail to comply with any other condition of the FDIC rule or otherwise, or (iii) the FDIC were to assert that these transactions do not comply with certain banking laws, or (b) were to (i) to require the indenture trustee or any of the other transaction parties to go through an administrative claims procedure established by the FDIC in order to obtain payments on the notes or (ii) request a stay of any actions by any of those parties to enforce the applicable agreement, then delays in payments on outstanding series of notes could occur. Furthermore, if the FDIC’s assertions were successful, possible reductions in the amount of those payments could occur.

In addition, for 90 days after the FDIC is appointed as receiver or 45 days after the FDIC is appointed conservator, as applicable, the Federal Deposit Insurance Act (“FDIA”) requires, with certain exceptions, that a party obtain the consent of the FDIC, as conservator or receiver, before exercising any right or power to terminate, accelerate or declare a default under any contract to which the insolvent bank is a party, or to obtain possession of or exercise control over any property of the bank or affect any contractual rights of the bank. Therefore, regardless of the terms of any contract with the bank, the FDIC’s consent may be required before termination, acceleration or declaration of a default under such contract.

If bankruptcy, insolvency or similar proceedings occur with respect to the bank or us, we will promptly notify the indenture trustee and a pay out event will occur with respect to each series. Under the transfer and servicing agreement, newly created principal receivables, and related interest receivables and interchange, will not be transferred to the trust on and after any of these bankruptcy or insolvency related events. However, the FDIA may require the consent of the FDIC before such provisions can be given effect. Therefore, regardless of the terms of the transaction documents, the FDIC as conservator or receiver of the bank may have the power to prevent the commencement of a rapid amortization period, to prevent or limit the early liquidation of the receivables and termination of the trust, or to require the continued transfer of new principal receivables. Regardless of the instructions of those authorized to direct the indenture trustee and the trust, moreover, the FDIC as conservator or receiver of the bank may have the power to require the early liquidation of the receivables, to require the early termination of the trust and the retirement of the notes, or to prohibit or limit the continued transfer of new principal receivables.

In the event of conservatorship or receivership of the servicer, the conservator or receiver may have the power to prevent either the indenture trustee or the noteholders from appointing a successor servicer or to direct the servicer to stop servicing the receivables. “Description of the Notes — Servicer Default” in this prospectus.

In the event of conservatorship or receivership of the bank, the conservator or receiver may also have the power to prevent the issuing entity from replacing the bank as administrator for the issuing entity or to direct the bank to stop providing administrative services to the issuing entity or the owner trustee or to increase the amount or priority of the administrative fee due to the bank or otherwise alter the terms under which the bank provides administrative services to the issuing entity or the owner trustee.

We and the issuing entity are separate, bankruptcy-remote affiliates of the bank, and our operating agreement and the indenture for the issuing entity contain limitations on the nature of our business and the business of the issuing entity, respectively. In addition, the indenture trustee, the servicer, the issuing entity (with respect to the depositor), the depositor (with respect to the issuing entity) and each noteholder, by its acceptance of a note, have agreed not to directly or indirectly institute or cause to be instituted against us or the issuing entity, as the case may be, any bankruptcy, insolvency or similar proceedings under the Bankruptcy Code or similar laws.

Nevertheless, if we or the issuing entity were to become a debtor in a bankruptcy case and if a bankruptcy trustee or one of our creditors or we as debtor-in-possession were to take the position that the transfer of the receivables by us to the issuing entity should be characterized as a pledge of those receivables, then delays in payment on the notes and possible reductions in the amount of those payments could result.

Because we are a wholly-owned subsidiary of the bank, certain banking laws and regulations may apply to us, and if we were found to have violated any of these laws or regulations, payments to you could be delayed or reduced. In addition, if the bank entered conservatorship or receivership, the FDIC could seek to exercise control over the receivables or our other assets on an interim or a permanent basis. Although steps have been taken to minimize this risk, the FDIC could argue that:

•	our assets, including the receivables, constitute assets of the bank available for liquidation and distribution by a conservator or receiver for the bank;

•	we and our assets, including the receivables, should be substantively consolidated with the bank and its assets; or

•	the FDIC’s control over the receivables is necessary for the bank to reorganize or to protect the public interest.

If these or similar arguments were made, whether successfully or not, payments to you could be delayed or reduced. Furthermore, regardless of any decision made by the FDIC or ruling made by a court, the fact that the bank has entered conservatorship or receivership could have an adverse effect on the liquidity and value of the notes. In the receivership of an unrelated national bank, the FDIC successfully argued that certain of the rights and powers extended to a statutory trust formed and owned by that national bank in connection with a securitization of credit card receivables. If the bank were to enter conservatorship or receivership, the FDIC could argue that its rights and powers extend to the depositor or the issuing entity. If the FDIC were to take this position and seek to repudiate or otherwise affect the rights of the indenture trustee, the issuing entity or the other parties to the transaction documents, losses to the noteholders could result.

Application of federal and state insolvency and debtor relief laws would affect the interests of the noteholders if those laws result in any receivables being charged-off as uncollectible. See “Description of the Notes—Defaulted Receivables; Dilution; Investor Charge-Offs” in this prospectus.

Consumer Protection Laws

The credit card business is subject to detailed and extensive consumer protection regulation. Significant federal laws include, but are not limited to:

•	the Truth-in-Lending Act, including amendments made by the Credit Card Accountability, Responsibility and Disclosure Act (sometimes referred to as the “CARD Act”);

•	the Equal Credit Opportunity Act;

•	the Fair Credit Reporting Act;

•	the Fair Debt Collection Practices Act;

•	the Gramm-Leach-Bliley Act (with respect to the consumer privacy);

•	the Consumer Financial Protection Act of 2010 (Title X of the Dodd-Frank Wall Street Reform and Consumer Protection Act, sometimes referred to as the “Dodd-Frank Act”) and;

•	the Servicemembers Civil Relief Act and the Military Lending Act.

These federal laws are implemented by voluminous and ever-changing federal regulations. The credit card business is also subject to state laws. For example, a credit card issuer’s home state law can be relevant in establishing the rates and fees the issuer is permitted to charge. Other states’ laws can also be applicable in a variety of circumstances. Federal law preempts state laws in some situations.

Consumer protection laws and regulations impact nearly every aspect of how credit card accounts are designed, solicited, opened, serviced and collected. For example, these laws and regulations:

•	substantively restrict the finance charges, fees and other terms that can be imposed on a credit card account;

•	specify the manner in which accounts may be advertised and solicited;

•	prohibit discrimination and regulate the process of taking, evaluating and approving or denying applications;

•	require the card issuer’s consideration of the consumer’s ability to pay in connection with opening and increasing the credit limit on an account;

•	establish requirements which impact the use of credit reports and credit scores;

•	require specific disclosures when an account is opened and at various other times in the life of an account;

•	govern the form, content and timing of periodic billing statements;

•

require the prompt application of payments and credits, restrict the manner in which payments may be allocated to an account and regulate certain substantive and timing requirements with respect to late fees and grace periods;

•	establish specific procedures and timing requirements that apply to the resolution of billing errors;

•

relieve cardholders from liability for unauthorized charges and allow cardholders to assert, against their card issuer, certain claims and defenses that arise out of an underlying purchase transaction;

•

regulate and restrict card issuers’ rights to increase rates and to change other terms on credit card accounts, including specific form, content and timing requirements which must be followed, allowing cardholders the right to opt-out of certain changes in terms, and prohibiting the application of increased rates and fees to outstanding balances;

•	require card issuers to review accounts which have been subject to rate increases and require the card issuer, in appropriate cases, to thereafter lower the relevant rate;

•	establish various requirements related to the protection of nonpublic personal information about cardholders and the sharing of such information with third parties;

•	regulate the manner in which credit card accounts are collected; and

•	broadly prohibit unfair, deceptive or abusive acts or practices.

Receivables that do not comply with consumer protection laws may not be enforceable and may give rise to civil and criminal liability, regulatory enforcement actions and liability for damages, penalties and attorneys’ fees.

Implementation of the CARD Act by the bank has resulted in, among other things, the elimination of overlimit fees, the reduction of late fees, penalty rates and returned check fees, elimination of floor rates for variable rate accounts, restrictions on the implementation of certain changes-in-terms on accounts, and compliance with other requirements that have affected the servicing of and yield on the bank’s accounts.

The CFPB, established under the Dodd-Frank Act, is the bank’s primary supervisory authority with respect to consumer protection laws. The CFPB has a track record of significant regulatory and enforcement activity in pursuit of its mission to protect consumers. The CFPB has broad authority over the businesses in which the bank engages, including authority to write regulations under federal consumer financial protection laws, authority to enforce those laws and regulations against the bank and authority to examine the bank for compliance. In addition to a wide range of more specific consumer protection laws, the CFPB also has the authority to prevent an open-ended category of “unfair, deceptive or abusive acts or practices” through its regulatory, supervisory and enforcement authority. The CFPB may use civil investigative demands, and both administrative and judicial proceedings to pursue cease and desist orders and other actions against financial institutions such as the bank. The CFPB may seek a wide range of types of relief, including rescission or modification of contracts, refunds, restitution, disgorgement or compensation for unjust enrichment, compensatory damages, public notification, restrictions on future activities, and civil money penalties. CFPB actions to date against card issuers, including the bank, have involved very substantial financial consequences for those card issuers. The CFPB maintains an online complaint system that allows consumers to log complaints with respect to various consumer finance products, including credit cards. This system could inform future CFPB decisions with respect to its regulatory, enforcement or examination focus. As is the case with other federal regulators, certain examination and enforcement actions by the CFPB are confidential and a financial institution that is subject to such activities is not permitted to disclose their existence.

In additional to the establishment of the CFPB, Title X of the Dodd-Frank Act also, among other things:

•	established a broad federal prohibition on unfair, deceptive or abusive acts or practices by any person engaged in offering or providing a consumer financial product or service; and

•

adopted a number of specific provisions with respect to the preservation of state law, including, but not limited to, provisions addressing state enforcement powers and permitting the enforcement of CFPB regulations by state attorneys general and provisions ‘clarifying’ the standards by which state consumer financial laws may be considered preempted by federal law.

These consumer protection provisions of the Dodd-Frank Act have increased the regulatory burden on the bank associated with consumer protection.

The precise application and meaning of many consumer protection laws and regulations is frequently open to interpretation. Specific formal regulatory guidance is often not available. In some cases, the effective meaning of these laws and regulations is revealed only in the course of an examination, regulatory enforcement action or litigation. Card issuers are exposed to the risk that their interpretations of the law will not always match that of consumers, regulators and the courts.

Numerous legislative and regulatory proposals are advanced each year which, if adopted, could have a material adverse effect on the amount of collections available to the trust or further regulate or restrict the servicing of the receivables. The CFPB has been engaged in various pre-rulemaking activities regarding debt-collection practices and has indicated that it expects to issue a Notice of Proposed Rulemaking in spring 2019. That rulemaking may address issues such as communication practices and consumer disclosures, among other things. The CFPB has in the past indicated an interest in the activities of furnishers of information to credit bureaus, various activities that implicate fair lending issues, alternative data and modeling techniques, the terms of credit card agreements, the effectiveness of fee disclosures, unfair, deceptive or abusive acts and practices and unlawful discrimination, the cost of credit cards and risk-based pricing, deferred interest, innovation, online and mobile services, reward products and variable interest rates. The CFPB has also indicated it will be reviewing Regulation Z, particularly subparts B and G with respect to open-end credit and credit cards. In addition, regulators may sometimes informally impose new obligations on card issuers that are based on general principles of safety and soundness, the regulators’ view of what is unfair, deceptive or abusive, or other factors. All these evolutions of consumer protection law can be difficult to predict. Card issuers are exposed to the risk of unforeseen legal and regulatory changes that can materially adversely affect their business.

As the consumer protection environment continues to evolve, it may be more difficult than it has been in the past for the bank to originate additional accounts or for the servicer to collect payments on the receivables or to maintain yields on the accounts. These changes may also result in changes in consumer or competitor behavior that could adversely affect the bank’s credit card business. If these changes result in decreased yields on the accounts, a pay out event could occur and result in an acceleration of payment or reduced payments on your notes.

The trust may be liable for violations of consumer protection laws that apply to the receivables, either as assignee from us with respect to obligations arising before transfer of the receivables to the trust or as the party directly responsible for obligations arising after the transfer. In addition, an account holder may be entitled to assert those violations by way of set-off against the obligation to pay the amount of receivables owing. All receivables that were not created in compliance in all material respects with the requirements of consumer protection laws, if the noncompliance has a material adverse effect on the noteholders’ interest therein, will be reassigned to us. The servicer has also agreed in the transfer and servicing agreement to indemnify the trust, among other things, for any liability arising from those types of violations by reason of its acts or omissions as servicer. For a discussion of the trust’s rights if the receivables were not created in compliance in all material respects with applicable laws, see “Description of the Notes—Representations and Warranties” in this prospectus.

Arbitration

Since October of 2007, most of the bank’s cardmember agreements with respect to new credit card accounts originated by the bank after October of 2007 contain arbitration provisions. The arbitration provisions permit either the bank or the cardholder to request arbitration of a claim and contemplate the use of a national arbitration organization with significant experience in financial and consumer disputes. If there is more than one such organization available to conduct a consumer credit card-related arbitration, then the cardholder and the bank must mutually agree which organization to utilize. Currently, the arbitration provisions in the bank’s cardmember agreements restrict the use of litigation against the bank and, in particular, class action litigation.

To date, the bank has not made extensive use of the arbitration provisions in its cardmember agreements nor have its cardholders due to an Ordinary Claim exception. An Ordinary Claim is typically a non-class claim for monetary damages not to exceed $25,000, excluding interest and cost. Litigation may be used as a remedy for an Ordinary Claim.

Arbitration clauses in credit card agreements have come under scrutiny by the CFPB over the past several years. The CFPB issued a final rule relating to pre-dispute arbitration clauses and class action waivers that was published in the Federal Register on July 19, 2017, which became effective September 18, 2017, and would have had a mandatory compliance date of March 19, 2018. The final rule would have generally prohibited covered providers of consumer financial products and services from relying on pre-dispute arbitration agreements to prevent consumers from pursuing class action lawsuits in court for new credit card agreements entered into on or after March 19, 2018. However, pursuant to the Congressional Review Act, the U.S. House of Representatives and the U.S. Senate both passed a Joint Resolution disapproving this new CFPB final rule which the President signed into law on November 1, 2017. Consequently, the CFPB final rule has no force or effect. On November 22, 2017, the CFPB published a notice in the Federal Register removing the rule from the Code of Federal Regulations.

Servicemembers Civil Relief Act

Under the terms of the Relief Act, a borrower who enters military service after the origination of such obligor’s receivable (including a borrower who was in reserve status and is called to active duty or volunteers for active duty after origination of the receivable), may not be charged interest (including fees and charges) above an annual rate of 6% during the period of such obligor’s active duty status, unless a court orders otherwise upon application of the lender. Interest (including fees and charges) at a rate in excess of 6% that would otherwise have been incurred but for the Relief Act is forgiven. With respect to certain obligors, the bank may reduce the annual rate to as low as 0% and not assess any fees or charges and such reduction of the annual rate and non-assessment of fees and charges may continue up to a year beyond the time period of the applicable obligor’s active duty status. The Relief Act applies to obligors who are servicemembers and includes members of the Army, Navy, Air Force, Marines, National Guard, Reserves (when such enlisted person is called to active duty or volunteers for active duty), Coast Guard, officers of the National Oceanic and Atmospheric Administration, officers of the U.S. Public Health

Service assigned to duty with the Army or Navy and certain other persons as specified in the Relief Act. Because the Relief Act applies to obligors who enter military service (including reservists who are called to active duty or volunteer for active duty) after origination of the related receivable, no information can be provided as to the number of receivables that may be affected by the Relief Act. Current military operations may increase the number of citizens who are in active military service, including persons in reserve status who have been called or will be called to active duty or will volunteer for active duty. Application of the Relief Act would adversely affect, for an indeterminate period of time, the ability of the servicer to collect full amounts of interest on certain of the receivables. Any shortfall in interest collections resulting from the application of the Relief Act or similar legislation or regulations which would not be recoverable from the related receivables would result in a reduction of the amounts distributable to the noteholders. The laws of some states impose similar limitations during the obligor’s period of active duty status and, under certain circumstances, during an additional period thereafter as specified under the laws of those states. Thus, in the event that the Relief Act or similar state legislation or regulations applies to any receivable there may be delays in payment and losses on your notes. Any other interest shortfalls, deferrals or forgiveness of payments on the receivables resulting from the application of the Relief Act or similar state legislation or regulations may result in delays in payments or losses on your notes.

Military Lending Act

On July 22, 2015, the Department of Defense published a final rule in the Federal Register amending the regulation implementing the Military Lending Act (the “Rule”). Passed in 2006, the Military Lending Act provides protections to servicemembers and their dependents (the “covered borrowers”) at the time they originate certain types of consumer credit transactions. The Rule expands the definition of “consumer credit” to apply to a much broader range of closed-end and open-end products, including credit cards. The Rule provides that a “Military APR” of greater than 36% may not be imposed on covered borrowers and that the Military APR includes credit insurance premiums, debt cancellation/suspension fees, credit-related ancillary product fees, certain application fees, certain participation fees, interest and certain other fees/charges. The Military APR excludes certain “bona fide” fees if they are deemed reasonable. The Rule prohibits arbitration, prepayment penalties, and imposing unreasonable notice requirements as a condition for legal action. The Rule also requires delivery of special disclosures before the consummation of the transaction.

The Rule became effective on October 1, 2015 with compliance required by October 3, 2016; provided, however, compliance with respect to open-end credit card accounts was required by October 3, 2017. The Rule impacts the bank’s origination practices by imposing additional requirements for new credit card accounts issued to covered borrowers after October 2, 2017. The bank implemented changes by October 3, 2017 to its cardmember agreements and other disclosures for new credit card accounts in response to the requirements of the Rule. Any shortfall in interest collections resulting from the application of the Rule or similar legislation or regulations which would not be recoverable from the related receivables would result in a reduction of the amounts distributable to the noteholders and may result in delays in payments or losses on your notes.

[Legal Proceedings

In re: Payment Card Fee and Merchant Discount Antitrust Litigation

Beginning in June 2005, several retail merchants filed lawsuits in federal courts, claiming to represent a class of similarly situated merchants, and alleging that MasterCard and VISA USA, together with their members, conspired to charge retailers excessive interchange in violation of federal antitrust laws. In October 2005, these suits were consolidated in In re: Payment Card Fee and Merchant Discount Antitrust Litigation (“MDL 1720”) and venued in the United States District Court for the Eastern District of New York. The plaintiffs seek unspecified treble damages, injunctive relief, attorneys’ fees and costs.

On April 24, 2006, plaintiffs filed a first consolidated and amended complaint, naming First National Bank of Omaha (the “Bank”) and others as defendants. The plaintiffs realleged the claims in their original complaints and further claimed that defendants violated federal and California antitrust laws by combining to impose certain fees and to adopt rules and practices of VISA USA and MasterCard that the plaintiffs contend constitute unlawful restraints of trade. In July 2007, the Bank entered into judgment and loss sharing agreements (the sharing agreements) with VISA USA and certain financial institutions to apportion financial responsibilities arising from any potential adverse judgment or settlement. In 2010, the Bank entered into additional contracts among the defendants relating to the apportionment of financial responsibilities which may arise from any potential adverse judgment or settlement. The Bank and other defendants signed amendments to the above-referenced agreements, including the most recent in October 2015, to clarify and further define the scope of coverage for potential adverse judgments or settlements.

On October 19, 2012, the parties entered into a settlement agreement to resolve these claims. The court granted preliminary approval of the settlement agreement on November 9, 2012. The court entered the formal Class Settlement Order and Final Judgment on January 14, 2014 (the “Order”). A series of appeals were filed in response to the Order and on June 30, 2016, the U.S. Court of Appeals for the Second Circuit reversed the Order, vacated the lower court’s certification of the merchant class and remanded the case to the lower court for further proceedings not inconsistent with the Second Circuit’s order. On November 23, 2016 Class Plaintiffs filed a Petition for Writ of Certiorari with the U.S. Supreme Court seeking a review of the Second Circuit’s decision. On March 27, 2017, the U.S. Supreme Court issued an Order denying Class Plaintiffs’ Petition for Writ of Certiorari.

In furtherance of the Second Circuit’s reversal and remand order, the district court in MDL 1720 appointed separate interim co-lead counsel for a Rule 23(b)(2) Putative Injunctive Relief Class and a Rule 23(b)(3) Putative Damages Class, and the parties resumed litigation activities. On September 17, 2018, certain of the parties entered into the Superseding and Amended Definitive Class Settlement Agreement of the Rule 23(b)(3) Class Plaintiffs and the Defendants (“Amended Settlement Agreement”). The terms of the Amended Settlement Agreement include: (a) a comprehensive release from the Rule 23(b)(3) Damages Class members (“Damages Class”) for liability arising out of the claims asserted in the litigation; (b) certain settlement payments to the Damages Class; and (c) distribution to the Damages Class merchants of a portion of interchange across all credit rate categories for a prior period of eight consecutive months. On September 10, 2018, the Rule 23(b)(3) Class Plaintiffs filed a Motion for Preliminary Approval of the Amended Settlement Agreement. The Court granted Preliminary Approval of the Amended Settlement Agreement on January 24, 2019. The hearing for final approval of the Amended Settlement Agreement is set for November 2, 2019.

Litigation relating specifically to the injunctive relief claims raised by the Rule 23(b)(2) Putative Injunctive Relief Class in MDL 1720 is ongoing. The parties are currently concluding discovery activities to supplement the record evidence established through the initial discovery period which concluded in November 2008, and proceeding to the expert report phase.

Pursuant to accounting guidance on guarantees, the Bank, as part of the contingent litigation accrual, has recorded on its books the fair value of its potential obligations under the additional contracts it entered into in 2010, as amended and referred to above. This liability is subject to significant estimation risk and may materially change. Furthermore, management cannot predict with any degree of certainty how the final outcome of MDL 1720 may impact the broader credit card industry, and in this regard, the Bank.

Other Litigation Concerning the Credit Card Industry

Other antitrust lawsuits have been filed against VISA and MasterCard from time to time, including cases filed by merchants who elected to be excluded from/opt out of the initial 2012 settlement agreement referenced above. The Bank has not been a party to any material suits; however, the Bank is a member of the MasterCard and VISA USA associations and these suits have been covered in the sharing agreements referred to above. While a number of these suits are ongoing, in each of these covered matters that have been settled to date, the VISA portion of the settlement payments have been made from the escrow created by VISA’s stock offerings, and the MasterCard portion has been paid in accordance with the MasterCard sharing agreements referenced above. The Bank has not had any direct liability with respect to such settlements.]

Federal Income Tax Consequences

The following summary describes the material United States federal income tax consequences of the purchase, ownership and disposition of the notes. The following summary has been prepared and reviewed by Kutak Rock LLP as special tax counsel to the issuing entity. The summary is based on the Internal Revenue Code of 1986, as amended as of the date hereof, and final, temporary and proposed Treasury regulations, revenue rulings and judicial decisions, all of which are subject to prospective and retroactive changes. The summary is addressed only to original purchasers of the notes, deals only with notes held as capital assets within the meaning of Section 1221 of the Internal Revenue Code and, except as specifically set forth below, does not address tax consequences of holding notes that may be relevant to investors in light of their own investment circumstances or their special tax situations, for example:

•	banks and thrifts;

•	insurance companies;

•	regulated investment companies;

•	dealers in securities;

•

holders that will hold the offered notes as a position in a “straddle” for tax purposes or as a part of a “synthetic security,” “conversion transaction” or other integrated investment comprised of the offered notes, and one or more other investments;

•	trusts and estates; and

•	pass-through entities, the equity holders of which are any of the foregoing.

Further, this discussion does not address alternative minimum tax consequences or any tax consequences to holders of interests in a noteholder.

As more fully described in this “Federal Income Tax Consequences” section and based on certain assumptions and certain representations, special tax counsel is of the opinion to the effect that the issuing entity will not be subject to federal income tax, and further that the Class A notes will be characterized as debt for United States federal income tax purposes. Additionally, special tax counsel is of the opinion to the effect that the statements set forth in this section to the extent they constitute matters of law or legal conclusions, are correct in all material respects. Special tax counsel has not been asked to opine on any other federal income tax matter, and the balance of this discussion does not purport to set forth any opinion of special tax counsel concerning any other particular federal income tax matter. Opinions of special tax counsel are not binding on the Internal Revenue Service or the courts, and no ruling on any of the issues discussed below will be sought from the Internal Revenue Service. In addition, no transaction closely comparable to the purchase of the notes has been the subject of any Treasury Regulation, revenue ruling or judicial decision. Accordingly, persons considering the purchase of notes should consult their own tax advisors with regard to the United States federal income tax consequences of an investment in the notes and the application of United States federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdictions, to their particular situations.

Tax Classification of the Issuing Entity and the Notes

Treatment of the Issuing Entity as an Entity, Not Subject to Tax. Special tax counsel to the issuing entity is of the opinion that, although no transaction closely comparable to that contemplated herein has been the subject of any Treasury Regulation, revenue ruling or judicial decision, the issuing entity will not be treated as an association or as a publicly traded partnership taxable as a corporation for federal income tax purposes. Under such a classification, the issuing entity will not be subject to a corporate federal income tax. However, as discussed above, this opinion is not binding on the Internal Revenue Service and no assurance can be given that this classification will prevail.

The precise tax classification of the issuing entity for federal income tax purposes is not certain. It might be viewed as merely holding assets on our behalf as collateral for notes issued by us. On the other hand, the issuing entity could be viewed as a separate entity for tax purposes issuing its own notes. This distinction may have a significant tax effect on particular noteholders as stated below under “—Possible Alternative Classifications.”

Treatment of the Offered Notes as Debt. Special tax counsel to the issuing entity is of the opinion that, although no transaction closely comparable to that contemplated herein has been the subject of any Treasury regulation, revenue ruling or judicial decision, the offered notes will be characterized as debt rather than as interests in the receivables or as equity of the issuing entity for United States federal income tax purposes. However, opinions of counsel are not binding on the Internal Revenue Service, and there can be no assurance that the Internal Revenue Service could not successfully challenge this conclusion. The issuing entity agrees by entering into the Indenture, and the noteholders agree by their purchase and holding of notes, to treat the notes as debt for United States federal, state and local income or franchise tax purposes.

In general, whether for United States federal income tax purposes a transaction constitutes a sale of property or a loan, the repayment of which is secured by the property, is a question of fact, the resolution of which is based upon the economic substance of the transaction rather than its form or the manner in which it is labeled. While the Internal Revenue Service and the courts have set forth several factors to be taken into account in determining whether the substance of a transaction is a sale of property or a secured indebtedness for United States federal income tax purposes, the primary factor in making this determination is whether the transferee has assumed the risk of loss or other economic burdens relating to the property and has obtained the benefits of ownership thereof. Special tax counsel may analyze and rely on several factors in reaching its opinion that the weight of the benefits and burdens of ownership of the receivables has not been transferred to the noteholders.

In some instances courts have held that a taxpayer is bound by a particular form it has chosen for a transaction, even if the substance of the transaction does not accord with its form. It is expected that special tax counsel may advise that the rationale of those cases should not apply to the transaction evidenced by the notes because the form of the transaction, as reflected in the operative provisions of the documents, either is not inconsistent with the characterization of the notes as debt for United States federal income tax purposes or otherwise makes the rationale of those cases inapplicable to this situation.

Possible Alternative Classifications. If, contrary to the opinion of special tax counsel to the issuing entity, the Internal Revenue Service successfully asserted that a series or class of notes did not represent debt for United States federal income tax purposes, it could find that the arrangement created by the transfer and servicing agreement and the related indenture supplement constitutes a partnership that could be treated as a “publicly traded partnership” taxable as a corporation. We currently do not intend to comply with the United States federal income tax reporting requirements that would apply if any series or class of notes were treated as interests in a partnership or corporation.

If the indenture, the indenture supplement and the trust agreement are treated as creating a partnership between us and the noteholders, the partnership itself would not be subject to United States federal income tax (unless it were to be characterized as a publicly traded partnership taxable as a corporation); rather, the partners of such partnership, including the noteholders, would be taxed individually on their respective distributive shares of the partnership’s income, gain, loss, deductions and credits.

Treatment of a noteholder as a partner could have adverse tax consequences to certain holders. For example, income allocable to foreign persons (as well as gain or loss on any disposition of a note) generally would be subject to United States tax and United States tax return filing and withholding requirements, and individual holders might be subject to limitations on their ability to deduct their share of partnership expenses. The result of the differences in tax treatment noted above might cause an individual to be taxed on a greater amount of income than the stated rate on the notes. Further, the issuing entity could be liable for any withholding tax not properly withheld form a foreign partner in connection with a disposition of a note.

If the issuing entity were classified as a partnership for federal income tax purposes, then the provisions of the Bipartisan Budget Act of 2015 (the “Budget Act”) would apply. Under the Budget Act, unless a partnership elects otherwise, taxes arising from audit adjustments are required to be paid by the partnership rather than by its partners or members. In such case, we expect the parties responsible for the tax administration of the issuing entity will elect to utilize any exceptions available under the Budget Act so that the persons treated as the issuing entity’s partners, to the fullest extent possible, rather than the issuing entity itself, will be liable for any taxes arising from audit adjustments to the issuing entity’s taxable income if the issuing entity is treated as a partnership.

If it were determined that the transaction created an entity classified as a publicly traded partnership taxable as a corporation, the issuing entity would be subject to United States federal income tax at corporate income tax rates on the income it derives from the receivables and the issuing entity would not be able to reduce its taxable income by deductions for interest expense on notes recharacterized as equity. Such classification could materially reduce cash available to make payments on the notes. Further, noteholders might not be entitled to any dividends received deduction in respect of payments of interest on notes treated as dividends.

In addition, even if the notes are treated as debt, the issuing entity is also able to issue other notes which may be treated as debt or as equity interests in the issuing entity. The issuance of additional notes requires the delivery of a new opinion of counsel generally to the effect that the new issuance will not cause the issuing entity to become taxable as a separate entity for federal income tax purposes. However, the new opinion would not bind the Internal Revenue Service, and the issuing entity could become a taxable entity as a result of the new issuance, potentially diminishing cash available to make payments on the notes. We suggest that prospective investors consult with their own tax advisors with regard to the consequences of each of the possible alternative characterizations to them in their particular circumstances. The following discussion assumes that the classification of the offered notes as debt is correct.

Consequences to Holders of the Offered Notes

Interest and Original Issue Discount. In general, stated interest on a note will be includible in gross income as it accrues or is received in accordance with a noteholder’s usual method of tax accounting. Interest received on the notes may also constitute “investment income” for purposes of certain limitations of the Code concerning the deductibility of investment interest expense. If a class of notes is issued with original issue discount, the provisions of Sections 1271 through 1273 and 1275 of the Code will apply to those notes. Under those provisions, a holder of a note issued with original issue discount—including a cash basis holder—generally would be required to include the original issue discount on a note in income for federal income tax purposes on a constant yield basis, resulting in the inclusion of original issue discount in income in advance of the receipt of cash attributable to that income. In general, a note will be treated as having original issue discount to the extent that its “stated redemption price” exceeds its “issue price,” if that excess equals or exceeds 0.25 percent multiplied by the weighted average life of the note, determined by taking into account the number of complete years following issuance until payment is made for each partial principal payment. Under Section 1272(a)(6) of the Internal Revenue Code, special provisions apply to debt instruments on which payments may be accelerated due to prepayments of other obligations securing those debt instruments. However, no regulations have been issued interpreting those provisions, and the manner in which those provisions would apply to the notes is unclear, but the application of Section 1272(a)(6) could affect the rate of accrual of original issue discount and could have other consequences to holders of the notes. Additionally, the Internal Revenue Service could take the position based on Treasury Regulations that none of the interest payable on a note is “unconditionally payable” and hence that all of the interest payable on the note should be included in the note’s stated redemption price at maturity. If sustained, that treatment should not significantly affect tax liabilities for most holders of the notes, but we suggest that prospective noteholders consult their own tax advisors concerning the impact to them in their particular circumstances. The issuing entity intends to take the position that interest on the notes constitutes “qualified stated interest” and the offered notes are not issued with original issue discount.

Certain provisions of the recently enacted Tax Cut and Jobs Act (the “2017 Tax Act”) may accelerate the inclusion of income and original issue discount for certain noteholders as compared with that described immediately above. More particularly, accrual method taxpayers may be required to recognize such items of income no later than the taxable year in which such income is taken into account as revenue for financial accounting purposes. The precise method of applying this acceleration rule to the notes is a matter of some uncertainty, particularly with respect to debt instruments issued with original issue discount, and especially those subject to Section 1272(a)(6) of the Code. Accordingly, potentially affected prospective purchasers should consult their own tax advisors with regard to the consequences of these new tax accounting rules on them in their particular circumstances.

Market Discount. Noteholders should be aware that the resale of offered notes may be affected by the market discount provisions of the Internal Revenue Code. The market discount rules generally provide that, subject to a de minimis exception, if a holder of a note acquires it at a market discount (i.e., at a price below its stated redemption price at maturity or its “adjusted issue price” if it was issued with original issue discount) and thereafter recognizes gain upon a disposition of the note, the lesser of such gain or the portion of the market discount that accrued while the note was held by such holder will be treated as ordinary interest income realized at the time of the disposition. A taxpayer may elect to include market discount currently in gross income in taxable years to which it is attributable, computed using either a ratable accrual method or a yield to maturity method.

Market Premium. A subsequent holder who purchases a note at a premium (i.e., at a price above its stated redemption price at maturity or its “adjusted issue price” if it was issued with original discount) may elect to amortize and deduct this premium over the remaining term of the note as an offset to interest income and not as a separate deduction item as it accrues, in accordance with rules set forth in Section 171 of the Internal Revenue Code. Such noteholder’s tax basis in the note will be reduced by the amount of the amortized premium. Any such election will apply to all debt instruments (other than instruments the interest on which is excludible from gross income) held by the noteholder at the beginning of the first taxable year for which the election applies or thereafter acquired and is irrevocable without the consent of the Internal Revenue Service. Premium paid for a note held by a noteholder who does not elect to amortize the premium will remain part of such noteholder’s tax basis in such note and will decrease the gain or increase the loss otherwise recognized on a sale or other taxable disposition of the notes. Because premium amortization under Section 171 is treated for tax purposes as an offset to interest income (rather than as a separate item of deduction), it is unclear if or how noteholders who are subject to the provisions of the 2017 Tax Act causing an acceleration of the recognition of interest income, and who elect to amortize bond premium with respect to a note, would realize a tax benefit from either the amortization election or the premium paid.

Related-Party Note Acquisition Considerations. The United States Department of the Treasury and the IRS recently issued Treasury Regulations under Code section 385 that address the debt or equity treatment of instruments held by certain parties related to the issuing entity. In particular, in certain circumstances, a note that otherwise would be treated as debt is treated as stock for United States federal income tax purposes during periods in which the note is held by an applicable related party (meaning a member of an “expanded group” that includes the issuing entity (or its owner(s)), generally based on a group of corporations or controlled partnerships connected through 80% direct or indirect ownership links). Under the Treasury Regulations, any notes treated as stock under these rules could result in adverse consequences to such related party noteholder. Each purchaser and each transferee of an offered note shall either (i) by its acceptance of an offered note, be deemed to represent and warrant that it is not part of the issuing entity’s “expanded group” within the meaning of the Treasury Regulations under Code section 385 or (ii) obtain and provide an opinion of nationally recognized tax counsel experienced in such matters that under existing law, its acquisition of an offered note will not cause Code section 385 and the Treasury Regulations promulgated thereunder, to apply to the offered notes. Persons considering the purchase of an offered note should note that the Treasury Regulations are complex and we urge you to consult your tax advisors regarding the possible effects of the new rules.

Disposition of the Notes. Upon the sale, exchange, retirement or other taxable disposition of a note, the holder of the note generally will recognize taxable gain or loss in an amount equal to the difference between (a) the amount realized on the disposition, other than that part of the amount attributable to, and taxable as, accrued interest and (b) the holder’s adjusted tax basis in the note. The holder’s adjusted tax basis in the note generally will equal the cost of the note to that holder, increased by any original issue discount or market discount previously included in income by that holder with respect to the note, and decreased by any deductions previously allowed for amortizable bond premium and by the amount of any payments of principal or original issue discount previously received by that holder with respect to its note. Subject to the market discount rules discussed above, any related gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if at the time of sale the note has been held for more than one year. The maximum ordinary income rate for individuals, estates, and trusts exceeds the maximum long-term capital gains rate for such taxpayers. In addition, any capital losses realized generally may be used by a corporate taxpayer only to offset capital gains and by an individual taxpayer only to the extent of capital gains plus $3,000 of other income. A noteholder subject to the acceleration provisions of the 2017 Tax Act with respect to the note, whether in respect of interest, original issue discount, or market discount, may be entitled to a corresponding further adjustment to its tax basis in its note, although the 2017 Tax Act makes no provision for any such adjustment. It is also unclear whether or how a noteholder who is subject to the 2017 Tax Act provisions, and who elects to amortize bond premium in respect of its note, may realize a basis adjustment and tax benefit for the premium paid on purchasing its interest in a note upon its disposition.

Medicare Tax. U.S. persons within the meaning of 7701(a)(30) of the Internal Revenue Code that are individuals, estates or trusts with income exceeding certain thresholds are subject to an additional 3.8% Medicare tax on some or all of their ‘‘net investment income.’’ Net investment income will generally include interest on, and gain from the disposition of, the offered notes unless such interest income or gain is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Noteholders should consult their own tax advisor regarding the effect the Medicare tax may have, if any, on their acquisition, ownership or disposition of the offered notes.

Foreign Holders. The following information describes the United States federal income tax treatment if the notes are treated as debt to an investor that is a nonresident alien individual or a foreign corporation (collectively, a “foreign person”). Some foreign persons, including certain residents of certain United States possessions or territories, may be subject to special rules not discussed in this summary.

Interest, including original issue discount, if any, paid to a foreign person on a note will not be subject to withholding of United States federal income tax, provided that:

•

the interest payments are effectively connected with the conduct of a trade or business within the United States by the foreign person and such foreign person submits a properly executed Internal Revenue Service Form W-8ECI or other applicable form; or

•

the foreign person is not, for United States federal income tax purposes, actually or constructively a “10 percent shareholder” of us or the issuing entity, a “controlled foreign corporation” with respect to which we or the issuing entity is a “related person” within the meaning of the Internal Revenue Code, or a bank extending credit under a loan agreement entered into in the ordinary course of its trade or business, and, under current Treasury Regulations, either (1) the beneficial owner represents that it is a foreign person and provides its name and address to us or our paying agent on a properly executed Internal Revenue Service Form W-8BEN, Form W-8BEN-E or other applicable form, signed under penalties of perjury; or (2) if a note is held through a securities clearing organization or other financial institution, as is expected to be the case unless definitive notes are issued, the organization or financial institution certifies to us or our paying agent under penalties of perjury that it has received Internal Revenue Service Form W-8BEN, Form W-8BEN-E or other applicable form from the foreign person or from another qualifying financial institution intermediary, and provides a copy to us or our paying agent.

If these exceptions do not apply to a foreign person, interest, including original issue discount, if any, paid to such foreign person generally will be subject to withholding of United States federal income tax at a 30% rate. Such foreign person may, however, be able to claim the benefit of a reduced withholding tax rate under an applicable income tax treaty. The required information for claiming treaty benefits is generally submitted, under current Treasury Regulations, on Internal Revenue Service Form W-8BEN, Form W-8BEN-E or other applicable form. Special rules apply to partnerships, estates and trusts, and in certain circumstances certifications as to foreign status and other matters may be required to be provided by partners and beneficiaries thereof.

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of a note by a foreign person will be exempt from United States federal income tax and withholding tax, provided that (1) the gain is not effectively connected with the conduct of a trade or business in the United States by the foreign person, and (2) in the case of an individual foreign person, the individual is not present in the United States for 183 days or more in the taxable year in which the sale, redemption, retirement or other taxable disposition occurs.

If the interest or gain on the note is effectively connected with the conduct of a trade or business within the United States, then although the foreign person will be exempt from the withholding of tax previously discussed if an appropriate statement is provided, such foreign person generally will be subject to United States federal income tax on the interest, including original issue discount, if any, or gain at applicable graduated federal income tax rates. In addition, if a foreign person is a foreign corporation, such foreign corporation may be subject to a branch profits tax equal to 30% of your “effectively connected earnings and profits” within the meaning of the Internal Revenue Code for the taxable year, as adjusted for certain items, unless such foreign corporation qualifies for a lower rate under an applicable tax treaty.

FATCA. Sections 1471 through 1474 of the Internal Revenue Code, the Foreign Account Tax Compliance Tax (“FATCA”), generally impose a withholding tax of 30% on payments of interest or gross proceeds from the disposition of a debt instrument to certain foreign persons, whether as the beneficial owner or as an intermediary for the ultimate beneficial owner, including both (i) a “foreign financial institution” (as defined in the Internal Revenue Code), unless such institution is “deemed compliant,” complies with the rules implementing an applicable intergovernmental agreement and/or enters into an agreement with the United States government to collect and provide to the United States tax authorities substantial information regarding United States account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners) and (ii) a foreign entity that is not a financial institution in certain cases, unless such entity provides the withholding agent with a certification identifying the substantial United States owners of the entity, which generally includes any United States person who directly or indirectly owns more than 10% of the entity.

If applicable, FATCA withholding applies to payments of proceeds, dividends, interest and other fixed and determinable annual or periodic income. Under proposed regulations, FATCA withholding on proceeds from the disposition of property producing such payments (e.g., notes) scheduled to take effect beginning January 1, 2019, has been repealed. In the preamble to the proposed regulations, the Internal Revenue Service provided that taxpayers may rely upon this repeal until the issuance of final regulations. Certain countries have entered into, and other countries are expected to enter into, agreements with the United States to facilitate the type of information reporting required under FATCA. While the existence of such agreements will not eliminate the risk that payments to foreign financial institutions or non-financial foreign entities in those countries will be subject to FATCA withholding, these agreements are expected to reduce the risk of the withholding for investors in those countries. However, prospective purchasers are strongly encouraged to consult with their own tax advisors regarding the potential application and impact of FATCA.

Backup Withholding. Payments of principal and interest, as well as payments of proceeds from the sale, retirement or disposition of a note, may be subject to “backup withholding” tax under Section 3406 of the Internal Revenue Code if a noteholder fails to furnish its correct taxpayer identification number, fails to report interest, dividends or other “reportable payments” (as defined in the Internal Revenue Code) properly, or under certain circumstances fails to provide a certified statement, under penalty of perjury, that it is not subject to backup withholding. The backup withholding tax rate is currently 24%. Any amounts deducted and withheld would be allowed as a credit against the recipient’s United States federal income tax if appropriate proof is provided under rules established by the Internal Revenue Service. Furthermore, penalties may be imposed by the Internal Revenue Service on a recipient of payments that is required to supply information but does not do so in the proper manner. Backup withholding will not apply with respect to payments made to exempt recipients, such as corporations and financial institutions. Holders of the notes are urged to consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining an exemption. Information returns will be sent annually to the Internal Revenue Service and to each noteholder setting forth the amount of interest paid (and original issue discount accrued, if any) on the notes and the amount of tax withheld thereon.

The United States federal income tax discussion set forth above may not be applicable depending upon a holder’s particular tax situation, and does not purport to address the issues described with the degree of specificity that would be provided by a taxpayer’s own tax advisor. We suggest that prospective purchasers consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the notes and the possible effects of changes in federal tax laws.

State and Local Tax Consequences

The discussion above does not address the taxation of the trust or the tax consequences of the purchase, ownership or disposition of an interest in the notes under any state or local tax law. We suggest that each investor consult its own tax advisor regarding state and local tax consequences.

ERISA Considerations

The prospectus for each series of notes will specify whether the notes offered by that prospectus are eligible for purchase by employee benefit plans.

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), imposes certain fiduciary obligations and prohibited transaction restrictions on employee pension and welfare benefit plans subject to ERISA (“ERISA Plans”). Section 4975 of the Internal Revenue Code (the “Code”) imposes substantially similar prohibited transaction restrictions on certain employee benefit plans, including tax-qualified retirement plans described in Section 401(a) of the Code (“Qualified Retirement Plans”) and on individual retirement accounts and annuities described in Sections 408 (a) and (b) of the Code (“IRAs,” collectively, with Qualified Retirement Plans, “Tax- Favored Plans”). Certain employee benefit plans, such as governmental plans (as defined in Section 3(32) of ERISA), and, if no election has been made under Section 410(d) of the Code, church plans (as defined in Section 3(33) of ERISA) (“Non-ERISA Plans”), are not subject to the requirements set forth in ERISA or the prohibited transaction restrictions under Section 4975 of the Code. Accordingly, the assets of such Non-ERISA Plans may be invested in the notes without regard to the ERISA or Code considerations described below, provided that such investment is not otherwise subject to the provisions of other applicable federal and state law (“Similar Laws”). Any governmental plan or church plan that is qualified under Section 401(a) and exempt from taxation under Section 501(a) of the Code is, nevertheless, subject to the prohibited transaction rules set forth in Section 503 of the Code.

In addition to the imposition of general fiduciary requirements, including those of investment prudence and diversification and the requirement that an ERISA Plan’s investment of its assets be made in accordance with the documents governing such ERISA Plan, Section 406 of ERISA and Section 4975 of the Code prohibit a broad range of transactions involving assets of ERISA Plans and Tax-Favored Plans (“Plan” or collectively “Plans”) and entities whose underlying assets include “plan assets” by reason of Plans investing in such entities with persons (“Parties in Interest” or “Disqualified Persons” as such terms are defined in ERISA and the Code, respectively) who have certain specified relationships to the Plans, unless a statutory, class or administrative exemption is available. Parties in Interest or Disqualified Persons that participate in a prohibited transaction may be subject to a penalty (or an excise tax) imposed pursuant to Section 502(i) of ERISA or Section 4975 of the Code unless a statutory, class or administrative exemption is available. Section 502(l) of ERISA requires the Secretary of the U.S. Department of Labor (the “DOL”) to assess a civil penalty against a fiduciary who violates any fiduciary responsibility under ERISA or commits any other violation of part 4 of Title I of ERISA or any other person who knowingly participates in such breach or violation. If the investment constitutes a prohibited transaction under Section 408(e) of the Code, the IRA may lose its tax-exempt status.

The investment in a security by a Plan may, in certain circumstances, be deemed to include an investment in the assets of the entity issuing such security, such as the issuing entity of the offered notes. Certain transactions involving the purchase, holding or transfer of notes may be deemed to constitute prohibited transactions if assets of the issuing entity are deemed to be assets of a Plan. These concepts are discussed in greater detail below.

Plan Assets Regulation

The DOL has promulgated a regulation set forth at 29 C.F.R. § 2510.3-101 (the “Plan Assets Regulation”) concerning whether or not the assets of an ERISA Plan would be deemed to include an interest in the underlying assets of an entity (such as the issuing entity) for purposes of the general fiduciary responsibility provisions of ERISA and for the prohibited transaction provisions of ERISA and Section 4975 of the Code, when a Plan acquires an “equity interest” in such entity. ERISA Section 3(42) defines the term “plan assets.” Depending upon a number of factors set forth in the Plan Assets Regulation, “plan assets” may be deemed to include either a Plan’s interest in the assets of an entity (such as the issuing entity) in which it holds an equity interest or merely to include its interest in the instrument evidencing such equity interest. For purposes of this section, the terms “plan assets” (“Plan Assets”) and the “assets of a Plan” have the meaning specified in the Plan Assets Regulation and ERISA Section 3(42) and include an undivided interest in the underlying interest of an entity which holds Plan Assets by reason of a Plan’s investment therein (a “Plan Asset Entity”).

Under the Plan Assets Regulation, the assets of the issuing entity would be treated as Plan Assets if a Plan acquires an equity interest in the issuing entity and none of the exceptions contained in the Plan Assets Regulation is applicable. An equity interest is defined under the Plan Assets Regulation as an interest in an entity other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features.

If the offered notes are treated as having substantial equity features, a Plan or a Plan Asset Entity that purchases the offered notes could be treated as having acquired a direct interest in the issuing entity. Accordingly, the purchase, holding, transfer or resale of the offered notes could result in a transaction that is prohibited under ERISA or the Code as described below.

The Plan Assets Regulation provides an exemption from “plan asset” treatment for securities issued by an entity if such securities are debt securities under applicable state law with no “substantial equity features.” While not free from doubt, assuming the offered notes are debt securities under applicable state law and have no substantial equity features, the offered notes should be treated as debt without substantial equity features for purposes of the Plan Assets Regulation.

In the event that the offered notes cannot be treated as indebtedness for purposes of ERISA, under an exception to the Plan Assets Regulation, the assets of a Plan will not include an interest in the assets of an entity, the equity interests of which are acquired by the Plan, if at no time do Plans in the aggregate own 25% or more of the value of any class of equity interests in such entity, as calculated under the Plan Assets Regulation and ERISA Section 3(42). Because the availability of this exception depends upon the identity of the noteholders at any time, there can be no assurance that the offered notes will qualify for this exception and that the issuing entity’s assets will not constitute a Plan Asset subject to ERISA’s fiduciary obligations and responsibilities. Therefore, neither a Plan nor a Plan Asset Entity should acquire or hold offered notes in reliance upon the availability of this exception under the Plan Assets Regulation.

Prohibited Transactions

The acquisition or holding of offered notes by or on behalf of a Plan, whether or not the underlying assets are treated as Plan Assets, could give rise to a prohibited transaction if the issuing entity or any of its respective affiliates is or becomes a Party in Interest or Disqualified Person with respect to such Plan, or in the event that an offered note is purchased in the secondary market by a Plan from a Party in Interest or Disqualified Person with respect to such Plan. There can be no assurance that the issuing entity or any of its respective affiliates will not be or become a Party in Interest or a Disqualified Person with respect to a Plan that acquires the offered notes. Any such prohibited transaction could be treated as exempt under ERISA and the Code if the offered notes were acquired pursuant to and in accordance with one or more statutory exemptions, individual exemptions or “class exemptions” issued by the DOL. Such class exemptions include, for example, Prohibited Transaction Class Exemption (“PTCE”) 75-1 (an exemption for certain transactions involving employee benefit plans and broker dealers, reporting dealers and banks), PTCE 84-14 (an exemption for certain transactions determined by an independent qualified professional asset manager), PTCE 90-1 (an exemption for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (an exemption for certain transactions involving bank collective investment funds), PTCE 95-60 (an exemption for certain transactions involving an insurance company’s general account) and PTCE 96-23 (an exemption for certain transactions determined by a qualifying in-house asset manager).

The underwriters, the indenture trustee, the owner trustee, the servicer, the administrator or their affiliates may be the sponsor of, or investment advisor with respect to, one or more Plans. Because these parties may receive certain benefits in connection with the sale or holding of offered notes, the purchase of offered notes using Plan Assets over which any of these parties or their affiliates has investment authority might be deemed to be a violation of a provision of Title I of ERISA or Section 4975 of the Code. Accordingly, offered notes may not be purchased using the assets of any Plan if any of the underwriters, the indenture trustee, the owner trustee, the servicer the administrator or their affiliates has investment authority for those assets, or is an employer maintaining or contributing to the plan, unless an applicable prohibited transaction exemption is available and such prohibited transaction exemption covers such purchase.

Purchaser’s/Transferee’s Representations and Warranties

Each purchaser and each transferee of an offered note (including a Plan’s fiduciary, as applicable) shall be deemed to represent and warrant that (1)(a) it is not a Plan and is not acquiring the offered note directly or indirectly for, or on behalf of, a Plan, a Plan Asset Entity or a Non-ERISA Plan or (b) the acquisition and holding of the offered notes by or on behalf of, or with Plan Assets of, a Plan, Plan Asset Entity or Non-ERISA Plan is permissible under applicable law, will not result in any non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or Similar Law, and will not subject the issuing entity or underwriters to any obligation not affirmatively undertaken in writing.

Consultation with Counsel

Any Plan fiduciary or other investor of Plan Assets considering whether to acquire or hold offered notes on behalf of or with Plan Assets of any Plan or Plan Asset Entity, and any insurance company that proposes to acquire or hold offered notes, should consult with its counsel with respect to the potential applicability of the fiduciary responsibility provisions of ERISA and the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code with respect to the proposed investment and the availability of any prohibited transaction exemption. A fiduciary with respect to a Non-ERISA Plan that proposes to acquire or hold offered notes should consult with counsel with respect to the applicable federal, state and local laws.

Underwriting

Subject to the terms and conditions set forth in an underwriting agreement between us and the underwriters named below, we have agreed to sell to the underwriters, and each of the underwriters has severally agreed to purchase, the principal amount of the Class A notes set forth opposite its name:

Class A Underwriters	Principal Amount of Class A Notes
[●]	$	[●	]
[●]	$	[●	]
[●]	$	[●	]

Total	$	[●	]

The underwriters of the Class A notes have advised us that they propose initially to offer the Class A notes to the public at the prices set forth in this prospectus, and to dealers chosen by the underwriters at the prices set forth in this prospectus less a concession not in excess of the percentages set forth in the following table. The underwriters of the Class A notes and those dealers may reallow a concession not in excess of the percentages set forth in the following table. After the initial public offering of the notes, the public offering prices and the concessions referred to in this paragraph may be changed. Additional offering expenses are estimated to be $[●].

Class A Notes
Concessions	[●	]%
Reallowances	[●	]%

The underwriters will be compensated as set forth in the following table:

	Underwriters Discounts and Commissions		Amount Per $1,000 of Principal			Total Amount
Class A Notes	[●	]%	$	[●	]	$	[●	]

Each underwriter has severally represented, warranted and agreed with the issuing entity that:

•

it has, in the United Kingdom, only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to the issuing entity; and

•	it has complied, and will comply, with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

In the United Kingdom, this document is only being distributed to and is only directed at (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document is only available to relevant persons, and any person who is not a relevant person should not act or rely on this document or any of its contents.

Further, each underwriter has represented and agreed, severally and not jointly, it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any of the notes to any retail investor in the European Economic Area. For the purposes of this provision:

•

the expression “retail investor” means a person who is one (or more) of the following: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II, (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended or superseded); and

•

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes.

We will indemnify the underwriters against the liabilities specified in the underwriting agreement, including liabilities under the Securities Act, or will contribute to payments the underwriters may be required to make in connection with those liabilities.

The underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the notes in accordance with Regulation M under the Exchange Act. Over-allotment transactions involve syndicate sales in excess of the offering size, which creates a syndicate short position. The underwriters do not have an “overallotment” option to purchase additional notes in the offering, so syndicate sales in excess of the offering size will result in a naked short position. The underwriters must close out any naked short position through syndicate covering transactions in which the underwriters purchase notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that would adversely affect investors who purchase in the offering. Stabilizing transactions permit bids to purchase the notes so long as the stabilizing bids do not exceed a specified maximum. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the notes originally sold by that syndicate member are purchased in a syndicate covering transaction. Over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters represent that the underwriters will engage in any of these transactions or that those transactions, once commenced, will not be discontinued without notice at any time.

In the ordinary course of their respective businesses, the underwriters and their respective affiliates have engaged and may in the future engage in investment banking or commercial banking transactions with us and our affiliates. We may use a portion of the net proceeds of the sale of the Series 20[●]-[●] notes to reduce outstandings under various credit facilities provided by some of the underwriters, their affiliates and special purpose entities administered by some of the underwriters and their affiliates.

[The Class B notes and the Class C notes may be offered by the depositor from time to time directly or through an underwriter or agent in one or more negotiated transactions, or otherwise, at varying prices to be determined at the time of sale. However, there is currently no underwriting arrangement in effect for the Class B notes or the Class C notes. Proceeds to the depositor from any sale of the Class B notes and the Class C notes will equal the respective purchase price paid by their purchaser, net of any expenses payable by the depositor and any compensation payable to any underwriter or agent.]

Use of Proceeds

[We will receive the net proceeds from the sale of each series of notes offered by this prospectus and will use those proceeds (a) to purchase credit card receivables from the bank or (b) for general corporate purposes.]

Legal Matters

Certain legal matters relating to the issuance of the Series 20[●]-[●] notes will be passed upon for us by Kutak Rock LLP as special counsel for us. Certain legal matters relating to the federal tax consequences of the issuance of the Series 20[●]-[●] notes will be passed upon for us by Kutak Rock LLP. Certain legal matters relating to the issuance of the Series 20[●]-[●] notes will be passed upon for the underwriters by Chapman and Cutler LLP.

Reports to Noteholders

The servicer will prepare monthly and annual reports that will contain information about the issuing entity. The financial information contained in the reports will not be prepared in accordance with generally accepted accounting principles. Unless and until definitive notes are issued, the reports will be sent to Cede & Co. which is the nominee of The Depository Trust Company and the registered holder of the notes. No financial reports will be sent to you. See “Description of the Notes—Book-Entry Registration,” “—Reports to Noteholders” and “—Evidence as to Servicer’s Compliance” in this prospectus.

Where You Can Find More Information

We filed a registration statement relating to the notes with the SEC. This prospectus is part of the registration statement, but the registration statement includes additional information.

We will file with the SEC all required annual reports on Form 10-K, monthly distribution reports on Form 10-D and current reports on Form 8-K and other information about the issuing entity under the Central Index Key (CIK) number 0001396730. The reports described under “Description of the Notes—Evidence as to Servicer’s Compliance” will be filed as exhibits to our annual report on Form 10-K.

The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC that are available to the public. Our SEC filings are available to the public on that site. At the time we prepared the electronic version of this prospectus, the uniform resource locator, or URL, in this paragraph was included as, and was intended to remain, an inactive textual reference only. Despite our actions and intentions, many standard software programs may automatically convert an inactive URL into an active hyperlink when this document is subsequently accessed.

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC will be filed under the name of First National Funding LLC. In all cases, you should rely on the later information incorporated by reference over different information included in this prospectus. We incorporate by reference any future current reports on Form 8-K filed by or on behalf of us until we terminate our offering of the notes.

As a recipient of this prospectus, you may request a copy of any document we incorporate by reference, except exhibits to the documents—unless the exhibits are specifically incorporated by reference—at no cost, by writing or calling us care of: First National Bank of Omaha, 1620 Dodge Street Stop Code 3271, Omaha, Nebraska 68197-3271, Lori L. Niemeyer, Telephone: (402) 602-3107.

The trust’s annual reports on Form 10-K, distribution reports on Form 10-D and current reports on Form 8-K, and amendments to those reports filed with, or otherwise furnished to, the SEC will not be made available on the sponsor’s website because those reports are made available to the public on the SEC Internet site as described above and as available, at no cost, by writing or calling us as described in the immediately preceding paragraph.

Glossary of Terms for Prospectus

“Aggregate Principal Receivables” means, on any date the total amount of principal receivables, other than discount option receivables and receivables in defaulted accounts.

“Base Rate” means, with respect to any calendar month, the annualized percentage equivalent of a fraction:

(a)

the numerator of which is the sum of (x) the interest due on the Series 20[●]-[●] notes on the following distribution date and (y) your series’ share of the monthly servicing fee for the following distribution date; and

(b)	the denominator of which is the Series 20[●]-[●] collateral amount, plus amounts on deposit in the principal accumulation account, each as of the first day of that calendar month.

“Eligible Account” means a credit card account owned by the bank, that as of the cut-off date for each initial account, or as of the addition cut-off date for an additional account:

(a)	is payable in United States dollars;

(b)	has not been classified on the bank’s electronic records as fraudulent, canceled, counterfeit, stolen or lost;

(c)	was in existence, maintained or initially opened at least six months prior to its selection for inclusion in the trust;

(d)

the cardholder on which is not the U.S. Government or any state or local governmental entity and who has provided, as his or her most recent billing address, an address located in the United States or its territories or possessions, except that up to 1% (measured as of the end of the most recently ended monthly period), or a greater number approved by each Hired Agency, of the Aggregate Principal Receivables may have cardholders who have provided billing addresses outside of these jurisdictions;

(e)	which has either been originated by the bank or acquired by the bank from third-party financial institutions;

(f)	was originated in the ordinary course of business;

(g)

the receivables of which the bank has not charged-off in its customary and usual manner for charging-off receivables as of the cut-off date or, with respect to an additional account, the addition date;

(h)	is not more than 30 days delinquent; and

(i)	is free and clear of all liens that are equal or prior to the interest of the trust.

“Eligible Receivable” means a receivable:

(a)	that has arisen under an Eligible Account;

(b)

that was created in compliance in all material respects with all requirements of law applicable to the person that originated the receivable, and under a cardholder agreement that complies in all material respects with all requirements of law applicable to the originator of the receivable;

(c)

for which all consents, licenses, approvals or authorizations of, or registrations or declarations with, any governmental authority required to be obtained, effected or given by the person that originated the receivable in connection with the creation of the receivable or the execution, delivery and performance by such person of the related credit card agreement pursuant to which such receivable was created have been duly obtained, effected or given and are in full force and effect as of the date of the creation of that receivable;

(d)

as to which, upon the transfer of such receivables to the trust, the trust will have good and marketable title free and clear of all liens and security interests, other than any lien for taxes if those taxes are not then due and payable or if we are then contesting the validity of those taxes in good faith by appropriate proceedings and we have set aside on our books adequate reserves with respect to those taxes;

(e)

that is the legal, valid and binding payment obligation of the related cardholder, enforceable against that cardholder in accordance with its terms, subject to bankruptcy and equity-related exceptions;

(f)	that constitutes an “account” under Article 9 of the Uniform Commercial Code as in effect in the State of Nebraska;

(g)	that, at the time of its transfer to the trust, has not been waived or modified, except as permitted under the transaction documents;

(h)

that, at the time of its transfer to the trust, is not subject to any right of rescission, set off, counterclaim or any other defense of the cardholder, including usury, other than defenses based on bankruptcy and equity-related exceptions and the normal credit adjustment process;

(i)	as to which, at the time of its transfer to the trust, we have satisfied all obligations to be fulfilled at the time of its transfer to the trust; and

(j)

as to which, at the time of its transfer to the trust, we have not taken any action which, or failed to take any action the omission of which, would, at the time of its transfer to the trust, impair the rights of the trust or of noteholders in the receivable.

“Hired Agency” means, as to each series of notes and as of any date of determination, the rating agency or agencies , if any, selected by the sponsor to rate such series of notes as of such date of determination.

“Involuntary Removal” means a removal of accounts pursuant to the transfer and servicing agreement for which (i) the depositor has no reasonable control and (ii) the removal of accounts is the result of a third party cancellation, or expiration without renewal, of an affinity, private-label, co-branding, agent bank or other similar arrangement and the credit card originator is required, by the terms of the arrangement, to sell the removed accounts to the related third party.

[“LIBOR” means the London interbank offered rate which is an average rate at which prime banks in London offer to make deposits available to other prime banks for a specified period of time. For the purposes of determining the interest rate applicable to each Class of the Series 20[●]-[●] notes, see “Description of Series Provisions—Interest Payments” in this prospectus.]

“Minimum Aggregate Principal Receivables” means, as of any date of determination, the sum of the numerators used at such date to calculate the allocation percentages with respect to principal receivables for all series outstanding on such date (except for any series excluded pursuant to the related indenture supplement), less the amount on deposit in the excess funding account as of the date of determination.

“Minimum Transferor Interest” will be

(a)	Aggregate Principal Receivables

times

(b)	7%, or if less, the highest of the Required Retained Transferor Percentages specified in the prospectus for each series.

“Permitted Affiliate Transferee” means a wholly-owned affiliate of the sponsor. For the avoidance of doubt, a wholly-owned affiliate of the sponsor will include any person, other than the issuing entity, that directly or indirectly, wholly controls (i.e. owns 100% of the equity of such person), is wholly controlled by, or is wholly under common control with, the sponsor.

“Portfolio Yield” means, with respect to any calendar month, the annualized percentage equivalent of a fraction:

•

the numerator of which is the sum of (a) the amount of finance charge collections available to your series, excluding excess finance charge collections from other series in group one and any amounts withdrawn from the spread account [or pre-funding account], except that excess finance charge collections from other series applied for the benefit of the Series 20[●]-[●] notes may be included if the Rating Agency Condition is satisfied, minus (b) the amount of defaulted receivables and uncovered dilution allocated to your series for that calendar month; and

•	the denominator of which is the Series 20[●]-[●] collateral amount, plus amounts on deposit in the principal accumulation account, each as of the first day of that calendar month.

“Qualified Institution” means:

(a)	any depository institution or trust company, which may include the owner trustee, indenture trustee, the servicer or an affiliate of the servicer:

(1)	that is organized under the laws of the United States or any state or the District of Columbia;

(2)	that has either:

(A)	a long-term unsecured debt rating of at least Aa3 by Moody’s or a certificate of deposit, short-term deposits or commercial paper rating of at least P-1 by Moody’s or

(B)	a long-term unsecured debt rating of at least AA by Standard & Poor’s or a certificate of deposit, short-term deposits or commercial paper rating of at least A-l by Standard & Poor’s; and

(3)	that has deposit insurance provided by the Federal Deposit Insurance Corporation administered Bank Insurance Fund or Savings Association Insurance Fund, or

(b)	any other depository institution that is acceptable to each Hired Agency.

“Rating Agency Condition” means, unless otherwise specified in the related indenture supplement for any series or class of notes, with respect to any action subject to such condition, (a) that each Hired Agency shall have notified the trust and depositor in writing that the proposed action will not result in a reduction or withdrawal of its ratings on any outstanding notes of any series or (b) if at such time the Hired Agency has informed the trust and depositor that such Hired Agency does not provide such written notifications for transactions of this type, then as to such Hired Agency the trust shall deliver written notice of the proposed action to such Hired Agency or Hired Agencies at least 10 business days prior to the effective date of such action (or such shorter period if specified in the indenture or the applicable indenture supplement with respect to any specific action, or if 10 business days prior notice is impractical, such advance notice as is practicable).

“Regulation RR” means the regulations promulgated by the Securities and Exchange Commission jointly with the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, as set forth under 17.C.F.R. §§ 246.1 et seq. (2017).

“Required Retained Transferor Percentage” means, for the purposes of Series 20[●]-[●], 4%.

“Series Rating Agency Condition” means, with respect to the Series 20[●]-[●] Notes and any action subject to such condition, (a) that each Hired Agency shall have notified the trust in writing that such action will not result in a reduction or withdrawal of the rating, if any, of any outstanding class of the Series 20[●]-[●] Notes which such Hired Agency has rated at the depositor’s request or (b) if at such time the Hired Agency has informed the trust and depositor that such Hired Agency does not provide such written notifications for transactions of this type, then as to such Hired Agency the trust shall deliver written notice of the proposed action to such Hired Agency or Hired Agencies at least 10 business days prior to the effective date of such action (or such shorter period if specified in the indenture or the applicable indenture supplement with respect to any specific action, or if 10 business days prior notice is impractical, such advance notice as is practicable).

“Series Termination Date” means the earlier to occur of (a) the date upon which the note principal balance of your series of notes is paid in full and (b) the Series 20[●]-[●] final maturity date.

[“Spread Account Percentage” means, for any distribution date, the percentage determined as follows:

If the quarterly net yield is greater than:	and less than or equal to:		then the Spread Account Percentage will equal:
[●]%	[●	]%	[●	]%
[●]%	[●	]%	[●	]%
[●]%	[●	]%	[●	]%
[●]%	[●	]%	[●	]%
[●]%	[●	]%	[●	]%
[●]%	[●	]%	[●	]%
[●]%	[●	]%	[●	]%
[●]%	[●	]%	[●	]%

If the quarterly net yield is greater than:	and less than or equal to:		then the Spread Account Percentage will equal:
[●]%	[●	]%	[●	]%
[●]%	[●	]%	[●	]%
[●]%	[●	]%	[●	]%
[●]%	[●	]%	[●	]%

(1)

The Spread Account Percentage will be [●]% on the closing date and may not be reduced on any distribution date unless the quarterly net yield on each of the last [three] distribution dates (including the current distribution date) qualifies for the lower percentage, in which case the Spread Account Percentage will be decreased to the next lowest percentage specified above.]

“Transferor Interest” means, on any date of determination, the result of (a) the Aggregate Principal Receivables on such date, plus the principal amount on deposit in the excess funding account on such day, minus

(b) the sum of the collateral amounts for all series then outstanding (as defined in the various indenture supplements), plus (c) the principal amount on deposit in the principal accounts (as defined in the various indenture supplements) for each series, to the extent not deducted in calculating the collateral amount for the related series.

“Transferor Percentage” means, as to Finance Charge Receivables, Receivables in Defaulted Accounts and Principal Receivables, 100% less the sum of the Allocation Percentages for all outstanding series.

Annex I

Receivables Performance

This Annex is an integral part of the prospectus and is incorporated in the prospectus, except for information contained under “Static Pool Data” in this Annex I relating prior to January 1, 2006, which information will not form a part of this prospectus or the registration statement relating to the notes.

The tables below contain performance information for the receivables in the trust portfolio for each of the dates or periods shown. The composition of the trust portfolio has changed, and is expected to continue to change, over time. The actual performance of the receivables in the current trust portfolio may be different from that set forth below.

Delinquency and Loss Experience

The following tables set forth the delinquency and loss experience for cardholder payments on the credit card accounts in the trust portfolio for each of the dates or periods shown. Because we have the right, and, in some circumstances, the obligation, to designate additional accounts, actual historical delinquency and loss experience with respect to the receivables may be different from that set forth below for the trust portfolio.

For purposes of the following tables:

•	Average Receivables Outstanding for any period is the average of the daily total receivables balance during such period;

•

Total Gross Charge-Offs for any period are the total principal charge-offs before recoveries and do not include the amount of any reductions in the average receivables outstanding due to reversals of fees and finance charges, returned goods, customer disputes or other miscellaneous credit adjustments;

•	Recoveries includes recoveries of principal and finance charge receivables and fees;

•	Net Charge-Offs equals Total Gross Charge-Offs minus Recoveries; and

•	Annualized figures are not necessarily indicative of results for the entire year.

We cannot assure you that the future delinquency and loss experience for the trust’s receivables will be similar to the historical experience of the trust portfolio set forth below. The following tables include information with respect to each account from the date such account was designated to the trust, and do not reflect the delinquency and loss information as if all accounts and the related receivables had been designated throughout each of the periods shown.

Receivables Delinquency Experience

Trust Portfolio*

	As of [●][●],			As of December 31,
	20[●]			20[●]
	Total Receivables	Percentage of Total Receivables		Total Receivables	Percentage of Total Receivables
Receivables Outstanding	$	100.00%		$	100.00%
Receivables Delinquent
30 to 59 Days			%			%
60 to 89 Days			%			%
90 to 119 Days			%			%
120 to 149 Days			%			%
150 or More Days			%			%

TOTAL	$		%	$		%

As of December 31,
	20[●]			20[●]
	Total Receivables	Percentage of Total Receivables		Total Receivables	Percentage of Total Receivables
Receivables Outstanding	$	100.00%		$	100.00%
Receivables Delinquent
30 to 59 Days			%			%
60 to 89 Days			%			%
90 to 119 Days			%			%
120 to 149 Days			%			%
150 or More Days			%			%

TOTAL	$		%	$		%

[*	[Account addition in [ ] not reflected.]]

A-I-2

Account Delinquency Experience

Trust Portfolio

	As of [●][●],			As of December 31,
	20[●]			20[●]
	Active Accounts	Percentage of Total Active Accounts Outstanding		Active Accounts	Percentage of Total Active Accounts Outstanding
Total Active Accounts*		100.00%			100.00%
Accounts Delinquent
30 to 59 Days			%			%
60 to 89 Days			%			%
90 to 119 Days			%			%
120 to 149 Days			%			%
150 or More Days			%			%

TOTAL			%			%

As of December 31,
	20[●]			20[●]
	Active Accounts	Percentage of Total Active Accounts Outstanding		Active Accounts	Percentage of Total Active Accounts Outstanding
Total Active Accounts*		100.00%			100.00%
Accounts Delinquent
30 to 59 Days			%			%
60 to 89 Days			%			%
90 to 119 Days			%			%
120 to 149 Days			%			%
150 or More Days			%			%

TOTAL			%			%

[*	[Account addition in [ ] not reflected.]]
[**	Active Accounts represent those accounts with a non-zero balance.]

[Delinquent assets may not constitute 20% or more, as measured by dollar volume, of the asset pool on the date as of which delinquency is presented in the final prospectus for the related ABS transaction.]

Net Charge-Off Experience

Trust Portfolio

	[●] Calendar Months Ended [●][●], 20[●]		Year Ended December 31,
			20[●]		20[●]		20[●]
Average Receivables Outstanding	$		$		$		$
Total Gross Charge-Offs	$		$		$		$
Gross Charge-Offs as a Percentage of Average Receivables Outstanding (annualized)		%		%		%		%
Recoveries	$		$		$		$
Net Charge-Offs	$		$		$		$
Net Charge-Offs as a Percentage of Average Receivables Outstanding (annualized)		%		%		%		%
Accounts Experiencing a Loss
Accounts Experiencing a Recovery
Average Net Loss of Accounts with a Loss	$		$		$		$

A-I-3

Revenue Experience

The following table sets forth the historical yields from finance charges and fees on a collected basis and yield from interchange collections allocated to the trust portfolio for each of the periods shown. For purposes of the following table:

•	Average Receivables Outstanding for any period is the average of the daily total receivables balance during such period;

•

Finance Charges and Fees Collected for any period includes monthly periodic finance charge collections, cash advance fees, annual membership fees, late fees and other fees collected during such period;

•	Yield from Finance Charges and Fees Collected for any period is calculated by dividing Finance Charges and Fees Collected for such period by the Average Receivables Outstanding for such period; and

•

Yield from Interchange for any period is calculated by dividing interchange received from VISA and MasterCard that has been allocated to the trust portfolio for such period by the Average Receivables Outstanding for such period.

The following table includes information with respect to each account from the date such account was designated to the trust, and does not reflect the historical yields as if all accounts and the related receivables had been designated throughout each of the periods shown. The yield will be affected by numerous factors, including:

•	the monthly periodic finance charges on the receivables;

•	the amount of the annual cardholder fees and other fees;

•	changes in the delinquency rate on the receivables; and

•	the percentage of cardholders who pay their balances in full each month and do not incur monthly periodic finance charges.

As payment rates decline, the balances subject to monthly periodic finance charges tend to grow, assuming no change in the level of purchasing activity. Accordingly, under these circumstances, the yield related to monthly periodic finance charges normally increases. The yield related to service charges varies with the type and volume of activity in and the amount of each account. As account balances increase, annual cardholder fees, which remain constant, represent a smaller percentage of the aggregate account balances. The yield related to interchange generally varies with the number of credit card transactions and the amount charged per transaction, which has historically been higher in the last six months of the year than in the first six months, due to the seasonal patterns in cardholder behavior.

Revenue Experience

Trust Portfolio

	[●] Calendar Months Ended [●][●], 20[●]		Year Ended December 31,
			20[●]		20[●]		20[●]
Average Receivables Outstanding	$		$		$		$
Finance Charges and Fees Collected	$		$		$		$
Yield from Finance Charges and Fees Collected (annualized)		%		%		%		%
Interchange	$		$		$		$
Yield from Interchange (annualized)		%		%		%		%
Total Average Yield (annualized)		%		%		%		%

A-I-4

Interchange

Creditors participating in the VISA and MasterCard associations receive interchange, which are funds paid as partial compensation for taking credit risk, absorbing fraud losses and funding receivables for a limited period of time prior to initial billing. Under the VISA and MasterCard systems, a portion of the interchange in connection with cardholder charges for merchandise and services is passed from banks that clear the transactions for merchants to credit card issuing banks. Interchange fees are set annually by VISA and MasterCard and are based on the number of credit card transactions and the amount charged per transaction. The bank will be required, pursuant to the terms of the receivables purchase agreement, to transfer to us a percentage of the interchange attributed to cardholder charges for merchandise and services in the trust portfolio. Under the transfer and servicing agreement, we will be required to transfer a portion of these amounts to the trust. VISA and MasterCard may from time to time change the amount of interchange reimbursed to banks issuing their credit cards.

Interchange will be treated as collections of finance charge receivables for the purposes of allocating collections of finance charge receivables to Series 20[●]-[●].

From time to time, Congress and state legislatures may also consider legislation to regulate credit card interchange fees and other credit card practices. It is not clear at this time what new limitations on credit card practices, new required disclosures or restrictions on interchange fees may be adopted by these legislative bodies, if relevant or applicable legislation will be adopted at the federal or the state level and, if adopted, what impact any new limitations or requirements would have on the bank.

The Trust Portfolio

The receivables in the trust portfolio arise in accounts selected from the VISA and MasterCard credit card accounts owned by the bank (or its South Dakota affiliate) on the basis of criteria as applied on July 31, 1995, and, with respect to additional accounts, as of the related date of their designation. All accounts that are currently designated to the trust are now owned by the bank. We will have the right, subject to some limitations and conditions, and in some circumstances will be obligated, to designate from time to time additional accounts and to transfer to the trust all receivables arising in or which arose under those additional accounts, whether those receivables are then existing or thereafter created. Any additional accounts must be eligible accounts as of the date that we designate the accounts as additional accounts. We will also have the right, subject to some limitations and conditions, to designate some accounts as removed accounts and to require the trustee to reconvey all receivables in those removed accounts to us. Throughout the term of the trust, the accounts from which the receivables arise will be the accounts designated on July 31, 1995, plus any additional accounts and minus any removed accounts. The limitations and conditions which apply to addition and removal of accounts are described in this prospectus under the headings “Description of the Notes—Addition of Trust Assets” and “—Removal of Accounts.”

The VISA and MasterCard accounts may be used to purchase merchandise or services, to obtain cash advances and to make balance transfers. A cash advance occurs when a credit card is used to obtain cash (or cash equivalents) from a financial institution, merchant or automated teller machine. Cash advances may also be obtained through the use of convenience checks issued by the bank which may be completed and signed by the cardholder in the same manner as a personal check. Amounts due from purchases, cash advances and balance transfers will be included in the receivables. A description of the bank’s credit card business is contained in this prospectus under the heading “The Bank’s Credit Card Activities.”

[Information in this Annex I: The Trust Portfolio to the prospectus includes accounts with no balance, as of the dates shown, except as otherwise noted.]

As of the end of the day on [●][●], 20[●]:

•	The receivables in the trust portfolio included approximately $[●] of total receivables.

•	The accounts designated for the trust portfolio had an average principal receivable balance of $[●] and an average credit limit of $[●].

A-I-5

•	The percentage of the aggregate total receivable balance to the aggregate total credit limit was [●]%.

•	The average age of the accounts by outstanding receivables balance was approximately [●] months.

•	Cardholders whose accounts are designated for the trust portfolio had billing addresses in all 50 states, the District of Columbia and some U.S. territories.

As of the month ended [●][●], 20[●]:

•

The percentage of the receivables in the trust portfolio for which cardholders made minimum payments as of their respective latest statement date, in each case based on the prior month statement minimum payment, was [●]%.

•

The percentage of the receivables in the trust portfolio for which cardholders made full payments as of their respective latest statement date, in each case based on the prior month statement outstanding balance, was [●]%.

The following tables describe the trust portfolio by various criteria at the end of the day on [●] [●], 20[●]. Please note that percentages in the tables in this section may not add up to 100% due to rounding. Because the future composition of the trust portfolio will change over time, these tables are not necessarily indicative of the composition of the trust portfolio at any subsequent time.

A-I-6

Composition by Outstanding Account Balance

Trust Portfolio as of [●][●], 20[●]*

Account Balance Range	Number of Accounts	Percentage of Total Number of Accounts		Receivables	Percentage of Total Receivables
Credit Balance			%	$		%
Zero Balance			%			%
$0.01 - $1,000.00			%			%
$1,000.01 - $2,000.00			%			%
$2,000.01 - $5,000.00			%			%
$5,000.01 - $8,000.00			%			%
$8,000.01 - $10,000.00			%			%
$10,000.01 - $13,000.00			%			%
$13,000.01 - $15,000.00			%			%
$15,000.01 - $18,000.00			%			%
$18,000.01 - $20,000.00			%			%
Greater than $20,000.00			%			%

TOTAL		100.00%		$	100.00%

[*	Account addition in [ ] not reflected.]

Composition by Credit Limit

Trust Portfolio as of [●][●], 20[●]*

Credit Limit Range	Number of Accounts	Percentage of Total Number of Accounts		Receivables	Percentage of Total Receivables
$0 to $1,000.00			%	$		%
$1,000.01 to $2,500.00			%			%
$2,500.01 to $5,000.00			%			%
$5,000.01 to $7,500.00			%			%
$7,500.01 to $10,000.00			%			%
$10,000.01 to $12,500.00			%			%
$12,500.01 to $15,000.00			%			%
$15,000.01 to $17,500.00			%			%
$17,500.01 to $20,000.00			%			%
$20,000.01 to $22,500.00			%			%
$22,500.01 to $25,000.00			%			%
Greater than $25,000.00			%			%

TOTAL		100.00%		$	100.00%

[*	Account addition in [ ] not reflected.]

A-I-7

Composition by Account Age

Trust Portfolio as of [●][●], 20[●]*

Account Age	Number of Accounts	Percentage of Total Number of Accounts		Receivables	Percentage of Total Receivables
Not more than 6 months			%	$		%
Over 6 through 12 months			%			%
Over 12 through 24 months			%			%
Over 24 through 36 months			%			%
Over 36 through 48 months			%			%
Over 48 through 60 months			%			%
Over 60 through 72 months			%			%
Over 72 through 84 months			%			%
Over 84 through 96 months			%			%
Over 96 through 108 months			%			%
Over 108 through 120 months			%			%
Over 120 through 132 months			%			%
Over 132 through 144 months			%			%
Over 144 through 156 months			%			%
Over 156 through 168 months			%			%
Over 168 through 180 months			%			%
Over 180 months			%			%

TOTAL		100.00%		$	100.00%

[*	Account addition in [ ] not reflected.]

Composition by Fixed/Variable Rate

Trust Portfolio as of [●][●], 20[●]*

	Receivables	Percentage of Total Receivables
Total Fixed	$		%
Total Variable			%

TOTAL	$	100.00%

[*	Account addition in [ ] not reflected.]

A-I-8

Geographic Distribution of Accounts

Trust Portfolio as of [●][●], 20[●]*

States	Total Accounts	Percentage of Total Number of Accounts		Receivables	Percentage of Total Receivables
AK			%	$		%
AL			%			%
AR			%			%
AZ			%			%
CA			%			%
CO			%			%
CT			%			%
DE			%			%
FL			%			%
GA			%			%
HI			%			%
IA			%			%
ID			%			%
IL			%			%
IN			%			%
KS			%			%
KY			%			%
LA			%			%
MA			%			%
MD			%			%
ME			%			%
MI			%			%
MN			%			%
MO			%			%
MS			%			%
MT			%			%
NC			%			%
ND			%			%
NE			%			%
NH			%			%
NJ			%			%
NM			%			%
NV			%			%
NY			%			%
OH			%			%
OK			%			%
OR			%			%
PA			%			%
RI			%			%
SC			%			%
SD			%			%
TN			%			%
TX			%			%
UT			%			%
VA			%			%
VT			%			%
WA			%			%
WI			%			%
WV			%			%
WY			%			%
Other			%			%

TOTAL		100.00%		$	100.00%

[*	Account addition in [ ] not reflected.]

A-I-9

The trust contains a high concentration of receivables owed by accountholders (based on billing addresses) located in [●], [●] ,[●], [●] and [●]. Adverse economic conditions affecting accountholders residing in these states could affect payment by the related accountholders of amounts due on the accounts and, accordingly, the actual rates of delinquencies and losses with respect to the trust portfolio.

FICO

The following table sets forth the FICO1 score on each account in the trust portfolio, to the extent available, as refreshed during the month ended [●] [●], 20[●]. Receivables, as presented in the following table, are determined as of [●] [●], 20[●]. A FICO score is a measurement determined by Fair Isaac Corporation using information collected by the major credit bureaus to assess credit risk. FICO scores may change over time, depending on the conduct of the debtor and changes in credit score technology. Because the future composition and product mix of the trust portfolio may change over time, this table is not necessarily indicative of the composition of the trust portfolio at any specific time in the future.

Data from an independent credit reporting agency, such as a FICO score, is one of several factors that, if available, may be used by the bank in its credit scoring system to assess the credit risk associated with each applicant. See “The Bank’s Credit Card Activities” in this prospectus. At the time of account origination, the bank may request information, including a FICO score, from one or more independent credit bureaus. A FICO score may be different from one bureau to another. For some applicants, FICO scores may be unavailable. FICO scores are based on independent third-party information, the accuracy of which cannot be verified.

The table below sets forth refreshed FICO scores from a single credit bureau. A “refreshed” FICO score means the FICO score determined by Experian, as updated monthly.

FICO1 Score Distribution

Trust Portfolio as of [●] [●], 20[●]*

FICO Score	Number of Accounts	Percentage of Total Number of Accounts		Receivables	Percentage of Total Receivables
800 and over			%	$		%
750-799			%			%
700-749			%			%
680-699			%			%
660-679			%			%
640-659			%			%
600-639			%			%
Less than 600			%			%

TOTAL		100.00%		$	100.00%

[*	Account addition in [ ] not reflected.]
[1]	FICO® is a registered trademark of Fair Isaac Corporation.

A-I-10

Review of Pool Asset Disclosure

In connection with the offering of the notes, the depositor has performed a review of the receivables in the trust portfolio and the disclosure required to be included in this prospectus relating to the receivables by Item 1111 of Regulation AB (such disclosure, the “Rule 193 Information”). This review was designed and effected to provide the depositor with reasonable assurance that the Rule 193 Information is accurate in all material respects.

Review of Qualitative Disclosure

The Rule 193 Information consisting of factual information relating to all of the receivables in the trust portfolio, not a sample, was reviewed and approved by those officers and employees of the bank, the depositor and their affiliates who are knowledgeable about such factual information. Counsel to the depositor and its affiliates reviewed the Rule 193 Information consisting of descriptions of portions of the transaction documents and compared that Rule 193 Information to the related transaction documents. The depositor, officers of the bank and its affiliates also consulted with internal regulatory personnel and counsel with respect to the description of the legal and regulatory provisions that may materially and adversely affect the performance of the receivables or payments on the notes.

Review of Information Relating to the Historical Performance and Current Composition of the Receivables

With respect to the statistical information relating to historical performance and current composition of the receivables in the trust portfolio in this prospectus, employees of the bank populated the statistical information using information obtained from the bank’s credit card loan processing systems and databases. The bank, on behalf of the depositor, engaged a third-party service provider to compare the statistical information against the information on the bank’s credit card loan processing systems and databases. The third-party service provider conducted its review using procedures that were provided by the bank. The depositor assumes responsibility for the findings and conclusions of this review and attributes all findings and conclusions of this review to itself. As a result of such population and comparison, the depositor determined that the statistical information relating to the receivables in this prospectus is consistent with the information on the bank’s credit card loan processing systems and databases.

To the extent either the issuing entity or an underwriter has obtained a third-party due diligence report, the issuing entity or the underwriter, as applicable, will furnish a Form ABS-15G to the Commission no later than five business days prior to the first sale of securities in the offering making publicly available the findings and conclusions of any third-party due diligence report obtained by the issuing entity or the underwriter.

The depositor’s review of and conclusions regarding the receivables in the trust portfolio are further supported by the control processes routinely used by the bank in the operation of its business. The bank performs and achieves necessary internal and external assurance of the internal controls over its financial reporting in order to comply with applicable regulatory reporting requirements, including Section 112 of the Federal Deposit Insurance Corporation Improvement Act (the “FDICIA”). The assurance work required under FDICIA is designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America and the Federal Financial Institutions Examination Council Instructions for Consolidated Reports of Condition and Income. The nature, timing and extent of such assurance work is reliant upon a risk-based assessment of the consolidated operations of the bank.

Underwriting Process

The Credit Policy Committee (“CPC”) of First National of Nebraska, Inc. determines the underwriting criteria that applies to all credit card accounts originated by the bank, including the credit card accounts designated to the trust portfolio. The members of the CPC are appointed by the Board of Directors of First National of Nebraska, Inc. and meet at least monthly. The CPC is responsible for establishing the policies relating to the lending activities of the bank, including credit card lending, as set forth in its Credit Policy Manual (the “Manual”). In addition, the CPC recommends and monitors credit card concentration limits, responds to the requirements of regulators and external auditors, reviews reports, findings and assessments conducted by the internal audit department (the “Internal Audit Department”) and the internal loan review department (the “Internal Loan Review

A-I-11

Department” and together with the Internal Audit Department, the “Control Group”) and implements any changes to the bank’s loan policies and procedures that it deems necessary. For efficiency, the Internal Loan Review Department and the Internal Audit Department may rely on each other’s work to satisfy the requirements of their testing based on their risk assessment.

The Chairman of CPC has compared the disclosures relating to the bank’s underwriting criteria applicable to credit card accounts under “The Bank’s Credit Card Activities—Underwriting” in this prospectus to the description of the underwriting criteria applicable to credit card loans in the Manual and has determined the disclosure in this prospectus is accurate in all material respects.

The depositor relies on the Control Group in order to confirm that the credit card accounts originated by the bank comply with the underwriting criteria as described under “The Bank’s Credit Card Activities—Underwriting” in the prospectus. On a periodic basis, the Control Group performs independent reviews and testing upon a portion of the loans originated by the bank for compliance with the related underwriting criteria. The Control Group also performs assessments of the design and operating effectiveness of the bank’s loan underwriting criteria and validates that the risk management controls applicable to the bank’s loan portfolio are functioning as designed. In addition, the Control Group conducts periodic tests on the bank’s automated credit card application system to ensure that it is functioning as intended and in accordance with the bank’s credit card underwriting criteria.

The Control Group, in conjunction with the bank’s management, performs evaluations on the bank’s loan portfolio, including its credit card accounts, to identify and assess risk with respect to its lending operations. The Control Group relies on this risk assessment in determining its audit plan, including the frequency of the testing, the sample size and selection method for loans to be tested, the form of evidence and extent of the testing required, with high risk areas subject to more frequent and extensive testing. These tests include reviews of credit card accounts originated by the bank in order to verify the credit card accounts were underwritten in accordance with the underwriting criteria as set forth in the Manual.

These internal reviews and tests provide reasonable assurance to the depositor that the credit card accounts originated by the bank, including those credit card accounts that have been designated to the trust portfolio, have been originated in a manner that is consistent with the underwriting criteria as specified in “The Bank’s Credit Card Activities—Underwriting” in the prospectus.

In addition to the reviews and tests performed by the Control Group on the bank’s loan portfolio, the bank periodically tests the credit card accounts designated to the trust portfolio to verify all credit card accounts currently in the trust portfolio are “Eligible Accounts.” With respect to account additions, the bank uses a computer program to identify the credit card accounts in the bank’s managed portfolio that satisfy the eligibility criteria for credit card accounts that are designated to the trust portfolio. From the pool of credit card accounts that satisfy the eligibility criteria, the bank selects, on a random basis, the credit card accounts to be included in the account addition.

Findings of Rule 193 Review

After undertaking the review described above, the depositor has concluded, with reasonable assurance, that the Rule 193 Information in this prospectus is accurate in all material respects.

Repurchase of Receivables

The transaction documents contain covenants requiring the repurchase of receivables from the trust for the breach of a related representation or warranty as described under “Description of the Notes—Representations and Warranties” in this prospectus. None of the receivables securitized by the sponsor were the subject of a demand to repurchase or replace for a breach of the representations and warranties during the three-year period ending [●] [●], 20[●]. We, as securitizer, disclose all fulfilled and unfulfilled repurchase requests for receivables that were the subject of a demand to repurchase on SEC Form ABS-15G. We filed our most recent Form ABS-15G with the SEC on [●] [●], 20[●]. Our CIK number is 0001171040.

[Items 1104(f), 1108(b)(4) and 1110(c) of Regulation AB require information regarding the bank’s financial condition in its capacity as sponsor, originator and servicer, respectively, to the extent there is a material

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risk that (i) such condition could affect its ability to comply with the provisions in the transaction documents relating to its repurchase obligations which, as a result, could have a material impact on pool performance or the performance of the Series 20[●]-[●] notes, or (ii) the effect on one or more aspects of the servicing resulting from such financial condition could have a material impact on pool performance or the performance of the Series 20[●]-[●] notes. [As of the date of this prospectus, based on the historical performance of the receivables in the trust portfolio and the latest call report for the bank filed with the Federal Financial Institutions Examination Council, information regarding the bank’s financial condition is not disclosed in this prospectus.] [The following tables set forth information regarding the bank’s financial condition.]]

As of the date of this prospectus, based on the historical performance of the receivables in the trust portfolio and the latest call report for the bank filed with the Federal Financial Institutions Examination Council, information regarding the bank’s financial condition is not disclosed in this prospectus.

Maturity Considerations

Series 20[●]-[●] will always be in one of three periods—the revolving period, the accumulation period or the rapid amortization period. Unless a pay out event occurs, the Series 20[●]-[●] notes will not receive payments of principal until the expected principal payment date. The expected principal payment date for the Series 20[●]-[●] notes will be [●] [●], 20[●]. We expect the issuing entity to have sufficient funds to pay the full principal amount of each class of Series 20[●]-[●] notes on the expected principal payment date. However, if a pay out event occurs, principal payments for any class may begin prior to the expected principal payment date.

Accumulation Period

During the accumulation period, principal allocated to the Series 20[●]-[●] noteholders will accumulate in the principal accumulation account in an amount calculated to pay the Series 20[●]-[●] notes in full on the expected principal payment date. We expect, but cannot assure you, that the amounts available in the principal accumulation account on the expected principal payment date for the Series 20[●]-[●] notes will be sufficient to pay in full the outstanding principal amount of the Series 20[●]-[●] notes. If there are not sufficient funds on deposit in the principal accumulation account to pay your notes on the expected principal payment date, a pay out event will occur and the rapid amortization period will begin. If a pay out event does not occur, the accumulation period will end on the Series Termination Date.

Rapid Amortization Period

If a pay out event occurs during either the revolving period or the accumulation period, the rapid amortization period will begin. If a pay out event occurs during the accumulation period, on the next distribution date any amount on deposit in the principal accumulation account will be paid:

•	first to Class A noteholders, up to the outstanding principal balance of the Class A notes;

•	then to Class B noteholders, up to the outstanding principal balance of the Class B notes; and

•	then to Class C noteholders, up to the outstanding principal balance of the Class C notes.

In addition, if the outstanding principal balance of the notes has not been paid in full, the issuing entity will continue to pay principal in the priority noted above to the noteholders on each distribution date during the rapid amortization period until the Series Termination Date. No principal will be paid on the Class C notes until the Class A and Class B notes have been paid in full, and no principal will be paid on the Class B notes until the Class A notes have been paid in full. However, Class C noteholders will receive principal payments as of the Series 20[●]-[●] final maturity date or upon the occurrence of an event of default and acceleration of the Series 20[●]-[●] notes even if the Class A or Class B notes have not been paid in full, but only from amounts on deposit in the spread account as described under “Description of Series Provisions—Spread Account; Required Spread Account Amount” in this prospectus.

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Payment Rates

The payment rate on the receivables is a factor that will determine the size of principal payments during a rapid amortization period and whether the issuing entity has funds available to repay your notes on their expected principal payment date. The following Cardholder Monthly Payment Rates table sets forth the highest and lowest cardholder monthly payment rates on the credit card accounts in the trust portfolio during any month in the periods shown and the average cardholder monthly payment rates for all months in the periods shown, in each case calculated as a percentage of total opening monthly account balances during the periods shown. Payment rates shown in the table are based on amounts that would be deemed collections of principal receivables and finance charge receivables with respect to the accounts. The table includes information with respect to each account from the date such account was designated to the trust and does not reflect the payment rates as if all accounts and related receivables had been designated throughout each of the periods shown.

Although we have provided historical data concerning the payment rates on the receivables in the trust portfolio, because of the factors described in this prospectus under “Risk Factors” we cannot provide you with any assurance that the levels and timing of payments on receivables in the trust portfolio from time to time will be similar to the historical experience described in the following table or that deposits into the principal accumulation account will be in accordance with the applicable controlled accumulation amount. The accumulation period may be automatically shortened and the servicer may elect to suspend the accumulation period and, in either event, we cannot provide any assurance that there will be sufficient time to accumulate all amounts necessary to pay the outstanding principal amount of the Series 20[●]-[●] notes on the expected principal payment date.

Cardholder Monthly Payment Rates

Trust Portfolio*

	[●] Calendar Months Ended [●] [●], 20[●]		Year Ended December 31,
			20[●]		20[●]		20[●]
Lowest[1]		%		%		%		%
Highest[1]		%		%		%		%
Monthly Average		%		%		%		%

[*	Account addition in [ ] not reflected.]
[1]	Monthly payment rates are the result of dividing total payments received during a month by beginning total receivables outstanding for each month.

We cannot assure you that the cardholder monthly payment rates in the future will be similar to the historical experience set forth above. In addition, the amount of collections of receivables may vary from month to month due to seasonal variations, general economic conditions and payment habits of individual cardholders.

Reduced Principal Allocations

At any time prior to the occurrence of a pay out event for your series we may request a reduction to the allocation percentage used to determine your series’ share of principal collections and finance charge collections, which will only be permitted upon satisfying the following conditions:

•	written notice delivered to the indenture trustee and the servicer;

•	the Series Rating Agency Condition is satisfied; and

•	we certify that in our reasonable belief the reduction will not cause a pay out event with respect to Series 20[●]-[●].

[In addition, although the issuing entity has not issued the Series 20[●]-[●] notes as a paired series of notes, it has reserved the right to pair the Series 20[●]-[●] notes with one or more later issued series of notes. If a later issued series of notes is paired with the Series 20[●]-[●] notes, the later issued series of notes may have terms that are

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different from the Series 20[●]-[●] notes and other series of notes. For example, the pay out events for the later issued series of notes may vary from the pay out events for the Series 20[●]-[●] notes and may include pay out events that are unrelated to the status of the issuing entity or the servicer, such as pay out events related to the continued availability and rating of the providers of credit enhancement for the paired series. If a pay out event occurs with respect to the later issued series of notes prior to the Series Termination Date for your series of notes, the allocation percentage used to determine your series’ share of principal collections may be reduced, which may delay the final payment of principal for your series. See “Description of the Notes—Paired Series” in this prospectus.]

Static Pool Data

Certain static pool data consisting of delinquency, charge-off, yield and payment rate performance for credit card receivables included in the trust portfolio is set forth in the tables below. Due to the nature of the underlying pool assets, where the credit lines of the obligors are constantly revolving, the following tables do not include information relating to (i) prepayments, because the concept of prepayments is not an applicable consideration for this asset class beyond payment rate data, which is provided, or (ii) standardized credit scores, because credit decisions are being made on an ongoing basis on continuously evolving obligor credit scores. All static pool information contained in this Annex I to the prospectus for periods prior to January 1, 2006 will not form a part of this prospectus or the registration statement relating to the notes. We cannot assure you that delinquency, charge-off, yield and payment rate performance in the future will be similar to the historical experience shown below. Among other things, varying economic conditions to which the trust portfolio was subject in each period shown below may make it unlikely that the trust portfolio will perform in the same way in future periods that it has performed historically.

The receivables in the trust portfolio were originated using the same underwriting procedures, in all material respects. Thus, the receivables to which the static pool information relates were originated using the same underwriting procedures, in all material respects.

The static pool information below includes data for accounts from (i) the beginning of the year in which the account is added to the trust if the account was originated in a prior year or (ii) the date of origination of the account if the account is added to the trust during the year it was originated. Historical data for the trust relating to delinquency that is presented in this Annex I under the heading “Receivables Performance—Delinquency and Loss Experience” includes data for accounts from the beginning of the month they are added to the trust. Therefore, the historical data for the trust relating to delinquency under the heading “Receivables Performance—Delinquency and Loss Experience” in this Annex I and the static pool data in this Annex I under the heading “Delinquency Percentage: 30+ Days” below are not directly comparable.

Delinquency Percentage: 30+ Days

By Vintage Segment

	[●] Calendar Months Ended [●] [●], 20[●]		Performance Year Ended December 31,
			20[●]		20[●]		20[●]		20[●]		20[●]
20[●] Originations		%
20[●] Originations		%
20[●] Originations		%
20[●] Originations		%
20[●] Originations		%		%		%		%		%
Prior to 20[●] Originations		%		%		%		%		%		%

The delinquency percentage for any vintage segment is calculated by dividing delinquent receivables by total credit card receivables for each vintage segment.

The delinquent receivables are the total receivables which are 30 or more days past due at the end of each performance year.

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Principal Charge-Off Percentage

By Vintage Segment

	[●] Calendar Months Ended [●] [●], 20[●] (Annualized)		Performance Year Ended December 31,
			20[●]		20[●]		20[●]		20[●]		20[●]
20[●] Originations		%
20[●] Originations		%
20[●] Originations		%
20[●] Originations		%
20[●] Originations		%		%		%		%		%
Prior to 20[●] Originations		%		%		%		%		%		%

Principal Charge-off percentage is calculated by dividing the principal gross losses (charge-offs) by total credit card receivables for each vintage segment.

Total principal gross losses for any vintage segment includes the total principal charge-offs, excluding fraud prior to recoveries, for the entire vintage segment.

Historical data as presented in this Annex I relating to loss experience under the heading “Receivables Performance—Delinquency and Loss Experience” is calculated using the prior month principal receivables outstanding instead of the end of vintage segment total receivables as defined above. Therefore, the historical data presented in this Annex I relating to loss experience under the heading “Receivables Performance—Delinquency and Loss Experience” and the static pool data presented in this Annex I under the heading “Static Pool Data—Principal Charge-Off Percentage” above are not directly comparable.

Net Finance Charge and Fee Yield

By Vintage Segment

[●] Calendar Months Ended
	[●] [●], 20[●]		Performance Year Ended December 31,
	(Annualized)		20[●]		20[●]		20[●]		20[●]		20[●]
20[●] Originations		%
20[●] Originations		%
20[●] Originations		%
20[●] Originations		%
20[●] Originations		%		%		%		%		%
Prior to 20[●] Originations		%		%		%		%		%		%

Billed finance charge and fee yield percentage for each vintage segment is calculated by dividing the total amount of billed finance charge and fees for the vintage segment by the total credit card receivables for each vintage segment.

Total amount of billed finance charges and fees for any vintage segment is the periodic finance charges and other fees posted to each cardholder’s account during each performance year less amounts that reversed due to dispute, consolidation or return.

Historical data as presented in this Annex I relating to yields from finance charges and fees under the heading “Receivables Performance—Revenue Experience” is calculated using the prior month principal receivables outstanding instead of the end of vintage segment total receivables as defined above. Therefore, the historical data presented in this Annex I relating to yields from finance charges and fees under the heading “Receivables Performance—Revenue Experience” and the static pool data presented in this Annex I under the heading “Static Pool Data—Net Finance Charge and Fee Yield” above are not directly comparable.

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Net Payment Rate Percentage

By Vintage Segment

[●] Calendar Months Ended
	[●] [●], 20[●]		Performance Year Ended December 31,
	(Annualized)		20[●]		20[●]		20[●]		20[●]		20[●]
20[●] Originations		%
20[●] Originations		%
20[●] Originations		%
20[●] Originations		%
20[●] Originations		%		%		%		%		%
Prior to 20[●] Originations		%		%		%		%		%		%

Payment rate percentage for any vintage segment is calculated as percentage of average total payments for the vintage segment by the average credit card receivables for each vintage segment.

Total payments for each vintage segment includes total payments received less any payments that were reversed due to return or adjustment.

Historical data relating to payment rate presented in this Annex I under the heading “Maturity Considerations—Payment Rates” is calculated using the prior month total receivable outstandings instead of vintage segment total receivables as defined above. Therefore, the historical data presented in this Annex I relating to payment rate under the heading “Maturity Considerations—Payment Rates” and the static pool data presented in this Annex I under the heading “Static Pool Data—Net Payment Rate Percentage” above are not directly comparable.

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Annex II

Other Securities Outstanding

This Annex is an integral part of the prospectus and is incorporated in the prospectus.

The principal characteristics of the other outstanding series of notes issued by First National Master Note Trust as of [●] [●], 20[●] are set forth in the table below. All of the outstanding series of notes are in group one.

Variable Funding Notes

Variable funding notes are privately-placed series of revolving grid notes issued by the issuing entity from time to time pursuant to the terms of the master indenture and a series indenture supplement which sets forth the terms and conditions of each series of variable funding notes. A grid note is a revolving note that has a table (which is referred to as a “grid”) attached to note. The grid contains the date of issuance of the note and the initial principal balance of the note and the noteholder may enter the amount drawn on the note, the amount of the drawn amount that has been repaid and the current principal balance of the note.

Each series of variable funding notes issued by the issuing entity is pari passu (on an equal basis) with all other series of notes.

The bank’s ability to originate and service receivables depends on its continued access to funding sources. The bank has, from time to time, and may in the future, used the proceeds from the sale of variable funding notes as a source of funding growth in the bank’s balance sheet in between issuances of series of term notes. The maximum note principal balance of each series of variable funding notes outstanding from time to time is generally based upon the bank’s anticipated need for liquidity to fund growth in the bank’s balance sheet, the availability and terms of such liquidity offered by the holders of such variable funding notes, and the availability and terms of alternative sources of liquidity.

As receivables balance in the trust portfolio increases, we may elect to increase the outstanding note principal balance of one or more series of variable funding notes by requesting the holders of such notes to advance additional funds to the issuing entity. We are permitted to request an advance of additional funds only to the extent we are able to satisfy the conditions specified in the documents governing the terms of the series of variable funding notes. One such condition is that the increase in the outstanding note principal balance of such series shall not cause the Transferor Interest to be less than the Minimum Transferor Interest or cause the Aggregate Principal Receivables to be less than the Minimum Aggregate Principal Receivables. If the receivables balance in the trust portfolio decreases or we otherwise no longer need such funding, we may elect to reduce the outstanding principal balance of one or more series of variable funding notes by applying available principal collections allocated to that series. If we issue a new series of term notes or variable funding notes, we may also elect to reduce the outstanding principal balance of one or more series of variable funding notes by applying some or all of the proceeds from such newly issued series. The collateral amount and the allocation percentage for a series of variable funding notes will be reset during the revolving period for such series as the outstanding principal balance of the series increases or decreases.

As of the date of this prospectus, there are no series of variable funding notes outstanding.

The interest rate for future issuances of series of variable funding notes will be determined based on then current market conditions, prevailing reference rates and the terms and conditions relating to the series of variable funding notes agreed upon by the lender and the bank. The variable interest rate for prior issuances of series of variable funding notes has been based on either:

•

any of (i) a commercial paper rate, (ii) a weighted average rate based on a commercial paper rate and a bank rate and (iii) a bank rate which was either (a) one-month LIBOR plus an applicable margin or (b) an alternate base rate that was the greater of (1) the Federal Funds Effective Rate an applicable margin and (2) the prime rate of interest of a reference bank plus an applicable margin;

•	an interest rate tied to one-month LIBOR; or

•

an interest rate which was either (i) one-month LIBOR or (ii) an alternate base rate which was the greatest of (a) the prime rate of interest of a reference bank, (b) one-month LIBOR plus an applicable margin and (c) the Federal Funds Effective Rate plus an applicable margin.

The variable interest rate for future issuances of series of variable funding notes may be based on methods that are the same or similar to the foregoing; however, there can be no assurance that any of these methods will be used to determine the interest rate on future issuances of series of variable funding notes. The methods for determining the interest rate on future issuances of series of variable funding notes may vary from the methods used in the past. [See below under “Table of Outstanding Series of Notes” in this Annex II for information regarding interest on outstanding series of variable funding notes.]

A series of variable funding notes has an extendable revolving period (unless a pay out event occurs prior to that date). The revolving period for a series may be extended by mutual agreement of the depositor, the servicer and the holders of that series pursuant to the terms of the related note purchase agreements. For each series, the revolving period will be followed by a controlled amortization period of up to twelve months unless a pay out event occurs and results in rapid amortization.

Any future series of variable funding notes will be secured by and paid from the collateral that has been pledged by the issuing entity to the indenture trustee pursuant to the indenture, up to the amount of collateral allocated to such series of variable funding notes and any other portion of the collateral that may be available to such series of variable funding notes under the indenture or the related indenture supplement. With respect to each series and using the allocation percentage for such series which is based on its collateral amount, the servicer will allocate, on each date of processing, a portion of the collections of finance charge receivables and principal receivables generated by the receivables pool to the series. In addition, the servicer will allocate to each series of variable funding notes based on its allocation percentage, a portion of the defaulted receivables and any dilution not covered by the Transferor Interest or our deposits to the excess funding account.

Under the series indenture supplement for each series of variable funding notes and on each transfer date, the indenture trustee allocates the available finance charge collections, as follows:

(1) an amount equal to the monthly interest payment relating to the Class A notes is deposited to the distribution account for distribution to the Class A noteholders on the related distribution date;

(2) an amount equal to the portion of the servicing fee allocated to such series of variable funding notes is distributed to the Servicer;

(3) an amount equal to any amounts due and owing under the fee letter, the series indenture supplement or the Class A note purchase agreement, subject to any applicable cap, is paid to the funding agent for distribution in accordance with the fee letter, the series indenture supplement or the Class A note purchase agreement, as applicable;

(4) an amount equal to the monthly interest payment relating to the Class B notes is deposited to the distribution account for distribution to the Class B noteholders on the related distribution date;

(5) an amount equal to the sum of any default amounts and uncovered dilution allocated to such series for deposit to the series principal account for allocation as available principal collections;

(6) an amount equal to the sum of any charge-offs and reallocated principal collections allocated to such series and which have not been previously reimbursed for deposit to the series principal for allocation as available principal collections;

(7) an amount equal to the amount which is sufficient to fund the spread account to the required spread account amount;

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(8) an amount equal to the sum of (a) any additional unpaid amounts due and owing under the fee letter, the series indenture supplement or the Class A note purchase agreement and (b) any amounts due and owing to the Class B noteholders under the series indenture supplement or the Class B note purchase, for distribution, first, to the funding agent for distribution in accordance with the fee letter, the series indenture supplement or the Class A note purchase agreement, as applicable, and second, to the Class B noteholder; and

(9) the remaining available finance charge collections, if any, are allocated, as follows:

first, as excess finance charge collections, on a pro rata basis, to other series of notes to fund finance charge shortfalls;

second, to pay any unpaid excess servicing fees due and owing to any successor servicer;

third, to the series funding account to the extent of any funding account deficiency; and

fourth, the remaining amount, if any, is distributed to the holder of the Transferor Interest.

Under the series indenture supplement for each existing series of variable funding notes and on each transfer date, the indenture trustee allocates the available principal collections as follows:

(1) During the revolving period, (a) an amount equal to any funding amount deficiency is deposited to the series funding account and (b) any remaining available principal collections are first, allocated as excess principal collections, on a pro rata basis, to other series of notes in order to fund principal shortfalls and, second, the remaining amount, if any, is distributed to the holder of the Transferor Interest.

(2) During the controlled amortization period, (a) an amount equal to the Class A controlled amortization principal payment for such distribution date is deposited to the distribution account for distribution to the Class A noteholders, (b) an amount equal to the Class B controlled amortization principal payment for such distribution date is deposited to the distribution account for distribution to the Class B noteholders, (c) any amounts due and owing under the series indenture supplement or the note purchase agreements to the Class A noteholders and the Class B noteholders is distributed, first, to the Class A noteholders and second, to the Class B noteholders, (d) any remaining available principal collections are, first, allocated as excess principal collections, on a pro rata basis, to other series of notes in order to fund principal shortfalls and second, the remaining amount, if any, is distributed to the holder of the Transferor Interest.

(3) During the rapid amortization period, (a) an amount equal to the outstanding principal balance of the Class A notes is deposited to the distribution account for distribution to the Class A noteholders until the Class A notes are paid in full, (b) an amount equal to the outstanding principal balance of the Class B notes is deposited to the distribution account for distribution to the Class B noteholders until the Class B notes are paid in full, (c) any amounts due and owing under the series indenture supplement or the note purchase agreements to the Class A noteholders and the Class B noteholders is distributed, first, to the Class A noteholders and second, to the Class B noteholders and (d) the remaining available principal collections, if any, are first, allocated as excess principal collections, on a pro rata basis, to other series of notes to fund principal shortfalls and second, the remaining amount, if any, is distributed to the holder of the Transferor Interest.

The issuance of a new series of variable funding notes by the issuing entity is subject to the terms and conditions described in “Description of the Notes—New Issuances of Notes” in this prospectus.

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For a description of the conditions that trigger a pay out event or an event of default relating to an outstanding series of variable funding notes, see “Description of the Notes—Pay Out Events” and “The Indenture—Events of Default; Rights upon Event of Default” in this prospectus. In addition, a series of variable funding notes may have additional pay out events, as follows:

•	a default in the payment of any fee that is payable to the funding agent when the same becomes due and owing and such default continues for a period of 35 days;

•

the collateral amount is less than the Class A note principal balance on any date and we fail to permanently reduce the maximum note principal balance to zero within five (5) business days after the distribution date upon which such event occurs,

•

we fail to maintain a valid first perfected security interest in the receivables in favor of the indenture trustee or the bank fails to grant and maintain a valid first perfected security interest in the receivables in favor of us (and the indenture trustee, as its assignee), or the failure by the servicer to maintain either of such security interests);

•

the IRS or the Pension Benefit Guaranty Corporation files a notice of a lien with regard to any of the assets of the bank, the servicer or us and such lien is not released within ten (10) business days of the date on which the servicer or us becomes (or should have become) aware of the existence of such lien, but solely if such lien can become a lien on the receivables which is senior to the interest of the indenture trustee;

•	a change of control of the bank, the servicer or us; and

•	the occurrence of any event, such, with the giving of notice or the passage of item or both, would give rise to a pay out event under any other series issued by the issuing entity.

For a discussion of the risks associated with the issuance of variable funding notes, see “Risk Factors—Other series of notes may have different terms that affect the timing and amount of payments to you” and “—The bank may, from time to time, use the proceeds from the sale of variable funding notes to fund new receivables” in this prospectus.

Each series of variable funding notes bears the designation “VFN.”

Term Notes

With respect to each outstanding series of notes that are term notes, the initial principal balance of the notes is established on the date of issuance and it is not subject to increase. Each series is in an extendable revolving period (unless a pay out event occurs prior to that date). The revolving period of a series may be automatically extended and, upon notice to the indenture trustee, the servicer may elect to postpone the accumulation period, subject to certain conditions. For each series, the revolving period will be followed by an accumulation period, the length of which is determined by the servicer, subject to certain conditions. The accumulation period continues until either a pay out event occurs and results in rapid amortization or the Series Termination Date occurs. The currently scheduled start date for the start of the accumulation period for each series is listed below.

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Table of Outstanding Series of Notes

Variable Funding Notes

[None]

Term Notes

Each series described below has two or more classes of notes.

Series 2017-2
Initial Note Principal Balance:	$384,616,000
Interest Rate:	Floating Rate
Currently scheduled start of the accumulation period:	October 1, 2019
Series Servicing Fee Percentage:	2%
Expected principal payment date:	October 15, 2020

Series 2018-1
Initial Note Principal Balance:	$384,616,000
Interest Rate:	Floating Rate
Currently scheduled start of the accumulation period:	October 1, 2020
Series Servicing Fee Percentage:	2%
Expected principal payment date:	October 15, 2021

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Annex III

Global Clearance, Settlement and Tax Documentation Procedures

This Annex is an integral part of the prospectus and is incorporated in the prospectus.

Except in certain limited circumstances, the globally offered First National Master Note Trust Asset Backed Notes (the “global securities”) to be issued in series from time to time will be available only in book-entry form. Investors in the global securities may hold those global securities through any of The Depository Trust Company, Clearstream or Euroclear. The global securities will be tradable as home market instruments in both the European and U.S. domestic markets. Initial settlement and all secondary trades will settle in same-day funds.

Secondary market trading between investors holding global securities through Clearstream and Euroclear will be conducted in the ordinary way in accordance with their normal rules and operating procedures and in accordance with conventional eurobond practice—i.e., seven calendar day settlement.

Secondary market trading between investors holding global securities through DTC will be conducted according to the rules and procedures applicable to U.S. corporate debt obligations.

Secondary cross-market trading between Clearstream or Euroclear and DTC participants holding notes will be effected on a delivery-against-payment basis through the respective depositaries of Clearstream and Euroclear, in that capacity, and as DTC participants.

Non-U.S. holders of global securities will be subject to U.S. withholding taxes unless those holders meet certain requirements and deliver appropriate U.S. tax documents to the securities clearing organizations or their participants.

Initial Settlement

All global securities will be held in book-entry form by DTC in the name of Cede & Co. as nominee of DTC. Investors’ interests in the global securities will be represented through financial institutions acting on their behalf as direct and indirect participants in DTC. As a result, Clearstream and Euroclear will hold positions on behalf of their participants through their respective depositaries, which in turn will hold those positions in accounts as DTC participants.

Investors electing to hold their global securities through DTC (other than through accounts at Clearstream or Euroclear) will follow the settlement practices applicable to U.S. corporate debt obligations. Investor securities custody accounts will be credited with their holdings against payment in same-day funds on the settlement date.

Investors electing to hold their global securities through Clearstream or Euroclear accounts will follow the settlement procedures applicable to conventional eurobonds in registered form. Global securities will be credited to the securities custody accounts on the settlement date against payment for value on the settlement date.

Secondary Market Trading

Because the purchaser determines the place of delivery, it is important to establish at the time of the trade where both the purchaser’s and transferor’s accounts are located to ensure that settlement can be made on the desired value date.

Trading between DTC Participants. Secondary market trading between DTC participants, other than the depositaries for Clearstream and Euroclear, will be settled using the procedures applicable to U.S. corporate debt obligations in same-day funds.

Trading between Clearstream customers and/or Euroclear participants. Secondary market trading between Clearstream customers and/or Euroclear participants will be settled using the procedures applicable to conventional eurobonds in same-day funds.

Trading between DTC seller and Clearstream customer or Euroclear purchaser. When global securities are to be transferred from the account of a DTC participant—other than the depositaries for Clearstream and Euroclear—to the account of a Clearstream customer or a Euroclear participant, the purchaser must send instructions to Clearstream prior to 12:30 p.m. on the settlement date. Clearstream or Euroclear, as the case may be, will instruct the respective depositary to receive the global securities for payment. Payment will then be made by the respective depositary, as the case may be, to the DTC participant’s account against delivery of the global securities. After settlement has been completed, the global securities will be credited to the respective clearing system and by the clearing system, in accordance with its usual procedures, to the Clearstream customer’s or Euroclear participant’s account. Credit for the global securities will appear the next day (European time) and the cash debit will be back-valued to, and the interest on the global securities will accrue from, the value date, which would be the preceding day when settlement occurred in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the Clearstream or Euroclear cash debit will be valued instead as of the actual settlement date.

Clearstream customers and Euroclear participants will need to make available to the respective clearing systems the funds necessary to process same-day funds settlement. The most direct means of doing so is to pre-position funds for settlement, either from cash on hand or existing lines of credit, as they would for any settlement occurring within Clearstream or Euroclear. Under this approach, they may take on credit exposure to Clearstream or Euroclear until the global securities are credited to their accounts one day later.

As an alternative, if Clearstream or Euroclear has extended a line of credit to them, Clearstream customers or Euroclear participants can elect not to pre-position funds and allow that credit line to be drawn upon to finance settlement. Under this procedure, Clearstream customers or Euroclear participants purchasing global securities would incur overdraft charges for one day, assuming they cleared the overdraft when the global securities were credited to their accounts. However, interest on the global securities would accrue from the value date. Therefore, in many cases the investment income on the global securities earned during that one-day period may substantially reduce or offset the amount of such overdraft charges, although this result will depend on each Clearstream customer’s or Euroclear participant’s particular cost of funds.

Since the settlement is taking place during New York business hours, DTC participants can employ their usual procedures for sending global securities to the respective European depositary for the benefit of Clearstream customers or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC participant a cross-market transaction will settle no differently from a trade between two DTC participants.

Trading between Clearstream or Euroclear seller and DTC purchaser. Due to time zone differences in their favor, Clearstream customers and Euroclear participants may employ their customary procedures for transactions in which global securities are to be transferred by the respective clearing system, through the respective European depositary, to another DTC participant. The seller will send instructions to Clearstream before 12:30 p.m. on the settlement date. In these cases, Clearstream or Euroclear will instruct the respective European depositary, as appropriate, to credit the global securities to the DTC participant’s account against payment. The payment will then be reflected in the account of the Clearstream customer or Euroclear participant the following day, and receipt of the cash proceeds in the Clearstream customer’s or Euroclear participant’s account would be back-valued to the value date, which would be the preceding day, when settlement occurred in New York. If the Clearstream customer or Euroclear participant has a line of credit with its respective clearing system and elects to draw on such line of credit in anticipation of receipt of the sale proceeds in its account, the back-valuation may substantially reduce or offset any overdraft charges incurred over that one-day period. If settlement is not completed on the intended value date (i.e., the trade fails), receipt of the cash proceeds in the Clearstream customer’s or Euroclear participant’s account would instead be valued as of the actual settlement date.

A-III-2

Certain U.S. Federal Income Tax Documentation Requirements

A beneficial owner of global securities holding securities through Clearstream, Euroclear or through DTC—if the holder has an address outside the U.S.—will be subject to the 30% U.S. withholding tax that generally applies to payments of interest, including original issue discount, on registered debt issued by U.S. Persons, unless (1) each clearing system, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business in the chain of intermediaries between the beneficial owner and the U.S. entity required to withhold tax complies with applicable certification requirements and (2) the beneficial owner provides the appropriate certification for obtaining an exemption or reduced tax rate. See “Federal Income Tax Consequences” in this prospectus.

A-III-3

First National Master Note Trust

Issuing Entity

First National Funding LLC

Depositor

First National Bank of Omaha

Sponsor, Bank and Servicer

Series 20[●]-[●] Asset Backed Notes

$[●] Class A Notes

Prospectus

Underwriters of the Class A Notes

Joint Book Runners

[●]	[●]

Co-Manager

[●]

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information.

We are not offering the notes in any state where the offer is not permitted.

We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on the cover.

Dealers will deliver a prospectus when acting as underwriters of the notes and with respect to their unsold allotments or subscriptions. In addition, all dealers selling the notes will deliver a prospectus until 90 days after the date of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 12.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the estimated expenses to be borne by the registrant, other than the underwriting discounts and commissions, in connection with the issuance and distribution of the Offered Notes hereunder.

SEC registration fee	$236,645
Accounting fees and expenses	$61,000
Legal fees and expenses	$170,000
Printing and engraving costs	$13,000
Blue Sky fees and expenses	$10,000
Trustee’s fees	$12,000
Rating Agency fees	$210,000
Federal taxes	N/A
State taxes	N/A
Transfer Agent’s fees	N/A
Engineering fees	N/A
D&O Insurance premiums	N/A
Miscellaneous	$10,000

Total	$722,645

ITEM 13.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Nebraska Uniform Limited Liability Company Act (Sections 21-110(f) and 21-137) gives Nebraska limited liability companies broad powers to indemnify any member or manager or former member or manager against any debt, obligation, or other liability, except for breaches of duties and other matters set forth in the Nebraska Uniform Limited Liability Company Act. Pursuant to the terms of its Operating Agreement, First National Funding LLC shall, to the fullest extent permitted by the Nebraska Uniform Limited Liability Company Act, indemnify and hold harmless, and advance expenses to, each member, any manager and each officer and director of the managing member against any losses, claims, damages or liabilities to which the indemnified party may become subject in connection with any matter arising from, related to, or in connection with, First National Funding LLC’s business or affairs. The directors and officers of First National Funding Corporation, the managing member of First National Funding LLC, are covered by a directors and officers’ insurance policy which insures against losses, claims, damages and liabilities incurred by reason of certain wrongful acts committed by such persons in their capacities as directors and officers.

Pursuant to agreements which First National Funding LLC may enter into with underwriters or agents (forms of which will be included as exhibits to the registration statement), officers and directors of First National Funding LLC, and affiliates thereof, may be entitled to indemnification by such underwriters or agents against certain liabilities, including liabilities under the Securities Act of 1933, arising from information which has been or will be furnished to the registrant by such underwriters or agents that appears in the registration statement or any prospectus.

ITEM 14.	EXHIBITS.

Exhibit No.	Description

1.1	Form of Underwriting Agreement

3.1	Articles of Organization for First National Funding LLC (incorporated by reference to registrants’ registration statement filed on April 18, 2002, file no. 333-86574-01)

3.2	Operating Agreement for First National Funding LLC, dated as of October 24, 2002 (incorporated by reference to registrants’ Form 8-K filed on November 4, 2002, file no. 333-86574-01)

4.1	Second Amended and Restated Master Indenture, dated as of September 23, 2016, between First National Master Note Trust and U.S. Bank National Association (incorporated by reference from registrants’ Form 8-K filed on September 28, 2016, file no. 333- 209738)

4.2	Omnibus Instrument of Appointment and Acceptance of U.S. Bank National Association As Successor Indenture Trustee, dated as of June 18, 2013, among U.S. Bank National Association, The Bank of New York Mellon Trust Company, N.A. and First National Master Note Trust and acknowledged and accepted by First National Funding LLC and First National Bank of Omaha (incorporated by reference from registrants’ Form S-3 filed on July 24, 2013, file no. 333-190096)

4.3	Form of Indenture Supplement, including form of Notes

4.4	Form of Risk Retention Agreement

4.5	Series 2017-2 Indenture Supplement dated as of October 19, 2017 between First National Master Note Trust and U.S. Bank National Association, as indenture trustee (incorporated by reference from registrants’ Form 8-K filed on October 19, 2017, file no. 333-209738)

4.6	Risk Retention Agreement dated as of October 19, 2017 by and among First National Bank of Omaha, First National Funding LLC and First National Master Note Trust (incorporated by reference from registrants’ Form 8-K filed on October 19, 2017, file no. 333-209738)

4.7	Series 2018-1 Indenture Supplement dated as of October 17, 2018 between First National Master Note Trust and U.S. Bank National Association, as indenture trustee (incorporated by reference from registrants’ Form 8-K filed on October 17, 2018, file no. 333-209738)

4.8	Risk Retention Agreement dated as of October 17, 2018 by and among First National Bank of Omaha, First National Funding LLC and First National Master Note Trust (incorporated by reference from registrants’ Form 8-K filed on October 17, 2018, file no. 333-209738)

4.9	Second Amended and Restated Transfer and Servicing Agreement, dated as of September 23, 2016, among First National Funding LLC, First National Bank of Omaha and First National Master Note Trust (incorporated by reference from registrants’ Form 8-K filed on September 28, 2016, file no. 333- 209738)

4.10	Second Amended and Restated Trust Agreement of First National Master Note Trust, dated as of September 23, 2016, between First National Funding LLC and Wilmington Trust Company (incorporated by reference from registrants’ Form 8-K filed on September 28, 2016, file no. 333- 209738)

4.11	Second Amended and Restated Administration Agreement, dated as of September 23, 2016, between First National Master Note Trust and First National Bank of Omaha (incorporated by reference from registrants’ Form 8-K filed on September 28, 2016, file no. 333-209738)

4.12	Second Amended and Restated Receivables Purchase Agreement, dated as of September 23, 2016, between First National Bank of Omaha and First National Funding LLC (incorporated by reference from registrants’ Form 8-K filed on September 28, 2016, file no. 333- 209738)

4.13	Asset Representations Review Agreement, dated as of September 23, 2016, among First National Bank of Omaha, First National Funding LLC, First National Master Note Trust and FTI Consulting, Inc. (incorporated by reference from registrants’ Form 8-K filed on September 28, 2016, file no. 333- 209738)

5.1	Opinion of Kutak Rock LLP with respect to legality

8.1	Opinion of Kutak Rock LLP with respect to tax matters

23.1	Consent of Kutak Rock LLP (included in Exhibits 5.1 and 8.1)

24.1	Power of Attorney (included in the signature block of the initial filing of this registration statement)

24.2	Certified Copy of Resolutions Authorizing Powers of Attorney

25.1	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of U.S. Bank National Association, as indenture trustee under the Indenture

36.1	Form of Depositor Certification for shelf offerings of asset-backed securities

ITEM 15.	UNDERTAKINGS.

(a)	As to Rule 415:

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that Paragraphs (a)(1)(i), (ii), and (iii) of this section do not apply if the registration statement is on Form S-1, Form S-3, Form SF-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;

Provided further, however, paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form SF-1 or Form SF-3, and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§239.1100(c)).

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser:

(i) If the Registrant is relying on Rule 430D:

(a) each prospectus filed by the registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(b) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii)or (a)(1)(xii) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) If the registrant is relying on Rule 430D, with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.

(b) As to filings incorporating subsequent Exchange Act documents by reference:

The undersigned Registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 13 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Omaha, State of Nebraska, on May 1, 2019.

FIRST NATIONAL FUNDING LLC

By:	FIRST NATIONAL FUNDING CORPORATION,
Managing Member

	By:	/s/ Timothy D. Hart
Timothy D. Hart
President

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Nicholas W. Baxter, Timothy D. Hart, Anthony Cerasoli and Lori L. Niemeyer, and any of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for and in his own name, place and stead, in any and all capacities, acting alone, to sign this Registration Statement, any and all amendments (including post-effective amendments) to this Registration Statement and any or all other documents in connection therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all said attorney-in-fact and agent or any of them or any substitute or substitute for any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Timothy D. Hart Name: Timothy D. Hart	President (Principal Executive Officer) and Director	May 1, 2019

/s/ Nicholas W. Baxter Name: Nicholas W. Baxter	Chairman of the Board and Director	May 1, 2019

/s/ Anthony Cerasoli Name: Anthony Cerasoli	Senior Vice President and Treasurer (Principal Financial Officer and Principal Accounting Officer)	May 1, 2019

/s/ Jill A. Russo Name: Jill A. Russo	Director	May 1, 2019

/s/ Kevin P. Burns Name: Kevin P. Burns	Director	May 1, 2019